    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 20, 1996



                                                      REGISTRATION NO. 333-08207

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                               AMENDMENT NO. 1 TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

           NORTH CAROLINA                   8731                     56-1640186
    (State or other jurisdiction (Primary Standard Industrial       (I.R.S. Employer
         of incorporation or      Classification Code Number)      Identification No.)
            organization)

                       115 NORTH THIRD STREET, 5TH FLOOR
                        WILMINGTON, NORTH CAROLINA 28401
                                 (910) 251-0081
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                         FREDRIC N. ESHELMAN, PHARM.D.
                            CHIEF EXECUTIVE OFFICER
                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.
                       115 NORTH THIRD STREET, 5TH FLOOR
                        WILMINGTON, NORTH CAROLINA 28401
                                 (910) 251-0081
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

       DONALD R. REYNOLDS, ESQ.                       CRAIG E. CHASON, ESQ.
WYRICK, ROBBINS, YATES & PONTON L.L.P.          SHAW, PITTMAN, POTTS & TROWBRIDGE
   4101 LAKE BOONE TRAIL, SUITE 300                    2300 N STREET, N.W.
     RALEIGH, NORTH CAROLINA 27607                    WASHINGTON, D.C. 20037
            (919) 781-4000                                (202) 663-8758

                             ---------------------

     APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the registration statement becomes effective and upon consummation of the transaction described herein.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instructions, please check the following box. / /
                             ---------------------

                       CALCULATION OF REGISTRATION FEE(1)



- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------
                                                   PROPOSED MAXIMUM PROPOSED MAXIMUM
                                                       OFFERING       AGGREGATE       AMOUNT OF
   TITLE OF EACH CLASS OF          AMOUNT TO BE       PRICE PER        OFFERING      REGISTRATION
 SECURITIES TO BE REGISTERED        REGISTERED         SHARE(2)        PRICE(3)          FEE
- ---------------------------------------------------------------------------------------------------
Common Stock, par value
  $.10 per share.............    1,131,116 shares       $29.75      $33,650,701.00    $11,603.69
- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------



(1) Represents the additional fee payable to register the maximum number of shares of PPD Common Stock issuable in connection with outstanding options to purchase up to 2,790,125 shares of APBI Common Stock, based upon the maximum Exchange Ratio of 0.4054. A fee of $114,548.02 was paid on July 16, 1996 for 11,970,784 shares of PPD Common Stock (the maximum number issuable in exchange for then outstanding shares of APBI Common Stock), based upon the maximum Exchange Ratio and the closing price per share on July 15, 1996, $27.75.


(2) The closing price per share of PPD Common Stock on August 13, 1996.


(3) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(i).

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.


                               13,101,900 SHARES

                     COMMON STOCK, PAR VALUE $.10 PER SHARE

                                   PROSPECTUS
                             ---------------------

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.
                                      AND
                     APPLIED BIOSCIENCE INTERNATIONAL INC.

                           JOINT PROXY STATEMENT FOR
                        SPECIAL MEETINGS OF SHAREHOLDERS

                         TO BE HELD SEPTEMBER 25, 1996



     This Joint Proxy Statement and Prospectus (the "Proxy Statement") is being furnished to the shareholders of Pharmaceutical Product Development, Inc., a North Carolina corporation (unless the context otherwise requires, together with its subsidiaries, "PPD"), and to the stockholders of Applied Bioscience International Inc., a Delaware corporation (unless the context otherwise requires, together with its subsidiaries, "APBI"), in connection with the solicitation of proxies by the Board of Directors of PPD from holders of PPD's outstanding shares of Common Stock, par value $.10 per share ("PPD Common Stock"), and the solicitation of proxies by the Board of Directors of APBI from holders of APBI's outstanding shares of Common Stock, par value $.01 per share ("APBI Common Stock"), for use at a special meeting of shareholders of PPD and a special meeting of stockholders of APBI, respectively (together with any adjournments and postponements thereof, the "Special Meetings"). At the Special Meetings, the shareholders of PPD and APBI will be asked to consider and vote upon a proposal to approve and adopt that certain Agreement and Plan of Reorganization, dated as of June 20, 1996 (the "Merger Agreement"), a copy of which (without exhibits or schedules) is attached hereto as Annex A and incorporated herein by reference, providing for the merger (the "Merger") of Wilmington Merger Corp., a North Carolina corporation and a wholly owned subsidiary of PPD ("Merger Sub"), with and into APBI on the terms described in this Proxy Statement. This Proxy Statement has been filed with the Securities and Exchange Commission (the "Commission") as part of a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of PPD Common Stock which will be issued to holders of APBI Common Stock and options to purchase APBI Common Stock pursuant to the Merger. This Proxy Statement also constitutes the Prospectus of PPD filed as part of such Registration Statement. In the Merger, each outstanding share of APBI Common Stock will be converted into the right to receive shares of PPD Common Stock based upon a ratio (the "Exchange Ratio") computed as follows: (i) if the Average PPD Stock Price (as defined below) is equal to or less than $37.00, then the Exchange Ratio shall be equal to 0.4054; (ii) if the Average PPD Stock Price is greater than $37.00 and equal to or less than $48.00, then the Exchange Ratio shall be equal to the quotient of $15.00 divided by the Average PPD Stock Price; and (iii) if the Average PPD Stock Price is greater than $48.00, then the Exchange Ratio shall be equal to the quotient of (x) divided by (y), where (x) is $15.00 and where (y) is the Average PPD Stock Price less the product of 0.5 and the difference between the Average PPD Stock Price and $48.00. The "Average PPD Stock Price" means the average of the last sale prices of a share of PPD Common Stock for the 10 most recent days that PPD Common Stock has traded ending on the day which is five days immediately prior to the effective date of the Merger, as reported on the Nasdaq National Market, rounded to the nearest cent. The average of the last sale prices of a share of PPD Common Stock for the 10 most recent trading days ended August 19, 1996 was $30.09. In the event that, as of immediately prior to the closing of the Merger, it appears that the Average PPD Stock Price will be less than $30.00, the Boards of Directors of PPD and APBI will consider, in light of the circumstances at that time, whether or not to exercise their respective rights to terminate the Merger Agreement. It is anticipated that as a result of the Merger, the former stockholders of APBI will own a majority of the outstanding stock of PPD.


     The shareholders of PPD are also being asked to consider and vote upon the following transactions related to the Merger (the "Merger Transactions"): (i) an amendment to PPD's Articles of Incorporation to increase the number of authorized shares of PPD Common Stock from 30,000,000 to 95,000,000; (ii) an increase in the number of authorized directors from eight to nine; (iii) an amendment to PPD's Bylaws to provide for the annual election of directors; (iv) an amendment to PPD's 1995 Equity Compensation Plan to increase the number of shares of PPD Common Stock reserved for issuance thereunder from 750,000 shares to 1,500,000 shares; and (v) an amendment to PPD's 1995 Stock Option Plan for Non-Employee Directors to increase the number of shares of PPD Common Stock reserved for issuance thereunder from 50,000 to 100,000.

     The Board of Directors of PPD has unanimously determined that the Merger and the Merger Transactions are in the best interests of the shareholders of PPD and recommends that they vote their PPD shares FOR approval of the Merger Agreement and the Merger Transactions. The Board of Directors of APBI has unanimously determined that the Merger is in the best interests of the stockholders of APBI, and recommends that they vote their shares FOR approval of the Merger Agreement.


     SEE "INVESTMENT CONSIDERATIONS" ON PAGE 18 FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED BY SHAREHOLDERS IN CONNECTION WITH THEIR VOTE.


     NEITHER THE MERGER NOR THE SECURITIES COVERED BY THIS PROXY STATEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   This Proxy Statement is dated, and was first mailed to the shareholders of

        PPD and the stockholders of APBI, on or about, August 20, 1996.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

                       115 NORTH THIRD STREET, 5TH FLOOR

                        WILMINGTON, NORTH CAROLINA 28401

                             ---------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON SEPTEMBER 25, 1996


                             ---------------------

Dear Shareholders of Pharmaceutical Product Development, Inc.:


     You are cordially invited to attend a Special Meeting of Shareholders of Pharmaceutical Product Development, Inc., a North Carolina corporation ("PPD"), to be held at 10:30 a.m., local time, on September 25, 1996, at PPD's corporate headquarters located at 115 North Third Street, Wilmington, North Carolina, to consider and vote upon the approval of an Agreement and Plan of Reorganization, dated as of June 20, 1996, among PPD, Wilmington Merger Corp., a North Carolina corporation and a wholly owned subsidiary of PPD ("Merger Sub"), and Applied Bioscience International Inc., a Delaware corporation ("APBI"), (the "Merger Agreement"), pursuant to which, among other things, Merger Sub will be merged with and into APBI (the "Merger"), Merger Sub will cease to exist as a separate legal entity, and each outstanding share of APBI Common Stock will be converted into the right to receive shares of PPD Common Stock based upon a ratio (the "Exchange Ratio") computed as follows: (i) if the Average PPD Stock Price (as defined below) is equal to or less than $37.00, then the Exchange Ratio shall be equal to 0.4054; (ii) if the Average PPD Stock Price is greater than $37.00 and equal to or less than $48.00, then the Exchange Ratio shall be equal to the quotient of $15.00 divided by the Average PPD Stock Price; and (iii) if the Average PPD Stock Price is greater than $48.00, then the Exchange Ratio shall be equal to the quotient of (x) divided by (y), where (x) is $15.00 and where (y) is the Average PPD Stock Price less the product of 0.5 and the difference between the Average PPD Stock Price and $48.00. The "Average PPD Stock Price" means the average of the last sale prices of a share of PPD Common Stock for the 10 most recent days that PPD Common Stock has traded ending on the day which is five days immediately prior to the effective date of the Merger, as reported on the Nasdaq National Market, rounded to the nearest cent. The average of the last sale prices of a share of PPD Common Stock for the 10 most recent trading days ended August 19, 1996 was $30.09. In the event that, as of immediately prior to the closing of the Merger, it appears that the Average PPD Stock Price will be less than $30.00, the Boards of Directors of PPD and APBI will consider, in light of the circumstances at that time, whether or not to exercise their respective rights to terminate the Merger Agreement. It is anticipated that as a result of the Merger, the former stockholders of APBI will own a majority of the outstanding stock of PPD.



     You are also being asked to consider and vote upon the following transactions related to the Merger (the "Merger Transactions"): (i) an amendment to PPD's Articles of Incorporation to increase the number of authorized shares of PPD Common Stock from 30,000,000 to 95,000,000; (ii) an increase of the number of authorized directors of PPD from eight to nine; (iii) an amendment to PPD's Bylaws to provide for the annual election of directors; (iv) an amendment to PPD's 1995 Equity Compensation Plan to increase the number of shares of PPD Common Stock reserved for issuance thereunder from 750,000 shares to 1,500,000 shares; and (v) an amendment to PPD's 1995 Stock Option Plan for Non-Employee Directors to increase the number of shares of PPD Common Stock reserved for issuance thereunder from 50,000 to 100,000.



     The Board of Directors of PPD has unanimously determined that the Merger and the Merger Transactions are in the best interests of the shareholders of PPD and recommends that you vote FOR approval of the Merger Agreement and the Merger Transactions. See "The Merger -- Recommendation of the Board of Directors of PPD" for a discussion of the factors considered by the PPD Board. The directors and executive officers of PPD and their affiliates have the right to vote, in the aggregate, 6,854,351 shares of PPD Common Stock (approximately 74.1% of the shares outstanding). These directors and executive officers of PPD have announced to PPD that they intend to vote their shares FOR approval of the Merger Agreement and the

Merger Transactions. In addition, certain of these individuals, who own, in the aggregate, 6,729,539 shares of PPD Common Stock (approximately 72.8% of the shares outstanding), have contractually agreed to vote their shares in favor of the Merger Agreement and the Merger Transactions. Therefore, it is probable that the Merger Agreement and the Merger Transactions will be approved by the requisite PPD shareholder vote. See "Voting and Proxy Information" and "Certain Information Concerning PPD -- Principal Shareholders".


     A copy of the Merger Agreement (without exhibits or schedules) is attached to the accompanying Joint Proxy Statement and Prospectus as Annex A. The Joint Proxy Statement and Prospectus forms a part of this Notice.

     All PPD shareholders, whether or not they expect to attend the PPD Special Meeting in person, are requested to complete, sign, date and return the enclosed form of proxy in the accompanying envelope (which requires no additional postage if mailed in the United States). Your proxy will be revocable, either in writing or by voting in person at the PPD Special Meeting, at any time prior to its exercise.

                                          By Order of the Board of Directors
                                          of Pharmaceutical Product Development,
                                          Inc.


August 20, 1996

                     APPLIED BIOSCIENCE INTERNATIONAL INC.

                            4350 NORTH FAIRFAX DRIVE
                           ARLINGTON, VIRGINIA 22203
                             ---------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON SEPTEMBER 25, 1996

                             ---------------------

Dear Stockholders of Applied Bioscience International Inc.:


     You are cordially invited to attend a Special Meeting of Stockholders of Applied Bioscience International Inc., a Delaware corporation ("APBI"), to be held at 11:00 a.m., local time, on September 25, 1996, at The Peninsula Hotel New York, 700 Fifth Avenue at 55th Street, New York, New York, to consider and vote upon the approval of an Agreement and Plan of Reorganization, dated as of June 20, 1996, among Pharmaceutical Product Development, Inc., a North Carolina corporation ("PPD"), Wilmington Merger Corp., a North Carolina corporation and a wholly owned subsidiary of PPD ("Merger Sub"), and APBI (the "Merger Agreement"), pursuant to which, among other things, Merger Sub will be merged with and into APBI (the "Merger"), Merger Sub will cease to exist as a separate legal entity, and each outstanding share of APBI Common Stock will be converted into the right to receive shares of PPD Common Stock based upon a ratio (the "Exchange Ratio") computed as follows: (i) if the Average PPD Stock Price (as defined below) is equal to or less than $37.00, then the Exchange Ratio will be equal to 0.4054; (ii) if the Average PPD Stock Price is greater than $37.00 and equal to or less than $48.00, then the Exchange Ratio will be equal to the quotient of $15.00 divided by the Average PPD Stock Price; and (iii) if the Average PPD Stock Price is greater than $48.00, then the Exchange Ratio will be equal to the quotient of (x) divided by (y), where (x) is $15.00 and where (y) is the Average PPD Stock Price less the product of 0.5 and the difference between the Average PPD Stock Price and $48.00. The "Average PPD Stock Price" means the average of the last sale prices of a share of PPD Common Stock for the 10 most recent days that PPD Common Stock has traded ending on the day which is five days immediately prior to the effective date of the Merger, as reported on the Nasdaq National Market, rounded to the nearest cent. The average of the last sale prices of a share of PPD Common Stock for the 10 most recent trading days ended August 19, 1996 was $30.09. In the event that, as of immediately prior to the closing of the Merger, it appears that the Average PPD Stock Price will be less than $30.00, the Boards of Directors of PPD and APBI will consider, in light of the circumstances at that time, whether or not to exercise their respective rights to terminate the Merger Agreement. It is anticipated that as a result of the Merger, the former stockholders of APBI will own a majority of the outstanding stock of PPD.



     The Board of Directors of APBI has unanimously determined that the Merger is in the best interests of the stockholders of APBI and recommends that you vote FOR approval and adoption of the Merger Agreement. See "The
Merger -- Recommendation of the Board of Directors of APBI" for a discussion of the factors considered by the APBI Board. The Merger will not be effected unless approved by the holders of a majority of the outstanding shares of APBI Common Stock.


     A copy of the Merger Agreement (without exhibits or schedules) is attached to the accompanying Joint Proxy Statement and Prospectus as Annex A. The Joint Proxy Statement and Prospectus forms a part of this Notice.

     All APBI stockholders, whether or not they expect to attend the APBI Special Meeting in person, are requested to complete, sign, date and return the enclosed form of proxy in the accompanying envelope (which requires no additional postage if mailed in the United States). Your proxy will be revocable, either in writing or by voting in person at the APBI Special Meeting, at any time prior to its exercise.

                                          By Order of the Board of Directors
                                          of Applied Bioscience International
                                          Inc.


August 20, 1996

                             AVAILABLE INFORMATION

     PPD has filed a Registration Statement on Form S-4 (as amended, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") with respect to the shares of PPD Common Stock to be issued by it in the Merger. This Proxy Statement constitutes the Prospectus of PPD that is filed as a part of the Registration Statement. As permitted by the rules and regulations of the Commission, this Proxy Statement omits certain information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to PPD and the PPD Common Stock.

     Each of PPD and APBI is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements, and other information with the Commission. Reports, proxy statements and other information filed by PPD and APBI with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at the regional offices of the Commission located at the 14th Floor, 75 Park Place, New York, New York 10007, and Room 3190, 230 South Dearborn Street, Chicago, Illinois 60604. Copies of such material may also be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information concerning PPD and APBI may also be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED HEREIN IN CONNECTION WITH THE MATTERS DESCRIBED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PPD, MERGER SUB OR APBI. NEITHER THE DELIVERY HEREOF NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF. THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED BY THIS PROXY STATEMENT OR A SOLICITATION OF A PROXY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     For purposes hereof, the following sections of APBI's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as filed with the Commission, are incorporated herein by reference: Item 10. Directors and Executive Officers of the Company; Item 11. Executive Compensation; Item 12. Security Ownership of Certain Beneficial Owners and Management; and Item 13. Certain Relationships and Related Transactions.

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................     2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......................................     2
SUMMARY...............................................................................     5
  The Parties.........................................................................     5
  The Special Meetings; Purposes of the Meetings......................................     5
  Principal Terms of the Merger.......................................................     6
  Background of the Merger............................................................     7
  Recommendation of PPD's Board of Directors..........................................     7
  Recommendation of APBI's Board of Directors.........................................     7
  Opinions of Financial Advisors......................................................     7
  Board of Directors and Management of PPD After the Merger...........................     8
  Interests of Certain Persons in the Merger..........................................     8
  Conditions to Consummation of the Merger............................................     8
  Effective Time of the Merger........................................................     9
  Exchange of Share Certificates......................................................     9
  Termination.........................................................................     9
  Certain Federal Income Tax Consequences.............................................     9
  Accounting Treatment................................................................    10
  Regulatory Approvals................................................................    10
  Appraisal Rights....................................................................    10
  The Merger Transactions.............................................................    10
  Market Prices and Dividend Policies.................................................    11
  Selected Historical and Unaudited Pro Forma Combined Financial Data.................    12
INVESTMENT CONSIDERATIONS.............................................................    18
  Considerations with Respect to PPD's Business.......................................    18
  Considerations with Respect to APBI's Business......................................    21
  Considerations with Respect to the Merger...........................................    23
  Factors for Forward-Looking Information.............................................    23
INTRODUCTION..........................................................................    24
VOTING AND PROXY INFORMATION..........................................................    25
THE MERGER............................................................................    27
  General.............................................................................    27
  Background of the Merger............................................................    27
  Recommendation of the Board of Directors of PPD.....................................    29
  Recommendation of the Board of Directors of APBI....................................    31
  Opinions of Financial Advisors......................................................    33
  The Merger Agreement................................................................    45
  Certain Federal Income Tax Consequences.............................................    52
  Accounting Treatment................................................................    54
  Restrictions on Resale of PPD Common Stock..........................................    54
  Interests of Certain Persons in the Merger..........................................    55
  Regulatory and Other Legal Matters..................................................    56

                                                                                        PAGE
                                                                                        ----
THE MERGER TRANSACTIONS...............................................................    57
  Approval of Amendment to PPD's Articles of Incorporation to Increase Authorized
     Shares...........................................................................    57
  Approval of Increase in the Authorized Number of Directors..........................    57
  Approval of Amendment to PPD's Bylaws to Provide for the Annual Election of
     Directors........................................................................    58
  Approval of Amendment to PPD's 1995 Equity Compensation Plan........................    58
  Approval of Amendment to PPD's 1995 Stock Option Plan for Non-Employee Directors....    62
PRO FORMA COMBINED FINANCIAL STATEMENTS...............................................    64
CERTAIN INFORMATION CONCERNING PPD....................................................    70
  Business............................................................................    70
  Management's Discussion and Analysis of Financial Condition and Results of
     Operations.......................................................................    83
  Management..........................................................................    87
  Principal Shareholders..............................................................    90
  Certain Transactions................................................................    91
  Description of Capital Stock........................................................    92
CERTAIN INFORMATION CONCERNING MERGER SUB.............................................    95
CERTAIN INFORMATION CONCERNING APBI...................................................    96
  Business............................................................................    96
  Management's Discussion and Analysis of Financial Condition and Results of
     Operations.......................................................................   107
COMPARISON OF THE RIGHTS OF HOLDERS OF PPD COMMON STOCK AND APBI COMMON STOCK.........   116
LEGAL MATTERS.........................................................................   120
EXPERTS...............................................................................   120
INDEX TO FINANCIAL STATEMENTS.........................................................   F-1
ANNEX A -- Merger Agreement...........................................................   A-1
ANNEX B -- Opinion of Furman Selz.....................................................   B-1
ANNEX C -- Opinion of Lehman Brothers.................................................   C-1

                                    SUMMARY

     The following is a brief summary of certain information contained elsewhere in this Proxy Statement. The summary is not intended to be a complete statement of all material features of the Merger and related transactions and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Proxy Statement and the Annexes attached hereto. Shareholders of PPD and stockholders of APBI should read all such information in its entirety.

     This Proxy Statement contains certain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of many factors, including, but not limited to, those discussed under "Investment Considerations".

THE PARTIES

     Pharmaceutical Product Development, Inc., a North Carolina corporation ("PPD"), is a leading contract research organization ("CRO") which provides a broad range of development services to the pharmaceutical and biotechnology industries in the U.S. and abroad. Wilmington Merger Corp., a North Carolina corporation and a wholly owned subsidiary of PPD ("Merger Sub"), is a corporation recently organized in connection with the Merger, and has not conducted any other business. The principal executive offices of PPD and Merger Sub are located at 115 North Third Street, 5th Floor, Wilmington, North Carolina 28401, and their telephone number at that address is (910) 251-0081. See "Certain Information Concerning PPD" and "Certain Information Concerning Merger Sub".

     Applied Bioscience International Inc., a Delaware corporation ("APBI"), is a holding company providing financial and operational support for its subsidiaries which include Pharmaco International Inc. (together with subsidiaries, "Pharmaco"), Clinix International Inc., operating under the trade name of the Chicago Center for Clinical Research ("CCCR"), and APBI Environmental Sciences Group, Inc., operating under the trade name ENVIRON. Pharmaco is also a leading CRO. Together these companies provide a broad range of research and consulting services in the life and environmental sciences to clients in the pharmaceutical, general chemical, agrochemical, biotechnology and other industries throughout the world. The principal executive office of APBI is located at 4350 North Fairfax Drive, Arlington, Virginia 22203, and its telephone number at that address is (703) 516-2490. See "Certain Information Concerning APBI".

THE SPECIAL MEETINGS; PURPOSES OF THE MEETINGS

  Time, Date and Place of the Special Meetings


     The special meeting of shareholders of PPD will be held at 10:30 a.m. (local time) on September 25, 1996 at PPD's corporate headquarters located at 115 North Third Street, Wilmington, North Carolina (the "PPD Special Meeting").



     The special meeting of stockholders of APBI will be held at 11:00 a.m. (local time) on September 25, 1996 at The Peninsula Hotel New York, 700 Fifth Avenue at 55th Street, New York, New York (the "APBI Special Meeting").


  Purpose of the Special Meetings

     The PPD Special Meeting will be held to permit the holders of shares of PPD Common Stock to consider and vote upon proposals to approve: (i) the Merger Agreement; (ii) an amendment to PPD's Articles of Incorporation to increase the number of authorized shares of PPD Common Stock from 30,000,000 to 95,000,000;
(iii) an increase in the number of authorized directors from eight to nine; (iv) an amendment to PPD's Bylaws to provide for the annual election of directors;
(v) an amendment to PPD's 1995 Equity Compensation Plan (the "PPD Equity Plan") to increase the number of shares of PPD Common Stock reserved for issuance thereunder from 750,000 shares to 1,500,000 shares; and (vi) an amendment to PPD's 1995 Stock Option Plan for Non-Employee Directors (the "Non-Employee Director Plan") to increase the number of shares of PPD Common Stock reserved for issuance thereunder from 50,000 to 100,000.

     The APBI Special Meeting will be held to permit the holders of shares of APBI Common Stock to consider and vote upon a proposal to approve the Merger Agreement.

  Record Date and Outstanding Shares


     Only holders of record of PPD Common Stock as of the close of business on July 31, 1996 (the "PPD Record Date") will be entitled to notice of and to vote at the PPD Special Meeting. On the PPD Record Date, 9,245,295 shares of PPD Common Stock were outstanding. PPD shareholders of record on the Record Date are entitled to one vote per share on any matter which may properly come before the PPD Special Meeting.



     Only holders of record of APBI Common Stock as of the close of the business on August 9, 1996 (the "APBI Record Date") will be entitled to notice of and to vote at the APBI Special Meeting. On the APBI Record Date, 29,559,699 shares of APBI Common Stock were outstanding. APBI stockholders of record on the APBI Record Date are entitled to one vote per share on any matter which may properly come before the APBI Special Meeting.


  Vote Required


     The affirmative vote of the holders of a majority of the shares of PPD Common Stock entitled to vote and present or represented by proxy at the PPD Special Meeting is required to approve the Merger Agreement, to amend the PPD Articles of Incorporation as proposed in the Merger Transactions and to amend each of the PPD Equity Plan and the Non-Employee Director Plan as proposed in the Merger Transactions. The PPD Bylaws may be amended and the number of authorized directors of PPD increased, as proposed in the Merger Transactions, by an affirmative vote of 75% all eligible voters present in person or by proxy at the PPD Special Meeting. The directors and executive officers of PPD and their affiliates have the right to vote, in the aggregate, 6,854,351 shares of PPD Common Stock (approximately 74.1% of the shares outstanding). These directors and executive officers of PPD have announced to PPD that they intend to vote their shares FOR approval of the Merger Agreement and the Merger Transactions. In addition, certain of these individuals (Ernest Mario, Fredric Eshelman, John A. McNeill, Jr. and Ronald B. McNeill), who own, in the aggregate, 6,729,539 shares of PPD Common Stock (approximately 72.8% of the shares outstanding), have contractually agreed to vote their shares in favor of the Merger Agreement and the Merger Transactions. Therefore it is probable that the Merger Agreement and the Merger Transactions will be approved by the requisite PPD shareholder vote. See "Voting and Proxy Information" and "Certain Information Concerning PPD -- Principal Shareholders".



     The affirmative vote of the holders of a majority of the outstanding shares of APBI Common Stock is required to approve the Merger Agreement.


     The obligations of APBI and PPD to consummate the Merger are subject, among other things, to the condition that such affirmative votes shall have been obtained. See "The Merger -- The Merger Agreement -- Conditions to Consummation of the Merger" and "-- Amendments and Termination of the Merger Agreement".

     PPD, as the sole shareholder of Merger Sub, has approved the Merger Agreement.

PRINCIPAL TERMS OF THE MERGER


     Under the terms of the Merger Agreement, Merger Sub will be merged into APBI (the "Merger") and Merger Sub will cease to exist as a separate legal entity. Upon consummation of the Merger, each outstanding share of APBI Common Stock will be converted into the right to receive shares of PPD Common Stock based upon a ratio (the "Exchange Ratio") computed as follows: (i) if the Average PPD Stock Price (as defined below) is equal to or less than $37.00, then the Exchange Ratio shall be equal to 0.4054; (ii) if the Average PPD Stock Price is greater than $37.00 and equal to or less than $48.00, then the Exchange Ratio shall be equal to the quotient of $15.00 divided by the Average PPD Stock Price; and (iii) if the Average PPD Stock Price is greater than $48.00, then the Exchange Ratio shall be equal to the quotient of (x) divided by (y), where (x) is $15.00 and where (y) is the Average PPD Stock Price less the product of 0.5 and the difference between the Average PPD Stock Price and $48.00. No fractional shares of PPD Common Stock will be issued but, in lieu thereof, each holder of APBI Common Stock, the conversion of whose shares results in a fractional share of PPD Common Stock, shall receive from PPD an amount of cash (rounded to the nearest whole cent) equal to the product of such fraction multiplied by the Average PPD Stock Price. The shares of PPD Common Stock and cash to be paid in lieu of fractional shares are sometimes referred to collectively herein as the "Merger Consideration". The "Average PPD Stock Price" means the average of the last sale prices of a share of PPD Common Stock for the 10 most recent days that PPD Common Stock has traded ending on the day which is five days immediately prior to the effective date of the Merger, as reported on the Nasdaq National Market, rounded to the nearest cent. The average of the last sale prices of a share of PPD Common Stock for the 10 most recent trading days ended August 19, 1996 was $30.09. In the event that, as of immediately prior to the closing of the Merger, it appears that the Average PPD Stock Price will be less than $30.00, the Boards of Directors of PPD and APBI will consider, in light of the circumstances at that time, whether or not to exercise their respective rights to terminate the Merger Agreement. It is anticipated that as a result of the Merger, the former stockholders of APBI will own a majority of the outstanding stock of PPD.


     PPD has agreed that in the case of each unexpired option granted under or outside of the APBI Stock Incentive Program (1990), as amended (the "APBI Stock Program"), the holder will receive from PPD either an amount payable in shares of PPD Common Stock equal to the difference between the closing market price of APBI Common Stock on the trading day immediately preceding the closing of the Merger and the purchase price of each share of APBI Common Stock covered by the option, or substituted options to purchase PPD Common Stock. As required by the APBI Stock Program, this form will depend upon the election of the option holder. PPD has agreed under the Merger Agreement to assume the APBI Employee Stock Purchase Plan and each outstanding subscription to purchase shares of APBI Common Stock thereunder. Each assumed APBI purchase right will be exercisable for shares of PPD Common Stock.

BACKGROUND OF THE MERGER

     Following extensive negotiations, due diligence and Board deliberations, PPD, APBI and the Merger Sub entered into the Merger Agreement on June 20, 1996. The Merger Agreement provides for the merger of the Merger Sub with and into APBI, such that APBI will be the surviving corporation and a wholly-owned subsidiary of PPD. Upon consummation of the Merger, each outstanding share of APBI Common Stock will be converted into the Merger Consideration. See "The Merger -- Background of the Merger".

RECOMMENDATION OF PPD'S BOARD OF DIRECTORS

     The Board of Directors of PPD has unanimously determined that the Merger and the Merger Transactions are in the best interests of the shareholders of PPD and approved the Merger Agreement and the Merger Transactions, and recommends that the PPD shareholders vote FOR approval of the Merger Agreement and the Merger Transactions. See "The Merger -- Recommendation of the Board of Directors of PPD".

RECOMMENDATION OF APBI'S BOARD OF DIRECTORS

     The Board of Directors of APBI has unanimously determined that the Merger is in the best interests of the stockholders of APBI and approved the Merger Agreement, and recommends that the APBI stockholders vote FOR approval of the Merger Agreement. See "The Merger -- Recommendation of the Board of Directors of APBI".

OPINIONS OF FINANCIAL ADVISORS

     Furman Selz LLC ("Furman Selz") has delivered to the PPD Board of Directors its written opinion dated June 20, 1996 to the effect that the consideration to be paid to APBI's stockholders in the Merger is fair, from a financial point of view, to PPD as of the date of such opinion. A copy of Furman Selz' opinion, which sets forth the assumptions made and the matters considered therein and the limitations thereto, is attached to this Proxy Statement as Annex B and should be read carefully in its entirety. For financial advisory services to PPD, including the rendering of its opinion, Furman Selz has received from PPD fees of $775,000 and, contingent upon the consummation of the Merger, will receive a fee of 0.8% of the aggregate merger consideration (net of the $775,000 referred to above).


     Lehman Brothers Inc. ("Lehman Brothers") initially delivered to the APBI Board of Directors its written opinion dated June 20, 1996 to the effect that the consideration offered to APBI's stockholders in the Merger is fair from a financial point of view as of the date of such opinion. The APBI Board of Directors, in light of the decline in the trading price of PPD Common Stock during the period subsequent to the announcement of the proposed Merger, requested that Lehman Brothers provide an updated opinion prior to the mailing of the Joint Proxy Statement. Lehman Brothers provided the APBI Board with its updated written opinion dated August 14, 1996 to the effect that the consideration offered to the APBI stockholders in the Merger continues to be fair from a financial point of view as of the date of the updated opinion. A copy of Lehman Brothers' updated opinion, which sets forth the assumptions made and the matters considered therein and the limitations thereto, is attached to this Proxy Statement as Annex C and should be read carefully in its entirety. For certain financial advisory services to APBI, including the rendering of its opinion, Lehman Brothers has received from APBI a fee of $600,000 and, contingent upon the consummation of the Merger, Lehman Brothers will receive from APBI a fee of 0.8% of the aggregate merger consideration (net of the $600,000 referred to above). See "The Merger -- Opinions of Financial Advisors".


BOARD OF DIRECTORS AND MANAGEMENT OF PPD AFTER THE MERGER


     At and after the Merger the Board of Directors of PPD shall consist of Ernest Mario, Fredric N. Eshelman, John A. McNeill, Jr., Stuart Bondurant, John
D. Bryer, Kirby L. Cramer, Frederick Frank and Frank E. Loy. Drs. Mario, Eshelman and Bondurant and Mr. McNeill are currently members of the Board of Directors of PPD and Messrs. Bryer, Cramer, Frank and Loy are currently members of senior management or the Board of Directors of APBI. Subsequent to the Merger, if not previously agreed to by APBI and PPD, one additional outside director who has significant knowledge and experience regarding PPD's and APBI's existing and/or prospective businesses shall be appointed by PPD's then existing Board. It is currently expected that at and after the Merger, the executive officers of PPD shall be Fredric N. Eshelman, Chief Executive Officer and Rudy
C. Howard, Chief Financial Officer, and that Ernest Mario will serve as non-executive Chairman of the Board of Directors. It is also currently expected that at and after the Merger, John D. Bryer will serve as chief operating officer of PPD's CRO operations and Joseph H. Highland will continue as ENVIRON Chief Executive Officer. See "The Merger -- The Merger Agreement -- Board of Directors and Management of PPD After the Merger".


INTERESTS OF CERTAIN PERSONS IN THE MERGER

     APBI's senior management are the holders of a significant number of stock options granted under the APBI Stock Program, all of which options will either be bought out by PPD for shares of PPD Common Stock or exchanged for substitute stock options to acquire shares of PPD Common Stock. In addition, APBI's chief executive officer and one of its senior vice presidents were awarded restricted stock grants in 1995 with vesting of such grants conditional on APBI Common Stock trading above $10.00 per share for a prescribed period of time or on a change of control of APBI. The restricted stock grants made to such executives have vested based on the trading price of shares of APBI Common Stock following the announcement of the Merger. APBI has also entered into additional employment arrangements with certain severance provisions. Also, in approving the Merger Agreement, certain members of the APBI Board of Directors may be deemed to have certain conflicts of interest. See "The Merger -- Interests of Certain Persons in the Merger".

CONDITIONS TO CONSUMMATION OF THE MERGER

     Consummation of the Merger is subject to a number of conditions, including the approval of the Merger Agreement by the shareholders of PPD and stockholders of APBI. Conditions to each party's obligations to consummate the Merger may be waived by such party, subject to applicable law and certain limitations imposed by the Merger Agreement. Neither PPD nor APBI presently intends to waive any such conditions although each of them reserves the right to do so. See "The Merger -- the Merger Agreement -- Conditions to Consummation of the Merger" and "-- Amendment and Termination of the Merger Agreement".

EFFECTIVE TIME OF THE MERGER

     The Merger will become effective at such time as Articles of Merger setting forth the principal terms of the Merger provided for in the Merger Agreement are duly filed in accordance with Delaware and North Carolina law (the "Effective Time"). Under the Merger Agreement, the required filings are expected to be made as soon as practicable after the satisfaction or waiver of all conditions to the Merger, including the approval of the Merger Agreement by the shareholders of PPD and the stockholders of APBI. It is anticipated that if the Merger Agreement is approved at the Special Meetings and all other conditions to the Merger have been fulfilled or waived, the Effective Time will occur on the date of the Special Meetings or as soon as practicable thereafter. See "The Merger -- The Merger Agreement -- Effective Time of the Merger".

EXCHANGE OF SHARE CERTIFICATES

     As soon as practicable following the Effective Time, notice of consummation of the Merger, together with a letter of transmittal for use in surrendering certificates representing shares of APBI Common Stock in exchange for certificates representing shares of PPD Common Stock, will be mailed to holders of shares of APBI Common Stock. At the time of issuance of certificates for such PPD Common Stock, cash will be paid in lieu of issuing any fractional shares of PPD Common Stock. APBI STOCKHOLDERS ARE REQUESTED NOT TO SURRENDER THEIR CERTIFICATES OF APBI COMMON STOCK UNTIL THEY RECEIVE SUCH A LETTER OF TRANSMITTAL. See "The Merger -- The Merger Agreement -- Exchange of Shares".

TERMINATION

     The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval by the shareholders of PPD and the stockholders of APBI: (i) by the mutual written consent of PPD and APBI; (ii) by either party if the Merger is not consummated by December 31, 1996; (iii) by either PPD or APBI if any permanent injunction or other order of a court or other competent authority preventing consummation of the Merger shall have become final and nonappealable; (iv) by either party, in the event of a material breach by the other party of any representation, warranty or agreement contained in the Merger Agreement which has not been cured within 10 days of written notice thereof (and which breach would have a material adverse effect on the non-breaching party); (v) by either PPD or APBI, if the Board of Directors of APBI following receipt of an Acquisition Proposal in the exercise of its good faith judgment, after consultation with its legal counsel, withdraws its approval and recommendation of this Agreement and the transactions contemplated hereby after determining that to cause APBI to proceed with the transactions contemplated hereby would not be consistent with the Board of Directors' fiduciary duty to the stockholders of APBI; or (vi) by either PPD or APBI, if the Average PPD Stock Price is less than $30.00 per share.

     In the event of termination under certain circumstances, the terminating party will be liable to the other party for a termination fee in the amount of $10,000,000. See "The Merger -- The Merger Agreement -- Amendment and Termination of the Merger Agreement".

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     As a condition to the obligation of APBI to consummate the Merger, APBI is to receive an opinion of Shaw, Pittman, Potts & Trowbridge, counsel to APBI, that no gain or loss will be recognized by the holders of APBI Common Stock to the extent they receive shares of PPD Common Stock in the Merger in exchange for their shares of APBI Common Stock, and that the basis in the shares of PPD Common Stock received by such APBI stockholders in the Merger will be the same as their basis in the shares of APBI Common Stock exchanged. APBI stockholders should consult with their own tax advisers regarding the tax consequences of the Merger with respect to their own particular circumstances, including the applicability of various state and local tax laws. See "The Merger -- Certain Federal Income Tax Consequences".

ACCOUNTING TREATMENT

     It is intended that the Merger will be treated as a pooling of interests for financial accounting purposes in accordance with generally accepted accounting principles. As a condition to the obligations of PPD and APBI to consummate the Merger they must receive, on the closing date under the Merger Agreement, from Coopers & Lybrand L.L.P. and Arthur Andersen LLP, respectively, opinions to the effect that each of PPD and APBI is eligible to be a participant in a transaction to be accounted for as a pooling of interests and, in the case of the Coopers & Lybrand L.L.P. opinion, that such accounting method is appropriate. See "The Merger -- Accounting Treatment".

REGULATORY APPROVALS


     PPD and APBI each submitted filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act") on or about July 15, 1996, and each requested early termination of the requisite waiting period under the HSR Act with respect to the Merger. The waiting period terminated on August 6, 1996. PPD and APBI are aware of no other governmental or regulatory approvals required for consummation of the Merger, other than compliance with applicable "blue sky" laws of the various states. See "The Merger -- Regulatory and Other Legal Matters".


APPRAISAL RIGHTS

     Neither holders of shares of PPD Common Stock nor holders of shares of APBI Common Stock will have appraisal or dissenters' rights in connection with the Merger.

THE MERGER TRANSACTIONS

     The shareholders of PPD are also being asked to approve the following transactions related to the Merger (the "Merger Transactions"): (i) an amendment to PPD's Articles of Incorporation to increase the number of authorized shares of PPD Common Stock from 30,000,000 to 95,000,000; (ii) an increase in the number of authorized PPD directors from eight to nine; (iii) an amendment to PPD's Bylaws to provide for the annual election of directors; (iv) an amendment to PPD's 1995 Equity Compensation Plan to increase the number of shares of PPD Common Stock reserved for issuance thereunder from 750,000 shares to 1,500,000 shares; and (v) an amendment to PPD's 1995 Stock Option Plan for Non-Employee Directors to increase the number of shares of PPD Common Stock reserved for issuance thereunder from 50,000 to 100,000. If the Merger is approved but not actually consummated, the Merger Transactions will, nonetheless, be implemented.

MARKET PRICES AND DIVIDEND POLICIES

     The shares of PPD Common Stock are listed and traded on the Nasdaq Stock Market ("Nasdaq") under the symbol PPDI. The shares of APBI Common Stock are listed and traded on Nasdaq under the symbol APBI. Set forth below are the high and low closing prices, as reported on Nasdaq, of shares of PPD Common Stock, and shares of APBI Common Stock in each case for the calendar quarters indicated and based on published financial sources.


                                                              PPD                     APBI
                                                       ------------------       -----------------
                  CALENDAR QUARTER                      HIGH        LOW          HIGH        LOW
- -----------------------------------------------------  ------      ------       ------      -----
1994
  First Quarter......................................                           $ 6.63      $4.88
  Second Quarter.....................................                             7.38       5.31
  Third Quarter......................................                             6.50       5.25
  Fourth Quarter.....................................                             6.13       4.63
1995
  First Quarter......................................                             6.25       4.13
  Second Quarter.....................................                             6.13       4.75
  Third Quarter......................................                             7.88       4.38
  Fourth Quarter.....................................                             7.75       6.00
1996
  First Quarter......................................  $37.25(1)   $22.75(1)      9.63       6.38
  Second Quarter.....................................   47.75       33.25        13.25       7.75
  Third Quarter (through August 19, 1996)............   34.50       26.63        11.00       8.38


- ---------------

(1) From January 23, 1996, the effective date of PPD's initial public offering.

     APBI has never paid any cash dividends on APBI Common Stock. APBI has no present plans to pay cash dividends to its stockholders and, for the foreseeable future, intends to retain all of its earnings, if any, for use in its business. APBI's credit facilities currently prohibit or restrict the payment of cash dividends on its Common Stock. The declaration of any future dividends by APBI is within the discretion of its Board of Directors and is dependent upon the earnings, financial condition and capital requirements of APBI, as well as any other factors deemed relevant by the Board of Directors of APBI and subject to the prior written consent of certain of APBI's lenders.

     Except for dividends when it was a Subchapter S corporation prior to its initial public offering in January 1996, PPD has never paid dividends on PPD Common Stock. PPD intends to retain future earnings, if any, to finance the development and expansion of its business and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The decision whether to pay dividends will be made by the PPD Board of Directors of the Company in light of conditions then existing, including PPD's results of operations, financial condition and requirements, business conditions and other factors.


     On June 20, 1996, the last full trading day prior to the announcement that PPD and APBI had entered into the Merger Agreement, the reported closing sales price per share of PPD Common Stock on Nasdaq was $39.50 and the reported closing sales price per share of APBI Common Stock on Nasdaq was $9.125. On August 19, 1996, the last full trading day prior to the date of this Proxy Statement, the reported closing sales price per share of PPD Common Stock on Nasdaq was $31.19 and the reported closing sales price per share of APBI Common Stock on Nasdaq was $10.25.



     STOCKHOLDERS ARE ADVISED TO OBTAIN MARKET QUOTATIONS FOR THE PPD COMMON STOCK AND APBI COMMON STOCK. No assurance can be given as to the market price of PPD Common Stock or APBI Common Stock at the Effective Time or at any other time.



     The Exchange Ratio is fixed at 0.4054 in the event the Average PPD Stock Price is equal to or less than $37.00 per share. As a result, if PPD Common Stock continues to trade below $37.00 per share prior to the Effective Time, to the extent the market price of PPD Common Stock decreases, the value of the PPD

Common Stock to be received in the Merger in exchange for APBI Common Stock will decrease and to the extent the market price of PPD Common Stock instead increases, the value of the PPD Common Stock to be received in the Merger in exchange for APBI Common Stock will increase. If the Average PPD Stock Price is between $37.00 and $48.00 per share the Exchange Ratio provides that each share of APBI Common Stock would be exchanged for $15.00 of PPD Common Stock. See "The Merger -- The Merger Agreement".


SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

  Selected Financial Data of PPD


     The selected consolidated financial data presented below for each of the years ended December 31, 1992 through December 31, 1995 have been derived from financial statements of PPD audited by Coopers & Lybrand L.L.P., independent accountants. The selected consolidated financial data presented below as of and for the year ended December 31, 1991 and as of and for the six-month periods ended June 30, 1995 and 1996 have been derived from PPD's unaudited internal financial statements and reflect all adjustments PPD's management considers necessary for a fair and consistent presentation of the financial position and results of operations for those periods. The following selected financial data are qualified by reference to, and should be read in conjunction with, "Certain Information Concerning PPD -- Management's Discussion and Analysis of Financial Condition and Results of Operations", the financial statements of PPD, the notes thereto and the audit report thereon included elsewhere in this Proxy Statement.


                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

                       SELECTED HISTORICAL FINANCIAL DATA


                                     SIX MONTHS ENDED
                                         JUNE 30,                      YEAR ENDED DECEMBER 31,
                                 ------------------------   ----------------------------------------------
                                    1996         1995        1995      1994      1993      1992      1991
                                 -----------  -----------   -------   -------   -------   -------   ------
                                 (UNAUDITED)  (UNAUDITED)
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net revenue.....................   $25,041      $17,610     $38,263   $28,862   $20,835   $13,748   $9,342
Operating expenses..............    22,102       15,459      34,152    25,310    17,253    11,747    8,578
                                 -----------  -----------   -------   -------   -------   -------   ------
Income from operations..........     2,939        2,151       4,111     3,552     3,582     2,001      764
Other income (expense), net.....       665          (82)        200       (33)      (10)     (100)       0
                                 -----------  -----------   -------   -------   -------   -------   ------
Net income before taxes.........     3,604      $ 2,069     $ 4,311   $ 3,519   $ 3,572   $ 1,901   $  764
                                              =========     =======   =======   =======   =======   ======
Income tax expense..............     1,478
                                 -----------
Net income......................   $ 2,126
                                 =========
Weighted average number of
  shares outstanding............     8,951
                                 =========
Net income per share............   $  0.24
                                 =========
Pro Forma Data(1):
Net income......................                $ 2,069     $ 4,311   $ 3,519   $ 3,572   $ 1,901   $  764
Pro forma income tax expense....                    911       1,775     1,498     1,445       771      306
                                              -----------   -------   -------   -------   -------   ------
Pro forma net income............                $ 1,158     $ 2,536   $ 2,021   $ 2,127   $ 1,130   $  458
                                              =========     =======   =======   =======   =======   ======
Pro forma weighted average
  number of shares
  outstanding(2)................                  7,279       7,279     7,268     6,955     6,757    6,757
                                              =========     =======   =======   =======   =======   ======
Pro forma net income per
  share(2)......................                $  0.16     $  0.35   $  0.28   $  0.31   $  0.17   $ 0.07
                                              =========     =======   =======   =======   =======   ======

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

                       SELECTED HISTORICAL FINANCIAL DATA


                                     AS OF JUNE 30,                       AS OF DECEMBER 31,
                                -------------------------   ----------------------------------------------
                                   1996          1995        1995      1994      1993      1992      1991
                                -----------   -----------   -------   -------   -------   -------   ------
                                (UNAUDITED)   (UNAUDITED)
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED BALANCE SHEET
  DATA:
Cash and cash equivalents.....    $ 6,117       $ 4,185     $ 2,261   $ 1,860   $ 4,305   $ 2,871   $1,180
Working capital...............     33,045         5,116       3,929     4,112     2,278       725   (1,017)
Total assets..................     60,053        25,440      27,504    21,093    14,252     7,961    2,498
Long-term debt................          0         4,063       2,899     4,736     1,143     1,459      870
Long-term debt including
  current portion.............      4,237         5,810       4,778     5,880     1,471     1,774    1,603
Shareholders' equity..........     42,927         7,528       9,421     5,490     2,475       374     (871)


- ---------------

(1) Following termination of its status as an S corporation prior to completion of its initial public offering in January 1996, PPD became subject to federal and state income taxes. The pro forma data reflect the application of corporate income taxes to PPD's net income at the statutory combined federal and state tax rate as if the termination of PPD's S corporation status had occurred on January 1, 1991.
(2) Pro forma weighted average shares outstanding assumes the occurrence of events pursuant to PPD's initial public offering and the issuance of sufficient shares at $18.00 per share to provide net proceeds, after aggregate offering expenses and underwriting discounts, to repay the $5.5 million debt incurred by PPD in making the final S corporation distribution. See "Certain Information Concerning PPD -- Business -- Prior S Corporation Status and Reorganization".

  Selected Financial Data of APBI


     The selected consolidated financial data presented below for each of the years ended December 31, 1991 through December 31, 1995 have been derived from the audited consolidated financial statements of APBI, which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data presented below for the six-month periods ended June 30, 1995 and 1996 have been derived from APBI's unaudited internal financial statements and reflect all adjustments APBI's management considers necessary for a fair and consistent presentation of the financial position and results of operations for those periods. The data presented below are qualified by reference to, and should be read in conjunction with "Certain Information Concerning APBI -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and with APBI's consolidated financial statements, the notes thereto and the audit report thereon included elsewhere in this Proxy Statement.


     On February 28, 1992, a wholly owned subsidiary of APBI was merged with and into Pharmaco International Inc., pursuant to which transaction Pharmaco International Inc. became a wholly owned subsidiary of APBI. The transaction was accounted for as a pooling of interests. APBI's financial results for the year ended December 31, 1991 have been restated to reflect such transaction, using Pharmaco International Inc.'s financial statements for its year ended December 31, 1991. The financial statements of Pharmaco International Inc. for the year ended December 31, 1991 have been audited by Arthur Andersen LLP, independent public accountants.

     APBI's consolidated financial data reflects certain of its former Environmental Sciences Group divisions as discontinued operations. See Note 4 of Notes to APBI Consolidated Financial Statements.

                     APPLIED BIOSCIENCE INTERNATIONAL INC.

                       SELECTED HISTORICAL FINANCIAL DATA


                            SIX MONTHS ENDED JUNE 30,                   YEAR ENDED DECEMBER 31,
                            -------------------------   --------------------------------------------------------
                               1996          1995       1995(2)(4)     1994     1993(1)    1992(2)(3)   1991(2)
                            -----------   -----------   ----------   --------   --------   ----------   --------
                            (UNAUDITED)   (UNAUDITED)
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Consolidated Statement of
  Operations Data:
Net revenue(5).............   $77,011       $93,665      $183,253    $174,862   $155,344    $159,007    $145,091
                            -----------   -----------   ----------   --------   --------   ----------   --------
Operating expenses.........    73,027        90,292       177,609     167,429    162,125     134,662     123,835
Loss on sale of business,
  special charges and
  restructuring costs......        --            --        24,290          --      9,365       7,623          --
                            -----------   -----------   ----------   --------   --------   ----------   --------
                               73,027        90,292       201,899     167,429    171,490     142,285     123,835
                            -----------   -----------   ----------   --------   --------   ----------   --------
Income (loss) from
  operations...............     3,984         3,373       (18,646)      7,433    (16,146)     16,722      21,256
Other income (expense),
  net......................        17        (1,250)       (2,816)     (2,695)    (1,173)     (3,522)        312
                            -----------   -----------   ----------   --------   --------   ----------   --------
Income (loss) from
  continuing operations
  before provision for
  income taxes.............     4,001         2,123       (21,462)      4,738    (17,319)     13,200      21,568
Provision (benefit) for
  income taxes.............     1,557           912       (16,134)      1,873     (3,446)      6,165       8,120
                            -----------   -----------   ----------   --------   --------   ----------   --------
Income (loss) from
  continuing
  operations(1)(3)(4)......     2,444         1,211        (5,328)      2,865    (13,873)      7,035      13,448
Discontinued operations....        --            --        (1,716)    (12,873)   (12,133)       (521)      1,349
Extraordinary loss from
  early extinguishment of
  debt.....................        --            --          (897)         --         --          --          --
                            -----------   -----------   ----------   --------   --------   ----------   --------
Net income (loss)..........   $ 2,444       $ 1,211      $ (7,941)   $(10,008)  $(26,006)   $  6,514    $ 14,797
                            =========     =========      ========    ========   ========    ========    ========
Weighted average number of
  shares outstanding.......    29,935        28,429        28,457      28,129     28,254      29,999      28,908
Earnings (loss) per share:
  Continuing operations....   $  0.08       $  0.04      $  (0.19)   $   0.10   $  (0.49)   $   0.23    $   0.47
  Discontinued
     operations............        --            --         (0.06)      (0.46)     (0.43)      (0.01)       0.04
  Extraordinary loss.......        --            --         (0.03)         --         --          --          --
                            -----------   -----------   ----------   --------   --------   ----------   --------
  Net income (loss)........   $  0.08       $  0.04      $  (0.28)   $  (0.36)  $  (0.92)   $   0.22    $   0.51
                            =========     =========      ========    ========   ========    ========    ========

                     APPLIED BIOSCIENCE INTERNATIONAL INC.

                       SELECTED HISTORICAL FINANCIAL DATA


                                   AS OF JUNE 30,                         AS OF DECEMBER 31,
                              ------------------------   ----------------------------------------------------
                                 1996         1995       1995(2)(4)    1994    1993(1)   1992(2)(3)  1991(2)
                              -----------  -----------   ----------  --------  --------  ----------  --------
                              (UNAUDITED)  (UNAUDITED)
                                                              (IN THOUSANDS)
Consolidated Balance Sheet
  Data:
Cash and cash equivalents....  $   3,840    $   4,927     $ 11,304   $  7,944  $ 10,549   $ 12,829   $ 18,349
Working capital..............     39,289       18,063       33,391     23,683    (2,843)    36,595     29,856
Total assets.................    111,603      172,686      115,157    181,680   181,240    190,840    167,762
Long-term debt...............        435       33,761          572     42,884    14,268     13,678     10,204
Long-term debt including
  current portion............        766       37,897          894     45,290    18,472     14,114     11,931
Redeemable preferred
  stock(6)...................         --           --           --         --        --         --     11,183
Shareholders' equity.........     73,716       68,829       67,879     68,708    76,590    111,920     84,942


- ---------------

(1) The loss from continuing operations for 1993 was affected by (i) a charge against operating income of $9,365,000 in connection with restructuring APBI's former toxicology services division and planned improvements in APBI's corporate management information systems and (ii) an increase in reserves for accounts receivable of $5,857,000. See "Certain Information Concerning APBI -- Management's Discussion and Analysis of Financial Condition and Results of Operations".
(2) The acquisition of CCCR in August 1995, the acquisition by ETC of certain assets of Southeastern Capital Corporation in June 1992 and the acquisition of ETC in September 1991 were accounted for as purchase transactions.
(3) Income from continuing operations for 1992 was affected by (i) a charge against operating income of $7,623,000 in connection with the restructuring of APBI's business following the acquisition of Pharmaco, (ii) the incurrence of $4,296,000 of merger costs in connection with the acquisition of Pharmaco, (iii) a gain of $338,000 constituting a discount for early payment of a mortgage, (iv) the acquisition of certain assets of EDI in July 1992, which was accounted for as a purchase transaction, and (v) an increase in APBI's effective tax rate as a result of the fact that certain merger costs incurred in connection with the acquisition of Pharmaco were not deductible for tax purposes.
(4) Income from continuing operations for 1995 was affected by (i) the sale of APBI's toxicology business which resulted in a pre-tax loss of $19,308,000 charged against operating income, (ii) a special charge against operating income of $4,982,000 primarily related to the impairment of APBI's available for sale investment (see Note 1 of Notes to Consolidated Financial Statements), and (iii) an increase in APBI's tax benefit as a result of the reversal of certain tax liabilities recorded in prior years for which APBI will not be liable for payment. (See Note 11 of Notes to Consolidated Financial Statements.) See "Certain Information Concerning APBI -- Management's Discussion and Analysis of Financial Condition and Results of Operations".
(5) Net of subcontractor costs. See "Certain Information Concerning
    APBI -- Management's Discussion and Analysis of Financial Condition and Results of Operations".
(6) Reflects shares of preferred stock of Pharmaco which were converted into Common Stock of APBI in connection with the Pharmaco merger.

Selected Unaudited Pro Forma Combined Financial Data

     Set forth below are selected unaudited pro forma combined financial data of PPD and APBI, as adjusted to give effect to the Merger using the pooling of interests method of accounting. This information is not necessarily indicative of the results that would have actually occurred and should be read in conjunction with the pro forma combined financial statements included elsewhere in this Proxy Statement.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.
                   AND APPLIED BIOSCIENCE INTERNATIONAL INC.

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA


                                                  SIX MONTHS
                                                     ENDED
                                                   JUNE 30,            YEAR ENDED DECEMBER 31,
                                              -------------------   ------------------------------
                                                1996       1995       1995       1994       1993
                                              --------   --------   --------   --------   --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net revenue.................................  $102,052   $111,275   $221,516   $203,724   $176,179
                                              --------   --------   --------   --------   --------
Operating expenses..........................    95,129    105,751    211,761    192,739    179,378
Loss on sale of business, special charges
  and restructuring costs...................        --         --     24,290         --      9,365
                                              --------   --------   --------   --------   --------
                                                95,129    105,751    236,051    192,739    188,743
                                              --------   --------   --------   --------   --------
Income (loss) from operations...............     6,923      5,524    (14,535)    10,985    (12,564)
Other income (expense), net.................       682     (1,332)    (2,616)    (2,728)    (1,183)
                                              --------   --------   --------   --------   --------
Income (loss) from continuing operations
  before provision for income taxes.........     7,605      4,192    (17,151)     8,257    (13,747)
Provision (benefit) for income taxes........     3,035      1,823    (14,359)     3,371     (2,001)
                                              --------   --------   --------   --------   --------
Income (loss) from continuing operations....     4,570      2,369     (2,792)     4,886    (11,746)
Discontinued operations.....................        --         --     (1,716)   (12,873)   (12,133)
Extraordinary loss from early extinguishment
  of debt...................................        --         --       (897)        --         --
                                              --------   --------   --------   --------   --------
Net income (loss)...........................     4,570      2,369   $ (5,405)  $ (7,987)  $(23,879)
                                              ========   ========   ========   ========   ========
Weighted average number of shares
  outstanding...............................    21,639     19,364     19,375     19,104     18,746
Earnings (loss) per share:
  Continuing operations.....................  $   0.21   $   0.12   $  (0.14)  $   0.26   $  (0.63)
  Discontinued operations...................        --         --      (0.09)     (0.68)     (0.64)
  Extraordinary loss........................        --         --      (0.05)        --         --
                                              --------   --------   --------   --------   --------
  Net income (loss).........................  $   0.21   $   0.12   $  (0.28)  $  (0.42)  $  (1.27)
                                              ========   ========   ========   ========   ========



                                                AS OF MARCH 31,           AS OF DECEMBER 31,
                                              -------------------   ------------------------------
                                                1996       1995       1995       1994       1993
                                              --------   --------   --------   --------   --------
BALANCE SHEET DATA:
Cash and cash equivalents...................  $  9,957   $  9,112   $ 13,565   $  9,581   $ 14,718
Working capital.............................    72,334     23,179     37,320     27,906       (565)
Total assets................................   171,656    198,126    142,661    202,773    195,492
Long-term debt..............................       435     37,824      3,471     47,620     15,411
Long-term debt including current portion....     5,003     43,707      5,672     51,170     19,943
Shareholders' equity........................   116,643     76,357     77,300     74,198     79,065

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.
                   AND APPLIED BIOSCIENCE INTERNATIONAL INC.

                           COMPARATIVE PER SHARE DATA


                                                                                    APPLIED BIOSCIENCE
                                                 PHARMACEUTICAL PRODUCT             INTERNATIONAL INC.
                                                   DEVELOPMENT, INC.          ------------------------------
                                             ------------------------------                     EQUIVALENT
                                             HISTORICAL PER   PRO FORMA PER   HISTORICAL PER   PRO FORMA PER
                                             SHARE DATA(1)    SHARE DATA(1)     SHARE DATA     SHARE DATA(2)
                                             --------------   -------------   --------------   -------------
Six months ended June 30, 1996
  Net income...............................      $ 0.24          $  0.21          $ 0.08          $  0.09
  Book value...............................        4.64             5.50            2.49             2.23
Six months ended June 30, 1995
  Net income...............................        0.16             0.12            0.04             0.05
  Book value...............................        1.09             4.17            2.45             1.69
Year ended December 31, 1995
  Net income...............................        0.35            (0.28)          (0.28)           (0.11)
  Book value...............................        1.36             4.01            2.34             1.62
Year ended December 31, 1994
  Net income...............................        0.28            (0.42)          (0.36)           (0.17)
  Book value...............................        0.79             3.91            2.44             1.59
Year ended December 31, 1993
  Net income...............................        0.31            (1.27)          (0.92)           (0.51)
  Book value...............................        0.36             4.21            2.73             1.71


- ---------------


(1) The weighted average shares outstanding for all periods ended prior to January 1, 1996 assumes the issuance of sufficient shares at $18.00 per share, after aggregate estimated offering expenses and underwriting discounts, to pay the final S corporation distribution as of December 31, 1995.

(2) The weighted average number of shares used in calculating equivalent pro forma per share data is the sum of the historical weighted average number of APBI shares plus the weighted average shares attributable to the conversion of the value of APBI stock options plus the historical weighted average number of PPD shares after the conversion of the PPD shares to APBI share equivalents which is obtained by dividing the historical weighted average number of PPD shares by the maximum Exchange Ratio of 0.4054.

                           INVESTMENT CONSIDERATIONS

     This Proxy Statement contains certain forward-looking statements, including, but not limited to, under the headings "Certain Information Concerning PPD -- Business -- Trends Affecting the CRO Industry", "-- Company Strategy", "-- Backlog", "-- Competition", "-- Management's Discussion and Analysis of Financial Condition and Results of Operations", "Certain Information Concerning APBI -- Business -- Industry Overview", "-- Backlog",
"-- Competition" and "-- Management's Discussion and Analysis of Financial Condition and Results of Operations". Actual results could differ materially from those projected in the forward-looking statements as a result of many factors, including, but not limited to, those set forth below.

     In analyzing the Merger, shareholders of PPD and stockholders of APBI should consider, among other factors, the following:

CONSIDERATIONS WITH RESPECT TO PPD'S BUSINESS

  Dependence on and Effect of Government Regulation

     PPD's business depends on the continued strict government regulation of the drug development process, especially in the United States. Changes in regulation, including a relaxation in regulatory requirements or the introduction of simplified drug approval procedures, could materially and adversely affect the demand for the services offered by PPD.

     The failure on the part of PPD to comply with applicable regulations could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. Furthermore, the issuance of a notice of finding by the United States Food and Drug Administration (the "FDA") to PPD or its clients based upon a material violation by PPD of Good Clinical Practice ("GCP"), Good Laboratory Practice ("GLP") or Good Manufacturing Practice ("GMP") requirements could materially and adversely affect PPD. See "Certain Information Concerning PPD -- Business -- CRO Industry Overview" and "-- Government Regulation".

  Dependence on Certain Industries and Clients

     PPD provides services to the pharmaceutical and biotechnology industries and its revenues are highly dependent on expenditures on research and development by clients in these industries. Accordingly, PPD's operations could be materially adversely affected by general economic downturns in these industries, the current trend toward consolidation in these industries or other factors resulting in a decrease in research and development expenditures. Furthermore, PPD has benefited to date from the increasing tendency of pharmaceutical and biotechnology companies to outsource large clinical research projects. Should this trend be reversed, the revenues of PPD could be materially and adversely affected.

     PPD believes that concentration of business in the CRO industry is not uncommon. PPD has experienced such concentration in the past and may experience such concentration in the future. During 1994, two of PPD's clients, both major international pharmaceutical companies, accounted for 10% or more (approximately 23% and 10%, respectively) of PPD's net revenue. During 1995, only the larger of such clients accounted for more than 10% (approximately 13%) of PPD's net revenue. However, there can be no assurance that PPD's business will not continue to be dependent on a limited number of major customers. The loss of business from a significant client could have a material adverse effect on PPD. See "Certain Information Concerning PPD -- Business -- Trends Affecting the CRO Industry" and "-- Clients and Marketing".

  Loss of Large Contracts

     Most of PPD's contracts for the provision of its services, including contracts with governmental agencies, are terminable by the client upon 30 to 90 days' notice under certain circumstances, including the client's unilateral decision to terminate the development of the product or end the study. Contracts may be terminated for a variety of reasons, including the failure of products to satisfy safety requirements, unexpected or undesired results of the product, the client's decision to forego a particular study, or insufficient patient enrollment or investigator recruitment. The loss of a large contract or the loss of multiple contracts could materially and adversely affect PPD. See "Certain Information Concerning
PPD -- Business -- Contractual Arrangements".

  Fixed Price Nature of Contracts

     Most of PPD's contracts for the provision of its services are fixed price, with some variable components. Since PPD's contracts are predominantly fixed price, PPD bears the risk of cost overruns. Under-pricing of contracts or significant cost overruns could have a material adverse effect on PPD. See "Certain Information Concerning PPD -- Business -- Contractual Arrangements".

  Volatility of Quarterly Operating Results

     PPD's quarterly operating results are subject to volatility due to such factors as the commencement, completion or cancellation of large contracts, progress of ongoing contracts, acquisitions, the timing of start-up expenses for new offices and changes in the mix of services. Since a large percentage of PPD's operating costs are relatively fixed, variations in the timing and progress of large contracts can materially affect quarterly results. To the extent PPD's international business increases, exchange rate fluctuations may also influence these results. PPD believes that comparisons of its quarterly financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. However, fluctuations in quarterly results could affect the market price of the Common Stock in a manner unrelated to the longer term operating performance of PPD. See "Certain Information Concerning PPD -- Management's Discussion and Analysis of Financial Condition and Results of Operations".

  Dependence on Personnel

     PPD, like many CROs and other companies, relies on a number of key executives. In addition, PPD's performance depends on its ability to attract and retain qualified management and professional, scientific and technical operating staff. The loss of the services of any one or more of PPD's key executives could have a material and adverse effect on PPD. There also can be no assurance that PPD will be able to continue to attract and retain qualified staff. See "Certain Information Concerning PPD -- Business -- Employees".

  Management of Growth; Need for Improved Systems; Pressures to Attract and Retain Personnel

     PPD has experienced rapid growth over the past five years. PPD believes that sustained growth places a strain on operations and on human and financial resources. In order to manage its growth, PPD must continue to improve its operating and administrative systems and attract and retain qualified management and professional, scientific and technical personnel. Failure to manage growth effectively could have a material adverse effect on PPD's business.

  Potential Liability from Risks of Conducting Clinical Trials

     Clinical research services involve the testing of new drugs on human volunteers pursuant to a study protocol. Such testing exposes PPD to the risk of liability for personal injury or death to patients resulting from, among other things, possible unforeseen adverse side effects or improper administration of the new drug. Many of these patients are already seriously ill and are at risk of further illness or death. PPD could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is outside the scope of indemnification agreements that may exist with clients, if any such indemnification agreement, although applicable, is not performed in accordance with its terms or if PPD's liability exceeds the amount of applicable insurance. PPD currently does not maintain liability insurance with respect to these risks. See "Certain Information Concerning
PPD -- Business -- Potential Liability and Insurance".

  Competition; CRO Industry Consolidation; Few Barriers to Entry

     The CRO industry is highly fragmented, with several hundred small, limited-service providers, several medium-sized CROs and a few full-service CROs with international capabilities. PPD primarily competes against in-house research departments of pharmaceutical and biotechnology companies, universities and teaching hospitals, and other full-service CROs, some of which possess substantially greater capital, technical and other resources than PPD. As a result of competitive pressures, the CRO industry is consolidating. This trend is likely to produce competition among the larger CROs for both clients and acquisition candidates. In addition, there are few barriers to entry for small, limited-service entities considering entering the CRO industry. These entities may compete against larger CROs for clients. Furthermore, the CRO industry has attracted the attention of the investment community, which could lead to increased competition by increasing the availability of financial resources for CROs. Increased competition may lead to price and other forms of competition that may adversely affect PPD's operating results. See "Certain Information Concerning PPD -- Business -- Competition".

  Risks Associated with Acquisitions; Integration of Acquired Operations


     PPD reviews many acquisition candidates in the ordinary course of its business. In addition to the Merger, PPD has entered into letters of intent to purchase three international companies, Medisys (Barcelona, Spain), TriLife (Nuremberg, Germany) and Q&Q (Sao Paulo, Brazil). Acquisitions involve numerous risks, including difficulties in the assimilation of the operations and services of the acquired companies, the expenses incurred in connection with the acquisition and subsequent assimilation of operations and products, the diversion of management's attention from other business concerns, and the potential loss of key employees of the acquired company. Acquisitions of foreign companies also may involve the additional risks of, among others, assimilating differences in foreign business practices and overcoming language barriers. If PPD consummates any acquisitions in the future, there can be no assurance that such acquisitions will be successfully integrated into PPD's operations. See "Certain Information Concerning PPD -- Business -- Company Strategy".


  Uncertainty in Healthcare Industry and Proposed Healthcare Reform

     The healthcare industry is subject to changing political, economic and regulatory influences that may affect the pharmaceutical and biotechnology industries. During 1994, several comprehensive healthcare reform proposals were introduced in the United States Congress. The intent of the proposals was, generally, to expand healthcare coverage for the uninsured and reduce the growth of total healthcare expenditures. While none of the proposals was adopted, healthcare reform may again be addressed by the United States Congress. Implementation of government healthcare reform may adversely affect research and development expenditures by pharmaceutical and biotechnology companies which could decrease the business opportunities available to PPD. PPD is unable to predict the likelihood of such or similar legislation being enacted into law or the effects such legislation would have on PPD.

  Potential Adverse Effect of Exchange Rate Fluctuations on Results of
Operations

     PPD's business derived from operations outside the United States is expected to grow in future years. Since the revenues of PPD's foreign operations are generally denominated in local currencies, exchange rate fluctuations between such local currencies and the United States dollar will subject PPD to currency translation risk with respect to the reported results of its foreign operations. See "Certain Information Concerning PPD -- Management's Discussion and Analysis of Financial Condition and Results of Operations".

  No Historical Market; Volatility of Stock Price

     Prior to PPD's initial public offering in January 1996, there had been no public market for PPD's Common Stock, and there can be no assurance that an active public market will be sustained after the Merger. The market price of PPD's Common Stock could be subject to wide fluctuations in response to variations in operating results from quarter to quarter, changes in earnings estimates by analysts and market conditions in the CRO, pharmaceutical and biotechnology industries and general economic conditions. Furthermore, the stock market has experienced significant price and volume fluctuation unrelated to the operating performance of particular companies. These market fluctuations may have an adverse effect on the market price of PPD's Common Stock.

  Certain Anti-Takeover Provisions; Possible Issuance of Preferred Stock

     PPD's Restated Articles of Incorporation and Bylaws contain certain provisions that may have the effect of deterring a future takeover of PPD. These provisions could limit the price that certain investors might be willing to pay in the future for shares of PPD's Common Stock. In addition, shares of PPD's Preferred Stock may be issued in the future without further shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors of PPD may determine. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the market price of PPD Common Stock and could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of PPD. See "Certain Information Concerning PPD -- Description of Capital Stock".

CONSIDERATIONS WITH RESPECT TO APBI'S BUSINESS

  Effect of Government Regulation

     The services offered by APBI involve, directly or indirectly, assisting clients in complying with domestic and foreign governmental regulation of product safety and of hazards in the environment. APBI's clinical testing services are to a large extent dependent upon the applicability of government regulations to the drug approval process. While the trend historically has been in the direction of increased regulation in the pharmaceuticals area, a relaxation in the scope of regulatory requirements or the introduction of expedited procedures to the drug approval process could decrease the business opportunities available to APBI. Similarly, APBI's environmental risk management services derive in large part from the significant federal and state environmental legislation that has been enacted in the past decade. Recently, the environmental industry has experienced a slowdown in the enforcement of such government regulation at the federal and state level based upon a number of factors, including available funding. Although APBI believes that the environmental industry will find continued, but more limited opportunities to grow if the trend towards decreased actual enforcement of such regulations continues, the business of APBI could be adversely affected. See "Certain Information Concerning APBI -- Business -- Industry Overview -- Regulatory Environment" and "-- Government Regulations".

  Dependence on Certain Industries

     APBI's business, in particular its clinical testing operations, has been affected in the past, and could be affected adversely in the future, by general economic downturns in the industries in which certain of its major clients operate, which include the pharmaceutical and chemical industries. See "Certain Information Concerning APBI -- Business -- Clients".

  Potential Liability and Insurance

     APBI's services involve significant risk of liability for negligence and professional malpractice. APBI's business could be adversely affected if it were required to pay material damages, or to incur significant defense costs, in connection with a lawsuit for which it did not have adequate insurance coverage and for which it was not indemnified by the client for whom it performed services. In particular, APBI's clinical research operations and its environmental risk management services each involve engagements with significant risks of liability for personal injury, environmental and property damage and economic loss.

     There can be no assurance that APBI's operating units will be able to maintain their current insurance coverage or obtain additional coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims. Furthermore, ENVIRON's ability to obtain contracts could be adversely affected if it were unable to maintain adequate insurance coverage, because such coverage is frequently a prerequisite to certain types of projects in ENVIRON's industry.

     Pharmaco carries errors and omissions liability insurance for the conduct of its clinical business, which involves a significant risk of liability related to potential adverse reactions experienced by human subjects' participation in clinical research trials. Pharmaco also relies upon agreements from the sponsors for whom it performs drug research to indemnify it against certain claims and losses of third parties with respect to drug-related adverse reactions sustained in connection with the studies that it undertakes. Pharmaco also typically enters into indemnity arrangements with independent physicians who act as investigators and who perform services in connection with Pharmaco's multi-center studies. However, although Pharmaco attempts in all cases to protect itself by obtaining adequate indemnities from sponsors and clinical investigators, these are contractual arrangements that are subject to individual negotiation, and the terms and scope of such indemnities can vary. In addition, the indemnities do not protect Pharmaco from claims attributable to Pharmaco's negligence, nor would such indemnities protect Pharmaco if Pharmaco's actions were outside the scope of such indemnities.

     In an effort to reduce their potential exposure, APBI's other subsidiaries also seek to obtain contractual agreements from their clients to indemnify them against certain claims and losses of third parties. However, such other subsidiaries of APBI are not always successful in obtaining such indemnification. In addition, APBI sometimes agrees to indemnify clients for losses and expenses they may incur as a result of APBI's services. See "Certain Information Concerning APBI -- Business -- Potential Liability and Insurance".

  Dependence Upon and Retention of Key Personnel

     APBI relies heavily on the services of certain highly skilled individuals with established reputations in their fields. In addition, in view of the nature of APBI's business, APBI must maintain a scientific staff with technical and professional qualifications appropriate to the services offered by APBI. APBI's employment contracts with four of the original founders of ENVIRON expired in September 1995 and their current employment arrangements, as well as those of most ENVIRON senior management, are terminable at will. APBI's ability to continue to grow in the future will be largely dependent upon its ability to retain the services of such key individuals and scientific staff and to attract other qualified personnel. APBI's failure to retain such key personnel or to attract and hire other qualified personnel would have a material adverse effect on APBI.

  Dependence on Volunteer Subjects

     APBI's clinical research studies conducted by Pharmaco and CCCR rely upon the ready accessibility and willing participation of volunteer subjects. These subjects generally include volunteers from the communities in which the studies are conducted, including the major Phase I center in Austin, Texas, where Pharmaco is headquartered, which has provided a substantial pool of potential subjects for research studies, and Pharmaco's new Phase I center located in Leicester, England. APBI's business could be adversely affected if either Pharmaco or CCCR were unable to attract suitable and willing volunteers.

  Nature of Contracts

     A significant portion of Pharmaco's and CCCR's contracts are either fixed price or subject to ceilings which cannot be exceeded without the approval of the sponsor. With respect to these contracts Pharmaco or CCCR bears the risk of cost overruns. Underpricing of contracts or unforeseen events leading to significant cost overruns could have a material adverse effect on APBI. See "Certain Information Concerning APBI -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Revenue Recognition".

  Exchange Rate Fluctuations and Exchange Controls

     Contracts between APBI's European subsidiaries and their clients are generally denominated in the currency of the country in which the subsidiary is located. Because substantially all of such subsidiaries' expenses, such as salaries, services, materials and supplies, are paid in such local currency, such subsidiaries' earnings are not materially affected by fluctuations in exchange rates. However, APBI's consolidated financial statements are denominated in dollars and, accordingly, changes in the exchange rate between the local currency and the dollar affect the translation of such subsidiaries' financial results into dollars for purposes of reporting APBI's consolidated financial results. See "Certain Information Concerning
APBI -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Exchange Rate Fluctuations and Exchange Controls".

CONSIDERATIONS WITH RESPECT TO THE MERGER

  Risks Associated With Acquisitions

     Acquisitions involve numerous risks, including difficulties in the assimilation of the operations and services of the acquired companies, the expenses incurred in connection with the acquisition and subsequent assimilation of operations and products, the diversion of management's attention from other business concerns, and the potential loss of key employees of the acquired company. The Merger is a significant transaction, and is therefore particularly subject to such risks. See "Investment Considerations -- Considerations with Respect to PPD's Business -- Risks Associated with Acquisitions; Integration of Acquired Operations".

FACTORS FOR FORWARD-LOOKING INFORMATION

     The Private Securities Litigation Reform Act of 1995 provides a new "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statement. Accordingly, PPD and APBI hereby identify the following as being certain of the important factors which could cause PPD's and APBI's actual results to differ materially from any such results which might be projected, forecasted, estimated or budgeted by PPD or APBI in forward-looking statements. In analyzing the Merger, shareholders of PPD and stockholders of APBI should consider the following factors, in addition to the other factors listed under "Investment Considerations":

          (i) adverse state and federal legislation and regulation, including a relaxation in regulatory requirements or the introduction of simplified drug approval procedures;

          (ii) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new service offerings by new and existing competitors;

          (iii) loss of large contracts or costs overruns associated with fixed-price contracts;

          (iv) failure to retain existing customers or obtain new customers;

          (v) higher operating expenses occasioned by the need for additional advertising, marketing, administrative or management information systems expenditures;

          (vi) integration difficulties associated with acquisitions, including the Merger, the pending acquisitions of four international companies by PPD and any other acquisitions that the combined company may complete in the future;

          (vii) loss or retirement of key executives;

          (viii) adverse results in any significant litigation matters;

          (ix) changes in interest rates or exchange rates, causing a reduction of investment income or in the market value of interest rate-sensitive investments;

          (x) changes in the healthcare industry, due to a variety of factors, including proposed healthcare reform, which could adversely affect research and development expenditures by pharmaceutical and biotechnology companies; and

          (xi) other integration difficulties, including uncertainty associated with integration of the PPD and APBI management information systems in a timely manner, elimination of duplicative administrative functions and enhanced utilization of Phase I and analytical laboratory service units through increased capacity.

     The foregoing review of factors pursuant to the Private Securities Litigation Reform Act of 1995 should not be construed as exhaustive.

                                  INTRODUCTION


     This Proxy Statement is being furnished to the shareholders of PPD in connection with the solicitation of proxies by the Board of Directors of PPD for use at the PPD Special Meeting to be held on September 25, 1996, at 10:30 a.m., local time, at PPD's corporate headquarters located at 115 North Third Street, Wilmington, North Carolina, and all adjournments and postponements thereof, and is being furnished to the stockholders of APBI in connection with the solicitation of proxies by the Board of Directors of APBI for use at the APBI Special Meeting to be held on September 25, 1996, at 11:00 a.m., local time, at The Peninsula Hotel New York, 700 Fifth Avenue at 55th Street, New York, New York, and all adjournments and postponements thereof.



     As set forth more fully below, at the Special Meetings the holders of PPD Common Stock and the holders of APBI Common Stock will be asked to consider and vote upon a proposal to approve the Merger Agreement. A copy of the Merger Agreement (without exhibits or schedules) is attached as Annex A to this Proxy Statement. The Merger Agreement provides for, among other things, upon satisfaction of certain conditions set forth therein, the merger of Merger Sub with and into APBI, Merger Sub ceasing to exist as a separate legal entity and conversion of each share of APBI Common Stock into the right to receive shares of PPD Common Stock based upon a ratio (the "Exchange Ratio") computed as follows: (i) if the Average PPD Stock Price (as defined below) is equal to or less than $37.00, then the Exchange Ratio shall be equal to 0.4054; (ii) if the Average PPD Stock Price is greater than $37.00 and equal to or less than $48.00, then the Exchange Ratio shall be equal to the quotient of $15.00 divided by the Average PPD Stock Price; and (iii) if the Average PPD Stock Price is greater than $48.00, then the Exchange Ratio shall be equal to the quotient of (x) divided by (y), where (x) is $15.00 and where (y) is the Average PPD Stock Price less the product of 0.5 and the difference between the Average PPD Stock Price and $48.00. No fractional shares of PPD Common Stock will be issued, but, in lieu thereof, each holder of APBI Common Stock, the conversion of whose shares results in a fractional share of PPD Common Stock, shall receive from PPD an amount of cash (rounded to the nearest whole cent) equal to the product of such fraction multiplied by the Average PPD Stock Price. The "Average PPD Stock Price" means the average of the last sale prices of a share of PPD Common Stock for the 10 most recent days that PPD Common Stock has traded ending on the day which is five days immediately prior to the effective date of the Merger, as reported on the Nasdaq National Market, rounded to the nearest cent. The average of the last sale prices of a share of PPD Common Stock for the 10 most recent trading days ended August 19, 1996 was $30.09. In the event that, as of immediately prior to the closing of the Merger, it appears that the Average PPD Stock Price will be less than $30.00, the Boards of Directors of PPD and APBI will consider, in light of the circumstances at that time, whether or not to exercise their respective rights to terminate the Merger Agreement. It is anticipated that as a result of the Merger, the former stockholders of APBI will own a majority of the outstanding stock of PPD.


     The shareholders of PPD are also being asked to consider and vote upon the following transactions related to the Merger (the "Merger Transactions"): (i) an amendment to PPD's Articles of Incorporation to increase the number of authorized shares of PPD Common Stock from 30,000,000 to 95,000,000; (ii) an increase in the number of authorized directors from eight to nine; (iii) an amendment to PPD's Bylaws to provide for the annual election of directors; (iv) an amendment to PPD's 1995 Equity Compensation Plan to increase the number of shares of PPD Common Stock reserved for issuance thereunder from 750,000 shares to 1,500,000 shares; and (v) an amendment to PPD's 1995 Stock Option Plan for Non-Employee Directors to increase the number of shares of PPD Common Stock reserved for issuance thereunder from 50,000 to 100,000.

     No business will be presented, or be in order for consideration, at the Special Meetings other than the proposals described above and such matters as may be necessary in connection therewith.

                          VOTING AND PROXY INFORMATION


     The Board of Directors of PPD has fixed the close of business on July 31, 1996 as the record date for determining the holders of PPD Common Stock entitled to receive notice of and to vote at the PPD Special Meeting (the "PPD Record Date"). On the PPD Record Date, there were outstanding 9,245,295 shares of PPD Common Stock, the only outstanding voting securities of PPD. The Board of Directors of APBI has fixed the close of business on August 9, 1996 as the record date for determining the holders of APBI Common Stock entitled to receive notice of and to vote at the APBI Special Meeting (the "APBI Record Date"). On the APBI Record Date, there were 29,559,699 shares of APBI Common Stock, the only outstanding voting securities of APBI.



     For each share of PPD Common Stock held on the PPD Record Date, a holder of PPD Common Stock is entitled to one vote on all matters properly brought before the PPD Special Meeting. For each share of APBI Common Stock held on the APBI Record Date, a holder of APBI Common Stock is entitled to one vote on all matters properly brought before the APBI Special Meeting. Such votes may be cast in person or by proxy.


     Under the rules of the Nasdaq Stock Market, on which the PPD Common Stock is traded, the affirmative vote of the holders of a majority of the shares of PPD Common Stock entitled to vote and present or represented by proxy at the PPD Special Meeting is necessary to approve the Merger Agreement. A similar vote is required to amend the PPD Articles of Incorporation, the PPD Equity Plan and the Non-Employee Director Plan, as proposed in the Merger Transactions. The PPD Bylaws may be amended and the number of authorized directors of PPD increased, as proposed in the Merger Transactions, by an affirmative vote of 75% of all eligible votes present in person or by proxy at the PPD Special Meeting.


     At the PPD Record Date, the directors and executive officers of PPD and their affiliates had the right to vote, in the aggregate, 6,854,351 shares of PPD Common Stock (approximately 74.1% of the shares outstanding on the PPD Record Date). These directors and executive officers of PPD have announced to PPD that they intend to vote their shares in favor of approving the Merger Agreement and the Merger Transactions. In addition, certain of these individuals (Ernest Mario, Fredric Eshelman, John A. McNeill, Jr. and Ronald B. McNeill), who own, in the aggregate, 6,729,539 shares of PPD Common Stock (approximately 72.8% of the shares outstanding), have contractually agreed to vote their shares in favor of the Merger Agreement and the Merger Transactions. Therefore it is probable that the Merger Agreement and the Merger Transactions will be approved by the requisite PPD shareholder vote. See "Certain Information Concerning
PPD -- Principal Shareholders".


     All shares of PPD Common Stock that are represented at the PPD Special Meeting by properly executed proxies received by PPD prior to or at the PPD Special Meeting and not revoked will be voted at the PPD Special Meeting in accordance with the instructions indicated in such proxies. Unless instructions to the contrary are specified in the proxy, each such proxy will be voted FOR the proposals to approve the Merger Agreement and the Merger Transactions. Any PPD proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. PPD proxies may be revoked by filing with the Secretary of PPD before the vote is taken at the PPD Special Meeting a written notice of revocation bearing a date later than the date of the proxy, by duly executing and delivering a subsequent proxy relating to the same shares, or by attending the PPD Special Meeting and voting in person (although attendance at the PPD Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation should be sent to: Corporate Secretary, Pharmaceutical Product Development, Inc., 115 North Third Street, 5th Floor, Wilmington, North Carolina 28401.

     Under Delaware law and APBI's Certificate of Incorporation, the affirmative vote, either in person or by proxy, of the holders of a majority of the outstanding shares of APBI Common Stock entitled to vote thereon is necessary to adopt the Merger Agreement.


     At the APBI Record Date, the directors and executive officers of APBI and their affiliates had the right to vote, in the aggregate, 674,385 shares of APBI Common Stock (approximately 2.3% of the shares outstanding on the APBI Record Date). All directors and executive officers of APBI have indicated that they intend to vote their shares of APBI Common Stock in favor of the Merger Agreement.


     All shares of APBI Common Stock that are represented at the APBI Special Meeting by properly executed proxies received by APBI prior to or at the APBI Special Meeting and not revoked will be voted at the APBI Special Meeting in accordance with the instructions indicated in such proxies. Unless instructions to the contrary are specified in the proxy, each such proxy will be voted FOR the proposal to approve the Merger Agreement. Any APBI proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. APBI proxies may be revoked by filing with the Secretary of APBI before the vote is taken at the APBI Special Meeting a written notice of revocation bearing a date later than the date of the proxy, by duly executing and delivering a subsequent proxy relating to the same shares, or by attending the APBI Special Meeting and voting in person (although attendance at the APBI Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation should be sent to: Corporate Secretary, Applied Bioscience International Inc., 4350 North Fairfax Drive, Arlington, Virginia 22203.

     Proxies are being solicited from PPD's shareholders by and on behalf of the Board of Directors of PPD, and from APBI's stockholders by and on behalf of the Board of Directors of APBI. PPD and APBI have retained Shareholder Communication Corporation ("Shareholder Communication") to assist in the solicitation of proxies and have agreed to pay Shareholder Communication a fee of $6,500 (plus expenses) for its services in connection herewith. Shareholder Communication will not receive any incremental compensation based on the number or percentage of votes cast in favor of any of the matters to be voted on. Each of PPD and APBI will bear its own expenses of the solicitation, including the costs of preparing and mailing this Proxy Statement, except that it is anticipated that one-half of the cost of printing the Proxy Statement will be borne by each of PPD and APBI. In addition to solicitation by use of the mail, proxies may be solicited by directors, officers, and employees of PPD and APBI, respectively, in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated for such services but may be reimbursed for out-of-pocket expenses incurred by them in connection with such solicitation. Arrangement will also be made with custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of PPD and APBI Common Stock held of record by such persons.

                                   THE MERGER

     The following information with respect to the Merger, insofar as it relates to matters contained in the Merger Agreement, is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Annex A and is incorporated herein by reference.

GENERAL

     The Merger Agreement provides that, following the satisfaction or, to the extent permitted, waiver of all conditions to the Merger and the filing of Articles of Merger conforming to the requirements of Delaware and North Carolina law setting forth the principal terms of the Merger provided for in the Merger Agreement with the Secretaries of State of the States of Delaware and North Carolina, respectively (the time of such filings being hereinafter referred to as the "Effective Time"), Merger Sub will merge into APBI. At the Effective Time, the separate corporate existence of Merger Sub shall cease, and APBI will be the surviving corporation and a wholly-owned subsidiary of PPD. In the Merger, each outstanding share of APBI Common Stock outstanding immediately prior to the Effective Time will be converted into shares of PPD Common Stock based upon the Exchange Ratio. Cash will be paid in lieu of fractional shares of PPD Common Stock.

     The Merger Agreement provides that the Certificate of Incorporation and Bylaws of APBI, in each case as in effect at the Effective Time, will be the Certificate of Incorporation and Bylaws of the surviving corporation. The Merger Agreement also provides that the directors of Merger Sub at the Effective Time will be the directors of the surviving corporation and the officers of APBI will be the officers of the surviving corporation (except that Fredric N. Eshelman, PPD's Chief Executive Officer, will be the President and Chief Executive Officer of APBI), in each case, until their successors have been duly elected.

     Each outstanding share of Merger Sub Common Stock will remain outstanding as Common Stock of the surviving corporation after the Effective Time. The rights of PPD shareholders, including the former stockholders of APBI who will become holders of PPD Common Stock, will be governed by the Articles of Incorporation and Bylaws of PPD and the laws of the State of North Carolina. See "Comparison of the Rights of Holders of PPD Common Stock and APBI Common Stock".

BACKGROUND OF THE MERGER

     On February 20, 1996, a meeting was held between Drs. Eshelman and Harper, the chief executive officers of PPD and APBI, respectively, to explore a possible transaction between the two companies. Drs. Eshelman and Harper agreed to discuss the merits of a possible business combination with the senior management teams of their respective businesses. After such discussions, in early March 1996, Drs. Eshelman and Harper held a telephone discussion to further consider a possible transaction between PPD and APBI. At this time, Dr. Harper recommended pursuit of further discussions, including valuation discussions.

     Thereafter and throughout March 1996, representatives of PPD and APBI met and engaged in a series of telephone discussions regarding preliminary due diligence matters and other matters. On March 25, 1996, Dr. Eshelman made a proposal to representatives of Lehman Brothers (APBI's financial advisor) outlining a number of items, including strategic and operating reasons for a business combination between PPD and APBI, in addition to preliminary merger terms.

     At a meeting on April 2, 1996, the APBI Board of Directors reviewed the status of discussions with PPD. The APBI Board of Directors authorized Dr. Harper and Mr. Frederick Frank to continue to discuss a possible combination with PPD.

     During April and May 1996, various members of management of both companies met to review a variety of due diligence, structural, operational and other issues, including the composition of the Board of Directors and executive officers for the combined company.

     On May 6, 1996, Drs. Eshelman and Harper and representatives from Furman Selz (PPD's financial advisor) and Lehman Brothers met to discuss a number of issues, including, among other things, the valuation and structure of a potential transaction between PPD and APBI. The potential Board of Directors and executive officers of the combined company were discussed and it was determined that Dr. Eshelman would be the Chief Executive Officer of the combined company and that Mr. John D. Bryer would be the chief operating officer of PPD's CRO operations, assuming that a decision was subsequently made to engage in a business combination. It was also determined that the combined company's Board of Directors would consist of nine members.


     On May 31, 1996, at a regularly scheduled meeting of the Board of Directors of PPD, the PPD Board discussed the strategic merits of a potential merger with APBI, the structure of such a transaction and a variety of due diligence issues. In addition, representatives of Furman Selz discussed with PPD's Board of Directors certain preliminary valuation models.

     On June 3, 1996, at a special meeting of the Board of Directors of APBI, the APBI Board discussed the strategic merits of a potential merger with PPD, the proposed pricing and structure of such a transaction and a variety of due diligence issues. A preliminary draft of the Merger Agreement was reviewed with the APBI Board. In addition, representatives of Lehman Brothers discussed with APBI's Board of Directors certain preliminary valuation models as they related to the pricing of the transaction and Lehman Brothers' fairness opinion. In addition, on June 3, 1996, Dr. Eshelman met with several members of the APBI Board of Directors. That same day representatives of both companies, Furman Selz and Lehman Brothers met to discuss a variety of issues relating to the Merger Agreement. On June 4, 1996, representatives from PPD, APBI, Furman Selz and Lehman Brothers met to continue discussion of issues relating to the Merger Agreement.

     During June 1996, representatives of PPD, APBI, Furman Selz and Lehman Brothers met to discuss a number of issues relating to the merger, including pricing, timing of an announcement, employee benefits, transition planning, director and officer insurance coverage, registration rights and Board of Directors composition, among other issues.

     On June 18, 1996, PPD's Board of Directors met to review and discuss the terms of the draft Merger Agreement in the form negotiated to that point. At the meeting, representatives of Furman Selz made a presentation to PPD's Board with respect to its financial analyses of such possible Merger. On June 20, 1996, PPD's Board of Directors reconvened via telephonic conference with representatives of Furman Selz in which the Board discussed the terms of the draft Merger Agreement and other outstanding issues. In this conference call, Furman Selz rendered orally its opinion to the Board, subsequently confirmed in writing that, as of June 20, 1996, the Merger Consideration to be paid to APBI's stockholders was fair, from a financial point of view, to PPD. Following the presentation, the Board voted unanimously to approve the Merger and the Merger Transactions. For a further discussion of the Furman Selz opinion, see the discussion set forth under "The Merger -- Opinion of Financial
Advisors -- Opinion of Furman Selz".


     On June 19 and June 20, 1996, APBI's Board of Directors met with their legal and financial advisors to review and consider the final proposed pricing of the transaction and the terms of the draft Merger Agreement and other agreements in the forms negotiated to that point. At this meeting, representatives of Lehman Brothers made a presentation to APBI's Board with respect to its financial analyses of such possible Merger. In addition, Lehman Brothers rendered orally its opinion to the Board, subsequently confirmed in writing that, as of June 20, 1996, the Merger Consideration was fair, from a financial point of view to the stockholders of APBI. For a further discussion of the Lehman Brothers presentation and opinion, see the discussion set forth under "The Merger -- Opinion of Financial Advisors -- Opinion of Lehman Brothers". On June 20, 1996, following this presentation and further discussion with the Board, the Board voted unanimously to approve the Merger. On such date (the last full day of trading which preceded the public announcement of the proposed Merger), the reported closing sales price per share of PPD Common Stock was $39.50, and for the ten-day trading period prior to such date, the average reported closing sales price of PPD Common Stock was $44.31 per share.



     On August 14, 1996, APBI's Board of Directors met with their legal and financial advisors to review the recommendation that the APBI Board would make to the APBI stockholders in connection with the solicitation of proxies for the APBI Special Meeting to consider and vote upon the Merger Agreement. During the period subsequent to the announcement of the Merger, the trading price of PPD Common Stock had declined, with the reported closing sales price of PPD Common Stock being as low as $26.63 per share during this period and the reported closing sales price of PPD Common Stock being $30.88 on August 14, 1996, the day of the APBI Board meeting. At this meeting, representatives of Lehman Brothers, at the request of APBI's Board, updated its previous presentation with respect to Lehman Brothers' financial analysis of the Merger. Lehman Brothers also updated its opinion to the APBI Board, initially orally but subsequently confirmed in writing, that as of August 14, 1996 the Merger Consideration continued to be fair, from a financial point of view, to the stockholders of APBI. Following the presentation and further discussion of both the financial, strategic and other reasons in support of the Merger, the APBI Board reconfirmed their recommendation that APBI stockholders should vote in favor of the proposed Merger. For a further discussion of the Lehman Brothers' opinion, as updated, see the discussion set forth under "The Merger -- Opinion of Financial Advisors -- Opinion of Lehman Brothers". For a further discussion of the APBI Board's reasons for recommending the Merger, see "The Merger -- Recommendation of the Board of Directors of APBI".


RECOMMENDATION OF THE BOARD OF DIRECTORS OF PPD

     THE BOARD OF DIRECTORS OF PPD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT. PPD'S BOARD OF DIRECTORS BELIEVES THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF PPD SHAREHOLDERS.

     The Board of Directors of PPD believes that the Merger is favorable for the following reasons, among others:

          (i) The combination of PPD and APBI will create the third largest company in the CRO industry. The Board of Directors believes that continuing consolidation among pharmaceutical companies, as well as the desire of many pharmaceutical companies to decrease the number of CROs with whom they contract, suggest that larger CROs will benefit disproportionately in the sector's future growth. Therefore, the Board is seeking to position PPD among the largest companies in the sector.

          (ii) A merger with APBI offered the opportunity to expand PPD's areas of therapeutic expertise and client relationships, as there is relatively little overlap in such areas between the two companies. As a result, the Board also believes that the Merger may lower the risk associated with client concentration with respect to either company individually.

          (iii) The opportunity to expand upon PPD's international operations through APBI's existing international operations and the ability of the combined company to expand even more broadly geographically, as demanded by the pharmaceutical industry's desire to complete global drug development projects through the conduct of simultaneous clinical trials in multiple jurisdictions.

          (iv) The ability to leverage investments in information systems and software, and to realize economies of scale through centralization of general management and administrative functions over a larger revenue base.

          (v) The ability to enhance utilization of Phase I and analytical laboratory service units through improved management of capacity.

          (vi) The terms and conditions of the Merger Agreement, including a provision limiting the maximum number of shares of PPD Common Stock to be issued to APBI stockholders to approximately 12,000,000 shares and the fact that PPD would receive a $10,000,000 termination fee if the Merger Agreement is terminated based upon a determination of APBI's Board of Directors to entertain or accept any offer or proposal for a merger or other business combination involving APBI or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement (an "Acquisition Proposal"), and APBI's Board of Directors accepts a written, binding agreement with respect to any such Acquisition Proposal either prior to or within two years after the termination of the Merger Agreement.

          (vii) The fact that the Merger is expected to be treated as a pooling of interests for accounting purposes under generally accepted accounting principles and a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

          (viii) The opinion of the Board of Directors of PPD that the consummation of the Merger is likely to be accretive to earnings for 1997.

          (ix) The fact that the issuance of additional shares of PPD Common Stock to APBI stockholders will increase PPD's publicly traded float from approximately 2,000,000 shares to approximately 14,000,000 shares, which the Board of Directors believes will be likely to enhance the trading volume and liquidity of PPD's Common Stock.

          (x) The oral opinion of Furman Selz (subsequently confirmed in writing) to the Board of Directors of PPD to the effect that as of June 20, 1996, and based upon and subject to certain matters, the Merger Consideration was fair, from a financial point of view, to PPD.


     In the course of its deliberations, the Board of Directors of PPD reviewed with PPD's management a number of other factors relevant to the Merger. In particular, the PPD Board considered, among other things: (i) information concerning PPD's and APBI's respective businesses, prospects, historical and projected financial performances, financial condition and operations; (ii) an analyses of the respective projected contributions to net revenues, operating profits and net incomes of each company; (iii) reports from management on PPD's due diligence investigation of APBI; (iv) the business reputation and capabilities of the management of APBI, as well as the compatibility of the managements and corporate cultures of PPD and APBI; (v) a financial presentation by Furman Selz, including the opinion of Furman Selz to the effect that the Merger Consideration is fair, from a financial point of view, to PPD; (vi) multiples of earnings for publicly traded companies with businesses comparable to APBI; (vii) multiples paid in other CRO merger and acquisition transactions; and (viii) the fact that the Merger Agreement permits PPD to terminate the Merger Agreement if the Average PPD Stock Price is below $30.00 per share.


     In its deliberations concerning the Merger, the Board of Directors of PPD also considered a variety of additional considerations and risk factors, including: (i) the historical financial performance of APBI; (ii) the percentage ownership dilution to PPD shareholders resulting form the issuance to APBI stockholders of shares of PPD Common Stock in the Merger; (iii) the relatively lower potential growth rate of APBI's ENVIRON business (although the Board did consider ENVIRON's strong operating margin history); (iv) the risk that the public market price of PPD Common Stock might be adversely affected by announcement of the Merger; (v) the risk that the combined company might not achieve revenue equal to the sum of the separate companies' anticipated revenue;
(vi) the risk that other benefits sought to be obtained by the Merger will not be obtained; (vii) the cost of integration of the operations of PPD and APBI and its impact on the combined results of the combined company after the Merger; and
(viii) other risks described under "Investment Considerations".

     The foregoing discussion of the information and factors considered by the PPD Board is not intended to be exhaustive, but it does include all material factors considered by the PPD Board of Directors. In view of the wide variety of factors, both positive and negative, considered by the PPD Board, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered, and individual directors may have given differing weights to different factors. After taking into consideration all of the factors set forth above, the Board of Directors of PPD determined that the Merger was in the best interests of PPD and its shareholders and that PPD should proceed with the Merger.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF APBI

     THE BOARD OF DIRECTORS OF APBI HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE STOCKHOLDERS OF APBI AND APPROVED THE MERGER AGREEMENT, AND RECOMMENDS THAT THE APBI STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

     In reaching its recommendation, the Board of Directors of APBI considered a number of factors, including, but not limited to, the following:


          (i) The premium to be received by APBI stockholders. Because the Exchange Ratio is dependent on the average closing trading price of PPD Common Stock as determined over a ten-day trading period ending shortly before the closing of the proposed Merger, the actual amount of the premium is not determinable at this time. Under the terms of the agreed upon exchange formula, if the Average PPD Stock Price is equal to or less than $37.00, then the Exchange Ratio will be equal to 0.4054, and if the Average PPD Stock Price is greater than $37.00 but equal to or less than $48.00, then the Exchange Ratio floats so as to provide that each share of APBI Common Stock is exchanged for $15.00 of PPD Common Stock. Both the decline and the volatility in the trading price of PPD Common Stock since the announcement of the proposed Merger have made it difficult to assess the likely premium to be received by APBI stockholders, but as long as the Average PPD Stock Price is at least $30.00, which is the price below which either APBI or PPD may elect to terminate the Merger Agreement, APBI stockholders are expected to receive a minimum premium of approximately 33% (based on the reported closing sales price of $9.125 for APBI Common Stock on June 20, 1996, the last full trading day prior to announcement of the Merger).



          (ii) Both the strategic fit of the businesses to be combined as a result of the Merger and the possible cost savings from such a combination. APBI believes that Pharmaco's and PPD's businesses are complementary in nature in terms of client base, therapeutic specialties and geographic market areas. APBI also believes that the combined operations will be able to benefit from its more sophisticated information technology, financial and accounting systems. Finally, APBI believes that there will be significant cost savings resulting from the consolidation, including the elimination of APBI's corporate function.


          (iii) The strength of PPD's senior management, and in particular the ability of Dr. Fredric N. Eshelman, PPD's current chief executive officer, to lead the combined operations of APBI and PPD. In February 1995, Dr. Kenneth H. Harper, APBI's chairman, was reappointed to the position of president and chief executive officer of APBI. Dr. Harper had previously served in these positions from 1987 through the end of 1992 and both he and the APBI Board of Directors viewed his reappointment as an interim step until a new chief executive officer could be identified. The APBI Board of Directors believes that Dr. Eshelman is the appropriate candidate to lead the combined companies.

          (iv) The historical market price per share of APBI Common Stock and APBI's financial performance. During the period from January 1, 1993 through the last full day of trading prior to the public announcement that APBI and PPD had reached an agreement to merge, APBI Common Stock had traded within a range of $4.125 to $10.00 per share. During this same period, and particularly during 1993 and 1994, APBI's overall financial performance had been disappointing. The APBI Board of Directors believes that the recent divestiture of its worldwide toxicology operations, together with the sale of several other non-core businesses in 1994 and 1995, has positioned APBI to complete its financial turnaround. While APBI continues to believe that Pharmaco and ENVIRON, its two core businesses, represent two of the preeminent companies in the country in their respective industries, the APBI Board of Directors also believes that stockholder value will be enhanced through the operation of these businesses in combination with PPD's business.

          (v) The strategic evaluation performed by Lehman Brothers and the fairness opinion delivered by Lehman Brothers. In December 1995, APBI announced the engagement of Lehman Brothers to evaluate whether stockholder value would be enhanced through a separation of APBI into its two operating groups, the Life Sciences Group and the Environmental Sciences Group. As part of such engagement, Lehman Brothers separately valued APBI's component businesses and, based on such valuation, concluded that stockholder value would not be significantly enhanced merely through a separation of the businesses. Lehman Brothers subsequently has acted as APBI's financial advisor in the negotiations with PPD and has delivered their opinion to APBI that the consideration to be received by APBI's stockholders in the Merger is fair, from a financial point of view, to the stockholders of APBI.


     The APBI Board of Directors approved the Merger Agreement on June 20, 1996 after approximately a four-month period of negotiation. The enhancement of stockholder value, including the premium to be received by APBI stockholders in the Merger, was a significant factor in the APBI Board's consideration of the Merger. As described above, the agreed upon exchange formula provides that if the Average PPD Stock Price is $37.00 or less, each share of APBI Common Stock is converted into 0.4054 shares of PPD Common Stock and that if the Average PPD Stock Price is within a range of $37.00 to $48.00, as determined during the 10 trading day period ending five days prior to the Effective Time (the "pricing period"), each share of APBI Common Stock would be converted into $15.00 of PPD Common Stock. On June 20, 1996, the date the APBI Board of Directors approved the Merger and the last full day of trading which preceded the public announcement that APBI and PPD had entered into the Merger Agreement, the reported closing sales price per share of PPD Common Stock was $39.50, and during the ten-day trading period prior to such date, the average reported closing sales price of PPD Common Stock was $44.3125 per share. As part of its financial presentation to the APBI Board, Lehman Brothers, among other analyses, reviewed the then current market value of PPD, including the trading price of PPD Common Stock, calculated as multiples of earnings, revenues, operating profit and cash flow, as compared to equivalent multiples of certain other publicly traded companies engaged in businesses considered by Lehman Brothers to be generally comparable to PPD. The APBI Board, after reviewing the Lehman Brothers' financial presentation and receiving the Lehman Brothers' fairness opinion, and considering, among other factors, the potential range of premiums to be received by APBI stockholders at all trading prices at or above an Average PPD Stock Price of $30.00 per share, the price under the terms of the Merger Agreement below which either APBI or PPD may elect to terminate the Merger Agreement, approved the proposed Merger.



     The APBI Board of Directors continues to believe that the Merger is in the best interests of the APBI stockholders and continues to recommend that APBI stockholders vote in favor of the Merger although the trading price of PPD Common Stock has declined since the announcement of the proposed Merger. (The reported closing sales price of PPD Common Stock was $30.88 per share on August 14, 1996. See "Summary -- Market Prices and Dividend Policies".) On August 14, 1996, in light of the price decline, the APBI Board of Directors met with their legal and financial advisors to review the recommendation that the APBI Board would make to the APBI stockholders in connection with the Merger. At this meeting, representatives of Lehman Brothers updated the previous presentation to the APBI Board of Directors with respect to the Lehman Brothers' financial analysis of the Merger while also delivering to the APBI Board an updated opinion confirming that as of August 14, 1996, the Merger Consideration continued to be fair, from a financial point of view, to the stockholders of APBI. As part of its deliberations, the APBI Board took into account that, to the extent the PPD Common Stock continued to trade at or around its current level during the pricing period, the premium to be received by APBI stockholders would be lower than implied by the trading level of PPD Common Stock as of the date the Merger Agreement was approved by the APBI Board in June 1996. As long as the Average PPD Stock Price is at or above $30.00, APBI stockholders will be entitled to receive a minimum of $12.16 of PPD Common Stock in exchange for each share of APBI Common Stock, representing a premium of approximately 33% based on the $9.125 closing price of APBI Common Stock on the last full day immediately prior to the announcement of the proposed Merger. The APBI Board believes that a premium at or above this level, when considered with the various strategic and other reasons set forth above for combining APBI and PPD, continues to warrant the Board's recommendation of the Merger.



     The APBI Board of Directors, in recommending that the APBI stockholders approve the Merger, has not waived any rights under the Merger Agreement to consider terminating such agreement if, during the pricing period, the Average PPD Stock Price is below $30.00. At such time, if the Average PPD Stock Price is below

$30.00, the APBI Board will consider what it believes to be in the best interests of the APBI stockholders, taking into account such factors as it then considers as appropriate, consistent with its fiduciary duties.


     In view of the variety of factors considered in connection with its evaluation of the Merger, the APBI Board of Directors found it impracticable to, and therefore did not, quantify or otherwise assign relative weights to the individual factors considered in reaching its determination.


     IN APPROVING THE MERGER AGREEMENT, CERTAIN MEMBERS OF THE BOARD OF DIRECTORS OF APBI MAY BE DEEMED TO HAVE CERTAIN CONFLICTS ON INTEREST. SEE "THE MERGER -- INTERESTS OF CERTAIN PERSONS IN THE MERGER".


OPINIONS OF FINANCIAL ADVISORS

     The following descriptions of the opinions and presentations of Furman Selz and Lehman Brothers contain forward-looking information. See "Investment Considerations -- Factors for Forward-Looking Information" for information with respect to the factors that may affect such information. Without limiting the generality of the foregoing, the projections and forecasts furnished to the financial advisors rendering the opinions described above were prepared by the respective managements of PPD or APBI. Neither PPD nor APBI publicly discloses internal management projections of the type provided to such financial advisors in connection with such investment banks' analyses of the Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

  Opinion of Furman Selz

     Furman Selz was retained by PPD to act as its financial advisor in connection with the Merger. In connection with such engagement, the Board of Directors of PPD requested that Furman Selz, as investment bankers, render an opinion to the Board of Directors of PPD of the fairness, from a financial point of view, to PPD of the Merger Consideration to be paid to APBI's stockholders. On June 20, 1996, Furman Selz rendered to the Board of Directors its opinion to the effect that, as of such date and based upon and subject to certain considerations and assumptions, the Merger Consideration to be paid to APBI's stockholders was fair, from a financial point of view, to PPD.

     In conducting its analysis and arriving at its opinion, Furman Selz reviewed and analyzed, among other things: (i) a draft of the Merger Agreement dated June 10, 1996; (ii) PPD's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and APBI's Annual Reports on Form 10-K for the fiscal years ended December 31, 1993, 1994 and 1995; (iii) PPD's and APBI's respective Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 1996;
(iv) certain other publicly available information concerning PPD and APBI and the trading market for their Common Stock; (v) certain internal information relating to PPD and APBI, including financial forecasts and projections provided by the respective managements of PPD and APBI; (vi) the results of operations of PPD and APBI and of certain companies which Furman Selz deemed to be reasonably similar to PPD and APBI; (vii) certain publicly available information concerning other companies engaged in businesses which Furman Selz believed to be comparable to PPD and APBI and the trading markets for certain of such companies' securities; and (viii) the financial terms of certain recent business combinations which Furman Selz believed to be relevant. Furman Selz also met with certain officers and employees of PPD and APBI concerning their businesses and operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as Furman Selz deemed appropriate.

     In arriving at its opinion, Furman Selz did not conduct a physical inspection of the properties and facilities of PPD or APBI (although it visited PPD's and APBI's headquarters), nor did it make, obtain or assume any responsibility for any independent evaluation or appraisal of any such properties and facilities or of the assets and liabilities of PPD or APBI. Furman Selz assumed and relied upon the accuracy and completeness of the financial and other information supplied to or otherwise used by it in arriving at its opinion and has not attempted independently to verify, or undertaken any obligation to verify, such information. In addition, Furman Selz assumed that PPD and APBI's forecasts and projections supplied to it represent the best currently available estimates and judgment of PPD's and APBI's managements as to the expected future financial condition and results of operations of PPD and APBI, and assumed that such forecasts and projections were reasonably prepared based on such currently available estimates and judgment. Furman Selz assumed no responsibility for and expressed no view as to such forecasts and projections or the assumptions on which they are based. Furman Selz further assumed that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code, and that for accounting purposes, the Merger will be accounted for as a pooling of interests.

     Furman Selz also noted that its opinion was necessarily based on its assessment of general economic, market and financial conditions existing and disclosed to Furman Selz as of the date of its opinion and its experience in similar transactions, as well as its experience in securities valuation in general. Furman Selz did not express any view as to what the value of PPD's Common Stock will be when issued to APBI stockholders pursuant to the Merger, or the price at which PPD's Common Stock will trade prior to or subsequent to the closing of the Merger.


     The full text of the written opinion of Furman Selz dated June 20, 1996, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B hereto and is incorporated herein by reference. Furman Selz' opinion is directed only to the fairness, from a financial point of view, to PPD of the Merger Consideration to be paid to APBI's stockholders. The opinion is for the benefit and use of the Board of Directors of PPD in its consideration of the Merger. The opinion does not constitute a recommendation of the Merger over any other alternative transactions which may be available to PPD and does not address the underlying business decision of the Board of Directors of PPD to proceed with or effect the Merger. Furthermore, the opinion does not constitute a recommendation by Furman Selz to any PPD shareholder to vote in favor of the Merger. The summary of the opinion of Furman Selz set forth herein is qualified in its entirety by reference to the full text of such opinion.


     In preparing its opinion to the Board of Directors of PPD, Furman Selz performed a variety of financial and comparative analyses, including those described below, and provided the Board of Directors with a written presentation with respect to such analyses. The summary of such analyses set forth herein does not purport to be a complete description of the analyses underlying Furman Selz' opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or a summary description. In arriving at its opinion, Furman Selz did not attribute any particular weight to any one analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Furman Selz believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, Furman Selz made numerous assumptions with respect to PPD and APBI, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of PPD. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

     The following is a brief summary of the financial analyses utilized by Furman Selz in rendering its opinion. Such summary does not purport to be a complete description of all of the analyses performed by, or all the factors considered by, Furman Selz in connection with its opinion.

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

     Analyses Relating to PPD

     Comparable Company Analysis. Furman Selz compared selected historical, current and projected financial and operating results of PPD with the publicly reported operating results of selected publicly traded CROs that, in Furman Selz' judgment, were most closely comparable to PPD (the "PPD Comparable Companies"). The PPD Comparable Companies were chosen by Furman Selz as companies that, based upon publicly available data, possess general business, operating and financial characteristics representative of companies in the industry in which PPD operates, although Furman Selz recognized that each of the PPD Comparable Companies is distinguishable from PPD in certain respects. Such PPD Comparable Companies consisted of: ClinTrials Research Inc.; IBAH, Inc.; PAREXEL International Corporation; and Quintiles Transnational Corp. Furman Selz considered, with respect to the PPD Comparable Companies, among other things:
(i) selected balance sheet data; (ii) operating statement data, including latest 12-month (previous reported four quarters, or "LTM") net revenue, earnings before interest, taxes, depreciation and amortization ("EBITDA") and earnings before interest and taxes ("EBIT") and estimated 1996 and 1997 net revenue, EBITDA and EBIT; (iii) LTM earnings per share ("EPS") and estimated 1996 and 1997 EPS; and (iv) historical stock price performance. All 1996 and 1997 results are based on publicly available estimates.

     Furman Selz calculated a range of market multiples for the PPD Comparable Companies by dividing the total capitalization (total common shares outstanding as of March 31, 1996 multiplied by closing market price per share on June 14, 1996, or "Market Value", plus total debt, preferred stock and minority interests, minus cash and cash equivalents as of March 31, 1996) for each PPD Comparable Company by, among other things, such company's respective LTM net revenue, EBITDA and EBIT and estimated 1996 and 1997 net revenue, EBITDA and EBIT. For the PPD Comparable Companies: the LTM net revenue multiples ranged from 2.89x to 7.83x, the estimated 1996 net revenue multiples ranged from 2.40x to 6.23x and the estimated 1997 net revenue multiples ranged from 1.85x to 4.53x; the LTM EBITDA multiples ranged from 38.8x to 54.8x, the estimated 1996 EBITDA multiples ranged from 30.9x to 41.2x and the estimated 1997 EBITDA multiples ranged from 14.9x to 29.3x; the LTM EBIT multiples ranged from 54.2x to 81.4x, the estimated 1996 EBIT multiples ranged from 44.6x to 61.6x and the estimated 1997 EBIT multiples ranged from 20.3x to 41.8x. Furman Selz also calculated multiples by dividing each of the PPD Comparable Companies' closing sale price per share on June 14, 1996 by the respective LTM EPS, estimated 1996 EPS and estimated 1997 EPS. Such stock price to LTM EPS multiples ranged from 84.9x to 122.8x, such stock price to estimated 1996 EPS multiples ranged from 66.6x to 104.7x and such stock price to estimated 1997 EPS multiples ranged from 25.4x to 60.9x. Based upon the closing price per share of PPD's Common Stock on June 14, 1996 of $44.00: PPD's LTM net revenue multiple and estimated 1996 and 1997 net revenue multiples were 9.13x, 6.80x and 5.03x, respectively; PPD's LTM EBITDA multiple and estimated 1996 and 1997 EBITDA multiples were 66.5x, 43.4x and 29.9x, respectively; PPD's LTM EBIT multiple and estimated 1996 and 1997 EBIT multiples were 92.6x, 58.4x and 39.1x, respectively; and, PPD's LTM EPS multiple and estimated 1996 and 1997 EPS multiples were 122.2x, 88.0x and 62.0x, respectively. Because of the inherent differences in the business, operations and prospects of PPD and the business, operations and prospects of the PPD Comparable Companies, Furman Selz believed it was inappropriate to, and therefore did not rely solely on the quantitative results of the analysis, but rather also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of PPD and the PPD Comparable Companies that would affect the public trading values of each.

     Discounted Cash Flow Analysis. Furman Selz performed a discounted cash flow analysis of PPD based upon a series of financial projections prepared by the management of PPD for calendar years ending December 31, 1996 through December 31, 2001 (the "PPD Projections"). Furman Selz discounted the projected free cash flows (EBIT less taxes, capital expenditures and changes in net working capital plus depreciation and amortization) plus the terminal value (calculated as a multiple of future EBIT) derived from the PPD Projections to arrive at a present value ("Present Value") for PPD. Furman Selz utilized multiples of EBIT ranging from 20.0x to 40.0x. From this Present Value, Furman Selz subtracted all debt obligations appearing on PPD's balance sheet at March 31, 1996 and added the excess cash balance on such balance sheet to arrive at an equity value ("Equity Value") for PPD. Furman Selz performed sensitivity analyses to understand the effect on the Equity Value of different discount rates and terminal value multiples. Such analyses were performed under discount rate assumptions ranging from 10% to 15%, based upon assumptions regarding such factors as inflation rates, interest rates, PPD's cost of capital and the inherent business risk of PPD, as well as the healthcare industry as a whole. Furman Selz observed that the implied value per share for PPD ranged from $31.42 to $71.53 per share.

     Analysis Relating to APBI

     Comparable Company Analysis. Furman Selz compared selected historical, current and projected financial and operating results of APBI with the publicly reported operating results of selected publicly traded CROs that, in Furman Selz' judgment, were most closely comparable to APBI (the "APBI Comparable Companies"). The APBI Comparable Companies were chosen by Furman Selz as companies that, based upon publicly available data, possess general business, operating and financial characteristics representative of companies in the industry in which APBI operates, although Furman Selz recognized that each of the APBI Comparable Companies is distinguishable from APBI in certain respects. Such APBI Comparable Companies consisted of: ClinTrials Research Inc.; IBAH, Inc.; PAREXEL International Corporation; and Quintiles Transnational Corp. Furman Selz considered with respect to the APBI Comparable Companies, among other things: (i) selected balance sheet data; (ii) operating statement data, including LTM net revenue, EBITDA and EBIT and estimated 1996 and 1997 net revenue, EBITDA and EBIT; (iii) LTM EPS and estimated 1996 and 1997 EPS; and
(iv) historical stock price performance. All 1996 and 1997 results are based on publicly available estimates.

     Furman Selz calculated a range of market multiples for the APBI Comparable Companies by dividing the total capitalization (Market Value plus total debt, preferred stock and minority interests, minus cash and cash equivalents as of March 31, 1996) for each APBI Comparable Company by, among other things, such company's respective LTM net revenue, EBITDA and EBIT and estimated 1996 and 1997 net revenue, EBITDA and EBIT. For the APBI Comparable Companies: the LTM net revenue multiples ranged from 2.89x to 7.83x, the estimated 1996 net revenue multiples ranged from 2.40x to 6.23x and the estimated 1997 net revenue multiples ranged from 1.85x to 4.53x; the LTM EBITDA multiples ranged from 38.8x to 54.8x, the estimated 1996 EBITDA multiples ranged from 30.9x to 41.2x and the estimated 1997 EBITDA multiples ranged from 14.9x to 29.3x; the LTM EBIT multiples ranged from 54.2x to 81.4x, the estimated 1996 EBIT multiples ranged from 44.6x to 61.6x and the estimated 1997 EBIT multiples ranged from 20.3x to 41.8x. Furman Selz also calculated multiples by dividing each of the APBI Comparable Companies' closing sale price per share on June 14, 1996 by the respective LTM EPS, estimated 1996 EPS and estimated 1997 EPS. Such stock price to LTM EPS multiples ranged from 84.9x to 122.8x, such stock price to estimated 1996 EPS multiples ranged from 66.6x to 104.7x and such stock price to estimated 1997 EPS multiples ranged from 25.4x to 60.9x. Based upon the closing price per share of APBI's Common Stock on June 14, 1996 of $8.75: APBI's LTM net revenue multiple and estimated 1996 and 1997 net revenue multiples were 1.43x, 1.42x and 1.21x, respectively; APBI's LTM EBITDA multiple and estimated 1996 and 1997 EBITDA multiples were 14.8x, 16.5x and 12.7x, respectively; APBI's LTM EBIT multiple and estimated 1996 and 1997 EBIT multiples were 41.0x, 16.5x and 12.7x, respectively; and, APBI's LTM EPS multiple and estimated 1996 and 1997 EPS multiples were 97.2x, 35.0x and 19.4x, respectively. Based on an assumed Merger Consideration value of $15.00 per share, APBI's multiples were as follows: (i) for LTM, estimated 1996, Adjusted estimated 1996, estimated 1997 and Adjusted estimated 1997 net revenue, 2.49x, 2.52x, 2.58x, 1.96x and 2.14x, respectively;
(ii) for LTM, estimated 1996, Adjusted estimated 1996, estimated 1997 and Adjusted estimated 1997 EBITDA, 25.8x, 20.7x, 21.9x, 14.1x and 16.2x, respectively; (iii) for LTM, estimated 1996, Adjusted estimated 1996, estimated 1997 and Adjusted estimated 1997 EBIT, 71.2x, 33.5x, 36.5x, 21.8x and 25.9x, respectively; (iv) for LTM, estimated 1996, Adjusted estimated 1996, estimated 1997 and Adjusted estimated 1997 EPS, 173.5x, 55.6x, 60.4x, 37.4x and 44.3x, respectively. (See "Discounted Cash Flow Analyses" below for a discussion of the "Adjusted" APBI Projections.) Because of the inherent differences in the business, operations, and prospects of APBI and the business, operations and prospects of the APBI Comparable Companies, Furman Selz believed it was inappropriate to, and therefore did not rely solely on the quantitative results of the analysis, but rather also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of APBI and the APBI Comparable Companies that would affect the public trading values of each.

     Discounted Cash Flow Analyses. Furman Selz performed a discounted cash flow analysis of APBI based upon a series of financial projections prepared by the management of APBI for calendar years ending December 31, 1996 through December 31, 2000 (the "APBI Projections"). Furman Selz also performed a discounted cash flow analysis of APBI based on certain adjustments to such projections deemed appropriate by the management of PPD which reflect more conservative assumptions relating to the future prospects of APBI (the "Adjusted APBI Projections"). In each of the two discounted cash flow analyses, Furman Selz discounted the projected free cash flows (EBIT less taxes, capital expenditures and changes in net working capital plus depreciation and amortization) plus the terminal value (calculated as a multiple of future EBIT) derived from the APBI Projections and Adjusted APBI Projections to arrive at Present Value for APBI. In each of the discounted cash flow analyses, Furman Selz utilized multiples of EBIT ranging from 10.0x to 30.0x. From the Present Value in each discounted cash flow analyses, Furman Selz subtracted all debt obligations appearing on APBI's balance sheet at March 31, 1996 and added the excess cash balance on such balance sheet to arrive at Equity Value for APBI. For each discounted cash flow analyses, Furman Selz performed sensitivity analyses to understand the effect on the Equity Value of different discount rates and terminal value multiples. Such analyses were performed under discount rate assumptions ranging from 10% to 20%, based upon assumptions regarding such factors as inflation rates, interest rates, APBI's cost of capital and the inherent business risk of APBI, as well as the healthcare industry as a whole. Furman Selz observed that the implied value per share for APBI utilizing the APBI Projections ranged from $8.01 to $31.92 per share and that the implied value per share for APBI utilizing the Adjusted APBI Projections ranged from $5.13 to $19.17 per share. Furman Selz further observed that the implied purchase price for APBI was, in both cases, within the implied value per share for APBI.

     Comparable Transactions Analysis. Furman Selz evaluated publicly available information regarding nine acquisitions of selected CROs and laboratory businesses (the "Acquired CROs"). Furman Selz calculated net revenue, EBITDA and EBIT multiples based on the ratio of LTM net revenue, EBITDA and EBIT (calculated immediately prior to the acquisition) to adjusted purchase price (offer price plus latest reported total debt, preferred stock and minority interests, minus total cash and cash equivalents) for each of the Acquired CROs. Furman Selz also calculated LTM EPS and 1996 EPS multiples based on the ratio of LTM net income (calculated immediately prior to the acquisition) and projected next year net income to the offer price for each Acquired CRO. Such financial multiples ranged as follows: (i) 0.51x to 3.21x for LTM net revenue; (ii) 16.4x to 16.4x for LTM EBITDA; (iii) 22.6x to 22.6x for LTM EBIT; (iv) 12.3x to 40.1x for LTM EPS; and (v) 35.7x to 35.7x for 1996 EPS. (The ranges of LTM EBITDA, LTM EBIT and 1996 EPS multiples were the same due to the fact that only one transaction was applicable for each of these respective multiple ranges.) These multiples were applied to APBI's LTM net revenue, LTM EBITDA, LTM EBIT, LTM EPS and 1996 EPS to derive a range of implied values for APBI. Based on an assumed Merger Consideration value of $15.00 per share, APBI's LTM EBITDA and LTM EBIT multiples were 25.8x and 71.2x, respectively.

     None of such acquisitions, however, took place under market conditions or competitive circumstances that were directly comparable to those of the Merger, and each of the Acquired CROs is distinguishable from APBI in certain respects. Accordingly, an analysis of the results of the foregoing is not mathematical nor necessarily precise; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of companies and other factors that could affect results.

     Pro Forma Merger Analyses

     Furman Selz analyzed four separate combined company scenarios: (i) a combined company analysis utilizing the PPD Projections and the APBI Projections, assuming an exchange ratio for APBI based on PPD's stock price as of June 14, 1996 ("Combined Company Analysis 1"); (ii) a combined company analysis utilizing the PPD Projections and the APBI Projections, assuming the maximum Exchange Ratio, 0.4054 ("Combined Company Analysis 2"); (iii) a combined company analysis utilizing the PPD Projections and the Adjusted APBI Projections, assuming an exchange ratio for APBI based on PPD's stock price as of June 14, 1996 ("Combined Company Analysis 3"); and (iv) a combined company analysis utilizing the PPD Projections and the Adjusted APBI Projections, assuming the maximum Exchange Ratio, 0.4054 ("Com-bined Company Analysis 4"). None of the four Combined Company Analyses included assumptions related to synergies of the combined company.

     Utilizing the four scenarios, Furman Selz calculated implied pro forma combined company share prices based on various multiples derived from the PPD Comparable Companies and APBI Comparable Companies analysis. Utilizing multiples of LTM net revenue, EBITDA, EBIT and EPS applied to Combined Company Analysis 1 and Combined Company Analysis 3, the combined company implied share price was calculated to range from $32.60 to $85.52, $45.03 to $62.93, $29.04 to $42.75 and $37.91 to $54.83, respectively. Utilizing multiples of 1996 net revenue, Adjusted 1996 net revenue, 1996 EBITDA, Adjusted 1996 EBITDA, 1996 EBIT, Adjusted 1996 EBIT, 1996 EPS and Adjusted 1996 EPS applied to Combined Company Analysis 1 and Combined Company Analysis 3, the combined company implied share price was calculated to range from $29.01 to $72.55, $28.51 to $71.27, $47.75 to $63.13, $45.99 to $60.78, $45.73 to $62.45, $43.43 to $59.15, $43.41 to $68.29
and $41.23 to $64.85, respectively. Utilizing multiples of 1997 net revenue, Adjusted 1997 net revenue, 1997 EBITDA, Adjusted 1997 EBITDA, 1997 EBIT, Adjusted 1997 EBIT, 1997 EPS and Adjusted 1997 EPS applied to Combined Company Analysis 1 and Combined Company Analysis 3, the combined company implied share price was calculated to range from $28.97 to $68.77, $27.25 to $64.54, $34.01 to $65.53, $31.08 to $59.73, $32.20 to $64.57, $29.00 to $57.99, $24.42 to $58.56
and $21.98 to $52.72, respectively. Utilizing multiples of LTM net revenue, EBITDA, EBIT and EPS applied to Combined Company Analysis 2 and Combined Company Analysis 4, the combined company implied share price was calculated to range from $29.65 to $77.79, $40.96 to $57.24, $26.42 to $38.89 and $37.91 to $54.83,
respectively. Utilizing multiples of 1996 net revenue, Adjusted 1996 net revenue, 1996 EBITDA, Adjusted 1996 EBITDA, 1996 EBIT, Adjusted 1996 EBIT, 1996 EPS and Adjusted 1996 EPS applied to Combined Company Analysis 2 and Combined Company Analysis 4, the combined company implied share price was calculated to range from $26.38 to $65.99, $25.94 to $64.83, $43.44 to $57.42, $41.84 to
$55.29, $41.60 to $56.80, $39.42 to $53.81, $43.41 to $68.29 and $41.23 to
$64.85, respectively. Utilizing multiples of 1997 net revenue, Adjusted 1997 net revenue, 1997 EBITDA, Adjusted 1997 EBITDA, 1997 EBIT, Adjusted 1997 EBIT, 1997 EPS and Adjusted 1997 EPS applied to Combined Company Analysis 2 and Combined Company Analysis 4, the combined company implied share price was calculated to range from $26.35 to $62.55, $24.79 to $58.71, $30.94 to $59.60, $28.27 to
$54.33, $29.29 to $58.74, $26.38 to $52.75, $24.42 to $58.56 and $21.98 to
$52.72, respectively.

     Furman Selz performed a series of discounted cash flow analyses based on the four different pro forma financial projections: Combined Company Analysis 1; Combined Company Analysis 2; Combined Company Analysis 3; and Combined Company Analysis 4. Furman Selz applied discount rates of 10% to 15% and utilized multiples of EBIT of 20.0x to 40.0x. These four discounted cash flow analyses yielded a range of per share value for the combined company Common Stock, on a pro forma basis, ranging from $41.99 to $100.31, $38.19 to $91.24, $30.85 to
$72.99 and $28.06 to $66.39, respectively.

     Furman Selz examined certain historical financial information for PPD, APBI and the pro forma combined company resulting from the Merger. Furman Selz analyzed the relative pro forma contribution of APBI to PPD actual and projected net revenue, gross profit, EBITDA, EBIT, pretax income and net income for the years ending December 31, 1996 and 1997 utilizing the PPD Projections, the APBI Projections and the Adjusted APBI Projections. Utilizing the PPD Projections and the APBI Projections, Furman Selz observed that immediately following the consummation of the Merger, assuming an exchange ratio for APBI based on PPD's stock price on June 14, 1996, shareholders of PPD are expected to own approximately 46.6% of the pro forma combined entity. Assuming the maximum Exchange Ratio, 0.4054, shareholders of PPD are expected to own approximately 42.3% of the pro forma combined entity. This analysis indicated that, for the actual year ended December 31, 1995, APBI would have contributed 82.7% to net revenue, 74.7% to gross profit, 75.7% to EBITDA, 57.9% to EBIT, 39.6% to pretax income and 40.1% to net income of the pro forma combined entity. (December 31, 1995 actual APBI net income reflected here was positive due to the fact that Furman Selz excluded losses on sale of operations, special charges and restructuring costs.) For the projected year ending December 31, 1996, APBI would contribute 75.1% to net revenue, 68.6% to gross profit, 69.8% to EBITDA, 65.2% to EBIT, 61.9% to pretax income, 62.3% to net income and 64.0% to net income based on publicly available estimates of the pro forma combined entity. For the projected year ending December 31, 1997, APBI would contribute 74.2% to net revenue, 68.3% to gross profit, 70.2% to EBITDA, 65.7% to EBIT, 63.1% to pretax income, 63.5% to net income and 65.5% to net income based on publicly available estimates of the pro forma combined entity. Utilizing the PPD Projections and the Adjusted APBI Projections, Furman Selz observed that for the actual year ended December 31, 1995, APBI would have contributed 82.7% to net revenue, 74.7% to gross profit, 75.7% to EBITDA, 57.9% to EBIT, 39.6% to pretax income and 40.1% to net income of the pro forma combined entity. For the projected year ending December 31, 1996, APBI would contribute 74.6% to net revenue, 68.0% to gross profit, 68.6% to EBITDA, 63.2% to EBIT, 59.9% to pretax income, 60.3% to net income and 64.0% to net income based on publicly available estimates of the pro forma combined entity. For the projected year ending December 31, 1997, APBI would contribute 72.4% to net revenue, 66.0% to gross profit, 67.3% to EBITDA, 61.7% to EBIT, 59.1% to pretax income, 59.5% to net income and 65.5% to net income based on publicly available estimates of the pro forma combined entity. The results of the contribution analysis are not necessarily indicative of what the actual contributions of the respective businesses to the combined entity will be in the future.

     Separately, Furman Selz noted that, based on the PPD Projections, the APBI Projections and the Adjusted APBI Projections, and utilizing exchange ratios for APBI based either on PPD's stock price as of June 14, 1996 or based on the maximum Exchange Ratio, 0.4054, the Merger would be accretive under each scenario, on an average EPS basis (excluding any transaction costs associated with the Merger), in the years ending 1996 and 1997, before any post-Merger savings or revenue enhancements, to PPD shareholders.

     Other Factors and Comparative Analyses

     In rendering its opinion, Furman Selz considered certain other factors and conducted certain other comparative analyses, including, among other things (i) the businesses and operations of PPD and APBI and the industries in which they operate, (ii) PPD's and APBI's historical operating results, (iii) the PPD Projections, the APBI Projections, the Adjusted APBI Projections, Combined Company Analysis 1, Combined Company Analysis 2, Combined Company Analysis 3 and Combined Company Analysis 4, (iv) the current and historical stock price performance of PPD and APBI, and (v) other factors it deemed relevant.

     Fees and Expenses

     On March 12, 1996, PPD entered into a letter agreement with Furman Selz pursuant to which Furman Selz was engaged by PPD to render a written opinion to the Board of Directors of PPD as to the fairness, from a financial point of view, to PPD of the Merger Consideration to be paid to APBI's stockholders. Under this letter agreement, PPD agreed to pay Furman Selz a retainer fee of $25,000 payable as of the date of such agreement, a fee of $750,000 payable upon delivery by Furman Selz of the opinion described above and a fee equal to 0.8% of the aggregate merger consideration (net of the $25,000 and $750,000 referred to above). In addition to the foregoing compensation, PPD agreed to reimburse Furman Selz for its out-of-pocket expenses (including legal fees and disbursements) not to exceed $75,000 in connection with its services and to indemnify Furman Selz against certain liabilities and expenses arising out of or in connection with Furman Selz' engagement.

     Furman Selz is a nationally recognized investment banking firm and was selected by PPD based on Furman Selz' experience and expertise. Furman Selz regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of Furman Selz' business, it may actively trade in the equity securities of PPD and APBI for its own account and for accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Furman Selz has provided investment banking services to PPD in the past, including acting as a managing underwriter for PPD's initial public offering in January 1996. In addition, Furman Selz' research department has, from time to time, issued research reports regarding PPD.

  Opinion of Lehman Brothers

     APBI engaged Lehman Brothers to act as its financial advisor in connection with the Merger and to render its opinion with respect to the fairness, from a financial point of view, to the stockholders of APBI of the consideration to be offered to such stockholders in the Merger.


     At the meeting of the APBI Board on June 20, 1996, at which the APBI Board approved the Merger Agreement, Lehman Brothers delivered its opinion to the effect that, as of June 20, 1996, and based upon and subject to certain matters as stated in its written opinion, the consideration to be offered to the stockholders of APBI pursuant to the Merger is fair, from a financial point of view, to such stockholders. At the meeting of the APBI Board on August 14, 1996, at which the APBI Board reviewed the recommendation that it would make to the APBI stockholders with respect to the proposed Merger, Lehman Brothers updated its opinion.



     The full text of Lehman Brothers' updated opinion, dated as of August 14, 1996, is attached as Annex C to this Proxy Statement (the "Lehman Opinion") and sets forth assumptions made, matters considered and limitations of review undertaken. The summary of the Lehman Opinion set forth in this Proxy Statement is qualified in its entirety by reference to the full text of the Lehman Opinion.


     No limitations were imposed by APBI on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering the Lehman Opinion. In preparing the Lehman Opinion, Lehman Brothers did not ascribe a specific range of values to APBI, but rather made its determination as to the fairness, from a financial point of view, of the consideration to be offered to the stockholders of APBI in the Merger, on the basis of the financial and comparative analyses described below. The Lehman Opinion is for the use and benefit of the APBI Board and was rendered to the APBI Board in connection with its consideration of the Merger. The Lehman Opinion is not intended to be and does not constitute a recommendation to any stockholder of APBI as to how such stockholder should vote with respect to the Merger. Lehman Brothers was not requested to opine as to, and the Lehman Opinion does not in any matter address, APBI's underlying business decision to proceed with or effect the Merger.


     In preparing the Lehman Opinion, Lehman Brothers reviewed and analyzed: (i) the Merger Agreement and the specific terms of the Merger and the Joint Proxy Statement and Prospectus, as filed with the Securities and Exchange Commission on July 16, 1996; (ii) publicly available information concerning APBI and PPD which Lehman Brothers believed to be relevant to its inquiry, including without limitation APBI's Form 10-K for the year ended December 31, 1995 and Form 10-Q for the quarter ended June 30, 1996, and PPD's Form 10-K for the year ended December 31, 1995 and Form 10-Q for the quarter ended June 30, 1996; (iii) financial and operating information with respect to the business, operations and prospects of APBI, including such information as to Pharmaco, ENVIRON and CCCR as separate operating businesses, furnished to Lehman Brothers by APBI; (iv) financial and operating information with respect to the business, operations and prospects of PPD furnished to Lehman Brothers by PPD; (v) a trading history of APBI Common Stock since its initial public offering in March 1987, and of PPD Common Stock since its initial public offering in January 1996, and a comparison of such trading histories with those of other companies that Lehman Brothers deemed relevant; (vi) a comparison of the historical financial results and present financial condition of APBI and PPD with those of other companies that Lehman Brothers deemed relevant; (vii) third party research analysts' quarterly and annual earnings estimates for APBI and PPD; (viii) the potential pro forma financial effects of the Merger; and (ix) a comparison of the financial terms of the Merger with the terms of certain other recent transactions that Lehman Brothers deemed relevant. In addition, Lehman Brothers had discussions with the respective managements of APBI, including the managements of Pharmaco, ENVIRON and CCCR, as well as PPD, concerning their respective businesses, operations, assets, financial conditions and prospects and the potential cost savings, operating synergies and other strategic benefits expected to result from a combination of the businesses of APBI and PPD, and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate for the purposes of arriving at the Lehman Opinion.


     In preparing the Lehman Opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and further relied upon the assurances of the management of APBI that they were not aware of any facts that would make such information inaccurate or misleading. With respect to the financial forecasts of APBI, upon advice of APBI, Lehman Brothers assumed that such forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of APBI as to the future financial performance of APBI and Lehman Brothers relied upon such forecasts in preparing the Lehman Opinion. With respect to the financial forecasts of PPD, Lehman Brothers assumed that such forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of PPD as to the future financial performance of PPD and that PPD will perform in accordance with such forecasts. In preparing the Lehman Opinion, Lehman Brothers did not make or obtain any evaluations or appraisals of the assets or liabilities of APBI or PPD and, with APBI's consent, Lehman Brothers did not solicit indications of interest from third parties with respect to all or a part of APBI's business. Upon the advice of APBI and its legal and accounting advisors, Lehman Brothers assumed the Merger will qualify (i) for pooling of interests accounting treatment and (ii) as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and therefore, as a tax-free transaction to the stockholders of APBI. The Lehman Opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the Lehman Opinion.


     In connection with its presentation to the APBI Board on August 14, 1996 and in preparation and delivery to the APBI Board of the Lehman Opinion, Lehman Brothers performed certain financial and comparative analyses, as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and therefore such an opinion is not readily susceptible to summary description. Furthermore, in preparing the Lehman Opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portions of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Lehman Opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of APBI. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.


     Analyses Relating to APBI


     Comparable Company Analysis. Lehman Brothers compared selected financial data for APBI, Pharmaco and ENVIRON with similar, publicly available data for selected publicly traded companies engaged in businesses considered by Lehman Brothers to be generally comparable to Pharmaco and ENVIRON, respectively. Specifically, with respect to Pharmaco, Lehman Brothers included in its review ClinTrials Research Inc., PAREXEL International Corporation and Quintiles Transnational Corp. (the "Pharmaco Comparable Universe"); and with respect to ENVIRON, Lehman Brothers included in its review Dames & Moore, Inc., EA Engineering, Science and Technology, Inc., EMCON, Fluor Daniel GTI, Inc., Harding Lawson Associates Group, Inc., Roy F. Weston, Inc. and TRC Companies, Inc. (the "ENVIRON Comparable Universe"). For each company in the Pharmaco Comparable Universe and the ENVIRON Comparable Universe, Lehman Brothers calculated the current market price per share of common stock as multiples of the latest twelve months ("LTM") earnings per share ("EPS"), estimated calendar 1996 EPS and estimated calendar 1997 EPS as published by First Call Corporation, as well as the ratio of the multiple of the current market price per share of common stock to estimated calendar 1996 EPS to the five-year projected EPS growth rate as published by Zack's. Lehman Brothers also calculated multiples of market value plus net debt to (i) LTM revenues, (ii) LTM operating profit and
(iii) LTM operating cash flow (i.e., operating profit plus depreciation and amortization). Lehman Brothers compared these multiples with equivalent multiples for APBI. Lehman Brothers observed for the Pharmaco Comparable Universe, that, as of August 9, 1996, the multiples of market value plus net debt to LTM revenues ranged from 3.8x to 8.6x; that the multiples of market value plus net debt to LTM operating profit ranged from 54.1x to 84.9x; that the multiples of market value plus net debt to LTM operating cash flow ranged from 38.9x to 57.6x; that the multiples of the current stock price to LTM EPS ranged from 75.9x to 115.5x; that the multiples of the current stock price to estimated calendar 1996 EPS ranged from 59.5x to 85.6x; that the multiples of the current stock price to estimated calendar 1997 EPS ranged from 44.9x to 63.1x; and that the ratios of the multiples of the current market price per share of common stock to estimated calendar 1996 EPS to five-year projected EPS growth rates ranged from 2.0x to 2.5x. Lehman Brothers observed for the ENVIRON Comparable Universe, that, as of August 9, 1996, the multiples of market value plus net debt to LTM revenues ranged from 0.1x to 0.7x; that the multiples of market value plus net debt to LTM operating profit ranged from 3.4x to 34.2x; that the multiples of market value plus net debt to LTM operating cash flow ranged from 2.0x to 9.8x; that the multiples of the current stock price to estimated calendar 1996 EPS ranged from 11.1x to 90.0x; that the multiples of the current stock price to estimated calendar 1997 EPS ranged from 8.2x to 23.1x; and that the ratios of the multiples of the current market price per share of common stock to estimated calendar 1996 EPS to five-year projected EPS growth rates ranged from 0.85x to 1.73x. Lehman Brothers observed that for a range of prices per common share of APBI, including the closing price of $8.50 as of June 17, 1996 (as presented at the June 20, 1996 meeting of the APBI Board immediately prior to the public announcement of the Merger) and, assuming application of the exchange ratio as specified in the Merger Agreement, at selected values chosen based on the exchange ratio provisions set forth in the Merger Agreement for the Average PPD Stock Price of $30.00 per share, $37.00 per share, $40.00 per share and $48.00 per share, the implied (i) multiples of market value plus net debt to estimated calendar 1996 revenues, (ii) multiples of market value plus net debt to estimated calendar 1996 operating profit, (iii) multiples of the stock price to estimated calendar 1996 EPS and (iv) multiples of the stock price to estimated calendar 1997 EPS for APBI were 1.4x, 18.7x, 34.0x and 18.9x at $8.50 per share; 2.3x, 36.3x,
48.6x and 27.0x at an Average PPD Stock Price of $30.00 per share; 2.9x, 45.3x, 60.0x and 33.3x at an Average PPD Stock Price of $37.00 per share; 2.9x, 45.3x, 60.0x and 33.3x at an Average PPD Stock Price of $40.00 per share and 2.9x, 45.3x, 60.0x and 33.3x at an Average PPD Stock Price of $48.00 per share. Because of the inherent differences between the businesses, operations and prospects of APBI, Pharmaco and ENVIRON and the businesses, operations and prospects of the companies in the Pharmaco Comparable Universe and the ENVIRON Comparable Universe, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of these analyses, and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of APBI, Pharmaco and ENVIRON and the companies in the Pharmaco Comparable Universe and the ENVIRON Comparable Universe which would affect the values of APBI, Pharmaco and ENVIRON and the companies included in the Pharmaco Comparable Universe and the ENVIRON Comparable Universe.



     Comparable Transaction Analysis. In its valuation of Pharmaco, Lehman Brothers compared selected financial and operating data of certain companies that had engaged in mergers or acquisitions in the CRO industry and which Lehman Brothers considered relevant, with financial and operating data of Pharmaco. The transaction Lehman Brothers considered relevant was Quintiles Transnational Corp./BRI International Inc. (the "Pharmaco Comparable Transaction"). Using the same methodology as in the Comparable Company Analysis described above, Lehman Brothers calculated a multiple of LTM revenues for the Pharmaco Comparable Transaction. Lehman Brothers observed for the Pharmaco Comparable Transaction, that the multiple of market value plus net debt to LTM revenues was 3.0x. In its valuation of ENVIRON, Lehman Brothers compared selected financial and operating data of certain companies that had engaged in mergers or acquisitions in the environmental consulting industry and which Lehman Brothers considered relevant, with financial and operating data of ENVIRON. The transactions Lehman Brothers considered relevant were Heidemej Holding, NV/Geraghty & Miller, Inc., TRC Companies, Inc./Environmental Solutions, Inc., Earth Technology Corp. USA/Summit Environmental Group, Inc., Earth Technology Corp. USA/HazWaste Industries, Inc., Foster Wheeler, Inc./Ensearch Environmental Corp., Dames & Moore, Inc./O'Brien-Kreitzberg & Associates, Inc., Dames & Moore, Inc./Walk Haydel & Associates, Inc., OHM Corp./Rust International, Tetra Tech Inc./PRC Environmental Management, Tyco International Ltd./Earth Technology Corp. USA and Fluor Daniel/Groundwater Technology (the "ENVIRON Comparable Transactions").

Using the same methodology as in the Comparable Company Analysis described above, Lehman Brothers calculated multiples of LTM revenues, LTM operating profit and LTM net income for the ENVIRON Comparable Transactions. Lehman Brothers observed for the ENVIRON Comparable Transactions, that the multiples of market value plus net debt to LTM revenues ranged from 0.3x to 1.5x; that the multiples of market value plus net debt to LTM operating profit ranged from 8.5x to 26.9x; and that the multiples of market value to LTM net income ranged from 14.8x to 27.1x. Lehman Brothers observed that for a range of prices per common share of APBI, including the closing price of $8.50 as of June 17, 1996 (as presented at the June 20, 1996 meeting of the APBI Board immediately prior to the public announcement of the Merger) and, assuming application of the exchange ratio as specified in the Merger Agreement, at selected values chosen based on the exchange ratio provisions set forth in the Merger Agreement for the Average PPD Stock Price of $30.00 per share, $37.00 per share, $40.00 per share and $48.00 per share, the implied (i) multiples of market value plus net debt to estimated calendar 1996 revenues, (ii) multiples of market value plus net debt to estimated calendar 1996 operating profit, (iii) multiples of the stock price to estimated calendar 1996 EPS and (iv) multiples of the stock price to estimated calendar 1997 EPS for APBI were 1.4x, 18.7x, 34.0x and 18.9x at $8.50 per share; 2.3x, 36.3x, 48.6x and 27.0x at an Average PPD Stock Price of $30.00 per share; 2.9x, 45.3x, 60.0x and 33.3x at an Average PPD Stock Price of $37.00 per share; 2.9x, 45.3x, 60.0x and 33.3x at an Average PPD Stock Price of $40.00 per share; 2.9x, 45.3x, 60.0x and 33.3x at an Average PPD Stock Price of $48.00 per share. Because the reasons for and the circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the business, operations and prospects of Pharmaco and ENVIRON and the businesses, operations and prospects of the selected acquired companies analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, and accordingly also made qualitative judgments concerning differences between the characteristics of these transactions and the Merger that would affect the value of Pharmaco and ENVIRON and such acquired companies.



     Discounted Cash Flow Analysis. Lehman Brothers presented the present value of the future streams of after-tax cash flows that Pharmaco and ENVIRON could be expected to produce in the future. The analysis utilized financial projections as provided to Lehman Brothers by APBI's management for Pharmaco and ENVIRON. After-tax cashflows were calculated as the after-tax earnings plus amortization and depreciation less net changes in non-cash working capital and capital expenditures. Lehman Brothers calculated terminal values for Pharmaco and ENVIRON by applying to projected pro forma net income a range of multiples chosen based on an analysis of the trading multiples of the companies in the Pharmaco Comparable Universe and the ENVIRON Comparable Universe, respectively, and on Lehman Brothers' general experience in mergers and acquisitions. The cash flow streams and terminal values were then discounted to present values using a range of discount rates, which were chosen based on several assumptions regarding factors such as the inflation rate, interest rates, the inherent business risk of Pharmaco and ENVIRON and the cost of capital. Based upon a range of annual rates of discount of 17.5% to 22.5% and a range of terminal multiples of pro forma net income for the year ending December 31, 2000 of 20.0x to 25.0x, the implied value for Pharmaco as of June 30, 1996 was in a range from approximately $192.6 million to approximately $287.8 million. Based upon a range of annual rates of discount of 17.5% to 20.0% and a range of terminal multiples of pro forma net income for the year ending December 31, 2000 of 13.0x to 17.0x, the implied value for ENVIRON as of June 30, 1996 was in a range from approximately $48.8 million to approximately $64.9 million. On a combined basis, the valuations of Pharmaco and ENVIRON as so computed were in a range from approximately $241.4 million to approximately $352.7 million. Lehman Brothers observed that the combined value of Pharmaco and ENVIRON represented substantially all of the value of APBI and that the total transaction values implied by the Merger for a range of selected values chosen based on the exchange rate provisions set forth in the Merger Agreement for the Average PPD Stock Price were approximately $370.9 million for an Average PPD Stock Price of $30.00 per share, approximately $465.6 million for an Average PPD Stock Price of $37.00 per share, approximately $465.6 million for an Average PPD Stock Price of $40.00 per share and approximately $465.6 million for an Average PPD Stock Price of $48.00 per share.



     Premiums Paid Analysis. Lehman Brothers compared the implied transaction value per share of APBI stock for a range of values for the Average PPD Stock Price from $30.00 per share to $48.00 per share with the closing price of APBI Common Stock of $8.50 per share on June 17, 1996. Lehman Brothers noted that the implied transaction value per share for this range of Average PPD Stock Prices represented a range of premiums of $3.66 per share to $6.50 per share, or, expressed as a percentage, a range of 43.1% to 76.5%. Lehman Brothers observed that for completed merger and acquisition transactions over the last two years with aggregate values greater than $300 million and less than $600 million, the average premium paid was 36.7% and the median premium paid was 23.8% based upon the stock price of the target company one day prior to announcement of the transaction.


     Analyses Relating to PPD


     Comparable Company Analysis. Lehman Brothers compared selected financial data for PPD with similar, publicly available data for selected publicly traded companies engaged in businesses considered by Lehman Brothers to be generally comparable to PPD. Specifically, Lehman Brothers included in its review ClinTrials Research Inc., PAREXEL International Corporation and Quintiles Transnational Corp. (the "PPD Comparable Universe"). For each company in the PPD Comparable Universe, Lehman Brothers calculated the current market price per share of common stock as multiples of LTM EPS, estimated calendar 1996 EPS and estimated calendar 1997 EPS as published by First Call Corporation, as well as the ratio of the multiple of the current market price per share of common stock to estimated calendar 1996 EPS to the five-year projected EPS growth rate as published by Zack's. Lehman Brothers also calculated multiples of market value plus net debt to (i) LTM revenues, (ii) LTM operating profit and (iii) LTM operating cash flow. Lehman Brothers compared these multiples with equivalent multiples for PPD. Lehman Brothers observed for the PPD Comparable Universe, that the multiples of market value plus net debt to LTM revenues ranged from 3.8x to 8.6x; that the multiples of market value plus net debt to LTM operating profit ranged from 54.1x to 84.9x; that the multiples of market value plus net debt to LTM operating cash flow ranged from 38.9x to 57.6x; that the multiples of the current stock price to LTM EPS ranged from 75.9x to 115.5x; that the multiples of the current stock price to estimated calendar 1996 EPS ranged from 59.5x to 85.6x; that the multiples of the current stock price to estimated calendar 1997 EPS ranged from 44.9x to 63.1x; and that the ratios of the multiples of the current market price per share of common stock of estimated calendar 1996 EPS to five-year projected EPS growth rates ranged from 2.0x to 2.5x. Lehman Brothers observed that, based upon the closing price per common share of PPD of $30.50 as of August 9, 1996 that PPD's multiple of market value plus net debt to LTM revenues was 6.1x; that PPD's multiple of market value plus net debt to LTM operating profit was 62.1x; that PPD's multiple of market value plus net debt to LTM operating cash flow was 44.2x; that PPD's multiple of the current stock price to LTM EPS was 84.5x; that PPD's multiple of the current stock price to estimated calendar 1996 EPS was 58.7x; that PPD's multiple of the current stock price to estimated calendar 1997 EPS was 42.4x; and that PPD's ratio of the multiple of the current market price per share of PPD Common Stock of estimated calendar 1996 EPS to five-year projected EPS growth rate was 1.8x. Because of the inherent differences between the business, operations and prospects of PPD and the businesses, operations and prospects of the companies in the PPD Comparable Universe, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of PPD and the companies in the PPD Comparable Universe which would affect the public trading values of PPD and the companies included in the PPD Comparable Universe.



     Comparable Transaction Analysis. In its valuation of PPD, Lehman Brothers compared selected financial and operating data of certain companies that had engaged in mergers or acquisitions in the CRO industry and which Lehman Brothers considered relevant, with financial and operating data of PPD. The transaction Lehman Brothers considered relevant was Quintiles Transnational Corp./BRI International Inc. (the "PPD Comparable Transaction"). Using the same methodology as in the Comparable Company Analysis described above, Lehman Brothers calculated a multiple of LTM revenues for the PPD Comparable Transaction. Lehman Brothers observed for the PPD Comparable Transaction, that the multiple of market value plus net debt to LTM revenues was 3.0x. Because the reasons for and the circumstances surrounding the transaction analyzed was specific to the transaction and because of the inherent differences between the business, operations and prospects of PPD and the business, operations and prospects of the selected acquired company analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative result of the analysis, and accordingly also made qualitative judgments concerning differences between the characteristics of the PPD Comparable Transaction and the Merger that would affect the public trading value of PPD and such acquired company.


     Discounted Cash Flow Analysis. Lehman Brothers calculated the present value of the future streams of after-tax cash flows that PPD could be expected to produce in the future. The analysis utilized financial projections as provided to Lehman Brothers by PPD's management for PPD. After-tax cash flows were calculated as the after-tax earnings plus amortization and depreciation less net changes in non-cash working capital and capital expenditures. Lehman Brothers calculated terminal values for PPD by applying to projected pro forma net income for the year ending December 31, 2000 a range of multiples based on an analysis of the trading multiples of the companies in the PPD Comparable Universe and on Lehman Brothers' general experience in mergers and acquisitions. The cash flow streams and terminal values were then discounted to present values using a range of discount rates, which were chosen based on several assumptions regarding factors such as the inflation rate, interest rates, the inherent business risk of PPD and the cost of capital. Based upon a range of annual rates of discount and a range of terminal multiples of pro forma net income for the year ending December 31, 2000, Lehman Brothers calculated a range of implied values for PPD as of June 30, 1996.

     Engagement of Lehman Brothers

     Lehman Brothers is an investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate, estate and other purposes. The APBI Board selected Lehman Brothers to act as its financial advisor because of its expertise, reputation and familiarity with the contract research organization industry and the environmental consulting industry in general and because its investment banking professionals have substantial experience in transactions similar to the Merger.

     Lehman Brothers has previously rendered certain financial advisory and investment banking services to APBI, for which Lehman Brothers received customary compensation. Pursuant to the terms of an engagement letter dated March 18, 1996, between APBI and Lehman Brothers (the "Engagement Letter"), APBI agreed to pay Lehman Brothers fees totaling $600,000 upon the issuance of the Lehman Opinion (which fees are to be credited against any fees that are payable if a transaction is consummated) and will pay to Lehman Brothers a fee in an amount equal to 0.8% of the aggregate value of the Merger in connection with the consummation of the transactions contemplated by the Merger Agreement. APBI has also agreed to reimburse Lehman Brothers for its reasonable out-of-pocket expenses (including professional fees and disbursements) not to exceed $50,000 and to indemnify Lehman Brothers against certain losses, claims, damages or liabilities arising out of or in connection with its engagement. Frederick Frank, Vice Chairman of Lehman Brothers, is a director of APBI.

     Lehman Brothers acted as lead manager of the initial public offering of Common Stock by PPD, which was completed in January 1996. In the ordinary course of its business, Lehman Brothers actively trades in the securities of APBI and PPD for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

THE MERGER AGREEMENT

     The statements and descriptions contained in this Proxy Statement with respect to the terms and conditions of the Merger Agreement are intended only as a general discussion of the Merger Agreement and are qualified in their entirety by reference to the detailed provisions set forth in the Merger Agreement attached hereto as Annex A. Each shareholder of PPD and stockholder of APBI is advised to read the Merger Agreement carefully.

  General


     The Merger Agreement provides that, subject to the approval and adoption thereof by the shareholders of PPD and the stockholders of APBI and the satisfaction of the other conditions set forth therein, Merger Sub will be merged with and into APBI and Merger Sub will cease to exist as a separate legal entity. At the time the Merger becomes effective, each share of APBI Common Stock will be converted into the right to receive shares of PPD Common Stock based upon a ratio (the "Exchange Ratio") computed as follows: (i) if the Average PPD Stock Price (as defined below) is equal to or less than $37.00, then the Exchange Ratio shall be equal to 0.4054; (ii) if the Average PPD Stock Price is greater than $37.00 and equal to or less than $48.00, then the Exchange Ratio shall be equal to the quotient of $15.00 divided by the Average PPD Stock Price; and (iii) if the Average PPD Stock Price is greater than $48.00, then the Exchange Ratio shall be equal to the quotient of (x) divided by (y), where (x) is $15.00 and where (y) is the Average PPD Stock Price less the product of 0.5 and the difference between the Average PPD Stock Price and $48.00. No fractional shares of PPD Common Stock will be issued but, in lieu thereof, each holder of APBI Common Stock, the conversion of whose shares results in a fractional share of PPD Common Stock, shall receive from PPD an amount of cash (rounded to the nearest whole cent) equal to the product of such fraction multiplied by the Average PPD Stock Price. The "Average PPD Stock Price" means the average of the last sale prices of a share of PPD Common Stock for the 10 most recent days that PPD Common Stock has traded ending on the day which is five days immediately prior to the effective date of the Merger, as reported on the Nasdaq National Market, rounded to the nearest cent. The average of the last sale prices of a share of PPD Common Stock for the 10 most recent trading days ended August 19, 1996 was $30.09. In the event that, as of immediately prior to the closing of the Merger, it appears that the Average PPD Stock Price will be less than $30.00, the Boards of Directors of PPD and APBI will consider, in light of the circumstances at that time, whether or not to exercise their respective rights to terminate the Merger Agreement. It is anticipated that as a result of the Merger, the former stockholders of APBI will own a majority of the outstanding stock of PPD.


  Effective Time of the Merger

     It is the intention of the parties to consummate the Merger as soon as possible following adoption and approval of the Merger Agreement by the shareholders of PPD and APBI and satisfaction of all conditions (or, to the extent permitted, waiver thereof) to the parties' respective obligations to consummate the Merger. The Merger will become effective when Articles of Merger and any other necessary documents are filed with the Secretaries of State of the States of Delaware and North Carolina (the "Effective Time").

  Exchange of Shares

     At the Effective Time, each then outstanding share of APBI Common Stock will be converted into shares of PPD Common Stock based upon the Exchange Ratio.

     After the Effective Time, each holder of one or more certificates that represent shares of APBI Common Stock prior to the Effective Time will be requested to surrender such stock certificate(s), together with a duly executed letter of transmittal, to Wachovia Bank of North Carolina, N.A., as exchange agent for the Merger (the "Exchange Agent"), in order to receive a new certificate representing the number of whole shares of PPD Common Stock into which such APBI Common Stock was converted in the Merger, along with a check in lieu of any fractional shares of PPD Common Stock. From and after the Effective Time of the Merger, until so surrendered, each certificate that theretofore represented shares of APBI Common Stock will be deemed for all purposes to evidence the right to receive the number of whole shares of PPD Common Stock into which such shares of APBI Common Stock were converted in the Merger, plus cash in lieu of any fractional share of PPD Common Stock. Promptly following the Effective Time, persons who owned APBI Common Stock of record immediately prior to the Effective Time will be sent detailed instructions concerning procedures to be followed for the submission of their stock certificates to the Exchange Agent. APBI STOCKHOLDERS ARE REQUESTED NOT TO SURRENDER THEIR CERTIFICATES OF APBI COMMON STOCK UNTIL THEY RECEIVE SUCH A LETTER OF TRANSMITTAL.

     At and after the Effective Time, there will be no transfers on the books of APBI of shares of APBI Common Stock that were outstanding immediately prior to the Effective Time.

  Treatment of Stock Options and Employee Stock Purchase Plan


     Pursuant to the Merger Agreement, APBI has agreed not to make, except in the ordinary course of business consistent with past practice, any additional grants or awards of options to purchase stock of APBI under its stock plans, including its Employee Stock Purchase Plan. PPD has agreed that in the case of unexpired options granted under or outside of the APBI Stock Program (other than out-of-the-money options), the holder will receive from PPD either substitute options to purchase PPD Common Stock or an amount equal to the excess of the highest market price for APBI Common Stock on the day, or the earliest prior date on which a price has been established for trading purposes, preceding the Merger (the "Measurement Date"), over the purchase price of each share of APBI Common Stock covered by the option. Such amount shall be payable in shares of PPD Common Stock valued on the basis of PPD's closing trading price on the day immediately preceding the Merger. As required by the APBI Stock Program, each optionholder may elect to receive either substitute options or shares of PPD Common Stock. For unexpired options for which the highest market price for APBI Common Stock on the Measurement Date does not exceed the purchase price of the share of APBI Common Stock covered by the option, the holder will receive from PPD substituted options to purchase PPD Common Stock under PPD's 1995 Equity Compensation Plan, so that optionees shall receive for each option representing the right to purchase one share of APBI Common Stock, the right to purchase a fractional number of shares of PPD Common Stock equal to the Exchange Ratio. The exercise price per share of each substitute option will be equal to the exercise price per share at which APBI Common Stock was purchasable under the prior Option divided by the Exchange Ratio. As of June 30, 1996, there were outstanding options to purchase 2,790,125 shares of APBI Common Stock at a weighted average exercise price of $7.29 per share.


     PPD will also assume the APBI Employee Stock Purchase Plan and each outstanding subscription to purchase shares of APBI Common Stock thereunder. Each assumed APBI purchase right will be exercisable for that number of whole shares of PPD Common Stock equal to the product of the number of shares of APBI Common Stock purchasable under the APBI purchase right immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the nearest whole number of shares of PPD Common Stock. The purchase price payable per share of PPD Common Stock under the assumed right will be equal to 85% of the lower of
(i) the fair market value per share of the APBI Common Stock on the date the APBI purchase right was granted, divided by the Exchange Ratio and rounded up to the nearest whole cent, or (ii) the fair market value per share of PPD Common Stock on the date such right is exercised.

     Pursuant to the Merger Agreement, PPD has agreed to file a registration statement covering the shares of PPD Common Stock issued in exchange for APBI options and issuable upon exercise of any PPD options substituted for APBI options, and to use its best efforts to cause such shares to be registered under the Securities Act and to maintain such registration in effect until the exercise or termination of the APBI options.

  Certain Covenants

     Prior to the Effective Time, PPD and APBI are required by the Merger Agreement to conduct their business only in the ordinary course consistent with past practice, to use reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep the services of their present officers and key employees. In addition, except for certain pre-approved transactions, each party has agreed that, without the consent of the other party, prior to the Effective Time, among other actions (a) it will not adopt or propose any change in its Articles of Incorporation or Bylaws; (b) it will not, and will not permit any of its subsidiaries to, merge or consolidate with any other person or acquire a material amount of assets of any other person; (c) it will not, and will not permit any subsidiary to, sell, lease, license or otherwise dispose of any material assets or property except in the ordinary course consistent with past practice; (d) it will not declare, set aside or pay dividends or other distributions with respect to any shares of its capital stock or make any repurchase, redemption or other acquisition of any outstanding shares of its capital stock or other securities; (e) it will not amend any material term of any of its outstanding securities; (f) except with respect to certain PPD acquisitions, it will not, nor will it permit any of its subsidiaries to, incur, assume or guarantee any indebtedness for borrowed money other than in the ordinary course of its business and in amounts and on terms consistent with past practices; (g) it will not, nor will it permit any of its subsidiaries to, grant any severance or termination pay to any director, officers or employee, subject to certain limited exceptions, including previously existing agreements; (h) it will not, nor will it permit any of its subsidiaries to, enter into, amend or modify in any material respect any material contract, other than in the ordinary course of business consistent with past practices; and (i) it will not, nor will it permit any of its subsidiaries to, take any action that to its knowledge would interfere with PPD's ability to account for the Merger as a pooling of interests.

     In addition, APBI has also agreed that it will not, directly or indirectly,
(a) take any action to solicit or initiate discussions concerning any Acquisition Proposal (as defined below) or (b) subject to any action taken by the Board of Directors of APBI in the exercise of its good faith judgment as to its fiduciary duties to the APBI stockholders, based upon the advice of counsel, engage in negotiations with, or furnish any nonpublic information relating to APBI and or its subsidiaries to, any person that may be considering making or has made, an Acquisition Proposal. "Acquisition Proposal" means any offer or proposal for a merger or other business combination involving APBI or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

  Conditions to Consummation of the Merger

     The obligations of PPD, Merger Sub and APBI to effect the Merger are subject to the fulfillment or waiver of a number of conditions, including the following conditions: (i) no "stop order" shall be in effect with respect to the Registration Statement of which this Proxy Statement forms a part and there shall be no proceeding instituted or threatened by the Commission or any state to suspend the effectiveness thereof; (ii) the holders of outstanding APBI Common Stock shall have approved the Merger Agreement; (iii) the holders of PPD Common Stock shall have approved the Merger Agreement; (iv) all necessary permits, authorizations, regulatory approvals and consents necessary for the consummation of the Merger shall have been received; (v) the tax opinion discussed below under the caption "The Merger -- Certain Federal Income Tax Consequences" shall have been delivered; (vi) the delivery by the independent public accountants to the parties of certain opinions related to the ability of PPD to account for the Merger as a pooling of interests; (vii) no material adverse effect shall have taken place with respect to PPD or APBI; and (viii) the Effective Time shall have occurred on or before December 31, 1996.

     The obligations of PPD and Merger Sub to effect the Merger are also subject to the fulfillment or waiver of certain additional conditions, including the following: (i) the material accuracy of the representations and warranties made by APBI in the Merger Agreement (except where the failure to be true and correct would not have a material adverse effect on APBI); (ii) the material compliance by APBI with all material covenants and agreements contained in the Merger Agreement required to be performed by it prior to the Effective Time; (iii) the absence of any action or proceeding that seeks to restrain, enjoin or otherwise prohibit the Merger; and (iv) the receipt of all permits, authorizations, regulatory approvals and consents from third parties necessary for consummation of the Merger.

     The obligation of APBI to consummate the Merger is also subject to the fulfillment or waiver of certain additional conditions, including the following:
(i) the material accuracy of the representations and warranties made by PPD and Merger Sub in the Merger Agreement (except where the failure to be true and correct would not have a material adverse effect on PPD); (ii) the material compliance by PPD and Merger Sub with all material covenants and agreements contained in the Merger Agreement required to be performed by them prior to the Effective Time; (iii) the absence of any action or proceeding that seeks to restrain, enjoin or otherwise prohibit the Merger; and (iv) the receipt of all permits, authorizations, regulatory approvals and consents from third parties necessary for consummation of the Merger.

  Amendment and Termination of the Merger Agreement

     The Merger Agreement may be amended at any time, whether before or after approval of the Merger Agreement by the PPD shareholders and APBI stockholders, by APBI, PPD and Merger Sub; provided, however, that, after any such approval, no amendment shall alter or change the amount or kind of consideration to be exchanged for APBI Common Stock, alter or change any term of PPD's Articles of Incorporation or adversely affect the rights of the APBI stockholders or PPD shareholders.

     The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval by the shareholders of PPD and the stockholders of APBI: (i) by the mutual written consent of PPD and APBI; (ii) by either party if the Merger is not consummated by December 31, 1996 (unless such party's failure to fulfill an obligation under the Merger Agreement has been a significant cause of such delay); (iii) by either PPD or APBI if any permanent injunction or other order of a court or other competent authority preventing consummation of the Merger shall have become final and nonappealable; (iv) by either party, in the event of a material breach by the other party of any representation, warranty or agreement contained in the Merger Agreement which has not been cured within 10 days of written notice thereof (and which breach would have a material adverse effect on the non-breaching party); (v) by either PPD or APBI, if the Board of Directors of APBI following receipt of an Acquisition Proposal in the exercise of its good faith judgment, after consultation with its legal counsel, withdraws its approval and recommendation of this Agreement and the transactions contemplated hereby after determining that to cause APBI to proceed with the transactions contemplated hereby would not be consistent with the Board of Directors' fiduciary duty to the stockholders of APBI; or (vi) by either PPD or APBI, if the Average PPD Stock Price is less than $30.00 per share.

     In the event that the Merger Agreement is terminated based upon a determination of APBI's Board of Directors to entertain or accept an Acquisition Proposal and APBI's Board of Directors accepts a written binding agreement with respect to such Acquisition Proposal either prior to or within two years after the termination of the Merger Agreement, then APBI shall be liable to PPD for a termination fee in the amount of $10,000,000 to be paid within 90 days after acceptance of such Acquisition Proposal. In the event PPD terminates the Merger Agreement or causes the termination of the Merger Agreement other than as expressly permitted by the Merger Agreement, and such termination does not constitute a willful breach, then PPD shall be liable to APBI for a termination fee in the amount of $10,000,000 to be paid within 90 days after such termination by PPD.

  Board of Directors and Management of PPD After the Merger

     The Merger Agreement provides that upon consummation of the Merger, PPD's Board of Directors shall consist of: Ernest Mario, Fredric N. Eshelman, John A. McNeill, Jr., Stuart Bondurant and four individuals to be designated by APBI. APBI has designated John D. Bryer, Kirby L. Cramer, Frederick Frank and Frank E. Loy (the "APBI Designees"), all of whom are currently either members of APBI's Board of Directors or senior management. Subsequent to the consummation of the Merger, if not previously agreed to by PPD and APBI, one additional outside director who has significant knowledge and experience regarding PPD's and APBI's existing and/or prospective businesses shall be appointed by PPD's then-existing Board.

     PPD currently has a staggered or classified Board of Directors of eight (8) members: Drs. Mario, Eshelman and Bondurant and John A. McNeill, Jr. (the "PPD Continuing Directors"), and four other individuals (the "PPD Non-Continuing Directors"). In order to facilitate the appointment of the APBI Designees to the PPD Board of Directors, each of the PPD Non-Continuing Directors has agreed to step down from the PPD Board as of the Effective Time of the Merger, with the APBI Designees then being appointed to fill such vacancies. Assuming that the proposal to amend PPD's Bylaws to provide for the annual election of its directors is approved, the APBI Designees would be elected to terms expiring at the 1997 Annual Meeting of Shareholders of PPD. See "The Merger
Transactions -- Approval of Amendment to PPD's Bylaws to Provide for the Annual Election of Directors". If the proposal to amend PPD's Bylaws to eliminate the classification of its Board of Directors is approved, the terms of the PPD Continuing Directors would expire at the 1997 Annual Meeting of Shareholders of PPD. The members of the Nominating Committee of the Board of Directors of PPD, to be formed after consummation of the Merger, are obligated under the terms of the Merger Agreement to use their reasonable best efforts consistent with their fiduciary duties to cause the PPD Continuing Directors and the APBI Designees to be nominated for election at the 1997 Annual Meeting of Shareholders of PPD.

     It is currently expected that the executive officers of PPD after consummation of the Merger will be Fredric N. Eshelman, Chief Executive Officer, and Rudy C. Howard, Chief Financial Officer, and that Ernest Mario will serve as non-executive Chairman of the Board of Directors. It is also currently expected that at and after the Merger, John D. Bryer will serve as chief operating officer of PPD's CRO operations and Joseph H. Highland will continue as ENVIRON Chief Executive Officer.


     The following table sets forth, as of June 30, 1996, certain information with respect to the persons who currently are or currently are expected to be the directors and officers of PPD following the Merger:

                                                                                  SERVED AS
                                                                                  OFFICER OR
                                                          CURRENT                DIRECTOR OF
                                                       POSITION WITH                PPD OR
                  NAME                 AGE              PPD OR APBI               APBI SINCE
    ---------------------------------  ---   ---------------------------------  --------------
    Ernest Mario, Ph.D...............  57    PPD Chairman of the Board of            1993
                                             Directors
    Fredric N. Eshelman, Pharm. D....  47    PPD Chief Executive Officer and         1990
                                             Director
    John A. McNeill, Jr..............  46    PPD Director                            1989
    Stuart Bondurant, M.D............  66    PPD Director                            1994
    John D. Bryer....................  62    Pharmaco President and Chief            1994
                                             Executive Officer
    Kirby L. Cramer..................  59    APBI Director                           1995
    Frederick Frank..................  63    APBI Director                           1988
    Frank E. Loy.....................  67    APBI Director                           1991
    Peter J. Wise, M.D...............  62    PPD President and Chief Operating       1993
                                             Officer, Director(1)
    Terrence W. Mischler, Ph.D.......  56    PPD Senior Vice President of            1992
                                             Governmental and International
                                             Affairs
    Joshua S. Baker, Ph.D............  41    PPD Senior Vice President,              1994
                                             Operations
    Rudy C. Howard, CPA..............  38    PPD Chief Financial Officer, Vice       1995
                                             President Finance, Secretary and
                                             Treasurer
    Joseph H. Highland, Ph.D.........  51    ENVIRON Chief Executive Officer         1992

- ---------------
(1) Dr. Wise will not be a director after consummation of the Merger.

     Ernest Mario, Ph.D. has served as non-executive Chairman of the Board of Directors of PPD since July 1993. Dr. Mario also serves as Co-Chairman and Chief Executive Officer of ALZA Corporation, a pharmaceutical company, a position he has held since August 1993. Prior to joining PPD and ALZA Corporation, Dr. Mario served as Chief Executive of Glaxo Holdings plc, a pharmaceutical company, from 1989 to March 1993 and as Deputy Chairman of Glaxo Holdings plc from January 1992 to March 1993. Dr. Mario is also a director of COR Therapeutics Inc., a biotechnology company.

     Fredric N. Eshelman, Pharm.D. has served as Chief Executive Officer and a director of PPD since July 1990. Dr. Eshelman founded PPD's predecessor and served as its Chief Executive Officer until its sale to PPD in 1989. Prior to rejoining PPD in 1990, Dr. Eshelman served as Senior Vice President Development and as a director of Glaxo Inc., a subsidiary of Glaxo Holdings plc.

     John A. McNeill, Jr. has served as a director of PPD since its incorporation in 1989, served as PPD's President until July 1990 and as its Chairman of the Board until July 1993. Mr. McNeill currently serves as

Chairman and Chief Executive Officer of Liberty Commons Nursing Home, Inc., a nursing home facility, and of Liberty Medical Specialties, Inc., a supplier of home medical equipment and intravenous services. Mr. McNeill also serves as Chairman of Ballard Speech Language Associates, a speech, occupational and physical therapy company, and as President of J.A. McNeill & Sons Inc., an operator of an assisted living facility.

     Stuart Bondurant, M.D. has served as a director of PPD since October 1994. Dr. Bondurant currently serves as a Professor and Dean Emeritus of the School of Medicine at the University of North Carolina (Chapel Hill). Dr. Bondurant served as Director of Epidemiologic Studies at the New York Academy of Medicine from January 1995 until March 1996. Prior to that, Dr. Bondurant had served as Professor of Medicine and Dean of the School of Medicine at the University of North Carolina (Chapel Hill) since 1979.

     John D. Bryer served, from 1988 to 1994, as the President of Lexis Pharmaceuticals Inc. From 1985 to 1988, Mr. Bryer was the President of Ivy Laboratories, Inc. Mr. Bryer served as Area Director and a member of the Board of Boots International Limited from 1982 through 1984 and was the Chief Executive Officer and a member of the Board of Boots Pharmaceuticals, Inc. (a wholly owned subsidiary of Boots Plc) from 1976 through 1982. Mr. Bryer joined Pharmaco in June 1994 and in February 1995 he was appointed President and Chief Executive Officer of Pharmaco International Inc. Mr. Bryer holds a business degree from Manchester University.

     Kirby L. Cramer has served as a member of the Board of Directors of APBI since December 1995. Mr. Cramer is the Chairman Emeritus of Hazleton Laboratories Corporation, a contract biological and chemical research laboratory, which was acquired by Corning Incorporated in 1987. He is Chairman of the Board of Northwestern Trust Company and also President of Keystone Capital Company, an investment company. Mr. Cramer received his Bachelor of Arts degree from Northwestern University and Master of Business Administration degree from the University of Washington and is a graduate of the Harvard Business School's Advanced Management Program. In 1988, he received an honorary Doctor of Laws degree from James Madison University. Mr. Cramer is a member of the University of Washington Foundation and also is Chairman of the Advisory Board of the University of Washington School of Business Administration. He is the past President and Trustee Emeritus of the Darden School Foundation of the University of Virginia. Mr. Cramer is a member of the Boards of Directors of Northwestern Trust Company, Immunex Corporation, Unilab Corporation, The Commerce Bank of Washington, N.A., Landec Corporation, Advanced Technology Laboratories and International Technology Corp.

     Frederick Frank has served as a director of APBI since 1988. Mr. Frank has been an investment banker with Lehman Brothers since 1969, and is currently Vice Chairman of the firm. Previously, Mr. Frank served as a Managing Director of Lehman Brothers from 1972 to 1993, and as Senior Managing Director from 1993 to 1995. Mr. Frank also serves on the Boards of Directors of R.P. Scherer Corporation, Diagnostic Products and Physicians' Computer Network Inc. Mr. Frank received his Master of Business Administration from Stanford University in 1958.

     Frank E. Loy has served as a director of APBI since 1991. Mr. Loy is currently the Chairman of the Board of Directors of the League of Conservation Voters. Mr. Loy served as President of the German Marshall Fund of the United States from 1981 to 1995. Previously, he served as Director of the Bureau of Refugee Programs and as Deputy Assistant Secretary for Economic Affairs of the United States Department of State, as President and Chief Operating Officer of the Penn Central Corporation and the Pennsylvania Company, and as Senior Vice President of Pan American Airways.

     Peter J. Wise, M.D. has served as President and Chief Operating Officer and a director of PPD since October 1993. Prior to joining PPD, Dr. Wise held various executive positions at Glaxo Inc., most recently as Senior Vice President Medical Operations, a position he had held since 1988.

     Terrence W. Mischler, Ph.D. has served as Senior Vice President of Governmental and International Affairs of PPD since November 1995. Prior to holding this position, Dr. Mischler had been Senior Vice President, Clinical Operations of PPD since October 1992. Prior to joining PPD, Dr. Mischler held various executive positions at SmithKline Beecham Pharmaceuticals, Inc., a pharmaceutical company, most recently as Vice President, Clinical Management Services, a position he had held since March 1990.

     Joshua S. Baker, Ph.D. has served as Senior Vice President, Operations of PPD since November 1995. Prior to holding this position, Dr. Baker had served as Vice President, Biostatistics & Data Management of PPD since May 1994. Prior to joining PPD, Dr. Baker had served as Director of Biostatistics of Glaxo Research Institute, the research and development division of Glaxo Inc., a position he had held since September 1987.

     Rudy C. Howard has served as Chief Financial Officer, Vice President Finance, Secretary and Treasurer of PPD since October 1995. Prior to joining PPD, Mr. Howard had worked with Coopers & Lybrand L.L.P., an accounting firm, since 1990 and had been a partner at Coopers & Lybrand L.L.P. since 1993.

     Joseph H. Highland co-founded ENVIRON in 1982. He is currently the Chief Executive Officer of ENVIRON and has served as such since February 1992. Dr. Highland also served as a director of APBI from 1990 to 1995. Dr. Highland, who holds a Ph.D. in Biochemistry from the University of Minnesota's School of Medicine, served as co-director of the Hazardous Waste Research Program at Princeton University before joining ENVIRON.

  Indemnification

     If the Merger is consummated, PPD has agreed that, for a period of six years after the Effective Time, both PPD and APBI will indemnify each former or current employee, agent, officer or director of APBI or any of its subsidiaries in respect to claims arising from or in respect to their acts or omissions on or prior to the Effective Time (including claims arising out of or in connection with the Merger). PPD has also agreed for a period of three years after the Effective Time to pay for and maintain in effect $10,000,000 of directors' and officers' "tail" liability insurance coverage in favor of former or current APBI officers and employees with respect to claims arising from facts or events which occurred on or before the Effective Time.

  Expenses

     Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense, except that, in the event the Merger shall not be consummated for any reason or if this Agreement shall be terminated for any reason other than pursuant to a PPD breach or failure of PPD shareholders to approve the Merger, expenses incurred in connection with printing this Proxy Statement, registration and filing fees incurred in connection with this Registration Statement and the listing of additional shares of PPD Common Stock on Nasdaq, fees in connection with any pooling letters, and fees, costs and expenses associated with compliance with applicable state securities laws in connection with the Merger shall be shared equally by APBI and PPD.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a general discussion of the principal federal income tax consequences of the Merger. This discussion does not purport to address all aspects of federal income taxation that may be relevant to particular APBI stockholders and may not be applicable to APBI stockholders who are not citizens or residents of the United States, or who will acquire their PPD Common Stock pursuant to the exercise or termination of employee stock options or otherwise as compensation, nor does the discussion address the effect of any applicable foreign, state, local or other tax laws. Thus, APBI stockholders are urged to consult their own tax advisors as to the particular tax consequences to them of the Merger under federal, state, local, foreign or other applicable law. Taxpayers, such as charitable remainder or lead trusts, taxable trusts, S Corporations, qualified plans and trusts under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), Individual Retirement Plans under
Section 408 of the Code, foreign citizens, and private foundations, are specially cautioned to consult their tax advisors prior to approving the Merger.

     This discussion is based upon existing provisions of the Code, existing Treasury Regulations, published interpretations and rulings of the Internal Revenue Service (the "IRS"), and court decisions in effect as of the date of this Proxy Statement, all of which are subject to change, retroactively or prospectively, or possibly differing interpretations. This discussion is also based upon certain assumptions described below.

     As a condition to the consummation of the Merger, APBI is to receive certain opinions from its counsel, Shaw, Pittman, Potts & Trowbridge, to the effect that:

          (i) the Merger will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code;

          (ii) no gain or loss will be recognized by PPD, APBI, or Merger Sub as a result of the Merger;

          (iii) no gain or loss will be recognized by the holders of APBI Common Stock upon their receipt of PPD Common Stock in exchange for their APBI Common Stock, except with respect to the cash received in lieu of fractional shares of PPD Common Stock;

          (iv) the tax basis of the shares of PPD Common Stock received by the holders of APBI Common Stock will be the same as the tax basis of their APBI Common Stock exchanged therefore (reduced by an amount allocable to fractional share interests for which cash is received);

          (v) the holding period of the PPD Common Stock in the hands of the holders of APBI Common Stock will include the holding period of their APBI Common Stock (provided that the APBI stockholders held their shares of APBI Common Stock as capital assets within the meaning of Section 1221 of the Code immediately prior to the Effective Time); and

          (vi) each APBI stockholder receiving cash in lieu of a fractional share interest in PPD generally should be treated as if such stockholder actually received such fractional share interest and such interest was subsequently redeemed by PPD. This redemption generally should result in either (i) capital gain or loss measured by the difference between the amount of cash received and the portion of the stockholder's basis in his APBI Common Stock allocable to the fractional PPD Common Stock deemed redeemed or (ii) a dividend in an amount equal to the amount of cash received, depending, among other things, on the stockholder's percentage ownership of PPD, including ownership by attribution.

     The foregoing, including the opinions of Shaw, Pittman, Potts & Trowbridge, is conditioned upon the accuracy, as of the date hereof and as of the Effective Time, of certain assumptions, including, but not limited to the following: (i) the fair market value of the PPD Common Stock received by each APBI stockholder will be approximately equal to the fair market value of the APBI Common Stock exchanged therefor; (ii) following the Merger, APBI will hold at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Merger Sub and APBI immediately prior to the Merger (treating amounts used by APBI or Merger Sub to pay reorganization expenses or to redeem APBI Common Stock during the past 36 months as assets of APBI or Merger Sub, respectively, immediately prior to the Merger); (iii) prior to the Merger, PPD will be in control of Merger Sub within the meaning of section 368(c)(1) of the Code; (iv) PPD has no plan or intention of selling or otherwise disposing of any of the APBI Common Stock received in the Merger, and APBI has no plan or intention to issue additional shares of its stock that would result in PPD losing control of APBI within the meaning of section 368(c)(1) of the Code; (v) PPD has no plan or intention to reacquire any of the PPD Common Stock issued in connection with the Merger; (vi) PPD has no plan or intention to liquidate APBI, to merge APBI with and into another corporation, to sell or otherwise dispose of the capital stock of APBI, or to cause APBI to sell or otherwise dispose of the capital stock of APBI, or cause APBI to sell or otherwise dispose of any of its assets, except for sales or dispositions in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code; (vii) any liabilities of Merger Sub assumed by APBI and any liabilities to which the transferred assets of Merger Sub are subject were incurred by Merger Sub in the ordinary course of its business; (viii) after the Merger, APBI will continue its historic business or use a significant portion of its historic assets in a business; (ix) PPD, Merger Sub, APBI, and the APBI stockholders will pay their respective expenses, if any, incurred in connection with the Merger; (x) there is no intercorporate indebtedness existing between Merger Sub and APBI that was issued, acquired or will be settled at a discount;
(xi) in the Merger, shares of APBI Common

Stock representing control of APBI, as defined in section 368(c)(1) of the Code, will be exchanged solely for voting stock of PPD (treating APBI stock exchanged for cash or other property originating with PPD as outstanding APBI Common Stock on the date of the Merger); (xii) on the date of the Merger, the fair market value of the assets of APBI will equal or exceed the sum of its liabilities, including the amount of liabilities, if any, to which its assets are subject;
(xiii) PPD does not own, nor has it owned during the last five years, any shares of the stock of APBI; (xiv) as of the Effective Time, the value of the PPD Common Stock received by the APBI stockholders as a result of the Merger will be greater than 50% of the value of all the APBI Common Stock outstanding immediately prior to the Effective Time (treating fractional share interests for which cash is received, and stock redeemed within the past 36 months, as outstanding APBI Common Stock); and (xv) the APBI stockholders have no plan or intention to sell, exchange, pledge, dispose or engage in any other transaction that results in a reduction in the risk of ownership with respect to a number of shares of PPD Common Stock received in the Merger having a value as of the Effective Time of more than 50% of the value of all the formerly outstanding APBI Common Stock immediately prior to the Effective Time (treating fractional share interests for which cash is received, and stock redeemed within the past 36 months, as outstanding APBI Common Stock).

     Pursuant to the Merger Agreement, PPD has agreed to assume certain outstanding options for the purchase of APBI Common Stock. Such options will be converted into options to purchase PPD Common Stock by adjusting the number of shares to be purchased and the exercise price in accordance with the Exchange Ratio. The other provisions of such APBI options will be unaffected by the conversion. The holders of these APBI options should not recognize any taxable income as a result of the conversion of such options into options to purchase PPD Common Stock.

     Pursuant to the Merger Agreement, PPD has also agreed to make a payment equal in amount to the option spread to holders of certain other outstanding APBI options. These payments will be made in PPD Common Stock. The holders of APBI non-qualified stock options exchanged for PPD Common Stock will recognize taxable income equal to the option spread under such APBI options as a result of this exchange.

     THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. IT DOES NOT ADDRESS THE STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE MERGER. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. THE OPINIONS OF SHAW, PITTMAN, POTTS & TROWBRIDGE DESCRIBED ABOVE ARE NOT BINDING UPON THE IRS, AND NO RULINGS OF THE IRS WILL BE SOUGHT OR OBTAINED. THERE IS NO ASSURANCE THAT THE IRS WILL AGREE WITH THE OPINIONS DESCRIBED ABOVE. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. ANY SUCH CHANGE MAY OR MAY NOT BE RETROACTIVE AND COULD AFFECT THE TAX CONSEQUENCES OF THE MERGER. EACH HOLDER OF APBI STOCK SHOULD CONSULT HIS/HER OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

ACCOUNTING TREATMENT

     It is intended that the Merger will be treated as a pooling of interests for financial accounting purposes in accordance with generally accepted accounting principles. As a condition to the obligations of PPD and APBI to consummate the Merger they must receive, on the closing date under the Merger Agreement, from Coopers & Lybrand L.L.P. and Arthur Andersen LLP, respectively, opinions to the effect that each of PPD and APBI is eligible to be a participant in a pooling of interests and, in the case of the Coopers & Lybrand L.L.P. opinion, that such accounting method is appropriate.

RESTRICTIONS ON RESALES OF PPD COMMON STOCK

     The shares of PPD Common Stock to be issued pursuant to the Merger Agreement have been registered under the Securities Act. Persons who are not affiliates of APBI and who will not be affiliates of PPD following the Effective Time may resell their shares of PPD Common Stock without restriction. Under present law, any public reoffering or sale of such shares by any person who is an "affiliate" of APBI at the time the Merger Agreement is submitted to a vote of APBI's stockholders will require either (i) the further registration of such shares under the Securities Act, (ii) compliance with Rule 145 promulgated under the Securities Act, which permits sales under certain conditions, as discussed below, or (iii) the availability of another exemption from such further registration. In very general terms, under Rule 145, assuming that such a person is not, at any time, an affiliate of PPD, such a person may publicly sell such stock if the person: (1) (a) sells during any three-month period no more than the number of shares permitted under Rule 144(e) (which is generally the greater of (i) 1% of the total number of shares of PPD Common Stock outstanding, or (ii) the average weekly volume of trading of PPD Common Stock for the four calendar weeks prior to the sale); (b) sells in a "brokers' transaction" (which means, generally, that the broker can do no more than execute the order as agent for the seller, can receive no more than the usual broker's commission, cannot solicit orders to buy in connection with the transaction, and cannot believe that the seller is an underwriter of the securities being sold); (c) does not solicit orders to buy in connection with the transaction and does not make any payment in connection with such sale to anyone other than the selling broker; and (d) sells at a time when there is adequate current public information about PPD (which will be satisfied so long as PPD's Common Stock remains registered under the Exchange Act and PPD continues to file the necessary reports under such act); or (2) (a) holds the shares for at least two years and (b) sells at a time where there is adequate public information about PPD (as in 1(d) above); or
(3) holds the shares for at least three years.

     Certain APBI stockholders will, upon closing of the Merger, become parties to a Registration Rights Agreement with PPD, pursuant to which they will have certain rights to have their shares of Common Stock of APBI registered for resale under the Securities Act. See "Certain Information Concerning PPD -- Description of Capital Stock -- Registration Rights".

     Pooling of interests accounting treatment requires that affiliates of APBI who receive shares of PPD Common Stock in the Merger and affiliates of PPD who hold PPD Common Stock must not sell or otherwise reduce their risk relative to their shares of PPD Common Stock until PPD has published consolidated financial results including the combined operations of PPD and APBI for a period of at least 30 days following the Effective Time. Under the terms of the Merger Agreement, PPD has committed to file a Form 8-K with the Commission in order to satisfy such publication requirement within 30 days of the completion of the first full month of combined operations of PPD and APBI following the Effective Time.


INTERESTS OF CERTAIN PERSONS IN THE MERGER


  Options/Restricted Stock Grants

     Under the APBI Stock Program each optionholder will be entitled, at the optionholder's election, either to receive substitute options to purchase PPD Common Stock or to have their options, regardless of vesting dates, bought out by the surviving company on the terms specified in such plan. APBI's senior management are the holders of a significant number of stock options granted under the APBI Stock Program.

     In June 1995, Dr. Kenneth H. Harper, APBI's president and chief executive officer, and Mr. John H. Timoney, an APBI senior vice president, were awarded restricted stock grants for 50,000 and 10,000 shares, respectively, of APBI Common Stock. Vesting of the awards was contingent on APBI's Common Stock trading at or above $10.00 per share for a specified period and occurs automatically upon a change of control of APBI. During the initial 10-day period following the announcement of APBI's proposed merger with PPD, APBI Common Stock traded above $10.00 per share, resulting in the vesting of these grants.

  Certain Employment Arrangements

     Dr. Joseph H. Highland, the chief executive officer of ENVIRON, and the other three remaining founders of ENVIRON will each receive a payment of $185,000 as of the Effective Time of the Merger. They have each committed to use their best efforts to promote the proposed Merger with PPD to ENVIRON employees, to foster morale among ENVIRON employees and to assist PPD in developing a business plan for ENVIRON following the change of control.

  Certain Severance Arrangements


     As a result of the Merger, Mr. Stephen L. Waechter's position as chief financial officer and senior vice president of APBI will be eliminated. Mr. Waechter's severance arrangement includes APBI's payment to him of $250,000 which is equivalent to 15 months of his current base salary. It is anticipated that as of the Effective Time Mr. Waechter will enter into a short-term agreement with PPD to assist in the transition of APBI's finance and accounting function.


     Prior to the Effective Time, APBI intends to enter into an agreement with Mr. John D. Bryer, Pharmaco's chief executive officer, which will provide that he is entitled to receive severance in an amount equal to one year of his current base pay in the event his employment with Pharmaco is terminated within the 12-month period subsequent to the Effective Time. Similar arrangements will be offered by APBI to five additional members of Pharmaco senior management, but in each case providing for severance in an amount equal to six months of current base pay.

  Other Arrangements

     Mr. Frederick Frank, a member of the Board of Directors of APBI, is Vice-Chairman of Lehman Brothers. APBI has retained Lehman Brothers as its financial advisor in connection with the Merger and has agreed to pay Lehman Brothers a fee of $600,000 for rendering its fairness opinion and a fee equal to 0.8% of the consideration received by APBI stockholders in the Merger (with amounts paid in connection with the fairness opinion credited towards such fee) for its services in assisting in the negotiation of the Merger and other services.

     Certain members of APBI's senior management who are also APBI stockholders will, upon closing of the Merger, become parties to a Registration Rights Agreement with PPD, pursuant to which they will have certain rights to have their shares of PPD Common Stock registered for resale under the Securities Act. See "Certain Information Concerning PPD -- Description of Capital
Stock -- Registration Rights".

REGULATORY AND OTHER LEGAL MATTERS


     Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Merger may not be consummated unless certain information has been filed with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") and the applicable waiting period under the HSR Act has expired or been terminated by the FTC and the Antitrust Division. PPD and APBI each submitted filings required under the HSR Act on or about July 15, 1996, and each requested early termination of the requisite waiting period in connection with such filings. The waiting period applicable to the Merger terminated on August 6, 1996.


     At any time before or after the Effective Time, and notwithstanding the termination of the HSR Act waiting period, the Antitrust Division, the FTC or a private person could seek under the antitrust laws, among other things, to enjoin the Merger or to cause PPD to divest itself, in whole or in part, of APBI or of other business conducted by PPD. Based upon the information available to them, PPD and APBI believe that the Merger can be consummated in compliance with the antitrust laws. However, there can be no assurance that a challenge to the Merger will not be made or that, if such a challenge is made, PPD and APBI will prevail.


     PPD and APBI are not aware of any other material governmental or regulatory requirements that remain to be complied with in connection with the Merger, other than applicable securities and "blue sky" laws of the various states and the filing of Articles of Merger, setting forth the principal terms of the Merger Agreement, with the Secretaries of State of the States of North Carolina and Delaware.

                            THE MERGER TRANSACTIONS

APPROVAL OF AMENDMENT TO PPD'S ARTICLES OF INCORPORATION TO INCREASE AUTHORIZED SHARES


     PPD's Board of Directors has unanimously approved an amendment to the PPD Restated Articles of Incorporation (the "PPD Articles") to increase the number of authorized shares of PPD Common Stock from 30,000,000 to 95,000,000 shares. This amendment to the PPD Articles is a condition to APBI closing the Merger. Upon consummation of the Merger, PPD will have over 22,800,000 shares of PPD Common Stock outstanding and reserved for issuance pursuant to existing instruments. In order to provide PPD with flexibility to engage in financing and other acquisition transactions with PPD Common Stock, and to otherwise have sufficient shares of PPD Common Stock available for issuance from time to time by the Board of Directors upon its determination that such issuance is appropriate and in the best interest of PPD, the Board has approved, and recommends that PPD's shareholders approve, the amendment to the PPD Articles increasing the number of authorized shares of PPD Common Stock to 95,000,000 shares. Other than the Merger with APBI, PPD is presently a party to letters of intent to acquire three international companies (Medisys based in Barcelona, Spain, TriLife based in Nuremberg, Germany, and Q&Q based in Sao Paulo, Brazil), in exchange for cash and shares of PPD Common Stock. PPD also plans to continue pursuing additional acquisition opportunities in the contract research organization industry as they become available and upon a determination that such opportunities meet PPD's acquisition criteria. See "Investment Considerations -- Considerations with Respect to PPD's Business -- Risks Associated with Acquisitions; Integration of Acquired Operations".


     Accordingly, it is proposed that Article III of the PPD Articles be amended to read as follows:

         "The corporation shall have authority to issue One Hundred Million (100,000,000) shares, of which Five Million (5,000,000) shares shall be preferred stock having a par value of $.10 per share, and Ninety-Five Million (95,000,000) shares shall be common stock having a par value of $.10 per share."

     If the Merger is not approved or consummated for any reason, but the amendment to the PPD Articles is approved by the PPD shareholders, the amendment will be effective and will be implemented by PPD.

     The amendment to the PPD Articles to increase the number of authorized shares of PPD Common Stock requires the affirmative vote of the majority of all eligible votes present in person or represented by proxy at a meeting of shareholders at which a quorum is present. The Board of Directors of PPD unanimously recommends a vote FOR approval and adoption of the proposed amendment to the PPD Articles to increase the number of authorized shares of PPD Common Stock from 30,000,000 shares to 95,000,000 shares.

APPROVAL OF INCREASE IN THE AUTHORIZED NUMBER OF DIRECTORS

     Section 2(a) of Article III of PPD's Amended and Restated Bylaws ("PPD's Bylaws") provides for the number of directors of PPD to be fixed, within a range of eight (8) to twelve (12), by the shareholders. The current number of directors is eight (8). PPD's Board of Directors has unanimously approved an increase in the authorized number of directors from eight (8) to nine (9). The Board believes that this proposal will enable the Board to take timely advantage of the availability of well-qualified candidates for appointment to the Board. The increase in the authorized number of directors will also enable PPD to satisfy a covenant contained in the Merger Agreement, which covenant requires PPD to place on the Board an additional outside director who has significant knowledge and experience regarding PPD's and APBI's existing and/or prospective businesses. See "The Merger -- The Merger Agreement -- Board of Directors and Management of PPD After the Merger".

     Accordingly, it is proposed that pursuant to Section 2(a) of Article III of PPD's Bylaws the number of directors of PPD be fixed at nine (9).

     The approval of the proposed increase in the authorized number of directors requires the affirmative vote of the holders of 75% of all eligible votes present in person or represented by proxy at a meeting of shareholders at which a quorum is present. The Board unanimously recommends a vote FOR an increase in the number of directors from eight to nine.

APPROVAL OF AMENDMENT TO PPD'S BYLAWS TO PROVIDE FOR THE ANNUAL ELECTION OF DIRECTORS

     PPD's Board of Directors has unanimously approved an amendment to PPD's Bylaws to eliminate the classification of the directors, to provide for the terms for which the current directors have been elected to expire at the 1997 Annual Meeting of Shareholders of PPD and to provide that their successors shall be elected for terms of one year. If the proposal is approved, all PPD directors will be elected for one-year terms at the PPD 1997 Annual Meeting of Shareholders.

     If the proposed amendment is approved by PPD's shareholders, Section 2(c) of Article III of PPD's Bylaws, which currently contains the provision for a classified Board of Directors, would be eliminated.

     The Board of Directors believes that the elimination of the classified board will provide shareholders with a greater degree of control over management by permitting them to elect the entire Board each year and to register their views on the performance of the Board of Directors, collectively, and with respect to each individual director, on an annual basis.

     The amendment to PPD's Bylaws to eliminate classification of the Board requires the affirmative vote of 75% of all eligible votes present in person or represented by proxy at a meeting of shareholders at which a quorum is present. The Board of Directors recommends a vote FOR the proposed amendment to PPD's Bylaws to provide for the annual election of directors.

APPROVAL OF AMENDMENT TO PPD'S 1995 EQUITY COMPENSATION PLAN

     PPD's Board of Directors has unanimously approved an amendment to PPD's 1995 Equity Compensation Plan (the "Equity Plan") to increase the number of shares reserved for issuance thereunder from 750,000 shares to 1,500,000 shares. Following is a description of the Equity Plan.

     In October 1995, PPD adopted the Equity Plan, which is administered by the PPD Compensation Committee in compliance with Rule 16b-3 under the Exchange Act. The Equity Plan provides for the granting of incentive and nonqualified stock options, stock appreciation rights, restricted stock, deferred stock, stock awards, performance shares and other stock-based awards (individually, an "Award" or, collectively, "Awards"). All employees and directors of PPD (other than Non-Employee Directors), are eligible to participate in the Equity Plan. The Compensation Committee has discretion to select the employees to whom Awards will be granted (from among those eligible) and to determine the type, size and terms and conditions of each Award, and the authority to interpret, construe and administer the provisions of the Equity Plan. The Compensation Committee's decisions are conclusive, final and binding on PPD and persons eligible to participate in the Equity Plan and all other persons having any interest in the Equity Plan.

     Currently a total of 750,000 shares of PPD Common Stock may be subject to Awards under the Equity Plan, subject to adjustment in accordance with the terms of the Equity Plan. If this amendment is approved a total of 1,500,000 shares shall be reserved for issuance under the Equity Plan. PPD Common Stock issued under the Equity Plan shall be from authorized but unissued shares. To the fullest extent permitted under Rule 16b-3 under the Exchange Act and Section 422 of the Code, as amended, any shares of PPD Common Stock subject to an Award that lapses, expires or is otherwise terminated without the issuance of such shares may become available for new Awards.

     As of June 30, 1996, approximately 408,050 shares of PPD Common Stock remain available for the granting of new Awards. The Board of Directors of PPD believes it is important and in the best interest of PPD to amend the Equity Plan to increase the number of shares reserved for issuance thereunder. In connection with the Merger, holders of certain options to purchase APBI Common Stock will be granted substitute options to purchase shares of PPD Common Stock under the Equity Plan. See "The Merger -- The Merger Agreement -- Treatment of Stock Options and Employee Stock Purchase Plan".

     Awards under the Equity Plan are determined by the Compensation Committee in its discretion. For this reason, it is not possible to determine the benefits and amounts that will be received by any individual participant or group of participants in the future.

     Set forth below is a description of the types of Awards which may be granted under the Equity Plan:

     Stock Options

          Options (each, an "Option") to purchase shares of PPD Common Stock that may be incentive or nonqualified stock options, may be granted under the Equity Plan at an exercise price (the "Option Price") determined by the Compensation Committee in its discretion, provided that, in the case of incentive stock options, the Option Price may be no less than the fair market value of the underlying PPD Common Stock on the date of grant (110% of fair market value if granted to a 10% shareholder). The Option Price for nonqualified stock options may be less than the fair market value of the underlying Common Stock on the date of the grant. The Compensation Committee may award to any holder of Options the right to receive, prior to the exercise of such Options, payments in cash or stock on the shares of PPD Common Stock subject to any stock option in amounts per share equal to all payments of dividends paid per share on outstanding shares of Common Stock ("dividend equivalents").

          Incentive stock options will expire not later than 10 years after the date on which they are granted (five years in the case of an incentive stock option granted to a 10% shareholder). Nonqualified stock options will expire as determined by the Compensation Committee. Notwithstanding the foregoing, Options shall lapse and cease to be exercisable upon, or within a short period following, the termination of the employment with PPD of the holder of such Option. Options will become exercisable at such times and in such installments as shall be determined by the Compensation Committee. The Compensation Committee may also accelerate the period for the exercise of any or all Options held by an optionee. Terms, timing and amounts of payment of the Option Price for any Option shall be determined by the Compensation Committee. As determined by the Compensation Committee, payment in full or in part may also be made by tendering to PPD shares of Common Stock having a fair market value equal to the Option Price (or such portion thereof), by a "cashless exercise" procedure to be approved by the Compensation Committee.

          The holder of an incentive stock option which qualifies under Section 422 of the Code will not recognize income at the time of grant or exercise of such Option. No federal income tax deduction will be allowable to PPD upon the grant or exercise of such incentive stock option. However, upon the exercise of an incentive stock option, any excess in the fair market price of the Common Stock over the Option Price constitutes a tax preference item which may have alternative minimum tax consequences for the employee. When the employee sells such shares more than one year after the date of transfer of such shares and more than two years after the date of grant of such incentive stock option, the employee will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale prices of such shares and the Option Price. If the employee does not hold such shares for the required period, then, when the employee sells such shares, the employee will recognize ordinary compensation income and possibly capital gain or loss in such amounts as are prescribed by the Code and the regulations thereunder and PPD will generally be entitled to a federal income tax deduction in the amount of such ordinary compensation income.

          An employee to whom a nonqualified stock option is granted will not recognize income at the time of grant of such Option. When such employee exercises such nonqualified stock option, the employee will recognize ordinary compensation income equal to the difference, if any, between the Option Price paid and the fair market value, as of the date of Option exercise, of the shares the employee receives. The tax basis of such shares to such employee will be equal to the Option Price paid plus the amount includible in the employee's gross income, and the employee's holding period for such shares will commence on the date on which the employee recognized taxable income in respect of such shares. Subject to the applicable provisions of the Code and regulations thereunder, PPD will generally be entitled to a federal income tax deduction in respect of a nonqualified stock option in an amount equal to the ordinary compensation income recognized by the employee.

     Stock Appreciation Rights

          A stock appreciation right ("SAR") is an Award entitling an employee to receive an amount equal to the excess of the fair market value of a share of Common Stock on the date of exercise over the exercise price per share specified for the SAR, multiplied by the number of shares of Common Stock with respect to which the SAR was exercised. An SAR granted in connection with an Option will be exercisable to the extent that the related Option is exercisable. Upon the exercise of an SAR related to an Option, the Option related thereto will be cancelled to the extent of the number of shares covered by such exercise, and such shares will no longer be available for grant under the Equity Plan. Upon the exercise of a related Option, the SAR will be cancelled automatically to the extent of the number of shares covered by the exercise of the Option. SARs unrelated to an Option will contain such terms and conditions as to exercisability, vesting and duration as the Compensation Committee may determine, but such duration will not be greater than 10 years. Payment upon exercise of an SAR will be made, at the election of the Compensation Committee, in cash, in shares of Common Stock or in a combination thereof.

          The Compensation Committee may grant under the Equity Plan limited stock appreciation rights (an "LSAR") to any holder of a stock option. An LSAR is an SAR which becomes exercisable only in the event of a "change in control" (as defined below). Any such LSAR will be settled solely in cash.

     Restricted Stock

          An Award of restricted stock ("Restricted Stock") is an Award of Common Stock which is issued with the restriction that the holder of Restricted Stock may not sell, transfer, pledge or assign such Restricted Stock and with such other restrictions as the Compensation Committee may impose including restrictions on the rights to vote Restricted Stock and on the right to receive dividends on the Restricted Stock. Restricted Stock Awards may be granted under the Equity Plan for or without consideration. Restrictions on Restricted Stock may lapse in installments based on factors selected by the Compensation Committee. The Compensation Committee, in the event of hardship or other special circumstances of a participant whose employment with PPD was involuntarily terminated, may waive in whole or in part any or all restrictions with respect to any Restricted Stock held by such Person, based on such factors as the Compensation Committee shall deem appropriate. Prior to the expiration of the restricted period, except as otherwise provided by the Compensation Committee, a grantee who has received a Restricted Stock Award has the rights of a shareholder of PPD, including the right to vote and to receive cash dividends on the shares subject to the Award.

     Deferred Stock

          An Award of Deferred Stock ("Deferred Stock") is an Award of Common Stock to be issued in the future to the participant, the payment of which may be conditioned by the Compensation Committee upon the attainment of specified performance goals or other criteria. Such Awards may be granted together with cash dividend equivalents, the payment of which may also be deferred. Unless otherwise determined by the Compensation Committee, such dividend equivalents shall be deemed to be reinvested in additional shares of Deferred Stock, subject to the same deferral limitations as the underlying Award. The Compensation Committee may also determine that a designated percentage of the total fair market value of the shares of Deferred Stock be payable in cash, and may provide that affected participants may elect to receive an additional percentage of the Award in cash, subject to certain limits. The participant may elect to defer receipt of Deferred Stock beyond the expiration of the original Deferral Period, subject to Compensation Committee approval. The Compensation Committee shall determine timing and amounts of the payment, if any, to be paid by any recipient of a Deferred Stock Award in exchange for such deferred stock. Based upon any factors or criteria that it feels is relevant, the Compensation Committee has the right to accelerate the vesting of all or any part of any Deferred Stock.

     Stock Awards

          Awards of Common Stock ("Stock Awards") may be granted by the Compensation Committee only in payment of compensation that has been earned or as compensation to be earned. The terms and timing of the issuing of shares of Common Stock subject to any Stock Award shall be determined by the Compensation Committee. Further, each Stock Award shall be subject to such terms and conditions, including restrictions on the sale or disposition of shares of Common Stock subject to such Stock Award, as the Compensation Committee shall determine.

     Performance Shares

          A Performance Share Award is an Award of a unit valued by reference to a designated number of shares of Common Stock, which value may be paid to the recipient of such Award by delivery of such property as the Compensation Committee shall determine, including cash or Common Stock, or any combination thereof, upon achievement of such performance objectives during a set period of time (the "Performance Period") as the Compensation Committee shall establish at the time of granting of such Award or thereafter. Performance objectives may vary from recipient to recipient and between Awards and shall be based upon such performance criteria or combination of factors as the Compensation Committee may deem appropriate, including, for example, minimum earnings per share or return on equity. Prior to the end of a Performance Period, the Compensation Committee, in its discretion, may adjust the performance objectives for any Performance Share Award to reflect any significant events that the Compensation Committee expects to have a material effect on the applicable performance objective. The extent to which a grantee is entitled to payment in settlement of a Performance Share Award at the end of the Performance Period will be determined by the Compensation Committee, in its sole discretion, based on whether the related performance objectives have been met.

          Payment in settlement of a Performance Share Award will be made as soon as practicable following the last day of the Performance Period in cash or shares of Common Stock.

     Other Stock Based Awards

          Other Awards that are valued in whole or in part by reference to, or are otherwise based on, Common Stock ("Other Stock Based Awards"), including convertible preferred stock, convertible debentures, exchangeable securities, phantom stock and Stock Awards or options valued by reference to book value or performance, may be granted by the Compensation Committee either alone or in connection with other Awards. Subject to the terms of the applicable Award, recipients of Other Stock Based Awards shall be entitled to receive, currently or on a deferred basis, interest or dividend equivalents with respect to the number of shares covered by the Award.

     Additional Information

          In the event of a change in control or potential change in control and subject to the approval of the Compensation Committee (as constituted prior to such change in control) if the Board of Directors has approved such change in control: all Performance Share Awards shall be deemed to have been fully earned, and a percentage of payments due thereon equal to the percentage of the Performance Period that has elapsed shall be made as soon as practicable after such change in control; the Compensation Committee may declare any or all then outstanding Options, and any and all related stock rights outstanding for at least six months, to be immediately vested and exercisable; the Compensation Committee may declare all restrictions applicable to Awards of Restricted Stock, Deferred Stock or Other Stock-Based Awards to have lapsed; and the value of all outstanding Options, Restricted Stock, Deferred Stock, Performance Shares, Stock Awards and Other Stock-Based Awards, to the extent vested, shall, unless otherwise determined by the Compensation Committee, be cashed out at the highest price per share of Common Stock paid in any transaction reported on the exchange on which the Common Stock is then traded, or paid or offered during the 60-day period immediately preceding the change of control. For purposes of the Equity Plan, a "change in control" shall have occurred if:
     (A) any
     person, other than PPD or any employee benefit plan of PPD, (i) makes a tender or exchange offer for any share of Common Stock pursuant to which any shares of Common Stock are purchased, or (ii) becomes, together with its affiliates and associates, the beneficial owner of at least 20% of the Common Stock; (B) the holders of Common Stock approve a definitive agreement or plan to merge or consolidate PPD with or into another corporation, to sell or otherwise dispose of all or substantially all of its assets, or to liquidate PPD; or (C) during any period of 24 consecutive months, the individuals who at the beginning of such period constituted the Board of Directors, together with any new director whose election by the Board of Directors or nomination for election by PPD's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, no longer constitute at least a majority of the Board of Directors. For purposes of the Equity Plan, a "potential change in control" shall have occurred when:
     (A) the holders of Common Stock approve an agreement the consummation of which would result in a change in control of PPD; or (B) any person, entity or group (other than PPD or any PPD employee benefit plan) becomes the beneficial owner of securities of PPD representing five percent or more of the combined voting power of PPD's outstanding securities and the Board of Directors passes a resolution to the effect that a potential change in control for purposes of the Equity Plan has occurred.

          The Equity Plan will remain in effect until terminated by the PPD Board of Directors and thereafter until all Awards granted thereunder are satisfied by the issuance of shares of Common Stock or the payment of cash or otherwise terminated pursuant to the terms of the Equity Plan or under any Award agreements. The Board of Directors may at any time terminate, modify or amend the Equity Plan; provided, however, that no such amendment, modification or termination may adversely affect, as determined by the Compensation Committee, an optionee's or grantee's rights under any Award theretofore granted under the Equity Plan, except with the consent of such optionee or grantee, and except in the case of a termination for cause or competing with PPD, and no such amendment or modification will be effective unless and until the same is approved by the shareholders of PPD where such shareholder approval is required to comply with Rule 16b-3 under the Exchange Act, or other applicable law, regulation or Nasdaq National Market or stock exchange rule. Rule 16b-3 currently requires shareholder approval if the amendment would, among other things, materially increase the benefits accruing to optionees or grantees under the Equity Plan.

     The amendment to the 1995 Equity Plan to increase the number of shares reserved for issuance thereunder from 750,000 to 1,500,000 requires the affirmative vote of the majority of all eligible votes present in person or represented by proxy at a meeting of shareholders at which a quorum is present. The Board of Directors of PPD unanimously recommends a vote FOR approval and adoption of the proposed amendment to the 1995 Equity Plan described above.

APPROVAL OF AMENDMENT TO PPD'S 1995 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

     PPD's Board of Directors has approved an amendment to PPD's 1995 Stock Option Plan for Non-Employee Directors (the "Non-Employee Director Plan") to increase the number of shares reserved for issuance thereunder from 50,000 shares to 100,000 shares. Following is a description of the Non-Employee Director Plan.

     In October 1995, PPD adopted the Non-Employee Director Plan. Currently a total of 50,000 shares of Common Stock have been reserved for issuance under the Non-Employee Director Plan, subject to adjustment in accordance with the terms of the plan. As of June 30, 1996, 35,000 shares of PPD Common Stock remain available for the granting of options under the Non-Employee Director Plan. The Board of Directors believes it is in the best interest of PPD to amend the Non-Employee Director Plan to increase the number of shares reserved for issuance thereunder. If this amendment is approved a total of 100,000 shares of Common Stock will be reserved for issuance under the Non-Employee Director Plan. In connection with the Merger, options to purchase 20,000 shares of PPD Common Stock will be issued under the Non-Employee Director Plan to new non-employee directors appointed to PPD's expanded Board of Directors. See "The Merger -- The Merger Agreement -- Board of Directors and Management of PPD After the Merger". The

Non-Employee Director Plan is administered by the Compensation Committee. It is intended that the Non-Employee Director Plan be nondiscretionary and fall within the exception for formula awards set forth in Rule 16b-3(c)(ii) promulgated under the Exchange Act, and the powers of the Compensation Committee under the Non-Employee Director Plan shall be limited to ministerial and nondiscretionary acts which do not affect the status of the plan as nondiscretionary.

     Under the Non-Employee Director Plan, each member of the Board of Directors of PPD who is not a full- or part-time employee of PPD, who was not such an employee at any time during the 12 months immediately preceding his or her election to the Board of Directors and who was not a shareholder of PPD on the date that the Non-Employee Director Plan was adopted (a "Non-Employee Director") shall automatically be granted an option to purchase 5,000 shares of Common Stock upon the date the Non-Employee Director first becomes a director of PPD. Options granted under the Non-Employee Director Plan shall be exercisable on the date of grant and shall expire 10 years after the date of grant. The options shall be exercisable at a price per share equal to the fair market value of the shares of Common Stock on the date of grant.

     The Non-Employee Director Plan will continue until terminated by the Board of Directors of PPD.

     The amendment to the Non-Employee Director Plan to increase the number of shares reserved for issuance thereunder from 50,000 to 100,000 requires the affirmative vote of the majority of all eligible votes present in person or represented by proxy at a meeting of shareholders at which a quorum is present. The Board of Directors of PPD unanimously recommends a vote FOR approval and adoption of the proposed amendments to the 1995 Non-Employee Director Plan described above.

                    PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)


     The following unaudited pro forma combined financial statements assume a business combination between PPD and APBI accounted for on a pooling of interests basis. The pro forma condensed combined balance sheet combines the condensed balance sheets of PPD and APBI as of June 30, 1996. The pro forma condensed combined statements of operations combine historical condensed statements of operations of PPD and APBI for the six-month periods ended June 30, 1996 and 1995 and for the years ended December 31, 1995, 1994 and 1993.


     The unaudited pro forma combined financial statements are not necessarily indicative of the operating results that would have been achieved had the transactions been in effect as of the beginning of the periods presented and should not be construed as representative of future combined results.

     The unaudited pro forma combined financial statements are based upon the historical audited consolidated financial statements and unaudited interim financial statements of PPD and APBI included elsewhere in this Proxy Statement and should be read in conjunction with those consolidated financial statements and related notes thereto.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.
                   AND APPLIED BIOSCIENCE INTERNATIONAL INC.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


     The following unaudited pro forma condensed combined balance sheet has been prepared by combining the condensed balance sheets of PPD and APBI as of June 30, 1996, using the "pooling of interests" method of accounting. This unaudited pro forma condensed combined balance sheet should be read in conjunction with the other unaudited pro forma condensed combined financial statements, the accompanying notes and the historical financial statements of the respective companies and the related notes thereto.



                                                                       JUNE 30, 1996
                                                        --------------------------------------------
                                                                              PRO FORMA    PRO FORMA
                                                          PPD       APBI     ADJUSTMENTS   COMBINED
                                                        -------   --------   -----------   ---------
                                               ASSETS
Current assets
  Cash and cash equivalents...........................  $ 6,117   $  3,840                 $   9,957
  Marketable securities...............................   22,636                               22,636
  Accounts receivable, net............................   20,447     59,369                    79,816
  Prepaid expenses and other current assets...........      971     10,715                    11,686
                                                        -------   --------   -----------   ---------
          Total current assets........................   50,171     73,924                   124,095
Property and equipment, at cost less accumulated
  depreciation and amortization.......................    6,528     20,382                    26,910
Goodwill, less accumulated amortization...............    2,849      9,887                    12,736
Other assets..........................................      505      7,410                     7,915
                                                        -------   --------   -----------   ---------
          Total assets................................  $60,053   $111,603     $     0     $ 171,656
                                                        =======   ========   =========      ========
                                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt................  $ 4,237   $    331                 $   4,568
  Accounts payable....................................    2,318      4,052                     6,370
  Accrued liabilities.................................    7,804     19,133                    26,937
  Advanced billings...................................    2,767     11,119                    13,886
                                                        -------   --------   -----------   ---------
          Total current liabilities...................   17,126     34,635                    51,761
Long-term debt........................................                 435                       435
Deferred rent.........................................               2,817                     2,817
                                                        -------   --------   -----------   ---------
          Total liabilities...........................   17,126     37,887                    55,013
                                                        -------   --------   -----------   ---------
Shareholders' equity
  Common stock........................................      924        303         942         2,169
  Paid-in capital.....................................   39,886     72,497      (5,277)      107,106
  Retained earnings...................................    2,126      5,588        (217)        7,497
  Treasury stock, at cost, 713,000 shares.............              (4,335)      4,335            --
  Unrealized gain on investments......................                 233                       233
  Cumulative translation adjustment...................       (9)      (353)                     (362)
  Deferred compensation...............................                (217)        217            --
                                                        -------   --------   -----------   ---------
          Total shareholders' equity..................   42,927     73,716          --       116,643
                                                        -------   --------   -----------   ---------
          Total liabilities and shareholders'
            equity....................................  $60,053   $111,603     $     0     $ 171,656
                                                        =======   ========   =========      ========


   See accompanying notes to unaudited pro forma condensed combined financial statements.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.
                   AND APPLIED BIOSCIENCE INTERNATIONAL INC.

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


     The following unaudited pro forma condensed combined statements of operations have been prepared by combining the condensed statements of operations of PPD and APBI for each of the six-month periods ended June 30, 1996, and 1995 and for the years ended December 31, 1995, 1994, and 1993. The pro forma combination has been accounted for using the "pooling of interests" method. These statements should be read in conjunction with the other unaudited pro forma condensed combined financial statements, the accompanying notes, and the historical financial statements of the respective companies and the related notes thereto. The pro forma results are not necessarily indicative of the combined results to be expected in the future.



                                      SIX MONTHS ENDED JUNE 30, 1996                   SIX MONTHS ENDED JUNE 30, 1995
                               --------------------------------------------     --------------------------------------------
                                                    PRO FORMA    PRO FORMA                           PRO FORMA    PRO FORMA
                                 PPD      APBI     ADJUSTMENTS    COMBINED        PPD      APBI     ADJUSTMENTS    COMBINED
                               -------   -------   -----------   ----------     -------   -------   -----------   ----------
Net revenues.................  $25,041   $77,011     $    --      $102,052      $17,610   $93,665     $    --      $111,275
                               -------   -------   -----------   ----------      ------   -------   -------- ---  ----------
Direct costs.................   13,149    51,529      (1,707)       62,971        9,134    66,230      (3,070)       72,294
Selling, general and
  administrative expenses....    7,963    21,498      (2,281)       27,180        5,707    24,062      (3,018)       26,751
Depreciation and
  amortization...............      990                 3,988         4,978          618                 6,088         6,706
                               -------   -------   -----------   ----------      ------   -------   -------- ---  ----------
                                22,102    73,027          --        95,129       15,459    90,292          --       105,751
                               -------   -------   -----------   ----------      ------   -------   -------- ---  ----------
Operating income.............    2,939     3,984          --         6,923        2,151     3,373          --         5,524
Interest income (expense),
  net........................                176                       176                 (1,537)                   (1,537)
Other income (expense).......      665      (159)                      506          (82)      287                       205
                               -------   -------   -----------   ----------      ------   -------   -------- ---  ----------
Income before provision for
  income taxes...............    3,604     4,001          --         7,605        2,069     2,123          --         4,192
Provision for income taxes...    1,478     1,557                     3,035           --       912         911         1,823
                               -------   -------   -----------   ----------      ------   -------   -------- ---  ----------
Net income...................  $ 2,126   $ 2,444     $    --      $  4,570      $ 2,069   $ 1,211     $  (911)     $  2,369
                               =======   =======   ===========   ==========      ======   =======   ===========   ==========
Weighted average number of
  common shares
  outstanding................    8,951    29,935                    21,639        7,279    28,429                    19,364
                               =======   =======                 ==========      ======   =======                 ==========
Earnings (loss) per common
  share......................  $  0.24   $  0.08                  $   0.21      $  0.28   $  0.04                  $   0.12
                               =======   =======                 ==========      ======   =======                 ==========


   See accompanying notes to unaudited pro forma condensed combined financial statements.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.
                   AND APPLIED BIOSCIENCE INTERNATIONAL INC.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                       YEAR ENDED DECEMBER 31, 1995                    YEAR ENDED DECEMBER 31, 1994
                               ---------------------------------------------   --------------------------------------------
                                                      PRO FORMA    PRO FORMA                         PRO FORMA    PRO FORMA
                                 PPD        APBI     ADJUSTMENTS   COMBINED      PPD       APBI     ADJUSTMENTS   COMBINED
                               --------   --------   -----------   ---------   -------   --------   -----------   ---------
Net revenues.................  $ 38,263   $183,253     $    --     $221,516    $28,862   $174,862     $    --     $203,724
                               --------   --------   -----------   ---------   -------   --------   -----------   ---------
Direct costs.................    19,523    127,788      (5,937)     141,374     15,867    122,787      (4,918)     133,736
Selling, general and
  administrative expenses....    13,151     49,821      (5,836)      57,136      8,442     44,642      (4,456)      48,628
Depreciation and
  amortization...............     1,478                 11,773       13,251      1,001                  9,374       10,375
Loss on sale of business.....               19,308                   19,308
Special charges and
  restructuring costs........                4,982                    4,982
                               --------   --------   -----------   ---------   -------   --------   -----------   ---------
                                 34,152    201,899          --      236,051     25,310    167,429          --      192,739
                               --------   --------   -----------   ---------   -------   --------   -----------   ---------
Operating income (loss)......     4,111    (18,646)         --      (14,535 )    3,552      7,433          --       10,985
Interest expense.............               (2,834)                  (2,834 )              (2,682)                  (2,682 )
Other income (expense).......       200         18                      218        (33)       (13)                     (46 )
                               --------   --------   -----------   ---------   -------   --------   -----------   ---------
Income (loss) from continuing
  operations before provision
  for income taxes...........     4,311    (21,462)         --      (17,151 )    3,519      4,738          --        8,257
(Benefit) provision for
  income
  taxes......................              (16,134)      1,775      (14,359 )               1,873       1,498        3,371
                               --------   --------   -----------   ---------   -------   --------   -----------   ---------
Net income (loss) from
  continuing operations......  $  4,311   $ (5,328)    $(1,775)    $ (2,792 )  $ 3,519   $  2,865     $(1,498)    $  4,886
                               ========   ========   ===========   ==========  =======   ========   ===========   ==========
Weighted average number of
  common shares
  outstanding................     7,279     28,457                   19,375      7,268     28,129                   19,104
                               ========   ========                 ==========  =======   ========                 ==========
Earnings (loss) per common
  share:
  Income from continuing
    operations...............  $   0.59   $  (0.19)                $  (0.14 )  $  0.48   $   0.10                 $   0.26
                               ========   ========                 ==========  =======   ========                 ==========



                                        YEAR ENDED DECEMBER 31, 1993
                                 -------------------------------------------
                                                                      PRO
                                                       PRO FORMA     FORMA
                                   PPD       APBI     ADJUSTMENTS   COMBINED
                                 -------   --------   -----------   --------
Net revenues...................  $20,835   $155,344     $    --     $176,179
                                 -------   --------   -----------   --------
Direct costs...................   12,522    115,342      (5,375)     122,489
Selling, general and
  administrative expenses......    4,260     46,783      (4,870)      46,173
Depreciation and
  amortization.................      471                 10,245       10,716
Special charges and
  restructuring costs..........               9,365                    9,365
                                 -------   --------   -----------   --------
                                  17,253    171,490          --      188,743
                                 -------   --------   -----------   --------
Operating income (loss)........    3,582    (16,146)         --      (12,564)
Interest expense...............              (1,567)                  (1,567)
Other (expense) income.........      (10)       394                      384
                                 -------   --------   -----------   --------
Income (loss) from continuing
  operations before provision
  for income taxes.............    3,572    (17,319)         --      (13,747)
(Benefit) provision for income
  taxes........................              (3,446)      1,445       (2,001)
                                 -------   --------   -----------   --------
Net income (loss) from
  continuing operations........  $ 3,572   $(13,873)    $(1,445)    $(11,746)
                                 =======   ========   ===========   =========
Weighted average number of
  common shares outstanding....    6,955     28,254                   18,746
                                 =======   ========                 =========
Earnings (loss) per common
  share
  Income from continuing
    operations.................  $  0.51   $  (0.49)                $  (0.63)
                                 =======   ========                 =========


   See accompanying notes to unaudited pro forma condensed combined financial statements.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.
                   AND APPLIED BIOSCIENCE INTERNATIONAL INC.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. PRO FORMA ADJUSTMENTS

  Equity


     The pro forma shareholders' equity accounts of PPD and APBI as of June 30, 1996, have been adjusted to reflect the issuance of shares of PPD Common Stock in exchange for the outstanding shares of APBI and for the value of outstanding options to purchase shares of APBI Common Stock pursuant to the APBI Stock Program in accordance with the Merger Agreement. The maximum Exchange Ratio of
0.4054 was used.


     The pro forma shareholders' equity accounts have also been adjusted to reflect the retirement of APBI's treasury stock and completion of the amortization of APBI's deferred compensation attributable to restricted stock granted to two executives of APBI, which completely vests upon a change of control.

  Taxes

     The historical financial statements of PPD through 1995 did not include a provision for income taxes because the taxable income of PPD up until December 31, 1995, was included in the income tax returns of the individual shareholders under PPD's S corporation election. In January 1996, prior to the effectiveness of the initial public offering of PPD Common Stock, PPD elected to no longer be treated as an S corporation for tax purposes. Accordingly, from that point forward PPD became subject to federal and state income taxes and began recording income taxes payable and deferred taxes in accordance with Statement of Financial Accounting Standards No. 109. The pro forma statements of operations for each of 1993, 1994 and 1995 have been adjusted to reflect a tax provision on taxable income for financial reporting purposes using statutory federal and state rates that would have resulted if PPD had filed corporate tax returns during those periods.

  Depreciation

     The historical statements of operations of APBI reflect depreciation and amortization expense in direct costs and in selling, general and administrative expenses, as appropriate. The historical statements of operations of PPD reflect depreciation and amortization as a separate line item. The pro forma condensed combined statements of operations reflect a pro forma adjustment to reclassify APBI's depreciation previously reported in direct costs and in selling, general and administrative expenses to a separate line item, consistent with PPD's presentation.

  Intercompany Transactions

     For all periods presented, intercompany transactions between PPD and APBI were not material.

2. MERGER EXPENSES

     The unaudited pro forma condensed combined statements of operations do not include direct expenses related to the Merger, which will be recorded at the time of the Merger.

3. PRO FORMA EARNINGS PER SHARE

     Pro forma earnings per share amounts as presented in the unaudited pro forma condensed combined statements of operations are based on the average number of shares outstanding of PPD and APBI for each period. Shares of APBI Common Stock for each period have been adjusted based upon the assumed conversion of the value of stock options as of the beginning of each period presented and upon the maximum Exchange Ratio of 0.4054.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.
                   AND APPLIED BIOSCIENCE INTERNATIONAL INC.

           NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
                           STATEMENTS -- (CONTINUED)

4. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The unaudited pro forma condensed combined financial statements assume the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. See "The Merger -- Certain Federal Income Tax Consequences."

5. SALE OF APBI'S TOXICOLOGY OPERATIONS

     On November 21, 1995, APBI sold its toxicology laboratories located in New Jersey and Suffolk, England, to Huntingdon International Holdings plc ("Huntingdon"). APBI received as consideration cash proceeds of $32,500,000, plus an additional $6,000,000 for an equal amount of cash conveyed to Huntingdon as part of the sale. The consideration also included APBI's acquisition of Huntingdon's Phase I clinical center located in Leicester, England, at an agreed upon value of $4,500,000. No pro forma adjustments have been made to APBI's historical financial statements as a result of this transaction.

                       CERTAIN INFORMATION CONCERNING PPD

BUSINESS

     PPD is a leading contract research organization ("CRO") providing a broad range of integrated product development services in the United States and certain services in Europe to complement the research and development activities of companies in the pharmaceutical and biotechnology industries. PPD offers its clients high quality, value-added services designed to reduce drug development time. Reduced development time allows the client to get its products into the market faster and to maximize the period of marketing exclusivity and the economic return for such products. In addition, PPD's integrated services offer its clients a variable cost alternative to the fixed costs associated with internal drug development. PPD's professional services include Phase I clinical testing, laboratory services, Phase II-IV clinical trial management, clinical data management and biostatistical analysis, treatment Investigational New Drug Applications, medical writing and regulatory services and healthcare economics and outcomes research. PPD believes that it is one of a few CROs capable of providing such a broad range of clinical development services within the United States.

  CRO Industry Overview

     The CRO industry provides independent product development services to the pharmaceutical and biotechnology industries. In general, CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical and biotechnology companies. The CRO industry has evolved from providing limited clinical services in the 1970s to a full-service industry today that encompasses the clinical research process (including pre-clinical evaluations), study design, clinical trial management, data collection and biostatistical analysis and product registration support. All of these services are provided in accordance with applicable government regulations covering clinical trials and the drug approval process in the jurisdictions where the services are provided, including the regulations of the FDA in the United States.

     As a general matter, the CRO industry is not capital intensive and the financial costs of entry into the industry are relatively low. The CRO industry is highly fragmented, with several hundred small, limited-service providers, several medium-sized CROs and a few full-service CROs with international capabilities. Although there are few barriers to entry for small, limited-service providers, PPD believes that there are significant barriers to becoming a full-service CRO with international capabilities. Some of these barriers include the cost and experience necessary to develop broad therapeutic expertise, the ability to manage complex clinical trials, the experience to prepare regulatory submissions and the infrastructure and experience to respond to the international needs of clients.

  Trends Affecting the CRO Industry

     In 1994, worldwide expenditures on research and development by pharmaceutical and biotechnology companies are estimated to have been $30 billion, of which PPD estimates $20 billion was spent on drug development activities of the type offered by the CRO industry. PPD believes that approximately $1.5 billion of such spending was outsourced to CROs.

     PPD believes that the outsourcing of drug development activities by pharmaceutical and biotechnology companies has been increasing and will continue to increase for the following reasons:

     Cost Containment Pressures

     Market forces and governmental initiatives have placed significant pressure on pharmaceutical and biotechnology companies to reduce drug prices. Pressures on profit margins have arisen from increased competition as a result of patent expiration, market acceptance of generic drugs, and governmental and private efforts to reduce healthcare costs. In addition, private managed care organizations are beginning to limit the selection of drugs from which affiliated physicians may prescribe, thereby further increasing competition among pharmaceutical and biotechnology companies. PPD believes that the pharmaceutical industry is responding to these pressures by downsizing operations, decentralizing the internal research and development process and converting the fixed costs of maintaining a research and development infrastructure to variable costs by outsourcing drug development activities to CROs. The downsizing of research and development activities also creates demand for CROs as internal development bottlenecks arise when a large number of compounds emerge from the research process and need to be pushed through the development pipeline. In addition, increased pressure to differentiate products and to generate support for product pricing serves as the foundation for growth in the area of healthcare economics, both with respect to drugs under development and to products already on the market.

     Revenue Enhancement Through Faster Drug Development

     Pharmaceutical and biotechnology companies face increased pressure to bring innovative, patent-protected medicines to market in the shortest possible time, while following good science practices and adhering to government regulations. Pharmaceutical and biotechnology companies are attempting to increase the speed of new product development, and thereby maximize the period of marketing exclusivity and economic returns for their products, by outsourcing development activities to CROs. PPD believes that CROs, by providing specialized development services, are often able to perform the needed services with a higher level of expertise or specialization, and more quickly, than a pharmaceutical or biotechnology company could perform such services internally. In addition, some pharmaceutical and biotechnology companies are beginning to contract with large full-service CROs to conduct all phases of clinical trials for new product programs lasting several years, rather than separately contracting specific phases of drug development to several different CROs, an approach which PPD believes may result in shorter overall development times.

     Biotechnology Industry Growth

     The United States biotechnology industry has grown rapidly over the last ten years and is developing significant numbers of new drug candidates that will require regulatory approval. Many of these new drug candidates are now moving into clinical development and many biotechnology companies do not have the necessary staff, expertise or financial resources to conduct clinical trials on their own. Accordingly, many of these companies have chosen to outsource the product development process rather than expend significant time and resources to develop an internal clinical development capability. Further, as a result of recent product development setbacks encountered by some biotechnology companies, PPD's experience suggests that biotechnology companies are increasingly turning to CROs for their sophisticated regulatory expertise. Moreover, the biotechnology industry is expanding into and within Europe, providing growth opportunities for CROs with international capabilities.

     Need for International Support

     Pharmaceutical and biotechnology companies are attempting simultaneous filings of registration packages in several major jurisdictions rather than following the past practice of sequential filings. The studies to support such registration packages may include a combination of multinational and domestic trials. Pharmaceutical and biotechnology companies may turn to CROs for assistance with such trials as well as collecting, analyzing, integrating and reporting the data. PPD believes that CROs with an international presence and management experience in the simultaneous filing of multiple applications may benefit from these trends.

     Consolidation in the CRO Industry

     As a result of competitive pressures, the CRO industry is consolidating. Mergers and acquisitions have resulted in the emergence of several large, full-service CROs that have the capital, technical and financial resources to conduct all phases of clinical trials on behalf of pharmaceutical and biotechnology companies. As pharmaceutical and biotechnology companies increasingly outsource development, they may turn to larger CROs that provide a broad range of clinical services, while at the same time they may also limit the number of CROs they choose to provide such services. PPD believes that this trend will further concentrate market share among larger CROs with a track record of speed, flexibility, responsiveness and overall development experience and expertise.

  Company Strategy

     PPD's fundamental strategy is to distinguish its services on the basis of superior performance. PPD strives to deliver to its clients efficient and innovative services that accelerate the rate of new product development. PPD intends to expand the depth and breadth of its services by (i) capitalizing on its managerial and operational strengths, (ii) focusing on the hiring and training of its staff and on its strategic marketing initiatives, (iii) developing its services in healthcare economics and communications consulting and (iv) pursuing strategic acquisition, geographical expansion and technological innovation opportunities.

     Management and Operational Strength

     PPD is guided by senior management who have spent much of their careers as development experts within major pharmaceutical companies and who have a record of success before the United States Food and Drug Administration (the "FDA"). PPD concentrates on its core operational strengths in all phases of clinical studies and other critical path studies such as treatment Investigational New Drug Applications. Timely performance is based on parallel drug development processes and leveraging the knowledge and experience of management and investigators. Basic medical, scientific and regulatory services continue to be integrated with, and streamlined through, advances in various areas of technology, all directed toward a reduction in overall development times. PPD emphasizes efficiencies in each phase of clinical trials, data acquisition, data management and analysis, report writing and report filing, in order to reduce the time and cost of obtaining regulatory approval for its clients' products. As a means of differentiating itself from its competitors, PPD emphasizes therapeutic area specialization, in particular in the areas of virology/AIDS/infectious diseases, gastroenterology/metabolic diseases, critical care, pulmonary/allergy and central nervous system. See "-- Clients and Marketing".

     Hiring and Training

     PPD's success is based on the quality and dedication of its employees. PPD strives to hire the best available people in terms of ability, attitude, experience and fit with PPD's performance philosophy. New employees are trained extensively, and PPD believes that it is an industry leader in the thoroughness of its training programs. In addition, employees are encouraged to upgrade their skill level through internal and external training. As new technologies develop, employees are equipped with and trained to make use of such technological innovations.

     Strategic Marketing

     PPD carefully focuses its marketing and sales efforts with an emphasis on high volume clients with needs in the service segments and therapeutic areas in which PPD specializes. Direct salespeople concentrate on a group of assigned clients, marketing across service segments. PPD's business development personnel consult with potential clients early in the bidding stage in order to determine their needs. The business development personnel and PPD's project managers then invest significant time to determine the optimal way to design and carry out the potential client's proposal. PPD's recommendations to the potential client with respect to study design and implementation are an integral part of PPD's bids and an important aspect of the integrated services that PPD offers to its clients. PPD believes that its extensive preliminary efforts relating to the evaluation of a potential client's proposed clinical protocol and implementation plan allow accelerated commencement of the clinical trial after a contract has been awarded to PPD.

     Healthcare Economics and Outcomes Research

     The healthcare market in the United States is evolving from a fragmented system of individual providers with little incentive to control costs to a managed care system in which large managed care organizations attempt to lower the cost of healthcare through a number of means. PPD believes that such market dynamics support the need for healthcare economics analysis and outcomes research. PPD offers programs integrating such analysis in clinical development programs to support regulatory approval, as well as pricing, marketing and reimbursement strategies. While PPD's current focus in this area is on its traditional client base within the pharmaceutical and biotechnology industries, both with respect to drugs under development and products already on the market, PPD expects to extend such services to payers and providers as well.

     Acquisitions

     PPD will continue to actively seek strategic acquisitions, both within and outside current CRO service segments. Acquisition candidates must provide opportunities for innovation, synergy and growth. For example, PPD's criteria for acquisitions may include complementary client lists, ability to increase market share within and across clients, complementary therapeutic area and service segment strengths, strategic geographic capabilities or particular process expertise.

     Geography

     Outside of the United States, PPD currently has operations in Australia and the United Kingdom, as well as experience in conducting clinical trials in Canada and Central and South America. PPD has identified certain strategic areas of promise where CROs currently have limited or no presence. PPD intends to selectively pursue these and other strategic opportunities internationally.

     Technology

     PPD believes that optimizing the use of information technology in conjunction with drug development experience can accelerate the development process and yield valuable marketing information. PPD has experience in the use of information technology in clinical trial management and offers or is developing a wide range of technology-based services, including initial market research and study design, remote monitoring and data acquisition, ongoing study management, outcomes research, patient and disease management and the filing of Computer Assisted New Drug Applications and Product License Applications. PPD believes that the use of third-party systems and selective internally developed software allows it to offer its clients the best available technology for expediting the drug development process.

  Services

     PPD has designed its various services to be flexible and integrated in order to assist its clients in optimizing their research and development spending through the clinical stages of the drug development process. See "The Drug Development Process". PPD provides Phase I clinical testing, laboratory services, Phase II-IV clinical trial management, clinical data management and biostatistical analysis, treatment Investigational New Drug Applications, medical writing and regulatory services and healthcare economics and outcomes research for its clients. PPD's services can be provided individually or as an integrated package of services to meet its clients' needs.

     Phase I Clinical Testing

     After an Investigational New Drug Application has been filed with the FDA, human testing of a new drug can begin. The drug is typically first administered to healthy volunteers to determine the drug's basic safety data based on tolerance, absorption, metabolization, excretion and other pharmacological actions. Later, special studies are conducted in volunteers and special patient populations to further define the drug's overall pharmacological profile. PPD conducts its Phase I clinical testing services in its 66-bed Clinical Research Unit located near Research Triangle Park, North Carolina. The Clinical Research Unit's professional nursing staff administers general Phase I safety tests, special population studies and bioavailability and bioequivalence testing. Special population studies may involve the elderly, women or patients with specific diagnoses such as renal failure or asymptomatic HIV disease. Bioavailability and bioequivalence testing, generally conducted each time the dosage, form or formulation of the drug is modified, involves administration of the test compounds and obtaining biological fluids sequentially over time to measure absorption, distribution, metabolization and excretion of the drug.

     PPD attempts to manage its Clinical Research Unit services to maximize scheduling flexibility and efficiency. The services also can be smoothly and quickly integrated with PPD's other service segments such as laboratory, pharmacokinetic and biostatistical services. PPD is one of a few full-service CROs offering Phase I clinical testing in the United States.

     Laboratory Services

     PPD provides bioanalytical and product analysis services through its laboratory in Madison, Wisconsin. Biological fluid samples from clinical studies such as those conducted by PPD's Clinical Research Unit must be transported to a laboratory such as PPD's to be analyzed for drug and metabolite content and concentration. PPD currently has approximately 350 validated assays available for its clients' use in conducting laboratory analyses, thereby qualifying PPD for a wide range of assignments. PPD's laboratory also processes fluid samples from pre-clinical studies.

     Product analysis services include dissolution and stability studies which are necessary to characterize a dosage form's release patterns and stability under various environmental conditions in the intended package for marketing. These studies must be carried out over the commercial life of products, beginning at the clinical trial stage. New formulations require the same set of studies as the original dosage form.

     PPD is one of a few full-service CROs able to offer its clients the advantages of both bioanalytical and product analysis services and a Phase I clinical testing unit in the United States.

     Phase II-IV Clinical Trial Management

     The core of PPD's business is a comprehensive package of services for the conduct of Phase II-IV clinical trials, which, in concert with its other analytical and Phase I testing services, allows PPD to offer its clients an integrated package of clinical management services. PPD has significant clinical trials experience in the therapeutic areas of virology/AIDS/infectious diseases, gastroenterology/metabolic diseases, critical care, pulmonary/allergy and central nervous system.

     Clients' needs are served by conducting clinical trials through a dedicated project team. A project manager supervises all aspects of the conduct of the clinical trial, while PPD's clinical research associates are in the field, monitoring the trial at the various investigational sites where it is being conducted. Within this project-oriented structure, PPD can manage every aspect of clinical trials in Phases II through IV of the drug development process, including protocol development, case report form ("CRF") design, feasibility studies, investigator selection, recruitment and training, site initiation and monitoring, accelerated patient enrollment, development of training materials for investigators and training of clients' staff.

     PPD monitors its clinical trials in strict adherence to government regulations. PPD has adopted standard operating procedures which are intended to satisfy regulatory requirements and serve as a tool for controlling and enhancing the quality of its clinical trials. PPD's procedures are written in accordance with the regulations and guidelines appropriate to the region where they will be used, thus ensuring compliance with Good Clinical Practice ("GCP") requirements. In North America, FDA regulations and guidelines serve as a basis for PPD's procedures. Within Europe, all work is carried out in accordance with the European Community Note for Guidance, "Good Clinical Practice for Trials on Medicinal Products in the European Community". Data generated during clinical trials are compiled, analyzed, interpreted and submitted in report form to the FDA or other relevant regulatory agencies for purposes of obtaining regulatory approval.

     PPD provides its clients with one or more of the following core Phase II-IV clinical trials management services using parallel processing to accelerate the development process:

          Study Design. PPD serves its clients in the critical area of study design by applying its wide development experience in the preparation of the study protocols and CRFs. The study protocol defines the medical issues to be examined in evaluating the safety and efficacy of the drug under study, the number of patients required to produce statistically valid results, the clinical tests to be performed in the study, the time period over which the study will be conducted, the frequency and dosage of drug administration and the exact inclusion and exclusion criteria to be met for the patients enrolled in the study. The success of the study depends not only on the ability of the protocol to correctly predict requirements of regulatory authorities, but also on the ability of the protocol to fit coherently with the

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

     other aspects of the development process and the ultimate marketing strategy for the drug. This includes healthcare economic components to support rational pricing and positioning. See "-- Trends Affecting the CRO Industry -- Healthcare Economics and Outcomes Research".

          Once the study protocol has been finalized, CRFs must be developed to record the desired information to be obtained from the clinical studies. The various other disciplines involved in the drug development process, including data management, must work closely with the clinical trial management project team to assure that the right data are acquired in a form which is most efficient for subsequent data entry, management and reporting. Proper CRF design is critical to allowing investigators and field monitors to conduct their respective jobs quickly, accurately and effectively.

          Investigator Recruitment. During the clinical trials, administration of the drug to patients is supervised by physicians, also referred to as investigators, at hospitals, clinics or other locations, also referred to as investigational sites. PPD solicits the participation in the study of investigators who contract directly with either PPD or its client. The successful rapid identification and recruitment of investigators who have the appropriate expertise and an adequate base of patients who satisfy the requirements of the study protocol are critical to the timely completion of the trial.

          PPD maintains and constantly expands and refines its computerized database of approximately 2,700 investigators. Information regarding PPD's experience with these investigators, including factors relevant to rapid study initiation, are contained in the database. This information allows project managers to choose the appropriate investigators for a particular study in an efficient manner.

          Study Monitoring. PPD provides study monitoring services which include investigational site initiation, patient enrollment assistance and data collection through subsequent site visits. These visits also serve to assure that data are gathered according to GCP, according to the requirements of the client and applicable regulatory authorities and as specified in the study protocol.

          Project management and field monitoring services are the operational heart of Phase II and III clinical studies. In most instances a project will meet, exceed or fail to meet expected timeliness for completion based on meeting deadlines during the first few months of study initiation. Therefore, PPD focuses at an early stage on identifying and quickly completing the critical rate-limiting steps of screening and selecting investigators, processing pre-study regulatory paperwork, obtaining institutional review board approvals and scheduling investigational site initiation visits. Drugs under study cannot be released to the investigational sites, and thus the study cannot begin until these activities have been completed.

          Following study initiation, PPD utilizes all appropriate methods of accelerating patient recruitment. This may involve PPD's integrated systems of telephone recruitment, telefaxing and media advertising.

          Patient data must be obtained from the field efficiently, quickly and accurately to speed subsequent data entry, management and analysis and report writing. PPD acquires data via visits by its field monitors to investigative sites and by electronic means. Field monitors are equipped with laptop computers for the purpose of data collection.

          PPD has monitored many clinical trials, including a number of very large studies. For example, PPD is in its second five-year contract with the National Institutes of Health ("NIH") to monitor investigational sites for AIDS treatment related trials sponsored by the NIH. This project involves approximately 200 investigational sites and a total enrollment of approximately 58,000 patients. In another example, PPD recently completed managing on behalf of an existing client the clinical trials conducted pursuant to a series of four protocols relating to a major New Drug Application in the gastroenterology therapeutic area. These trials involved approximately 2,500 patients at 115 to 161 investigational sites per protocol. Patients were followed for up to six months.

     Clinical Data Management and Biostatistical Analysis

     PPD's data management and biostatistical analysis operations are managed by professionals with extensive pharmaceutical and biotechnology industry experience in the design and construction of local and

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

multinational clinical trial databases. PPD provides clients with assistance in such areas as study design, sample size determination, CRF design and production, fax-based monitoring, database design and construction, New Drug Application preparation and production, including electronic submissions to the FDA, known as Computer Assisted New Drug Applications, and FDA presentations and defense.

     Data management and biostatistical analysis services are offered as discrete products and as part of an integrated drug development program. During the design of development plans and protocols, PPD offers consulting services relating to, and the determination of, sample size parameters for patient enrollment, development of data analysis plans and randomization schemes. During the conduct of clinical trials, PPD assists in the rapid acquisition of clean and accurate data. Following completion of the clinical trials, PPD assists in report preparation and FDA presentations. PPD's biostatisticians may participate with clients in meetings with the FDA to present and defend biostatistical analyses prepared by PPD. PPD has expertise in electronically capturing and integrating geographically diverse data. PPD employs SAS, Oracle and BBN Clintrial software, as specified by clients, combined with customized programs developed by PPD.

     Drug development time is reduced by performing data management and biostatistical analysis activities in parallel with other drug development activities where possible. For example, data management personnel work with clinical program managers and field monitors to continuously enter data, program output tables and listings and validate the database so that there is a rapid progression from data lock, to database freeze, to final tables and listings preparation and to biostatistical analyses. Similarly, there is a close working relationship with medical writing and regulatory services personnel.

     Treatment Investigational New Drug Applications

     A treatment Investigational New Drug Application is an application by a pharmaceutical or biotechnology sponsor and the associated procedure to allow patients to receive treatment with an investigational new drug for a serious or immediate life-threatening disease, such as AIDS or multiple sclerosis, for which no comparable or satisfactory therapy is available. This treatment is provided during the clinical trial phase of development, but outside the controlled clinical trial. For promising new drugs, the treatment Investigational New Drug Application has the advantage of getting the new drug into an expanded patient base early, as well as allowing earlier publicity about the potential success of the drug. PPD's involvement in a treatment Investigational New Drug Application may range from monitoring the treatment to an integrated service project involving full investigational site management, data management and biostatistical analysis and report writing.

     Medical Writing and Regulatory Services

     PPD provides report writing and regulatory services to its clients in a manner designed to complement parallel development processes to reduce overall development time. Strategic plan and protocol design services provided at the beginning of a project, combined with clear, concise data presentation, analysis and discussion at the completion of the project assist the client in obtaining regulatory approvals. These services are fully integrated with PPD's other services to assure maximum speed consistent with good service and regulatory compliance. In a recent example of service integration, a draft report was submitted to a biotechnology client 11.5 months from the first telephone call from the client. During the 11.5 months, the study protocol and CRFs were developed with the client, investigators were recruited, 50 sites were initiated, approximately 500 patients were enrolled in tertiary care centers and data were entered, analyzed and reported. The study was critical both in timing and importance to PPD's client. PPD's successful completion of this project was attributable to its management's experience with fast track submissions for blockbuster drugs, combined with the superior performance of its employees.

     PPD maintains a large internal compliance and quality assurance department to provide in-process monitoring of GCP performance. PPD also offers these services to clients to assess their own trials, whether conducted by the client or another CRO.

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

     Healthcare Economics and Outcomes Research

     PPD is developing a number of services in the healthcare economics area to be offered to pharmaceutical and biotechnology companies as well as managed care payers and providers. These services include prospective and retrospective clinicoeconomics analysis, quality of life and drug therapy evaluation, large sample market research, clinical hypothesis testing for product marketing, enhanced patient, investigator and managed care plan recruiting, managed care consulting, patient therapeutic support systems and disease management consulting.

  Clients and Marketing

     PPD provides development services to pharmaceutical and biotechnology companies. For the year ended December 31, 1995, approximately 75% of PPD's net revenues were attributable to clinical services and the remainder was attributable to laboratory services. For the year ended December 31, 1995, PPD's net revenue was derived approximately as follows:

                                                                              PERCENTAGE OF
                                     SOURCE                                    NET REVENUE
    ------------------------------------------------------------------------  -------------
    Pharmaceutical..........................................................       75.5%
    Biotechnology...........................................................       15.5
    Government (NIH)........................................................        7.0
    Other...................................................................        2.0

     From 1992 through 1995, PPD's net revenue derived from biotechnology clients has increased from approximately 4% to 15.5%. PPD has provided services to 23 of the top 25 pharmaceutical companies in the world as ranked by 1994 research and development spending. For the year ended December 31, 1995, PPD's net revenue derived from clinical service contracts was divided among therapeutic categories approximately as follows:

                                                                              PERCENTAGE OF
                                                                            CLINICAL SERVICES
                               THERAPEUTIC AREA                                NET REVENUE
    ----------------------------------------------------------------------  -----------------
    Virology/AIDS/infectious diseases.....................................         25.1%
    Gastroenterology/metabolic diseases...................................         28.5
    Critical care.........................................................         12.7
    Pulmonary/allergy.....................................................         16.2
    Central nervous system................................................          7.5
    Other.................................................................         10.0

     PPD provides services to the pharmaceutical and biotechnology industries and its revenues are highly dependent on expenditures on research and development by clients in these industries. Accordingly, PPD's operations could be materially and adversely affected by general economic downturns in these industries, the current trend toward consolidation in these industries or other factors resulting in a decrease in research and development expenditures. Furthermore, PPD has benefited to date from the increasing tendency of pharmaceutical and biotechnology companies to outsource large clinical research projects. Should this trend be reversed, the revenues of PPD could be materially and adversely affected. PPD believes that concentration of business among certain large customers is not uncommon in the CRO industry. PPD has experienced such concentration in the past and may experience such concentration in the future. During 1994, two of PPD's clients, both major international pharmaceutical companies, accounted for 10% or more (approximately 23% and 10%, respectively) of PPD's net revenue. During 1995, only the larger of such clients accounted for more than 10% (approximately 13%) of PPD's net revenue. While PPD has attempted to reduce its reliance on a limited number of major customers, there can be no assurance that PPD's business will not continue to be dependent on such customers. The loss of business from a significant customer could have a material adverse effect on PPD.

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

  Contractual Arrangements

     Most of PPD's contracts are fixed price, with some variable components, and range in duration from a few months to several years. Generally, for multi-year contracts involving clinical trials, a portion of the contract fee is paid at the time the trial is initiated, with the balance of the contract fee payable in installments over the trial duration. The installment payments are typically performance-based, relating payment to previously negotiated events, such as investigator recruitment, patient enrollment or delivery of databases. Since PPD's contracts are predominantly fixed price, PPD bears the risk of cost overruns but benefits if costs are lower than anticipated. Under-pricing of contracts or significant cost overruns could have a material adverse effect on PPD. Most of PPD's contracts for the provision of its services, including contracts with government agencies, are terminable by the client upon 30 to 90 days' notice under certain circumstances, including the client's unilateral decision to terminate the development of the product or end the study. Contracts may be terminated for a variety of reasons, including the failure of a product to satisfy safety requirements, unexpected or undesired results of the product, the client's decision to forego a particular study or insufficient patient enrollment or investigator recruitment. Although the contracts typically require payment of certain fees for winding down the study and, in some cases, a termination fee, the loss of a large contract or the loss of multiple contracts could materially and adversely affect PPD.

  Backlog

     Backlog consists of anticipated gross and net revenue from letters of intent and contracts that have not been completed. Net revenue is defined as professional fee income (gross revenue) less reimbursed costs consisting principally of investigator fees and travel. Once contracted work begins, net revenue is recognized over the life of the contract. In certain cases, PPD begins work for a client before a contract is signed. Accordingly, backlog does not include anticipated net revenue for which PPD has begun work but for which PPD does not have a letter of intent or signed contract, or fee for service contracts with no specified amount.

     PPD believes that its backlog as of any date is not necessarily a meaningful predictor of future results because backlog can be affected by a number of factors, including variable size and duration of contracts, many of which are performed over several years. Additionally, contracts generally are subject to early termination by the client or delay by regulatory authorities for many reasons, including unexpected test results. Moreover, the scope of a contract can change during the course of a study. There can be no assurances that PPD will be able to fully realize all of its backlog as net revenue.


  Competition


     The CRO industry consists of several hundred small, limited-service providers, several medium-sized CROs and a few full-service global drug development companies. The CRO industry is consolidating and, in recent years, several large, full-service competitors have emerged, some of which have substantially greater capital, technical, financial and other resources than PPD. This trend of industry consolidation will likely result in greater competition among the larger CROs for clients and acquisition candidates. PPD's competitors include ClinTrials Research Inc., Corning Pharmaceutical Services, Inc., APBI, IBAH, Inc., Parexel International Corporation and Quintiles Transnational Corporation. PPD also competes against certain medium-sized companies. Additionally, PPD competes against other CROs and the in-house research and development departments of pharmaceutical and biotechnology companies, as well as universities and teaching hospitals. In addition, there are few barriers to entry for small, limited-service entities considering entering the CRO industry. These entities may compete against larger CROs for clients. Furthermore, the CRO industry has attracted the attention of the investment community, which could lead to increased competition by increasing the availability of financial resources for CROs. Increased competition may lead to price and other forms of competition that may adversely affect PPD's operating results.

     CROs compete on the basis of several things, including reputation for on-time quality performance, expertise and experience in specific therapeutic areas, scope of service offerings, strengths in various geographic markets, technological expertise and systems, ability to acquire, process, analyze and report data in a time-saving accurate manner, ability to manage large-scale clinical trials both domestically and internation-

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

ally, expertise and experience in healthcare economics and communication. PPD believes that it competes favorably in these areas.

  Potential Liability and Insurance

     Clinical research services involve the testing of new drugs on human volunteers pursuant to a study protocol. Such testing exposes PPD to the risk of liability for personal injury or death to patients resulting from, among other things, possible unforeseen adverse side effects or improper administration of the new drug. Many of these patients are already seriously ill and are at risk of further illness or death. PPD attempts to manage its risk of liability for personal injury or death to patients from administration of products under study through measures such as contractual indemnification provisions with clients and through insurance maintained by clients. The contractual indemnifications generally do not protect PPD against certain of its own actions, such as negligence. The contractual arrangements are subject to negotiation with clients and the terms and scope of such indemnification vary from client to client and from trial to trial. Although most of PPD's clients are large, well capitalized companies, the financial performance of these indemnities is not secured. Therefore, PPD bears the risk that the indemnifying party may not have the financial ability to fulfill its indemnification obligations. PPD could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is beyond the scope of an indemnity provision or beyond the scope or level of insurance coverage maintained by the client or where the indemnifying party does not fulfill its indemnification obligations. PPD does not currently maintain liability insurance with respect to these risks.

  The Drug Development Process

     Before a new drug is marketed, the drug must undergo extensive testing and regulatory review in order to determine that it is safe and effective. The development process consists of two stages: pre-clinical and clinical. The first stage is the pre-clinical research, in which the new drug is tested in vitro (test tube) and in animals, generally over a one-to-three-year period, in order to determine the basic biological activity and safety of the drug. If the drug is perceived to be safe for human testing, the drug then undergoes a series of clinical tests in humans. During the clinical stage, one of the most time-consuming and expensive parts of the drug development process, the drug undergoes a series of tests in humans, including healthy volunteers and patients with the targeted disease or condition.

     Prior to commencing human clinical trials in the United States, the sponsor must file an Investigational New Drug ("IND") application with the FDA. In order to receive IND status, the sponsor of the new drug must provide available manufacturing data, pre-clinical data, information about any use of the drug in humans in other countries or in the United States for other purposes, and a detailed plan for the conduct of the proposed clinical trials. The design of these trials, also referred to as the study protocols, is essential to the success of the drug development effort because the protocols must correctly anticipate the nature of the data to be generated and results that the FDA will require before approving the drug. In the absence of any FDA comments within 30 days after the IND filing, human clinical trials may begin.

     Although there is no statutory definition of the structure or design of clinical trials, human trials usually start on a small scale to assess safety and then expand to larger trials to test efficacy. These trials are usually grouped into the following three phases, with multiple trials generally conducted within each phase:

        - Phase I. Phase I trials involve testing the drug on a limited number of healthy individuals, typically 20 to 80 persons, to determine the drug's basic safety data relating to tolerance, absorption, metabolization and excretion as well as other pharmacological indications and actions. This phase lasts an average of six months to one year.

        - Phase II. Phase II trials involve testing a small number-of volunteer patients, typically 100 to 200 persons who suffer from the targeted disease or condition, to determine the drug's effectiveness and dose response relationship. This phase lasts an average of one to two years.

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

        - Phase III. Phase III trials involve testing large numbers of patients, typically several hundred to several thousand persons, to verify efficacy on a large scale, as well as long-term safety. These trials involve numerous sites and generally last two to three years.

     After the successful completion of all three clinical phases, the sponsor of a new drug in the United States submits a New Drug Application ("NDA") to the FDA requesting that the product be approved for marketing. The NDA is a comprehensive, multi-volume filing that includes, among other things, the results of all pre-clinical and clinical studies, information about the drug's composition and the sponsor's plans for producing, packaging and labeling the drug. In addition, while the FDA does not use price as a criterion for approving a new drug, advisory panels of scientists that help the FDA evaluate new types of therapies have started taking cost into consideration. The FDA's review of an NDA can last from a few months, for drugs related to life-threatening circumstances, to many years, with the average review lasting two and one-half years. Drugs that successfully complete this review may be marketed in the United States, subject to the conditions imposed by the FDA.

     As a condition to its approval of a drug, the FDA may require that a sponsor conduct additional clinical trials following receipt of NDA approval to monitor long-term risks and benefits, study different dosage levels, or evaluate different safety and efficacy parameters in target patient populations. In recent years the FDA has increased its reliance on these trials, known as Phase IV trials, which allow new drugs that show early promise to reach patients without the delay associated with the conventional review process. Phase IV trials usually involve thousands of patients.

     The pre-clinical and clinical testing and approval processes for biologics are substantially similar to those for drugs except that the results of clinical trials are submitted in the form of a Product License Application rather than an NDA.

  Government Regulation

     The laboratory services performed by PPD are subject to various regulatory requirements designed to ensure the quality and integrity of the testing process. The industry standards for conducting laboratory testing are embodied in the regulations for Good Laboratory Practice ("GLP") and Good Manufacturing Practice ("GMP"). GLP and GNP have been adopted by the FDA, by the Department of Health in the United Kingdom and by similar regulatory authorities in other parts of the world GLP and GMP stipulate requirements for facilities, equipment and professional staff. The regulations require standardization procedures for studies, for recording and reporting data and for retaining appropriate records. To help ensure compliance, PPD has established quality assurance controls at its laboratory facility which monitor ongoing compliance with GLP and GMP regulations by auditing test data and conducting regular inspections of testing procedures.

     The industry standard for the conduct of clinical research and development studies is embodied in the regulations for GCP. Although GCP has not been formally adopted by the FDA nor, with certain exceptions, by similar regulatory authorities in other countries, certain provisions of GCP have been included in FDA regulations. As a matter of practice, the FDA and many other regulatory authorities require that test results submitted to such authorities be based on studies conducted in accordance with GCP. These regulations include (i) complying with FDA regulations governing the selection of qualified investigators, (ii) obtaining specific written commitments from the investigators, (iii) verifying that patient informed consent is obtained, (iv) monitoring the validity and accuracy of data, (v) verifying drug or device accountability, and (vi) instructing investigators to maintain records and reports. PPD must also maintain reports for each study for specified periods for inspection by the study sponsor and the FDA during audits. Noncompliance with GCP can result in the disqualification of data collection during the clinical trial.

     PPD's standard operating procedures are written in accordance with regulations and guidelines appropriate to the region where they will be used. Within Europe, all work is carried out in accordance with the European Community Note for Guidance "Good Clinical Practice for Trials on Medicinal Products in the European Community". In addition, FDA regulations and guidelines serve as a basis for PPD's North America standard operating procedures. From an international perspective when applicable, PPD has

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

implemented common standard operating procedures across regions to assure consistency whenever it is feasible and appropriate to do so.

     PPD's business depends on the continued strict government regulation of the drug development process, especially in the United States. Changes in regulation, including a relaxation in regulatory requirements or the introduction of simplified drug approval procedures, could materially and adversely affect the demand for the services offered by PPD.

     The failure on the part of PPD to comply with applicable regulations could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. Furthermore, the issuance of a notice of finding by the FDA to either PPD or its clients based upon a material violation by PPD of GCP, GLP or GMP requirements could materially and adversely affect PPD.

  Intellectual Property

     PPD has developed certain computer software and technically derived procedures intended to maximize the quality and efficiency of its services. Although PPD does not believe that its intellectual property rights are as important to its results of operations as are such factors as the technical expertise, knowledge, ability and experience of PPD's professionals, PPD believes that its technological capabilities provide significant benefits to its clients.

  Employees


     At December 31, 1995, PPD had approximately 546 employees (537 full-time and 9 part-time), approximately 21 of whom hold Ph.D., M.D., Pharm.D. or D.V.M. degrees and approximately 60 of whom hold other masters or postgraduate degrees. PPD believes that its relations with its employees are good.


     PPD's performance depends on its ability to attract and retain qualified professional, scientific and technical staff. The level of competition among employers for such skilled personnel is high. PPD believes that its employee benefit plans enhance employee morale, professional commitment and work productivity and provide an incentive for employees to remain with PPD. PPD, like many CROs and other companies, also relies on a number of key executives. The loss of the services of any of PPD's key executives could have a material and adverse effect on PPD. While PPD has not experienced any significant problems in attracting or retaining qualified staff, there can be no assurance that PPD will be able to avoid such problems in the future.

  Properties

     PPD leases all of its facilities. PPD's principal executive offices are located in Wilmington, North Carolina, where it leases approximately 49,000 square feet under various leases expiring between 1996 and 1998. In March 1996, PPD entered into a new 10-year build-to-suit lease for approximately 70,000 square feet in Wilmington, North Carolina. The new lessor has agreed to assume PPD's leases for its current Wilmington, North Carolina headquarters upon PPD's occupancy of the new premises.

     PPD also maintains offices in Morrisville, North Carolina; San Antonio, Texas; Madison, Wisconsin; Southampton, England; and Sydney, Australia. In Morrisville, PPD leases approximately 65,000 square feet of office space and patient testing facilities under leases expiring between 2000 and 2003. In January 1996, PPD entered into a new 15-year build-to-suit lease for approximately 44,000 square feet of laboratory space in Middleton, Wisconsin.

  Legal Proceedings

     PPD is not a party to any material pending legal proceedings other than ordinary routine litigation incidental to its business.

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

  Prior S Corporation Status and Reorganization

     Since its inception, PPD had elected to be treated for Federal income and certain state tax purposes as an S corporation under Subchapter S of the Code and comparable state laws. As a result, earnings of PPD for prior tax years have been included in the taxable income of its shareholders, and PPD has not been subject to income tax on such earnings, for federal and most state tax purposes. PPD has, however, been subject to franchise or capital taxes in certain states in which it is located or does business.

     PPD's S corporation status was terminated as of January 1, 1996 and, accordingly, PPD became fully subject to federal and state income taxes as of that date. In connection with the termination of PPD's S Corporation status, PPD distributed to its S corporation shareholders approximately (i) $4.7 million, representing substantially all of PPD's previously earned and undistributed taxable Subchapter S income ("Taxable Subchapter S Income") through September 30, 1995, and (ii) $1.8 million, representing PPD's estimate of the amount necessary to allow such shareholders to pay taxes related to the Taxable Subchapter S Income required to be recognized by such shareholders for the period January 1, 1995 through September 30, 1995 arising from PPD's adoption of the accrual method of accounting for tax purposes and taxes related to the Taxable Subchapter S Income required to be recognized by such shareholders for the period from October 1, 1995 through December 31, 1995 (collectively, the "S Corporation Distribution"). The approximately $6.5 million S Corporation Distribution was paid in cash and was funded (i) as to $5.5 million by a 30-day, 8%, term loan from Wachovia Bank of North Carolina, NA (the "Term Loan"), and
(ii) as to approximately $1.0 million from PPD's cash on hand.

     Prior to PPD's initial public offering in January 1996, certain of PPD's clinical research unit and laboratory services operations were conducted by Pharmaceutical Product Development Clinical Research Unit, Inc. ("PPD-CRU"). Five of the seven shareholders of PPD-CRU were shareholders of PPD. In January 1996, a wholly owned subsidiary of PPD was merged with and into PPD-CRU (the "PPD-CRU Merger"). PPD-CRU was the surviving corporation in the PPD-CRU Merger and thereby became a wholly owned subsidiary of PPD. In the PPD-CRU Merger, the shareholders of PPD-CRU received an aggregate of 144,431 shares of PPD Common Stock. In addition, PPD owned 79% of Gabbay Group Ltd. ("Gabbay") and PPD-Europe, Inc. ("PPD-Europe") owned the remaining 21% of Gabbay. All of the shareholders of PPD-Europe were shareholders of PPD. In January 1996, PPD-Europe was merged with and into PPD (the "PPD-Europe Merger"). As a result of the PPD-Europe Merger, Gabbay became a wholly owned subsidiary of PPD. In the PPD-Europe Merger, the shareholders of PPD-Europe received an aggregate of 2,814 shares of PPD Common Stock. Each of these mergers was structured so as to qualify as a tax-free reorganization under Section 368(a) of the Code.

     The termination of PPD's S corporation status, the payment of the S Corporation Distribution, the agreement to pay the Supplemental S Corporation Distribution, the PPD-CRU Merger, the PPD-Europe Merger, the amendment and restatement of PPD's Articles of Incorporation consummated in January 1996, and the distribution prior to such effectiveness to PPD's shareholders of record as of October 30, 1995 of a dividend of 62 shares of PPD Common Stock per share of PPD Common Stock are collectively referred to herein as the "Reorganization".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The discussion set forth in this Management's Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements which reflect the current view of PPD's management with respect to certain future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, and actual results may differ materially. Factors that could cause or contribute to such uncertainties include the effect on financial performance and future events of competitive pricing in the markets in which PPD offers its services, economic conditions generally and in PPD's industry statements, as well as those factors discussed elsewhere herein and in PPD's other periodic reports and registration statements filed with the Commission. See "Investment Considerations".

  General

     PPD is a leading CRO providing a broad range of integrated product development services across the globe to complement the research and development activities of many of the world's largest companies in the pharmaceutical and biotechnology industries. PPD's professional services include Phase I clinical testing, laboratory services, Phase II-IV clinical trial management, clinical data management and biostatistical analysis, treatment Investigational New Drug Applications, medical writing and regulatory services and healthcare economics and outcomes research.

     PPD has broadened its range of services in the United States and facilitated its offering of certain services in Europe through acquisitions and internal growth. In 1990, PPD opened its Phase I Clinical Research Unit ("PPD-CRU"), located near Research Triangle Park, North Carolina. In May 1994, PPD-CRU acquired Wisconsin Analytical and Research Services, Ltd. ("WARS"), an analytical laboratory located in Madison, Wisconsin. In August 1995, PPD acquired Southampton, England-based Gabbay, which specializes in clinical research services and training. Each of the acquisitions was accounted for under the purchase method with the acquired company's results being included in PPD's results from the effective date of acquisition. See Note 2 of Notes to Combined Financial Statements of PPD for additional information regarding these transactions.

     PPD's clinical research and development service contracts generally have terms ranging from several months to several years. A portion of the contractual fee is generally payable at the time the contract is entered into, with the balance payable in installments over the contract's term. Revenues from the contracts are generally recognized on a percentage of completion basis as work is performed, except for the contracts which PPD performs on a cost-plus basis. As is customary in the CRO industry, PPD routinely subcontracts with third party investigators in connection with clinical trials and with other third party service providers for laboratory analysis and other specialized services. These costs and other reimbursable costs are passed through to clients and are included in gross revenue, but, in accordance with industry practice, are deducted to arrive at net revenue. Reimbursed costs vary from contract to contract. Consistent with industry practice, PPD views growth in net revenue as its primary measure of revenue growth.

     PPD has experienced significant growth through internal expansion. Net revenue, excluding acquisitions, grew from $9.3 million in 1991 to $13.7 million in 1992, $20.8 million in 1993, $25.5 million in 1994 and $31.0 million in 1995.
PPD has supplemented internal growth through the acquisitions referenced above. Despite the cost of acquisitions, PPD has been profitable over the years ended 1991 through 1995.

     PPD's backlog consists of anticipated net revenue from letters of intent and contracts that have not been completed. At December 31, 1995, backlog was approximately $54.1 million, as compared to $23.5 million at December 31, 1994, a 130% increase. PPD believes that its backlog as of any date is not necessarily a meaningful predictor of future results and no assurances can be given that PPD will be able to fully realize all of its backlog as net revenue.

  Results of Operations

     Year Ended December 31, 1995 Compared with Year Ended December 31, 1994

     Net revenue for the year ended December 31, 1995 was $38.3 million, an increase of $9.4 million, or 32.6%, from $28.9 million in the comparable period in 1994. The increase was primarily the result of the performance of services pursuant to the large number of contracts which were entered into as a result of PPD's enhanced business development efforts during 1994 and 1995.

     Direct costs increased by $3.7 million, or 23.0%, to $19.5 million for the year ended December 31, 1995 from the $15.9 million in 1994, but decreased as a percentage of net revenue from 55.0% for the year ended December 31, 1994 to 51.0% for 1995. Direct costs include compensation and related fringe benefits for non-administrative employees and any other expenses directly related to contracts which are not included as reimbursed costs. The decrease in direct costs relative to net revenue was due principally to PPD's ability to perform its contracts more efficiently and the allocation of fixed costs over a larger revenue base as PPD's volume of business has grown.

     Selling, general and administrative expenses were $13.2 million for the year ended December 31, 1995, an increase of $4.7 million, or 55.8%, from $8.4 million in 1994. As a percentage of net revenue, selling, general and administrative expenses increased to 34.4% from 29.2%, principally due to increases in business development expenses, administrative staffing at the executive and middle management levels and the number of employees in finance, human resources and other administrative areas reflecting the continued growth of PPD.

     Depreciation and amortization increased by 47.7% rising to $1.5 million for the year ended December 31, 1995 from $1.0 million for 1994. The increase was principally related to purchases of furniture, fixtures and equipment as a result of significant increases in PPD's operations and amortization of goodwill related to acquisitions.

     Other income (expense), net, improved by $233,000, rising to $200,000 in net other income for the year ended December 31, 1995 from $33,000 in net other expense for 1994. The improvement was primarily the result of a $261,000 gain on the sale in September 1995 of PPD's investment in a telemarketing company which had commenced operations in April 1994.

     Year Ended December 31, 1994, Compared with Year Ended December 31, 1993

     Net revenue in 1994 was $28.9 million, an increase of $8.0 million, or 38.5%, from $20.8 million in 1993. This increase resulted principally from an increase in the number and size of contracts under management and the acquisition of WARS in May 1994, which accounted for $3.0 million of the increase.

     Direct costs increased by $3.3 million, or 26.7% to $15.9 million in 1994 from $12.5 million in 1993, but decreased as a percentage of net revenue from 60.1% in 1993 to 55.0% in 1994. This decrease was due principally to the Company's ability to perform its contracts more efficiently and the allocation of fixed costs over a larger revenue base as PPD's volume of business has grown.

     Selling, general and administrative expenses were $8.4 million in 1994, an increase of 98.2% from $4.3 million in 1993. As a percentage of net revenue, selling, general and administrative expenses increased to 29.2% from 20.4%. This increase was attributable principally to acquisitions and to an increase in the number of employees in management, business development and administrative functions to support PPD's growth.

     Depreciation and amortization increased by 112.5%, rising to $1,001,000 in 1994 from $471,000 in 1993. The increase was primarily attributable to capital expenditures for computers, office equipment and leasehold improvements related to the growth of PPD.

     Other income (expense), net, which consisted primarily of interest expense net of interest income, remained relatively stable, increasing from $10,000 in net other expense in 1993 to $33,000 in net other expense in 1994.

     Quarterly Results

     PPD's quarterly results have been, and are expected to continue to be, subject to fluctuations. Quarterly results can fluctuate as a result of a number of factors, including the commencement, completion or cancellation of large contracts, progress of ongoing contracts, acquisitions, the timing of start-up expenses for new offices and changes in the mix of services. Since a large percentage of PPD's operating costs are relatively fixed, variations in the timing and progress of large contracts can materially affect quarterly results. To the extent PPD's international business increases, exchange rate fluctuations may also influence these results. PPD believes that comparisons of its quarterly financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.


  Six Months Ended June 30, 1996 Compared with the Six Months Ended June 30,
1995



     Net income for the six months ended June 30, 1996 was $2.1 million, or $0.24 per share, compared to pro forma net income of $1.2 million, or $0.16 per share, in the second quarter of 1995. Pro forma net income for the six months ended June 30, 1995 includes a pro forma income tax provision. See Note 4 of Notes to Consolidated Financial Statements. The increase in net income during the six months ended June 30, 1996 is primarily attributable to the increase in net revenues over the same period in 1995 and continued management of PPD's infrastructure growth.



     Net revenue for the six months ended June 30, 1996 was $25.0 million, an increase of $7.4 million, or 42.2%, from $17.6 million for the comparable period in 1995. The increase was primarily the result of the performance of services pursuant to the large number of contracts which were entered into as a result of PPD's enhanced business development efforts during 1994 and 1995.



     Direct costs increased by $4.0 million, or 44.0%, to $13.1 million for the six months ended June 30, 1996 from the $9.1 million for the same period in 1995. Direct costs remain relatively stable as a percentage of net revenue increasing slightly from 51.9% for the six months ended June 30, 1995 to 52.5% for the comparable period in 1996. Direct costs include compensation and related fringe benefits for non-administrative employees and any other expenses directly related to contracts but not included as reimbursed costs.



     Selling, general and administrative expenses were $8.0 million for the six months ended June 30, 1996, an increase of $2.3 million, or 39.5%, from $5.7 million in the six months ended 1995. As a percentage of net revenue, selling, general and administrative expenses remain relatively stable, reflecting continued efforts to leverage PPD's infrastructure with continued growth in net revenues. Selling, general and administrative expenses as a percentage of net revenue for the six-month period ended June 30, 1996 were 31.8%, compared to 32.4% for the same period in 1995.



     Depreciation and amortization increased by 60.2%, rising to $990,000 for the six-month period ended June 30, 1996 from $618,000 for the same period in 1995. The increase was principally related to purchases of furniture, fixtures and equipment as a result of significant increases in PPD's operations and to amortization of goodwill related to acquisitions.



     Other income (expense), net, improved by $747,000, rising to $665,000 in net other income for the six months ended June 30, 1996 from $82,000 in net other expense for the six months ended June 30, 1995. The improvement was primarily the result of net interest income of $544,000 in the first six months of 1996, compared to net interest expense of $132,000 for the same period in 1995. Interest income during the first six months of 1996 is primarily the result of investment of funds received in connection with PPD's initial public offering in January 1996.


  Liquidity and Capital Resources

     PPD has historically funded its operations and growth, including acquisitions, with cash flow from operations and borrowings. Prior to January 24, 1996, the only issuance of equity securities over the last few years have been in the acquisition of WARS, the sale of stock to PPD's Chairman of the Board and stock awards to PPD's President. See Note 13 of Notes to Combined Financial Statements of PPD. Equity issued in the WARS transaction accounted for approximately 20% of the total purchase price. In January 1996, PPD completed an initial public offering of its Common Stock. Proceeds of the offering, after expenses, were approximately $37.2 million and a portion thereof was used to repay a $5.5 million loan.


     Total capital expenditures were approximately $2.9 million and $1.1 million for the six-month periods ended June 30, 1996 and 1995, respectively. Facilities expansion, additional furniture and a phone system upgrade accounted for a significant portion of the purchases in 1996, while computer and laboratory equipment accounted for a significant portion of the purchases in 1995.


     Cash increased during the six months ended June 30, 1996 primarily as a result of PPD's initial public offering. PPD invested most of the proceeds from its initial public offering in marketable securities. Marketable securities primarily consists of investments in U.S. Government or U.S. Government agencies debt. At June 30, 1996 total cash and marketable securities were $28.8 million.



     Accounts receivable and unbilled services increased to $20.5 million at June 30, 1996 compared to $15.8 million at December 31, 1995. Most of PPD's contracts for its services call for bills to be rendered based upon the achievement of certain project goals, or milestones. These milestones, while related to work performed, may call for installment payments that are not reflective of work performed for purposes of revenue recognition by PPD. As a result, billing by PPD (and therefore collection of receivables) and recognition of revenue do not necessarily coincide.


     In February 1996, PPD renegotiated a new credit facility with Wachovia Bank of North Carolina, N.A. The new facility consists of a $10 million Line of Credit with an additional discretionary line of credit for $20 million. Terms on the $10 million line are for one year, rates at LIBOR plus 120 basis points, or the Bank's Prime rate, with selection at PPD's option, and interest payable quarterly. Indebtedness under the Line is unsecured and subject to certain covenants relating to financial ratios and tangible net worth.

     The CRO industry is generally not capital intensive. PPD's principal cash needs on both a short-term and long-term basis are for the payment of salaries, office rent and the travel expenditures of its clinical research assistants. PPD has historically financed these expenditures through operations. PPD utilizes its working capital to finance these expenditures pending receipt of its receivables. Contract payments by PPD's clients vary according to the terms of each contract.


     PPD expects to continue expanding its operations through internal growth and strategic acquisitions. PPD expects such activities will be funded from existing cash and cash equivalents, cash flow from operations, the net proceeds from the offering and borrowings under its credit facility. PPD believes that such sources of cash will be sufficient to fund PPD's current operations for the foreseeable future. PPD is currently evaluating a number of acquisitions, including those of certain international companies with whom PPD has entered into letters of intent, Medisys (Barcelona, Spain), TriLife (Nuremberg, Germany) and Q&Q (Sao Paulo, Brazil), and other growth opportunities which may require additional external financing, and PPD may from time to time seek to obtain funds from public or private issuances of equity or debt securities.


  New Accounting Pronouncements

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-based Compensation", which provides companies the option to account for employee stock compensation awards based on their estimated fair value at the date of grant, resulting in a charge to income in the period the awards are granted, or to present pro forma footnote disclosure describing the effect to PPD's net income and net income per share data. SFAS No. 123 is effective for PPD's 1996 financial statements. PPD has not yet determined what impact, if any, the adoption of SFAS No. 123 will have on PPD's financial position or disclosure to its financial statements.

     Other pronouncements issued by the FASB with future effective dates are either not applicable or not material to the consolidated financial statements of PPD.

  Inflation

     PPD believes the effects of inflation generally do not have a material adverse effect on it results of operations or financial condition.

MANAGEMENT

     PPD's Bylaws provide that the number of directors constituting the Board of Directors shall be not less than eight (8) nor more than twelve (12). The number of director seats currently authorized is eight. Two directors are currently serving for a one-year term expiring in 1997 (Class I), three directors are currently serving for a two-year term expiring in 1998 (Class II) and three directors are currently serving for a three-year term expiring in 1999 (Class
III), in each case for such term and until his or her respective successor is elected and qualified. PPD's shareholders are being asked to approve an amendment to eliminate classification of the Board. See "The Merger
Transactions -- Approval of Amendment to PPD's Bylaws to Provide for Annual Election of Directors". None of the current PPD directors is related by blood, marriage or adoption to any other director or any executive officer of PPD, except that John A. McNeill, Jr. and Ronald B. McNeill are brothers.

     For information regarding the persons expected to be the directors and executive officers of PPD following the Merger, including biographical information regarding Drs. Mario, Eshelman, Bondurant and Wise and John A. McNeill, Jr., see "The Merger -- The Merger Agreement -- Board of Directors and Management of PPD After the Merger".

                                                                                       DIRECTOR
                                     NAME                                        AGE    SINCE
- -------------------------------------------------------------------------------  ---   --------
CLASS I
  W. Travis Porter, III........................................................  65      1994
  Patti S. Manuel..............................................................  40      1994
CLASS II
  Peter J. Wise, M.D...........................................................  61      1993
  Ronald B. McNeill............................................................  44      1989
  Stuart Bondurant, M.D........................................................  66      1994
CLASS III
  Ernest Mario, Ph.D...........................................................  57      1993
  Fredric N. Eshelman, Pharm.D.................................................  47      1990
  John A. McNeill, Jr..........................................................  46      1989

     Ronald B. McNeill has served as a director of PPD since its incorporation in 1989 and served as PPD's Vice President, Administration until August 1993. Mr. McNeill currently serves as Vice President of Liberty Commons Nursing Home, Inc. and of J.A. McNeill & Sons Inc. Mr. McNeill is also a partner in S&R Partnership, a developer of retirement facilities.

     W. Travis Porter, III has served as a director of PPD since February 1994. Mr. Porter has been a partner in Porter and Steel, PLLC, a law firm, since February 1990.

     Patti S. Manuel has served as a director of PPD since September 1994. Ms. Manuel currently serves as President -- Sales and Marketing, Sprint Business Services Group for Sprint Communications L.P., a telecommunications company, a position she has held since June 1994. Ms. Manuel was President -- Business Services for Sprint Communications L.P. from January 1993 to June 1994 and prior to that was Vice President -- Sales for Sprint Communications L.P.

  Information Concerning the PPD Board of Directors and Its Committees

     The business of PPD is under the general management of the Board of Directors as provided by the laws of North Carolina and the Bylaws of PPD. During the year ended December 31, 1995, the Board of Directors held five formal meetings, excluding actions that were taken by unanimous written consent during the year. Each member of the Board attended at least 75% of the 1995 meetings of the Board of Directors and Board committees of which he was a member.

     The Board currently has no Nominating Committee, but, pursuant to the Merger Agreement, shall establish such a committee consisting of the Chief Executive Officer of PPD, as chairman, one PPD director who was a PPD director prior to the Merger and one PPD director who was an APBI officer or director prior to the Merger. See "The Merger -- The Merger Agreement -- Board of Directors and Management of PPD After the Merger".

     The Board of Directors has recently established an Audit Committee and a Compensation Committee. The Audit Committee currently consists of Dr. Mario, Mr. Porter and Ms. Manuel. The Audit Committee is responsible for recommending to the Board of Directors the engagement of the independent auditors of PPD and reviewing with the independent auditors the scope and results of the audits, the internal accounting controls of PPD, audit practices and the professional services furnished by the internal auditors. The Compensation Committee currently consists of Drs. Mario and Bondurant and John A. McNeill, Jr. The Compensation Committee is responsible for reviewing and approving all compensation arrangements for the officers of PPD and for administering PPD's Equity Compensation Plan and Stock Option Plan for Non-Employee Directors. Pursuant to the Merger Agreement, there is to be one PPD director who was formerly an APBI officer or director on each committee of the PPD Board of Directors until the 1998 Annual Meeting of Shareholders of PPD.

  Director Compensation

     Directors who are employees of PPD receive no compensation for serving on the Board of Directors. Non-employee directors of PPD who were not shareholders of PPD prior to its initial public offering receive a fee of $5,000 for each meeting of the Board of Directors attended in person and $1,500 for each meeting of the Board of Directors participated in telephonically. In addition, under PPD's Stock Option Plan for Non-Employee Directors, each member of PPD's Board of Directors who is not a full- or part-time employee of PPD, who was not such an employee at any time during the 12 months immediately preceding his or her election to the Board and who was not a shareholder of PPD on the date such plan was adopted shall automatically be granted a fully vested option to purchase 5,000 shares of Common Stock, at an exercise price equal to the fair market value as of the date of grant, on the later of the date he or she becomes a director or the effective date of PPD's initial public offering in January 1996.

  Executive Compensation

     Summary Compensation

     The following table sets forth total compensation paid by PPD to the Named Executive Officers for their services in all capacities during the years ended December 31, 1995 and 1994:

                                                                   ANNUAL
                                                                COMPENSATION
                   NAME AND PRINCIPAL                        ------------------    ALL OTHER
                        POSITION                      YEAR    SALARY     BONUS    COMPENSATION
    ------------------------------------------------  ----   --------   -------   ------------
    Fredric N. Eshelman.............................  1995   $375,768        --     $355,439(1)
      Vice Chairman and Chief Executive Officer       1994    289,017        --      600,571(2)
    Peter J. Wise...................................  1995    178,438        --       12,307(3)
      President and Chief Operating Officer           1994    177,623        --        8,320(3)(4)
    Terrence W. Mischler............................  1995    160,574    20,000        8,716(5)
      Senior Vice President of Governmental and       1994    153,168    16,000        4,225(5)
      International Affairs
    Joshua S. Baker.................................  1995    122,064        --           --
      Senior Vice President, Operations               1994     78,503(6)      --          --

- ---------------

(1) Represents premiums with respect to life insurance paid by PPD of $31,716, 401(k) plan matching contributions of $7,249 and an S corporation dividend distribution of $316,474 sufficient to pay income taxes on the earnings of PPD that were treated as having been earned by the individual as a shareholder.
(2) Represents premiums with respect to life insurance paid by PPD of $28,898, 401(k) plan matching contributions of $3,576 and an S corporation dividend distribution of $568,097 sufficient to pay income taxes on the earnings of PPD that were treated as having been earned by the individual as a shareholder.
(3) Represents an S corporation dividend distribution sufficient to pay income taxes on the earnings of PPD that were treated as having been earned by the individual as a shareholder.

(4) During 1993, PPD granted 110,250 shares of restricted Common Stock to Dr. Wise. On the date of the grant, the value of such shares was approximately $292,000.
(5) Represents 401(k) plan matching contributions.
(6) Dr. Baker began his employment with PPD in May 1994.

     Employment Agreements

     Fredric N. Eshelman and Peter J. Wise each entered into an Employment Agreement with PPD on July 1, 1995. Each of such Employment Agreements provides that the rights and obligations of PPD under such agreement will be assigned by PPD to the successors in interest of PPD. Dr. Eshelman's Employment Agreement expires on June 30, 1997. It provides for an annual base salary of $395,000 and a one-time cash payment of $211,540 to be made prior to the end of 1995. The Employment Agreement also entitles Dr. Eshelman to an annual cash bonus in an amount to be determined by the Compensation Committee. Dr. Wise's Employment Agreement expires on June 30, 1996 and provides for an annual base salary of $190,000. In addition, Dr. Wise is entitled to an annual cash bonus in an amount to be determined by the Compensation Committee.

     Terrence W. Mischler entered into an Employment Agreement with PPD in October 1995. The Employment Agreement expires in October 1996 and provides for an annual base salary of $170,000. The Employment Agreement also provides that the rights and obligations of PPD under such agreement may be assigned by PPD to the successors in interest of PPD.

     Rudy C. Howard entered into an Employment Agreement with PPD in October 1995, to serve as Chief Financial Officer, Vice President Finance, Secretary and Treasurer. The Employment Agreement expires on September 30, 1997 and provides for an annual base salary of $160,000. The Employment Agreement also provides that in the event of a change of control of PPD that leads to the termination of Mr. Howard's employment for reasons other than just cause as provided in the Employment Agreement, Mr. Howard shall be paid upon such termination an amount equal to twice the annual salary to which Mr. Howard is entitled at the time of such termination.

     Report of the Compensation Committee on Executive Compensation

     PPD's Compensation Committee was formed in October 1995, and is composed entirely of three outside directors who review, evaluate and approve a compensation system for PPD's executive officers. It is the Compensation Committee's intent to survey the compensation policies and practices of other pharmaceutical and biotechnology companies, including other contract research organizations (the "Survey Companies"), in order to establish a compensation system which is competitive to that provided by such other companies and which rewards executive performance.

     Executive Pay Policy. At the time the Compensation Committee was formed, all of PPD's executive officers already had entered into employment agreements with PPD which establish their current base salaries. In addition, some of the employment agreements provide for annual cash bonuses in amounts to be determined by the Compensation Committee. Since the Committee was not established until late 1995, the Committee has not had sufficient time to establish a comprehensive compensation system for PPD's executive officers and therefore did not approve any substantial bonuses in 1995. The Committee believes that PPD's executive officers were fairly compensated in 1995.

     Specific Compensation Programs. The Compensation Committee intends to establish a compensation policy for PPD's executive officers which will include a mix of base salary, annual cash bonus awards and long-term incentive compensation in the form of stock options. The compensation system will be performance oriented and shall be intended to achieve long-term shareholder returns. Base salaries for the Chief Executive Officer and other executive officers will be reviewed on a regular basis and at such times as new employment agreements, if any, are entered into by PPD with its executive officers. The salary ranges will be competitive for similar positions at the Survey Companies.

     The Committee will award cash bonuses based upon appropriate performance targets set in advance by the Compensation Committee. In determining bonuses for PPD's executive officers, the Committee will consider a number of factors, including PPD's earnings performance, market share, quality of strategic plans and leadership in connection with specific projects and programs.

     The Committee intends to develop a comprehensive long-term incentive plan which will include stock option awards and possibly other forms of long-term incentive compensation.

     PPD's executive officers also participate in other benefit programs provided by PPD to its employees generally, including its 401(k) retirement plan, medical plan and other such benefit plans, subject to the eligibility requirements of the plans.

     Performance Evaluation. The Compensation Committee will meet without the Chief Executive Officer to evaluate his performance, and to evaluate the performance of other executive officers. Decisions on executive officers' salaries and salary increases will be based on individual performance evaluations.

     The Chief Executive Officer's base salary in 1995 was paid pursuant to an employment agreement approved by the Board of Directors of PPD prior to establishment of the Compensation Committee. The cash bonus to be paid to the Chief Executive Officer under the terms of his employment agreement was deferred until 1996. No stock options or other long-term incentive awards were made to the Chief Executive Officer or any other executive officer in 1995.

          Submitted by:  THE COMPENSATION COMMITTEE

                         Ernest Mario, Ph.D., Chairman
                         John A. McNeill, Jr.
                         Stuart Bondurant, M.D.

  Compensation Committee Interlocks and Insider Participation

     The members of the Compensation Committee are Drs. Mario and Bondurant and John A. McNeill, Jr. None of such persons was at any time during the fiscal year ended December 31, 1995 or at any other time an officer or employee of PPD, except that Mr. McNeill served as PPD's President from 1989 until July 1990 and as Chairman of the Board of PPD from 1989 until July 1993. No executive officer of PPD serves as a member of the Board of Directors or Compensation Committee of any entity which has one or more executive officers serving as a member of PPD's Board of Directors or Compensation Committee.

PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information regarding the ownership of shares of PPD Common Stock as of July 31, 1996, by (i) each person known by PPD to own beneficially more than 5% of the outstanding shares of Common Stock,
(ii) each director and director nominee of PPD, (iii) each of PPD's Chief Executive Officer and three most highly compensated executive officers other than the Chief Executive Officer whose cash compensation for the year ended December 31, 1995 exceeded $100,000 (collectively, the "Named Executive Officers"), and (iv) all current directors and executive officers of PPD as a group. Except as indicated in footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of PPD Common Stock indicated.

                                                                         SHARES
                                                                      BENEFICIALLY       PERCENTAGE
                                NAME                                     OWNED            OWNED(1)
- --------------------------------------------------------------------  ------------       ----------
Fredric N. Eshelman.................................................     3,045,878         33.0%
John A. McNeill, Jr.................................................     1,522,939          16.5
Ronald B. McNeill...................................................     1,522,939          16.5
Ernest Mario........................................................       637,783           6.9
Peter J. Wise(2)....................................................       115,212           1.2
Joshua S. Baker(3)..................................................        20,000          *
Terrence W. Mischler(4).............................................        11,000          *
W. Travis Porter, III(5)............................................         9,500          *
Patti S. Manuel(5)..................................................         5,000          *
Stuart Bondurant(5).................................................         5,000          *
All directors and executive officers as a group (11 persons)(6).....     6,944,351          74.4


- ---------------

  * Less than one percent.

(1) As of July 31, 1996, PPD had 9,245,295 shares of Common Stock outstanding. Share ownership in each case includes shares issuable upon exercise of outstanding options that may be exercised within 60 days after July 31, 1996 for purposes of computing the percentage of PPD Common Stock owned by such person but not for purposes of computing the percentage owned by any other person.

(2) Includes 3,000 shares held by Dr. Wise's wife.
(3) Includes 20,000 shares of PPD Common Stock issuable pursuant to options.
(4) Includes 10,000 shares of PPD Common Stock issuable pursuant to options.
(5) Includes 5,000 shares of PPD Common Stock issuable pursuant to options.
(6) Includes shares referenced in footnotes (2)-(5). Also includes 4,100 shares and 45,000 additional shares underlying options held by executive officers other than the Named Executive Officers.


     As noted in the table above, PPD's executive officers and directors own approximately 74% of the outstanding shares of Common Stock. Accordingly, such persons are in a position to influence the election of PPD's directors and the outcome of corporate actions requiring shareholder approval, such as the approval of the Merger Agreement and the Merger Transactions.


CERTAIN TRANSACTIONS

     PPD currently leases its principal executive offices in Wilmington, North Carolina under various leases with LOI Building, Inc. ("LOI"). Each of John A. McNeill, Jr. and Ronald B. McNeill, directors of PPD, owns 7.3% of the capital stock of LOI. Total annual payments under such leases in 1993, 1994 and 1995 were approximately $390,000, $430,000 and $341,000, respectively. Upon commencement of the new lease in connection with the planned relocation of PPD's principal executive offices, PPD will be released from all obligations under its leases with LOI.

     Fredric N. Eshelman, the Chief Executive Officer of PPD, owns 50% of the capital stock of E.M. Associates, Inc. ("Associates") and each of John A. McNeill, Jr. and Ronald B. McNeill, directors of PPD, owns 25% of the capital stock of Associates. Associates operates a clinical investigation review board which, in compliance with FDA regulations, evaluates research activities involving human subjects to ensure the protection of such subjects. In 1993, 1994 and 1995, PPD incurred expenses to Associates for certain investigation review board services rendered by Associates of approximately $183,000, $191,000 and $102,000, respectively.

     In January 1996, PPD effected a reorganization, pursuant to which, among other things, (i) certain shareholders of the Corporation received distributions aggregating $5,471,000, representing substantially all of PPD's previously earned and undistributed Subchapter S income through September 30, 1995 and the amount necessary to allow such shareholders to pay taxes related to such income;
(ii) certain shareholders of PPD received an aggregate of 147,245 shares of Common Stock in the mergers pursuant to which Pharmaceutical Product Development Clinical Research Unit, Inc. and PPD-Europe, Inc. became wholly owned subsidiaries of PPD; and (iii) the shareholders of record as of October 30, 1995 received a dividend of 62 shares of Common Stock per share of Common Stock.

DESCRIPTION OF CAPITAL STOCK

  Common Stock

     PPD currently has authorized 30 million shares of Common Stock, par value $.10 per share, which number is proposed to be increased to 95 million. See "The Merger Transactions -- Approval of Amendment to PPD's Articles of Incorporation to Increase Authorized Shares". Following the Merger, approximately 21,214,379 shares of PPD Common Stock will be issued and outstanding. Holders of Common Stock are entitled to one vote for each share held of record on all matters which are submitted to a vote of shareholders and are not entitled to cumulative voting in the election of directors. Subject to any preferential rights of holders of Preferred Stock, holders of Common Stock are entitled to receive dividends, if any, as declared from time to time by the Board of Directors out of assets legally available for such purpose. See "Summary -- Market Prices and Dividend Policies". On dissolution of PPD, holders of Common Stock are entitled to a pro rata portion of all assets available for distribution after payment of creditors and the liquidation preference of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights or other rights to subscribe for additional shares. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the Merger will be, fully paid and nonassessable.

  Preferred Stock

     PPD has authorized 5 million shares of Preferred Stock, par value $.10 per share. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of PPD is authorized from time to time to designate by resolution one or more classes or series of Preferred Stock and the powers, preferences and rights, and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series or the designation of such class or series. The issuance of Preferred Stock or the existence of the unissued Preferred Stock could have the effect of delaying, deferring or preventing a change in control of PPD. PPD has no present plan to issue any shares of Preferred Stock.

  Certain Provisions of PPD's Restated Articles of Incorporation and Bylaws

     General

     Certain provisions of PPD's Restated Articles of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest. The following summary of such provisions is not intended to be complete and is qualified in all respects by the provisions of PPD's Restated Articles of Incorporation and Bylaws.

     Classification of Board of Directors

     Pursuant to PPD's Bylaws, the Board of Directors of PPD is currently divided into three classes, as nearly equal in number as may be, with terms expiring in succession at annual meetings of PPD's shareholders. As a result of the classification of the Board of Directors of PPD, approximately one-third of the members of the Board of Directors is elected each year and two annual meetings are required for PPD's shareholders to change a majority of the members constituting the Board of Directors.

     PPD's shareholders are being asked to approve an amendment to eliminate classification of the Board. See "The Merger Transactions -- Approval of Amendment to PPD's Bylaws to Provide for Annual Election of Directors".

     Nomination and Removal of Directors; Filling of Vacancies

     The Bylaws provide that nominations for the election of directors may only be made by the Board of Directors, a nominating committee of the Board of Directors or by any shareholder entitled to vote generally in the election of directors where such shareholder complies with certain notice provisions. In addition, the

Restated Articles of Incorporation and the Bylaws provide that (i) a director may be removed from office with cause by the affirmative note of 75% of all eligible votes present in person or by proxy at a meeting of shareholders at which a quorum is present, (ii) a director may be removed from office without cause by the affirmative vote of 75% of all eligible votes present in person or by proxy at a meeting of shareholders at which a quorum is present, provided that removal without cause is recommended to the shareholders by the Board of Directors pursuant to a vote of not less than 75% of the directors then in office and (iii) vacancies on the Board of Directors may be filled only by the remaining directors. The purpose of these provisions is to prevent a majority shareholder from circumventing the classified board systems by removing the directors and filling the vacancies with new individuals selected by that shareholder. Accordingly, these provisions may have the effect of impeding efforts to gain control of the board by anyone who obtains a controlling interest in PPD's Common Stock.

     Amendment of Restated Articles of Incorporation

     The Restated Articles of Incorporation provide that they may not be amended except pursuant to the affirmative vote of 75% of all eligible votes present in person or by proxy at a meeting of shareholders at which a quorum is present, provided that such provision shall not apply, and the provisions of North Carolina law otherwise applicably shall apply, to an amendment approved by the Board of Directors of PPD by resolution adopted by two-thirds of all disinterested directors then in office.

     Amendment of Bylaws

     The Bylaws may be amended or repealed and new Bylaws may be adopted by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present or by the shareholders at any regular or special meeting of shareholders at which a quorum is present if the votes cast favoring such action exceed the votes cast opposing such action, provided that (a) any provision of the Bylaws adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the Board of Directors, but only by the affirmative vote of 75% of all eligible votes present at a meeting of shareholders at which a quorum is present, unless such Bylaw authorizes the Board of Directors to readopt, amend or repeal that particular Bylaw, and (b) the Board of Directors shall not have power to adopt a Bylaw (i) changing the statutory requirement for a quorum of shareholders or action by shareholders, (ii) providing for the management of PPD otherwise than by the Board of Directors or the committees, thereof, (iii) except as otherwise provided in the Bylaws, increasing or decreasing the fixed number for the size of the Board of Directors or range of Directors, or changing from a fixed number to a range, or vice versa, or (iv) classifying and staggering the election of directors.

     Supermajority Vote Requirement

     The Restated Articles of Incorporation provide that, except as set forth in the next sentence, the affirmative vote or the consent of the holders of not less than 75% of the outstanding shares of stock of PPD entitled to vote on a particular matter shall be required (a) to adopt any agreement for, or to approve, the merger or consolidation of PPD or any affiliate of PPD with or into any other person, (b) to authorize any sale, transfer, or exchange to any other person of all or substantially all of the assets of the corporation or any other affiliate, or (c) to authorize the issuance or transfer by PPD or any affiliate of any voting securities of PPD or any affiliate in exchange or payment for the securities or assets of any other person, if such authorization is otherwise required by law or by agreement between PPD and any national securities exchange or by any other agreement to which PPD or any affiliate is a party. The Restated Articles of Incorporation provide, however, that the foregoing voting requirement shall not apply, and the provisions of North Carolina law otherwise applicable shall apply, to (a) any transaction described in the previous sentence if the Board of Directors by resolution shall have approved such transaction by a two-thirds vote of all directors then in office or (b) any such transaction if the other party to such transaction is a corporation of which a majority of the outstanding shares of all classes of stock entitled to vote in elections of directors is owned of record or beneficially by PPD or its affiliates. The requirement of a supermajority vote of shareholders to approve such transactions may discourage a change in control of PPD by allowing shareholders holding less than a majority of the shares of

Common Stock to prevent a transaction favored by those shareholders holding a majority of such shares. Also, the Board of Directors could cause the supermajority vote to be required to approve such transactions, thereby enabling management to retain control over the affairs of PPD and their positions with PPD.

     Constituencies

     The Restated Articles of Incorporation provide that in evaluating the merits of any transaction described above under the heading "Supermajority Vote Requirement", or any offer of a person to make a tender or exchange offer for any equity security of PPD, the Board of Directors shall, in connection with the exercise of its judgment in determining what is in the best interest of PPD and its shareholders, give due consideration to all relevant factors, including, without limitation, the social and economic effects on the employees, customers, suppliers, and other constituents of PPD and its affiliates, and on the communities in which PPD and its affiliates operate or are located. This constituency provision may discourage or make more difficult certain acquisition proposals or business combinations and, accordingly, may affect the ability of PPD's shareholders to benefit from certain transaction opposed by PPD's Board of Directors.

     Special Meetings of Shareholders

     The Bylaws provide that special meetings of the shareholders, for any purposes, unless otherwise prescribed by statute, may be called only by the President, the Chairman of the Board, the Chief Executive Officer, a majority of the Board of Directors then in office or the holders of not less than 75% of all the outstanding shares of PPD entitled to vote at a meeting. As a result, this provision, taken together with the restriction on the removal of directors, would restrict the shareholders from compelling the consideration of proposals over the opposition of the Board of Directors.

     Shareholder Proposals

     The Bylaws provide that shareholders who desire to bring business before a meeting of shareholders must follow specified procedures, including advanced written notice to PPD. This provision may make it more difficult for shareholder proposals to be considered at shareholder meetings.

  Registration Rights

     Pursuant to a Registration Rights Agreement entered into with all of PPD's shareholders prior to its initial public offering (the "Holders"), PPD agreed that commencing January 24, 1997, the Holders will have the right on up to two occasions to request that PPD use its reasonable efforts to register under the Securities Act shares of Common Stock held by the Holders. If any such registration is to be made other than on Form S-3, the Holders must request registration of at least 1,041,270 shares (or any lesser number of shares if the anticipated aggregate merger price would exceed $10 million). If any such registration is to be made on Form S-3, the Holders must request registration of such number of shares that would result in an anticipated aggregate merger price of $2 million. PPD will not be required to effect a registration of shares pursuant to a request of Holders within 180 days following the effective date of a registration statement pertaining to a public offering of securities for the account of PPD and PPD may defer a registration for a period of 60 days if in the good faith opinion of the Board of Directors of PPD such registration would interfere with any material transaction then being pursued by PPD.

     In addition, if PPD registers any of its securities under the Securities Act, subject to certain limitations, the Holders will have the right to have their shares of Common Stock included in such registration. Such incidental registration rights are subject to the right of the managing underwriters of any underwritten offering to limit the number of the Holders' shares to be included in such offering.

     PPD will be required to bear the expenses of all such registration, other than underwriting discounts and commissions.


     In connection with the Merger, it is anticipated that the Registration Rights Agreement will be amended to include as Holders John D. Bryer, Kenneth H. Harper, Joseph H. Highland, John H. Timoney and Stephen L. Waechter (the "New Holders"). The proposed amendment will also provide that, unless otherwise agreed among the Holders, the shares of stock to be registered (other than pursuant to an over-allotment) shall be allocated 16% (but in any event not greater than 400,000 shares) to the New Holders, and that any over allotment shall be allocated pro rata among the Holders based upon the total number of shares held.

  Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is Wachovia Bank of North Carolina, N.A.

                   CERTAIN INFORMATION CONCERNING MERGER SUB

     Wilmington Merger Corp., a North Carolina corporation and a wholly owned subsidiary of PPD ("Merger Sub"), is a corporation recently organized in connection with the Merger, and has not conducted any other business. The principal executive offices of Merger Sub are located at 115 North Third Street, 5th Floor, Wilmington, North Carolina 28401, and its telephone number at that address is (910) 251-0081.

                      CERTAIN INFORMATION CONCERNING APBI

BUSINESS

  Company Overview

     APBI is a holding company providing financial and operational support for its subsidiaries which include Pharmaco International Inc. (formerly Pharmaco LSR International Inc.); Clinix International Inc., operating under the trade name of the Chicago Center for Clinical Research ("CCCR"); and APBI Environmental Sciences Group, Inc., operating under the trade name ENVIRON. Together, these companies provide a broad range of research and consulting services in the life and environmental sciences. Services provided include clinical research and development through Pharmaco International Inc. and CCCR, and assessment and management of chemical and environmental health risk through ENVIRON. These services are provided under contract to clients in the pharmaceutical, general chemical, agrochemical, biotechnology, and other industries throughout the world.

     In early 1995, APBI announced the adoption of a strategic plan focusing on the growth and expansion of its clinical development services and environmental consulting businesses. APBI believes that these core businesses provide the best opportunities for profitable growth and enhancement of shareholder value. Consistent with its strategic plan, APBI has undertaken a mix of divestiture and acquisition initiatives aimed at redefining the type of services offered by APBI.

     APBI was incorporated in September 1986 under the laws of the State of Delaware and has grown through internal expansion and acquisitions.

     Life Sciences Group

     APBI's Life Sciences Group provides services through Pharmaco International Inc., a wholly owned subsidiary of APBI, and its wholly owned European subsidiaries (collectively "Pharmaco"); and Clinix International Inc. ("Clinix"), currently operating through one division using the trade name CCCR.

     Pharmaco is a leading full-service CRO providing services to customers worldwide in the pharmaceutical, biotechnology and medical device industries. Pharmaco's services support clinical development from Phase I through Phase V and include clinical trials management, biostatistical analysis, data management, analytical chemistry, packaging of clinical trial drugs, regulatory consulting, and Food and Drug Administration ("FDA") liaison services. These services provide a variable cost alternative to the fixed costs associated with in-house pharmaceutical and biotechnology company research and development. Pharmaco is committed to offering high-quality, outsourced clinical research and development services and reducing drug development time.

     Clinix was established in 1995 as a wholly owned subsidiary of APBI. In August 1995, Clinix acquired the business and substantially all of the assets of CCCR, a nationally recognized organization which conducts clinical trials in the pharmaceutical and food and nutrition industries. The consideration for the acquisition consisted of 634,188 shares of APBI's common stock, with an estimated value of $4.0 million at the time of the acquisition, and the assumption of substantially all of CCCR's outstanding liabilities. APBI believes the acquisition of CCCR is of strategic importance in enhancing and expanding the range of clinical development services offered through its Life Sciences Group.

     On November 21, 1995, APBI sold to Huntingdon International Holdings plc ("Huntingdon") its toxicology laboratories, located in New Jersey and Suffolk, England. In connection with the sale of the New Jersey toxicology laboratory, which operated as a division of Pharmaco International Inc., Huntingdon acquired substantially all of the assets of the laboratory and assumed substantially all related liabilities. In connection with the sale of the toxicology laboratory located in Suffolk, England, Huntingdon acquired all of the capital stock of Pharmaco LSR Ltd., a wholly owned subsidiary of APBI. APBI received as consideration cash proceeds of $32.5 million, plus an additional $6.0 million for an equal amount of cash conveyed to Huntingdon as part of the sale. The consideration received also included APBI's acquisition of Huntingdon's

Phase I clinical center located in Leicester, England, at an agreed-upon value of $4.5 million. The cash proceeds from this transaction were used to pay off APBI's term loan and revolving credit facility.

     The performance of APBI's toxicology division had been below expectations in recent years, and the sale of the toxicology division furthered APBI's strategic plan to refocus on its clinical development services in the Life Sciences Group.

     Environmental Sciences Group

     The Environmental Sciences Group provides services through APBI Environmental Sciences Group, Inc., operating under the trade name ENVIRON.

     ENVIRON is a multidisciplinary environmental and health sciences consulting firm that provides a broad range of services relating to the presence of hazardous substances in the environment, in drugs and medical devices, in consumer products, and in the workplace. Services provided by ENVIRON are concentrated in the assessment and management of chemical risk and are characterized by engagements supporting private sector clients with complex, potentially high-liability concerns.

     Astrix Software Technology ("ASTRIX") was a division which developed and marketed data analysis software systems for use in analytical laboratory settings. In furtherance of its strategic business refocus, the division was sold on August 11, 1995, in a management buy-out led by Astrix employees. In exchange for the assets of Astrix, APBI received a note for $0.3 million, which was equivalent to the net book value of the division.

     Environmental Testing and Certification Corp. ("ETC") was APBI's former environmental analytical laboratory division. APBI's two-year divestiture effort with respect to its investment in this division was substantially completed during 1995.

  Industry Overview

     Life Sciences Group

     New Drug Development. APBI's Life Sciences Group focuses on the development of pharmaceutical, chemical, biotechnology, and other products through the clinical testing of the effects of pharmaceutical products on humans. The services offered are designed to facilitate the timely progression of these products through the development pipeline and to secure marketing approval. Before a new prescription drug may be marketed, it must first undergo extensive testing and regulatory review to determine its safety and efficacy. The development process consists of two stages: pre-clinical and clinical.

     Pre-clinical Research. Pre-clinical research consists of laboratory and animal testing, generally over a one- to three-year period, to determine the toxicity and biological safety of the drug. As previously discussed, APBI provided this service until November 21, 1995, when it sold its two toxicology laboratories to Huntingdon.

     Clinical Research. In the United States, a drug sponsor must file an Investigational New Drug Application ("IND") with the United States FDA before the commencement of human testing of a drug. The IND includes pre-clinical testing results and sets forth the sponsor's plans for conducting human clinical trials. The design of these plans is also referred to as the clinical study protocol. Human clinical trials may begin 30 days after the IND is filed, unless notified otherwise by the FDA.

     Phase I (6 to 12 months in duration). Phase I studies are frequently "first time in human" studies, which are generally conducted on 20 to 80 healthy volunteers, primarily to test for safety in treating a particular disease, and to determine the absorption, distribution, metabolism and excretion of a particular product in people. During Phase I development, single- and multiple-dose tolerance tests are conducted, which serve to establish safe dosage ranges.

     Phase II (1 to 2 years in duration). During Phase II, drugs are administered to a limited number of patients, typically 100 to 200, with a targeted disease or condition, primarily to investigate therapeutic efficacy.

These trials may include dose-ranging studies to establish optimal dosages and usually include testing against a placebo or a currently marketed drug.

     Phase III (1 to 3 years in duration). During Phase III, the drug is tested in hundreds or thousands of patients with the targeted symptoms or disease. Phase III studies establish more clearly the drug's efficacy and safety, and may also include drug interaction testing with other medications likely to be administered to patients with that disease. Clinical data are generally submitted to the FDA, or the equivalent regulatory bodies in Europe and elsewhere, at the end of Phase III for the purpose of registering the drug in the United States or other jurisdictions.

     Phase I, II, and III trials are generally of three types: (i) open-label trials, in which both the patient and the investigating physician know which drug is being administered, (ii) single blind trials, in which the patient does not know which drug (or placebo) is being administered, and (iii) double blind trials, in which neither the patient nor the investigator knows which drug (or placebo) is being administered. Phase III trials that occur before regulatory submissions are made are sometimes referred to as Phase IIIa trials.

     Phase IIIb and IV (1 to 4 years in duration). Once a drug is close to being or has been approved for general distribution, it continues to be evaluated through pre- and post-market surveillance studies. These studies may involve the accumulation of data from several thousand users of the drug to monitor adverse reactions and further to confirm the drug's safety. The Phase IIIb (trials that occur after regulatory submissions are made) and IV studies may require less frequent clinical monitoring and oversight than Phase I, II, and IIIa studies.

     Phase V. Phase V studies are conducted after approval for general distribution and are designed to generate data to support additional clinical indications. The methodology used for these studies is similar to that of Phase IV trials.

     Companies in the pharmaceutical and biotechnology industries worldwide are outsourcing a more significant portion of their drug development services to the CRO industry. APBI believes a number of factors will cause the outsourcing trend to continue, including the following:

          Increased Time Pressures. Time pressures are leading pharmaceutical and biotechnology companies to outsource to CROs drug development services, in which success is predicated on the rapid enrollment of patients and the reduction of the drug development time. Reducing the time it takes to get a new drug to market reduces costs, maintains margins, accelerates revenue realization, and can secure market positioning.

          Cost Containment Pressures. Drug companies are looking at more efficient ways to conduct business to ease margin pressures as a result of various influences, including efforts by managed care organizations to control prices, foreign price controls, patent expirations, increased competition from generic drugs, and more stringent regulatory requirements.

          Sustaining Quality. Drug companies and experienced clinical development staff have required the CRO industry to develop state-of-the-art data systems which can be integrated into clinical development management ensuring data quality and efficiency.

          Globalization of Research and Development. Many companies are attempting to maximize the return from a given drug by pursuing regulatory approvals in multiple countries simultaneously rather than sequentially. This globalization of clinical research and development activities has increased the demand for global CRO services, as the drug companies may look to CROs for expertise and knowledge of the regulations in countries other than the U.S. and to manage trials based on those requirements.

          Biotechnology Industry Growth. The biotechnology industry has developed a number of key drugs requiring FDA market approval. Biotechnology companies typically do not have the in-depth experience or resources to conduct clinical trials. Accordingly, many biotechnology companies are seeking CROs to perform the trials to avoid the costs of expanding into the clinical research area.

          Consolidation in the Pharmaceutical Industry. In the past several years, many pharmaceutical companies have merged or formed corporate alliances with each other and with biotechnology companies. Once consolidated, the companies have further streamlined by taking advantage of the economies-of-scale created by reducing jobs and outsourcing to variable cost CROs.

          Regulatory Pressures. As discussed below, many countries have enacted laws and regulations requiring the testing of drugs, biologicals, and other substances prior to obtaining governmental approval to market them. Many companies in the pharmaceutical and biotechnology industries have determined that it is more cost-effective to use service companies in the CRO industry to perform certain, or all, of the required testing because of such companies' familiarity and expertise with applicable laws and regulations.

     Environmental Sciences Group

     The environmental industry has long been dependent upon governmental programs and regulations developed in response to concerns regarding the safety of chemicals in the air, water, food, consumer products, and land. Historically, much of the growth experienced by environmental firms has come from assisting private sector clients to respond to the regulatory systems that have been put into place at both the federal and state levels.

     For the next several years, APBI believes that the environmental industry will find continued, but more limited, opportunities to grow. To what extent new or existing regulations will provide a growing base of business depends largely on how the differences between the views of the current Congress and the President are resolved and on the outcome of the Congressional and Presidential elections in November 1996. In addition, after many years of dealing with problems created in the past, general industry, especially the manufacturing, industrial, and chemical concerns, is now able to turn its attention to current operations and prevention of future environmental issues. The industry's proactive approach will create new and expanding opportunities for the environmental industry. For example, leaders in industry are already developing programs to incorporate safety, health, and environmental considerations into their product and process design. A growing area for the environmental industry to provide services is in assisting companies to incorporate environmental and public health concerns into plans for effective corporate strategic growth.

     APBI believes that international opportunities for environmental industry growth will continue to expand as the world moves toward a global economy. Companies seeking to enter the world economy will need assistance in developing environmental management systems and in monitoring these programs for compliance with international standards. In addition, as world markets become more developed, opportunities will increase for the environmental industry to assist private firms in merger and acquisition planning and in general evaluation and management of environmental and public health risks.

  Regulatory Environment

     The market for the services offered in both APBI's Life Sciences Group and Environmental Sciences Group has developed as a result of significant laws and regulations governing the development and testing of certain drugs and hazardous substances and the impact of hazardous substances on the environment.

     Many countries require safety testing prior to obtaining governmental approval to market various substances, including pharmaceutical products, industrial chemicals, and agrochemicals. The most significant laws and regulations concern the safety of pharmaceutical products. The results of clinical tests conducted upon pharmaceutical products must be submitted to appropriate government agencies, such as the FDA in the U.S., the European Committee for Proprietary Medicinal Products and national regulatory agencies in Europe, and the Ministry of Health and Welfare in Japan, as part of the relevant pre-market approval process in individual countries.

     Manufacturers of industrial chemicals and agrochemicals must also comply with toxicological testing requirements in connection with the pre-market approval process. In recent years, heightened concern over the presence of potentially toxic substances in the environment has focused attention on the need to evaluate the effects of existing and new chemical substances. As a result, regulations have been enacted in many jurisdictions expanding the regulatory process for industrial chemical and agrochemical products, including the Toxic Substances Control Act ("TSCA") and the Federal Insecticide, Fungicide & Rodenticide Act in the United States ("FIFRA"), and the council Directive 91/414/EEC in Europe.

     The management and remediation of hazardous substances in the environment are also subject to extensive federal legislation in the U.S., including the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA", commonly known as the "Superfund" legislation) and the Superfund Amendment and Reauthorization Act of 1986 ("SARA"), which address problems involving the remediation of past waste disposal practices; the Resource Conservation and Recovery Act of 1976 ("RCRA") and the Hazardous Solid Waste Amendments of 1984, which regulate the management of newly created wastes; the Safe Drinking Water Act of 1974; the Clean Water Act; the Occupational Safety and Health Act ("OSHA"); and the 1990 Clean Air Act Amendments. In addition, state authorities have enacted significant environmental legislation, including California's Safe Drinking Water and Toxic Enforcement Act of 1986 and New Jersey's Industrial Site Recovery Act ("ISRA", formerly "ECRA").

  Services Offered

     Life Sciences Group

     Pharmaco provides a full range of clinical research and development services, including clinical trials management and study design, biostatistical analysis, data management, regulatory affairs, medical writing, quality assurance services, consulting services, peer review, clinical trial laboratory services, analytical chemistry, and packaging of clinical trial drugs. These services are designed to facilitate timely progression of the clients' products through the development pipeline and to secure marketing approval. Pharmaco's services are provided separately or as integrated packages of two or more services. Through the CCCR division of Clinix, the Life Sciences Group participates in and conducts clinical trials in the pharmaceutical and food and nutrition industries. During 1995, $134.0 million or 73.1% of APBI's net revenues were generated by the Life Sciences Group. Of such revenues, approximately $39.1 million were generated by APBI's former toxicology operations.

     Clinical Trials Management. APBI's Life Sciences Group offers complete services for design, placement, performance, and management of clinical trial programs, following Good Clinical Practice guidelines, which is a crucial element in obtaining regulatory approval for drugs and medical devices. APBI has significant clinical trials experience in the areas of:

    Analgesia................................  Acute and chronic pain modeling
    Biotechnology............................  Growth hormone, multiple sclerosis, sepsis, wound healing
    Cardiovascular disease...................  Congestive heart failure, global survival trials
    Central nervous system disease...........  Schizophrenia, depression, anxiety, obsessive-compulsive disorders, panic
                                                 disorders
    Dermatology..............................  Wound healing, acne, hair loss
    Food and Nutrition.......................  Fat substitutes, beta carotene, oligofructose, fibers
    Gastroenterology.........................  Duodenal ulcer, gastric ulcer, gastro-esophageal reflux disease, H.
                                                 pylori, nonsteroidal anti-inflammatory
                                                 drug induced ulcers
    Infectious disease.......................  Acute and critical
    Oncology.................................  Ovarian, lung cancer
    Rheumatology.............................  Rheumatoid and osteoarthritis
    Women's health...........................  Hormone replacement, oral contraception

     Through Pharmaco, APBI manages every aspect of clinical trials in Phases I through V, including protocol development, case report form design, identification and recruitment of investigators, site initiation, monitoring and data collection, patient enrollment, interpretation of trial results, and report preparation.

Pharmaco performs Phase I studies in APBI's 200-bed facility in Austin, Texas, and in the 52-bed Leicester Clinical Research Centre ("LCRC") facility in Leicester, England. The Clinical Development Services division of Pharmaco is experienced in monitoring from one to as many as hundreds of investigative sites involving over 8,000 patients in multinational trials conducted simultaneously in North America and Europe.

     Biostatistical Analysis and Data Management. The Biostatistics division of Pharmaco provides a range of services, including statistical consulting, data management, and analysis and reporting of study results. The programmers, data analysts and statisticians are supported by state-of-the-art computing systems linked in a global wide area network. Pharmaco has developed computerized systems for the collection, review and correction of clinical data to reduce the time required to finalize study data. These systems are part of Pharmaco's commitment to providing error-free data in a timely manner. Pharmaco's statisticians are also working on advanced statistical techniques that will increase the ability to detect treatment results when more traditional techniques fail. The data processed and the analyses are crucial components of the documents submitted to regulatory agencies for product approval.

     Analytical Laboratory Services. Through its Laboratory division, Pharmaco performs analytical laboratory services in its laboratory located in Richmond, Virginia. As part of such services, the laboratory develops, validates, and conducts the trace quantitative measurements of pharmaceutical compounds and their metabolites in biological samples collected during clinical trials. Data from the bioanalytical projects support the pharmacokinetic evaluation throughout the various clinical phases.

     The laboratory complex includes a new 38,000-square-foot state-of-the-art facility. Comprehensive measurement services include Gas Chromatography/Mass Spectrometry, Liquid Chromatography/Mass Spectrometry, High Performance Liquid Chromatography, Gas Chromatography, Radioimmunoassay, and Enzyme Linked Immunosorbant Assay. Support services include HIV positive sample handling, sample/data management for kinetic studies from multi-center trials, and sample/data archiving.

     Other Clinical Management Services. Pharmaco provides comprehensive regulatory services in the United States and throughout Europe. APBI provides regulatory strategy formulation and assists clients in preparing regulatory filings and in responding to regulatory agency inquiries.

     Pharmaco also provides packaging and pharmaceutical handling services. APBI receives large quantities of a study drug, which it labels, packages, and distributes along with other supplies. Based on study design, Pharmaco can provide a just-in-time distribution scheme for drugs which can reduce costs for sponsors in clinical trials of expensive or rare investigational drugs. All procedures are performed in accordance with Good Manufacturing Practice and Good Laboratory Practice.

     Environmental Sciences Group

     APBI Environmental Sciences Group currently provides health and environmental sciences and engineering consulting services through its ENVIRON division. During 1995, the Environmental Sciences Group generated 26.9% of APBI's net revenues.

     ENVIRON is a leading provider of multidisciplinary consulting services in the chemical risk assessment and risk management field. ENVIRON provides services primarily to private sector clients facing potentially high liability as a result of the presence of hazardous substances in the environment, in drugs and medical devices, in consumer products, and in the workplace. ENVIRON's engagements typically involve providing creative, multidisciplinary solutions to complex problems.

     ENVIRON provides services primarily in two areas: (1) health sciences and
(2) environmental sciences and engineering. ENVIRON's health sciences staff includes professionals trained in toxicology, epidemiology, chemistry, biochemistry, microbiology, industrial hygiene, risk assessment, and allied fields. Its environmental sciences and engineering staff includes professionals trained in hydrogeology; geology; environmental chemistry; environmental, chemical and civil engineering; and ecotoxicology, ecology, and natural resources. Approximately 54% of ENVIRON's employees have advanced degrees at the master's level or above. Of those with advanced degrees, approximately 24% have attained their Ph.D.

     ENVIRON offers services in the following areas:

          Chemical Risk Assessment and Risk Management. ENVIRON assesses the potential risk of injury to human health and the environment associated with industrial chemicals during all stages of the manufacturing process and disposal. It also provides assistance in determining exposures and the potential health impact of chemicals present in food, consumer products, pharmaceuticals, medical devices, and the workplace.

          The chemical risk assessment services provided by ENVIRON typically involve two components. ENVIRON analyzes toxicological and biological data to assess the inherent hazard or toxicological properties of industrial chemicals and other substances. In addition, ENVIRON assesses the physical-chemical properties of industrial chemicals and other substances in the media in which they are found to evaluate the fate and transport of such substances in the environment and the potential for exposure. The assessments performed by ENVIRON are generally used to evaluate the potential for public health risk and ecological damage. ENVIRON also assists clients in developing workplace standards for industrial chemicals and prepares assessments of risks resulting from occupational exposure. In addition, ENVIRON conducts audits to determine compliance with specific laws regulating chemical releases into air, water, and other environmental media, and to obtain permits for manufacturing or processing facilities.

          ENVIRON provides such services in a variety of project areas, including complex hazardous waste sites, current and former industrial manufacturing facilities, leaking underground storage tanks, municipal and hazardous waste disposal facilities, incinerators, abandoned mine sites, pesticide-contaminated agricultural land, and large-scale spills and releases. In performing assessments, ENVIRON also analyzes the potential for exposure at the project site and the surrounding environment.

          Environmental Liability Assessments. ENVIRON performs environmental liability assessments of industrial properties, commercial and residential developments, undeveloped parcels of land and hazardous waste sites to identify practices that could result in significant exposure or liability. These services include environmental audits to determine compliance with current and anticipated federal, state, and local regulations, and to estimate the present value of environmental liabilities. Such assessments have been performed across a broad range of industries, including iron and steel, pulp and paper, mining, oil and gas, textiles, lumber and wood, plastics, leather, and electronics.

          Site Investigation and Remediation. ENVIRON assists clients in determining the nature and extent of contamination at industrial and hazardous waste sites through the collection and analysis of soil, water, and sediment samples. ENVIRON's services in this area also include the evaluation and analysis of the cost-effectiveness of various alternative remediation strategies designed to protect human health and the environment. ENVIRON also designs the selected remedial strategy, hires subcontractors as appropriate and provides oversight of the implementation of the strategy. Such services are often provided in connection with the negotiation and resolution of disputes that relate to the apportionment of liability arising under various federal, state, and local statutes, or private contracts.

          Litigation Support. ENVIRON provides expert technical assistance and strategic support to clients who are or who anticipate becoming involved in litigation relating to environmental, occupational, and product safety issues. These services cut across substantially all of its practice areas. Services provided in this area include reviewing environmental data and waste handling records, allocating liability among multiple site owners, developing information on state-of-the-art waste disposal practices, determining the timing of contaminant release events, evaluating sampling programs and remedial measures developed for contaminated sites, reviewing toxicological and epidemiological data associated with the use of consumer products, and establishing relationships between exposure and disease or injury. ENVIRON's senior staff members have extensive experience providing expert testimony in the areas of toxicology, risk assessment, and contaminant releases.

          Product Safety Regulation. ENVIRON provides strategic scientific support and regulatory affairs guidance in the pre-market approval process for and subsequent use of various products, including drugs and pharmaceuticals, medical devices, food additives, consumer products, agricultural chemicals, and biotechnology products.

          Air Quality. ENVIRON offers a full spectrum of air quality services, including: air emissions and dispersion modeling from industrial facilities and hazardous waste sites, including siting studies and air toxics impact evaluations; air pollution compliance assistance, including compliance auditing, regulatory analysis, and obtaining local and state permits, as well as federal Title V operating permits; ambient and indoor monitoring program design and implementation; process engineering; emergency release modeling and off-site consequence analysis; analysis of the potential regional air quality impacts of alternative control strategies, including advanced vehicles, alternative and reformulated fuels and other mobile and stationary source control measures; and leak detection and repair services, including monitoring equipment recommendations, software/data base management system design, program management consulting, and field services.

          Other Environmental Services. ENVIRON also provides a variety of other services that complement its primary service areas. Such services include facility siting and permitting, water quality assessments, waste management, emergency planning, and evaluation of environmental management systems. Although such other services have historically represented a relatively small percentage of ENVIRON's net revenues, APBI believes that it will have opportunities to expand its business in these areas in the future.

  Investment in EnSys Environmental Products, Inc. ("EnSys")


     APBI owns 729,600 shares of EnSys common stock and warrants to acquire up to an additional 866,667 shares of EnSys common stock. EnSys develops proprietary biotechnology-based analytical systems for on-site detection of hazardous chemicals in soil, water and other environmental samples. The EnSys methodology provides for prompt, low-cost screening of environmental samples at the field sampling site or in a laboratory setting. Each of the common stock shares included in the warrants has a purchase price of $7.50 per share and each of the warrants is exercisable for a period of three years from October 27, 1993. APBI owns approximately 10% of the EnSys common stock excluding warrants and approximately 20% if both common stock and warrants are considered. APBI's investment in EnSys is recorded at $1.0 million, based on a write-down of the investment to the market price of EnSys common stock as quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System at December 31, 1995. The $2.6 million difference between the fair value and the previous carrying value was reported as a loss in APBI's statement of operations in 1995. Subsequent differences in 1996 are reported as a separate component of shareholders' equity.


  Marketing

     A substantial portion of APBI's new business is derived from current or former clients and referrals by such clients. Marketing activities by the operating divisions of Pharmaco and Clinix involve senior executives and other experienced personnel specialized in all aspects of U.S., European, and global clinical drug development. ENVIRON conducts separate marketing activities at each of its office locations, and believes that its regional presence enables its professionals to gain a greater knowledge of regional environmental issues, a better understanding of regional laws and regulations, and a more constructive working relationship with regional governmental agency personnel. Because of the technical nature of APBI's business, most marketing activities at each of APBI's operating divisions are conducted by technical and scientific personnel, with initial contacts frequently followed up by personal visits to clients' offices.

     APBI sponsors and encourages the participation by its personnel in a variety of scientific endeavors, including the presentation of papers by its professional staff at meetings of professional societies and major conferences and the publication of scientific articles in respected journals. APBI believes such activities enhance its reputation for professional excellence. APBI's core marketing efforts are complemented through advertising in trade journals and exhibits at scientific conferences.

  Clients

     Overview

     During the past fiscal year, APBI provided services to over 1,200 clients, including some of the largest American, European, and Japanese pharmaceutical and industrial chemical companies. During each of the past three years, no single client has contributed more than 10% of APBI's net revenues. In 1995, APBI's ten largest clients accounted for approximately 35% of APBI's net revenues. One client accounted for 12.2% of the net revenues of the Life Sciences Group and another client accounted for 14.6% of the net revenues of the Environmental Sciences Group.

     In 1995, 26% of APBI's net revenues were derived from clients outside the U.S., in particular from Europe and Japan, and related principally to biological safety testing conducted by APBI's former toxicology operations. A majority of the net revenues of Pharmaco and Clinix's clinical research services operations and virtually all of the net revenues of ENVIRON currently are generated by clients in the United States.

     The table below sets forth the geographic sources of APBI's consolidated net revenues from continuing operations for the past three fiscal years:

                                                                   PERCENT OF NET REVENUES
                                                                  --------------------------
                                                                  1995       1994       1993
                                                                  ----       ----       ----
    United States...............................................   74%        72%        72%
    Europe......................................................   18         22         21
    Japan and other.............................................    8          6          7

     Life Sciences Group

     The principal clients for the clinical research services offered by Pharmaco and Clinix include mainly the large pharmaceutical companies, particularly companies that are growing and expanding into the biotechnology and medical device industries. In addition, APBI's Life Sciences Group also serves, to a lesser extent, certain other industries such as those producing food additives and personal and healthcare products.

     Environmental Sciences Group

     ENVIRON's clients come from a wide variety of industrial companies. A significant portion of these engagements is initiated by lawyers whose clients are engaged in merger, acquisition, or real estate transactions, or who become involved or anticipate becoming involved in litigation. ENVIRON also provides services to investment banks, lenders, insurance firms, trade associations, and to a lesser extent, state and local government agencies.

  Backlog


     The Life Sciences Group maintains an order backlog for clinical research studies and analytical laboratory services. Such services are generally performed on a project-by-project basis in accordance with defined protocols established pursuant to written agreements entered into with clients. Due to the technical nature of the services provided by Pharmaco and Clinix, the negotiation and execution of a written agreement for a particular project may extend over a period of months. Historically, APBI reported backlog as consisting of only anticipated net revenues from signed contracts. However, Pharmaco frequently initiates work on a particular project after it has entered into a letter of intent with the client relating to the project, but prior to the negotiation and execution of a written agreement. Accordingly, commencing with the fourth quarter of 1995, reported backlog consists of anticipated net revenues from uncompleted projects which have been authorized by the client not only through signed contracts but also through signed letters of intent. Pharmaco's order backlog, as described herein, excludes the portion of order backlog that represents amounts paid to subcontractors. The order backlog of the Life Sciences Group for the services described above under written agreements, including signed letters of intent and net of subcontractor costs, was $103.5 million at December 31, 1995, compared to $90.6 million at December 31, 1994. Backlog at December 31, 1994 excludes backlog from APBI's former toxicology division of $30.6 million. Backlog at December 31, 1995 includes backlog of APBI's 1995 acquisitions (CCCR and LCRC) of $7.5 million.


     Computations of order backlog can be affected by a number of factors. Clients have the right to terminate studies after initiation, and premature terminations (generally as a result of unexpected test results) can result in unplanned periods of excess capacity. APBI's written agreements generally require clients to make all scheduled payments through the termination date and to pay certain extra costs incurred in connection with the early termination thereof. In addition, such agreements may also require the payment of a separate early termination fee.

     The Environmental Sciences Group's net revenues, including all net revenues of ENVIRON, are not represented by an order backlog, as the Environmental Sciences Group engagements are generally of an indefinite duration in which services are performed on a time-and-expenses basis, and clients are billed at fixed hourly rates for each staff member involved in an assignment, rather than on a project basis.

  Competition

     APBI's general strategy is to differentiate itself from competition by providing the broadest range of services with the highest degree of scientific and technical expertise. Each of APBI's subsidiaries and operating divisions, however, competes on the basis of the particular services it provides.

     Pharmaco's Clinical Development Services, Biostatistics and Laboratory divisions compete principally against the leading CROs and analytical laboratories. In Phase I research, Pharmaco typically competes against a few well-established companies, such as Hazleton Laboratories Corporation, a subsidiary of Corning Incorporated; Harris Laboratories; and Phoenix International, as well as major pharmaceutical companies that maintain in-house clinical testing facilities. Competitive factors in Phase I research include the quality of the CRO's facility, ability to recruit subjects on a timely basis, reliability of clinical procedures, and timeliness and accuracy of final report productions. In clinical development trials, Pharmaco competes against a number of large CROs, including G.H. Besselaar and Associates, a subsidiary of Corning Incorporated; Quintiles Transnational Corp.; PAREXEL International Corporation; ClinTrials Research Inc.; and PPD. APBI believes that Pharmaco is the third largest full-service CRO in the world. Competitive factors in clinical development trials include medical and scientific expertise in applicable therapeutic areas, the ability to recruit principal investigators, and the ability to organize and manage studies on a global basis so as to meet scheduled enrollment requirements. APBI believes that the ability to provide biostatistical, regulatory, and other peripheral services, such as the analytical laboratory services provided by Pharmaco's laboratory located in Richmond, Virginia, also enhances Pharmaco's ability to attract clinical development trials.

     APBI believes that Clinix is the largest private clinical investigational site, capable of conducting over 70 trials simultaneously. Clinix's major competitors are other large investigator sites, including reSearch for Health Inc. and GFI Pharmaceutical Services Inc. (which was recently acquired by Collaborative Clinical Research, Inc.).

     ENVIRON competes with many firms, ranging from small local firms to large national firms. ENVIRON competes principally on the basis of reputation, scientific and technical expertise, experience and qualifications of professional staff, quality of services, ability to handle complex problems, and its risk assessment orientation. A large percentage of ENVIRON's business is generated by existing or former clients. ENVIRON believes that pricing is generally not the primary factor in attracting the types of engagements on which it focuses, which typically involve providing creative, multidisciplinary solutions and significant value-added services.

  Government Regulations

     Pharmaco and Clinix conduct all clinical research and development in accordance with Good Clinical Practice ("GCP") guidelines. GCP guidelines have not been formally adopted as regulations by the FDA or by similar regulatory authorities outside the U.S. However, regulatory authorities may require that clinical development studies be based on or in accordance with GCP. Certain provisions of GCP have been included in regulations adopted by the FDA. Several countries within the European Community have adopted GCP as part of their regulations. GCP guidelines set the standards ensuring the quality and integrity of the clinical development and testing process and seek to protect the rights and safety of clinical subjects.

     The industry standard for conducting pre-clinical and laboratory testing is embodied in regulations called Good Laboratory Practice ("GLP"). GLP has been adopted by the EPA and the FDA in the U.S., by the Department of Health in the United Kingdom, and by similar regulatory authorities in other parts of the world. GLP stipulates requirements for facilities, equipment, and professional staff. The regulations mandate standardized procedures for controlling studies, for recording and reporting data, and for retaining appropriate records. To help assure compliance, APBI has established a quality assurance unit at its laboratory facility. This unit monitors ongoing compliance with GLP regulations by auditing test data and conducting regular inspections of testing procedures.

     The consulting services provided by ENVIRON are not significantly regulated by any governmental authority at this time.

  Potential Liability and Insurance

     APBI's services involve significant risk of liability for negligence and professional malpractice. APBI's business could be adversely affected if it were required to pay material damages, or to incur significant defense costs, in connection with a lawsuit for which it did not have adequate insurance coverage and for which it was not adequately indemnified by the client for whom it performed services. In particular, APBI's clinical research operations and its environmental risk management services each involve engagements with significant risks of liability for personal injury, environmental and property damage, and economic loss.

     APBI currently maintains liability insurance on a "claims made" basis for professional acts, errors and omissions. As of December 31, 1995, this insurance policy includes a $1,000,000 self-insurance retention. See "Investment Considerations -- Considerations with Respect to APBI's Business -- Potential Liability and Insurance".

  Employees

     As of December 31, 1995, APBI had over 1,350 full-time equivalent employees, of whom 980 were employed in the Life Sciences Group, 330 were employed in the Environmental Sciences Group, and the remainder were in APBI's corporate headquarters. Of APBI's employees, approximately 330 had advanced degrees. None of APBI's employees is represented by a labor union or is subject to a collective bargaining agreement. APBI has never experienced a work stoppage and believes that its employee relations are satisfactory.

  Foreign and Domestic Operations

     Set forth in Note 18 to APBI's consolidated financial statements for each of fiscal years 1995, 1994 and 1993 are APBI's revenues, operating profit or loss, and assets attributable to each geographic area in which APBI operates.

  Properties

     APBI's Life Sciences Group owns and operates a 52-bed Phase I facility in Leicester, England. This facility, which was acquired by APBI as part of the divestiture of its toxicology operations, is a modern, state-of-the-art building. APBI also operates a 200-bed Phase I facility in Austin, Texas. APBI's Environmental Sciences Group's only owned property is a former ETC laboratory facility located in Houston, Texas. A sales contract has been entered into with respect to this property and closing is expected to occur in the third quarter of 1996. The Houston property is mortgaged as collateral for APBI's long-term revolving credit facility. (See Note 9 to APBI's consolidated financial statements.) All other facilities are leased. APBI's operations occupy approximately 470,000 square feet of office space worldwide, including over 50,000 square feet of office space located outside of the United States. APBI believes that its facilities have adequate capacity to handle significant additional business growth.

     The locations of the principal operating facilities of APBI as of December 31, 1995, were as follows:

               LIFE SCIENCES GROUP                    ENVIRONMENTAL SCIENCES GROUP
    ------------------------------------------ ------------------------------------------
                 Austin, Texas(1)                        Arlington, Virginia(2)
                Richmond, Virginia                       Princeton, New Jersey
                Chicago, Illinois                        Emeryville, California
                Columbia, Maryland                         Irvine, California
        Triangle Township, North Carolina                  Novato, California
               Chelmsford, England                           Houston, Texas
                Cambridge, England
                Leicester, England
                Brussels, Belgium
                  Paris, France
                Karlsruhe, Germany

- ---------------
(1) In November 1995, APBI entered into a sale-leaseback transaction related to its Austin, Texas facilities. See Note 9 to APBI's consolidated financial statements.
(2) ENVIRON has an option to lease additional space in this building in 1998.

  Legal Proceedings

     In the normal course of business, APBI is a party to various claims and legal proceedings. Although the ultimate outcome of these matters is presently not determined, management of APBI, after consultation with legal counsel, does not believe that the resolution of these matters will have a material effect upon APBI's financial condition or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The discussion set forth in this Management's Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements which reflect the current view of APBI's management with respect to certain future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, and actual results may differ materially. Factors that could cause or contribute to such uncertainties include the effect on financial performance and future events of competitive pricing in the markets in which APBI offers its clinical development and environmental consulting services, economic conditions generally and in APBI's industry segments, as well as those factors discussed elsewhere herein and in APBI's other periodic reports and registration statements filed with the Commission. See "Investment Considerations".

  General

     During 1995, APBI's Life Sciences Group, which consists of Pharmaco and, since August 1995, CCCR, generated annual net revenues of $134.0 million, up $4.9 million or 3.8% from a year ago. Net revenues for APBI's Environmental Sciences Group were $49.3 million, compared with $45.8 million (from continuing operations) in 1994, an increase of 7.7%

     During 1995, APBI reported a loss from continuing operations of $5.3 million, or $0.19 per share, compared to income from continuing operations of $2.9 million, or $0.10 per share in 1994. Including the loss from discontinued operations and the extraordinary loss from the early extinguishment of debt, the net loss in 1995 totaled $7.9 million, equivalent to $0.28 per share, compared with a net loss of $10.0 million, or $0.36 per share, in 1994.

     In early 1995, APBI announced the adoption of a strategic plan focusing on the growth and expansion of its clinical development services and environmental consulting businesses. APBI believes that these core businesses provide the best opportunities for profitable growth and enhancement of shareholder value.

Consistent with its strategic plan, APBI has undertaken a mix of divestiture and acquisition initiatives aimed at redefining the type of services offered by APBI.

     In August of 1995, APBI, through its newly formed subsidiary, Clinix International Inc., acquired the business and assets of CCCR, a nationally recognized organization which conducts clinical trials in the pharmaceutical and food and nutrition industries. The consideration consisted of 634,188 shares of APBI common stock valued at $4.0 million, together with the assumption or retirement of substantially all of CCCR's outstanding indebtedness and other related liabilities. APBI believes that the acquisition of CCCR is of strategic importance in enhancing and expanding the range of clinical development services offered through its Life Sciences Group.

     APBI completed a sale-leaseback transaction involving Pharmaco's owned real estate in Austin, Texas, on November 13, 1995. Total gross proceeds from the transaction were $12.0 million. The facilities were leased back to APBI under a bond-type net lease in which APBI retained responsibility for operating and maintenance costs. The initial term of the operating lease is fifteen years, followed by four five-year renewal options. The net proceeds from the sale-leaseback transaction were used to repay the remaining mortgage balance on the Austin, Texas properties, and the remaining cash was applied to pay down APBI's outstanding long-term debt.

     On November 21, 1995, APBI sold to Huntingdon its toxicology laboratories, located in New Jersey and Suffolk, England. In connection with the sale of the New Jersey toxicology laboratory, which operated as a division of Pharmaco International Inc., Huntingdon acquired substantially all of the assets of the laboratory and assumed substantially all related liabilities. In connection with the sale of the toxicology laboratory located in Suffolk, England, Huntingdon acquired all of the capital stock of Pharmaco LSR Ltd., a wholly owned subsidiary of APBI. APBI received as consideration cash proceeds of $32.5 million, plus an additional $6.0 million for an equal amount of cash conveyed to Huntingdon as part of the sale. The consideration received also included APBI's acquisition of Huntingdon's Phase I clinical center located in Leicester, England, at an agreed-upon value of $4.5 million. The cash proceeds from this transaction were used to pay off APBI's term loan and revolving credit facility.

     APBI, through APBI Environmental Sciences Group, continues to own preferred and common stock of PACE Incorporated ("PACE") representing approximately 36% of PACE's weighted average preferred and common stock outstanding. This investment has been reflected as a discontinued operation since 1993. (See Note 4 to APBI's Consolidated Financial Statements.) During the fourth quarter of 1995, PACE sold substantially all of its laboratories in a series of transactions and currently PACE is engaged in winding up its remaining business operations. It is not anticipated that equity holders will receive any distributions as part of PACE's dissolution. In the fourth quarter of 1995, APBI wrote off its remaining investment in PACE, of approximately $3.6 million, and accrued its estimated exposure for guarantees on leases.

  Revenue Recognition

     APBI records revenues from fixed-price contracts extending over more than one accounting period on a percentage-of-completion basis. Revenues from time-and-material contracts are recognized by multiplying billable rates by hours delivered, plus pass-through expenses incurred. Pass-through costs generally include subcontractor costs which consist of investigator fees, travel and certain other contract costs that are reimbursed by the client. Such subcontractor costs are deducted in determining net revenue.

     The majority of APBI's clinical studies contracts are either fixed price or subject to soft ceilings which cannot be exceeded without client approval. Since, in many cases, APBI bears the risk of cost overruns, unbudgeted costs in connection with performing these contracts may have a detrimental effect on APBI's financial results. If it is determined that a loss will result from the performance of a contract, the entire amount of the estimated loss is charged against income in the period in which the determination is made. In addition, clients generally may terminate a study at any time, which may cause unplanned periods of excess capacity and reduce revenues and earnings. To offset the effects of early terminations, contracts of significant size are often subject to the payment of an early-termination fee.

     All of APBI's continuing businesses routinely subcontract with other organizations in the course of providing services. Pharmaco contracts with outside physicians in connection with multi-center clinical trials and with other outside service providers for laboratory analysis and other specialized services. These costs are passed through to clients and, in accordance with industry practice, are included in gross revenues. Because APBI's use of subcontractor services varies significantly from project to project, changes in gross revenues may not be indicative of business trends. Accordingly, APBI views net revenues from services, which is gross revenues less the cost of pass-through subcontractor services, as its primary measure of revenue growth.

     APBI performs services for a number of clients located in foreign jurisdictions, with client contracts denominated in either dollars or (in the case of services performed by APBI's European operations) pounds sterling and other local currencies. Foreign currency translations are a factor in determining the level of APBI's revenues and expenses. See "-- Exchange Rate Fluctuations and Exchange Controls".

  Results of Operations

     Year Ended December 31, 1995 Versus Year Ended December 31, 1994

     Total net revenues increased 4.8% to $183.3 million in 1995 from $174.9 million in 1994. APBI's Life Sciences Group, which includes Pharmaco and Clinix, generated total net revenues of $134.0 million, up $4.9 million or 3.8% from a year ago. Net revenues from APBI's Environmental Sciences Group were $49.3 million, compared with $45.8 million in 1994, an increase of $3.5 million or 7.7%.

     After elimination of the net revenues from divested businesses, including APBI's former toxicology operations, total net revenues increased 12.2% to $144.2 million as compared to $128.5 million in 1994. Results of operations which exclude the results of the divested businesses are considered the results of APBI's ongoing operations.

     Net revenues from the ongoing Life Sciences Group operations were $94.9 million, an increase of 14.7% from 1994. The growth in APBI's ongoing Life Sciences Group operations was primarily a result of an increase in the number of contracts under management and in the size of such contracts in the worldwide clinical development and biostatistics divisions. The clinical development and biostatistics divisions, accounting for $57.5 million, or 60.6%, of APBI's ongoing net revenues in the Life Sciences Group, reported an increase in net revenues of $8.3 million or 16.9%. The acquisitions of CCCR and the Phase I facility in Leicester, England, contributed net revenues of $2.3 million in 1995.

     ENVIRON, APBI's environmental consulting business, is the sole ongoing operation in the Environmental Sciences Group. ENVIRON reported net revenues of $49.3 million, up $4.4 million, or 9.8%, as a result of increased demand for their services in an otherwise sluggish marketplace.

     Direct costs increased 4.1% to $127.8 million in 1995 from $122.8 million in 1994, but declined slightly as a percentage of net revenues to 69.7% from 70.2%. In the Life Sciences Group, direct costs decreased as a percentage of net revenues to 70.2% from 71.8%. The overall improvement in direct costs as a percentage of net revenues resulted from improved cost controls and higher labor utilization. In the Environmental Sciences Group, direct costs as a percentage of net revenues increased to 68.6% from 65.8% in 1994. The increase in direct costs as a percentage of net revenues is primarily attributable to the start-up of the new Marin County office in California.

     Selling, general, and administrative expenses increased 11.6% to $49.8 million in 1995 from $44.6 million in 1994. As a percentage of net revenues, selling, general, and administrative expenses increased to 27.2% from 25.5% last year. Of the $5.2 million increase, $1.5 million was due to the impact of inclusion of businesses acquired in 1995 which had no corresponding expenses in 1994. The 1995 impact of higher depreciation and amortization relating to computer hardware and software, primarily the new accounting system, was $1.2 million. The largest components of selling, general and administrative expense are compensation and associated benefits. These labor costs increased $2.5 million in 1995 due to the full-year impact in 1995 of 1994 new hires, primarily in the areas of information technology, and the addition of sixteen people to Pharmaco's business development group in the last six months of 1995.

     APBI recorded a charge of $19.3 million in 1995 relating to the book loss on the sale of the toxicology business in the fourth quarter. Of that amount, $17.0 million represents a write-off of the net assets of the divested businesses in excess of the proceeds received from Huntingdon. The remaining $2.3 million charge recorded consists of $1.2 million of transaction costs, $1.3 million of severance costs and relocation costs associated with moving the European headquarters from Suffolk, England to Cambridge, England, and $0.6 million projected to be incurred in connection with changing the name of Pharmaco to Pharmaco International Inc., net of a $0.8 million gain recorded as a result of the settlement of APBI's defined benefit pension plan.

     APBI recorded special charges of $5.0 million in the fourth quarter of 1995. Included in this charge was a $3.4 million expense to write down to market APBI's EnSys investment and the write-off of other non-productive assets. In addition, APBI recorded severance charges totaling $1.2 million relating to the downsizing of its corporate overhead structure. The remaining $0.4 million non-cash expense relates primarily to accrued lease loss reserves related to underutilization of the Richmond laboratory facility.

     APBI's operating loss of $18.6 million reflects an unfavorable variance of $26.0 million as compared to last year's operating income of $7.4 million. The change is due principally to the $19.3 million charge previously described relating to the sale of the toxicology business and the $5.0 million in special charges recorded in the fourth quarter of 1995. APBI's operating income from its ongoing businesses, exclusive of APBI's former toxicology operations, would have been $7.1 million, reflecting an increase of 40.8% over the operating income of $5.0 million in 1994. As a percentage of ongoing net revenues, operating income increased to 4.9% from 3.9% last year.

     Net interest and other expenses of $2.8 million in 1995 were comparable to such expenses in 1994. APBI repaid substantially all of its long term debt in the fourth quarter of 1995 from the cash proceeds generated by the toxicology divestiture and the sale-leaseback transaction.

     APBI recorded an income tax benefit from continuing operations of $16.1 million in 1995, compared with a provision of $1.9 million in 1994. The effective tax rate from continuing operations for 1995 was 75.2%, compared with the 1994 effective tax rate of 39.5%. The 1995 results were favorably impacted by the reversal of previously recorded deferred tax charges associated with APBI's U.K. toxicology operations, which were sold to Huntingdon. As a result of the sale, APBI will not be liable for the payment of those previously recorded deferred taxes. Excluding the benefit recorded upon reversal of the previously recorded deferred tax charges, the effective tax rate for 1995 would have been 26.9%. See Note 11 of Notes to APBI's Consolidated Financial Statements.

     During 1995, APBI recorded a $1.7 million charge, net of tax, relating to the write-off of its remaining investment in ETC, its environmental testing business, and also recorded a $0.9 million charge, net of tax, for the early extinguishment of debt that includes an early prepayment charge on the repayment of its long-term debt and a write-off of the unamortized deferred financing costs associated with its long-term facility.


     Year Ended December 31, 1994 Versus Year Ended December 31, 1993


     Net revenues from continuing operations increased $19.5 million (12.6%) in 1994 from 1993. Of such increase, $13.9 million was attributable to APBI's life sciences business, and $5.6 million was attributable to APBI's continuing environmental sciences business.

     All operating divisions of the life sciences business contributed to the growth in net revenues during 1994. Net revenues from U.S. clinical development services increased $3.6 million (12.8%) to $31.6 million compared to 1993, as the average size, function and geographic scope of the clinical trials performed continued to grow. Similarly, net revenues from European clinical development services increased $0.8 million (8.6%) to $9.7 million in 1994. The Biostatistics division of Pharmaco, which analyzes data collected from in-house studies as well as studies conducted by APBI's clients, reported an increase in net revenues of $1.8 million (32.1%) to $7.4 million as compared to 1993, due to more aggressive marketing efforts by Pharmaco. Net revenues from Pharmaco's clinical and laboratory business (Phase I and analytical laboratory studies) increased $4.8 million (16.2%) to $34.5 million in 1994, as a result of an increase in the volume of projects.

Worldwide toxicology services, which was subsequently sold in 1995, contributed to the revenue increase with net revenues from Pharmaco's United Kingdom toxicology business increasing $1.1 million (3.9%) to $30.2 million in 1994 compared to 1993, while the U.S. toxicology business reported an increase in net revenues of $1.8 million (13.2%) to $15.8 million in 1994. The increase in the United Kingdom net revenues included an increase of $0.6 million as a result of an increase in value of the pound sterling as compared to the U.S. dollar.

     The $5.6 million increase in net revenues in APBI's Environmental Sciences Group was generated by an increased volume of consulting services provided by ENVIRON. ENVIRON's net revenues increased 15.7% to $44.9 million in 1994 as compared to 1993 due primarily to increased demand for professional services. Net revenues generated by the Environmental Sciences Group also included licensing fees received for environmental laboratory software developed by APBI's former Astrix Software Technology division.

     Direct costs increased in 1994 by $7.4 million (6.5%) over 1993. Of such increase, $4.4 million was attributable to APBI's Life Sciences Group and $3.0 million was attributable to APBI's Environmental Science Group. The increase in the direct costs of Pharmaco related to the overall increase in business experienced by all operating divisions. As a percentage of net revenues, direct costs of the Life Sciences Group decreased to 71.8% in 1994 from 76.7% in 1993. Similarly, in the environmental sciences business, the percentage of direct costs to net revenues decreased to 65.8% in 1994 from 67.3% in 1993 due to higher consultant utilization rates.

     Selling, general and administrative expenses decreased $2.1 million (4.6%) to $44.6 million in 1994 compared to $46.8 million in 1993. As a percentage of net revenues, selling, general and administrative expenses decreased to 25.5% in 1994 as compared to 30.1% in 1993. The decrease was attributable to additional accounts receivable reserves of approximately $5.9 million recorded in 1993. Minimal charges were recorded in 1994. This decrease was partially offset by increased marketing expenses incurred by Pharmaco and by increased corporate general and administrative expenses. The increase in corporate general and administrative expenses related to APBI's investment in a new accounting system. Corporate expenses also were impacted by approximately $0.8 million in expenses related to a new financing facility, which was negotiated in 1994, and other professional fees.

     APBI incurred restructuring charges of $9.4 million in 1993. No comparable charges were incurred in 1994. The 1993 charges primarily related to the reengineering of APBI's two former toxicology laboratories in the United States and the United Kingdom and related staff reductions to bring costs in line with reduced revenues.

     Operating income from continuing operations increased $23.6 million to $7.4 million in 1994 from a loss of $16.2 million in 1993 as a result of the previously mentioned factors.

     Interest expense, net of interest income, increased to $2.7 million in 1994 from $1.6 million in 1993 as a result of higher average balances outstanding from the refinancing of the principal credit facility in May and an increase in interest rates.

     APBI recorded a net loss from discontinued operations of $12.9 million in 1994. Of that amount, $12.1 million related to a write-down of the carrying value of APBI's investment in its discontinued ETC division, consisting primarily of its interest in PACE Incorporated. APBI recorded a net loss of $0.5 million relating to the divestiture of Paragon, which was completed in the second quarter of 1994. The remainder of the net loss from discontinued operations was attributable to the $0.3 million in net losses generated by the operations of Paragon prior to its sale.

     APBI recorded a provision of $1.9 million for income taxes from continuing operations in 1994 compared to a benefit of $3.4 million in 1993. The effective tax rate from continuing operations for 1994 of 39.5% increased from 19.9% in 1993, in part, because of foreign net operating losses for which no related tax benefit was recorded, due to uncertainty over APBI's ability to realize such benefit.

     Quarterly Results

     APBI's quarterly results have been, and are expected to continue to be, subject to fluctuations. Quarterly results can fluctuate as a result of a number of factors, including the commencement, completion or cancellation of large contracts, progress of ongoing contracts, acquisitions, the timing of start-up expenses for new offices and changes in the mix of services. Since a large percentage of APBI's operating costs are relatively fixed, variations in the timing and progress of large contracts can materially affect quarterly results. Exchange rate fluctuations may also influence these results. APBI believes that comparisons of its quarterly financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.


     Six Months Ended June 30, 1996 Versus Six Months Ended June 30, 1995



     Total net revenues decreased 17.8% to $77.0 million for the first six months of 1996 from $93.7 million last year, with the decrease in revenues being primarily attributable to the sale of APBI's toxicology operations. APBI's Life Sciences Group generated total net revenues of $53.6 million, down $14.9 million or 21.8% from the same six-month period a year ago. The first six-months' net revenues from ENVIRON were $23.4 million, compared with $25.1 million in 1995, a decrease of $1.7 million or 6.9%.



     After eliminating the net revenues from APBI's former toxicology operations ($22.4 million in the first six months of last year), total net revenues increased 8.1% as compared to 1995.



     Net revenues from the ongoing Life Sciences Group were $53.6 million, an increase of 16.9% from 1995. The growth in this business segment was due in part to an increase in the size and scope of contracts in the worldwide clinical development and biostatistics business. Net revenues from APBI's worldwide clinical development and biostatistics business increased 10.8% to $31.9 million. The demand for APBI's analytical chemistry services continues to be strong at the Richmond, Virginia, laboratory. Net revenues in Richmond increased 23.7% to $8.2 million as compared to the $6.6 million in revenues for the same period last year. The acquisitions of CCCR and the Phase I facility in Leicester, England, both completed in the second half of 1995, contributed net revenues of $4.9 million in the first six months of 1996.



     The 6.9% decrease in net revenues of ENVIRON is due in part to an overall slowdown in the environmental consulting industry, which APBI believes is due in part to the political uncertainties in this election year.



     Direct costs decreased 22.2% to $51.5 million from $66.2 million last year and declined as a percentage of net revenues to 66.9% from 70.7%. In the Life Sciences Group, direct costs decreased as a percentage of net revenues to 64.6% from 71.2%. This decrease is principally due to the sale of APBI's toxicology business in the fourth quarter last year. In the first six months of 1995, the worldwide toxicology business reported direct costs of $16.8 million or 74.9% of net revenues. On an ongoing basis, Life Sciences' direct costs of 64.6% compare favorably to 69.4% last year due to higher labor utilization, the mix of business within the group, and a focused effort to reduce costs throughout the entire company. ENVIRON's direct costs as a percentage of net revenues increased to 72.2% from 69.3% last year. This increase is attributable to lower consultant utilization. In the first six months, ENVIRON's consultant utilization of 72% was seven percentage points below the 79% utilization rate last year.



     SG&A expenses decreased 10.7% to $21.5 million from $24.1 million in 1995. As a percentage of net revenues, SG&A expenses increased to 27.9% from 25.7% last year. After factoring out last year's SG&A expenses associated with the divested toxicology business ($6.0 million), SG&A expenses increased approximately 18.9% or $3.4 million in the first half of this year as compared to the same period last year. SG&A expenses from CCCR and the Leicester Phase I laboratory account for $1.5 million of the increase. In addition, APBI has incurred incremental rent expense of $0.6 million associated with the sale-leaseback of its real estate in Austin, Texas. The remaining increase is primarily attributable to the recent investment in Pharmaco's business development and marketing organization, certain litigation costs associated with ENVIRON's air quality practice and acceleration of deferred compensation expense associated with previously issued restricted stock.

     Operating income increased $0.6 million (18.1%) to $4.0 million in the first half of 1996 as compared to $3.4 million last year. As a percentage of net revenues, the six-months' operating income increased to 5.2% in 1996 compared to 3.6% in 1995.



     APBI reported net interest income of $0.2 million in the first six months compared to net interest expense of $1.5 million last year. In the first six months this year, APBI had approximately $7.0 million of cash invested with no long-term bank debt. During the first six months last year, APBI had, on average, $37 million of debt outstanding.



  Liquidity and Capital Resources


     Cash and cash equivalents at December 31, 1995, were $11.3 million compared to $7.9 million at December 31, 1994. The $3.4 million increase is primarily due to proceeds from the sale of APBI's toxicology operations ($32.5 million), proceeds from the sale-leaseback of its Austin facilities ($12.0 million) and an increase in cash from operating activities ($10.8 million), offset primarily by the repayment of debt ($44.5 million) and capital expenditures ($7.6 million).

     Cash provided from operations in 1995 increased $9.0 million from 1994. The increase was primarily attributable to a $2.1 million decrease in net loss and a favorable change in net operating assets of $19.0 million, offset by a decrease in non-cash expenses net of non-cash gains of $12.1 million. Cash collection efforts and cash disbursements processing were centralized into one location at the beginning of 1995. These efforts have resulted in improvements in cash management as evidenced by a decrease in accounts receivable of $5.5 million during the year, as compared to an increase during 1994 of $14.0 million, and an increase in accounts payable and accrued liabilities of $7.9 million during 1995, compared to a decrease in 1994 of $3.1 million.


     During the six months ended June 30, 1996, APBI experienced a net decrease in cash from operating activities of $7.3 million, primarily due to increases in accounts receivable and decreases in accounts payable and accrued expenses, offset by increases in advance billings. A portion of the decrease was attributable to payments made in 1996 of 1995 bonuses and of severance and transaction costs accrued in 1995 related to the sale of APBI's toxicology business. Capital expenditures in the first six months of 1996 totaled $2.7 million. APBI experienced an increase in cash from financing activities of $2.6 million, caused primarily by proceeds received from the exercise of stock options. Most of such proceeds were received from employees of APBI's former toxicology operations, who generally had until February 1996 to exercise stock options which were exercisable at the date those operations were sold in November 1995.


     The net change in non-cash activity from 1994 to 1995 of $12.1 million relates primarily to the non-cash portion of the loss on sale of business of $17.0 million, representing the net book value of the net assets sold in excess of the cash proceeds received. In addition, the change was affected by the write down of APBI's investment in EnSys of $2.6 million, the write off of the unamortized portion of deferred financing costs of $1.0 million, and an increase in depreciation and amortization expense of $0.8 million. These changes were offset by a change in deferred income taxes of $21.4 million, a decrease in the provision for loss on disposal of discontinued operations of $9.1 million and a change in the net gain on disposition of property and equipment of $2.9 million, relating primarily to the sale-leaseback of APBI's Austin facilities.

     APBI generated cash from investing activities during 1995 of $38.5 million as a result of the cash proceeds received from the sale of APBI's toxicology operations of $32.5 million, cash received from the sale-leaseback of APBI's Austin facilities of $12.0 million and cash received from the sale of a separate facility in Austin for $2.2 million. Cash was used in investing activities for capital expenditures totaled $7.6 million and for acquisition costs of $0.5 million. Acquisition costs were primarily related to the purchase of CCCR in August 1995. Proceeds from the property sales and the sale of business were used to repay the related mortgages and APBI's outstanding loan balances. Net cash of $45.5 million was used in financing activities during 1995 primarily to repay APBI's revolving line of credit and long-term debt.

     APBI plans to spend approximately $8.0 million for capital expenditures in 1996. These funds will be used primarily for the purchase of computer hardware and software to continually upgrade and improve

APBI's technological systems. APBI anticipates financing these expenditures through internally generated funds.


     In 1994, APBI obtained a $25.0 million term loan and a $20.0 million revolving line of credit term loan facility. APBI used the cash proceeds from the disposition of its toxicology operations and the sale-leaseback transaction to repay, in full, the entire outstanding balance of the term loan and line of credit. APBI has retained, as its primary credit facility, the secured revolving line of credit which accrues interest at the prime rate plus 1.0%. The variable rate is subject to reduction if certain covenants related to financial performance are met. As a result of APBI's performance during the first and second quarters of 1995, the variable rate was reduced from 1.5% to 1.0% over prime. The unused portion of the loan is available to provide working capital and for general corporate purposes through May 1997. As of June 30, 1996, there were no borrowings outstanding under the line of credit.



     The line-of-credit loan agreement provides an additional $5.0 million for letters of credit to back guarantees or insurance policies. At June 30, 1996, open letters of credit were issued for $0.7 million.



     During 1995, APBI had available a $3.0 million master lease agreement to provide a means to lease rather than acquire certain equipment for use in the United States without drawing on its principal credit facility. At December 31, 1995, APBI had leased equipment totaling $1.9 million under this facility. As of June 30, 1996, APBI had $1.1 million of credit available under an amended master lease agreement.


     APBI believes that cash flow generated by its own operating activities, together with its current borrowing capacity, is sufficient to finance its world-wide operations and the normal growth of its business at least through 1996. Further growth of APBI's business also may be funded through additional borrowings, the sale of non-strategic assets or through issuance of shares of common stock by APBI.

  New Accounting Pronouncements

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. APBI implemented early adoption of SFAS No. 121, effective January 1, 1995. The adoption of this statement had no material effect on the Company's financial statements.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-based Compensation", which provides companies the option to account for employee stock compensation awards based on their estimated fair value at the date of grant, resulting in a charge to income in the period the awards are granted, or to present pro forma footnote disclosure describing the effect to APBI's net income and net income per share data. SFAS No. 123 is effective for APBI's 1996 financial statements. APBI has not yet determined what impact, if any, the adoption of SFAS No. 123 will have on APBI's financial position or disclosure to its financial statements.

     Other pronouncements issued by the FASB with future effective dates are either not applicable or not material to the consolidated financial statements of APBI.

  Effects of Inflation

     Management does not believe that inflation has had a significant impact on APBI's results of operations during the periods presented.

  Exchange Rate Fluctuations and Exchange Controls

     Contracts between APBI's United Kingdom subsidiaries and their clients are generally denominated in pounds sterling. Because substantially all of the United Kingdom subsidiaries' expenses, such as salaries, services, materials and supplies, are paid in pounds sterling, such subsidiaries' earnings are not materially affected by fluctuations in exchange rates. However, APBI's consolidated financial statements are denominated in dollars and, accordingly, changes in the exchange rate between the pound sterling and the dollar will affect the translation of such subsidiaries' financial results into dollars for purposes of reporting APBI's consolidated financial results, and also affect the dollar amounts actually received by APBI's from such subsidiaries.

     The results of operations of the United Kingdom subsidiaries denominated in pounds sterling have been translated from pounds sterling into dollars using the following exchange rates:

                                                                   POUND STERLING   U.S. DOLLAR
                                                                        PER          PER POUND
                                YEAR                                U.S. DOLLAR      STERLING
    -------------------------------------------------------------  --------------   -----------
    1995.........................................................       0.633          1.580
    1994.........................................................       0.651          1.536
    1993.........................................................       0.665          1.503

     The rates in the above table represent the average of the 13 rates that were in effect in the beginning of the relevant year and at the end of each calendar month during such year, as quoted in The Wall Street Journal.

     The following table sets forth, for the fiscal years indicated, the percentage of APBI's revenues from continuing operations recorded in pounds sterling based on the average rates for the periods indicated in the conversion table above:

                                                                              PERCENTAGE OF
                                                                                TOTAL NET
                                                                               REVENUES IN
                                                                                  POUNDS
                                      YEAR                                       STERLING
    ------------------------------------------------------------------------  --------------
    1995....................................................................       17.7%
    1994....................................................................       18.9
    1993....................................................................       19.8

     Approximately 4.5% of APBI's total net revenues were generated by its European clinical development services businesses, excluding its United Kingdom clinical development services subsidiary, primarily in Belgium, France and Germany. As a result of APBI's sale of its toxicology operations, the percentage of APBI's revenues recorded in pounds sterling will be significantly lower in 1996. However, because APBI is currently expanding its foreign operations, it is anticipated that the percentage of APBI's total net revenues denominated in foreign currencies may increase in the future.

     There are no exchange controls currently in effect in any country in which APBI's subsidiaries conduct operations on the payment of dividends or otherwise restricting the transfer of funds outside such countries by a company resident in such countries. Although APBI performs services for clients located in a number of foreign jurisdictions, to date, APBI has not experienced any difficulties in receiving funds remitted from foreign countries. However, if any such jurisdictions were to impose or modify existing exchange control restrictions on the remittance of funds to APBI, such restrictions could have an adverse effect on APBI's business. See "Investment
Considerations -- Considerations with Respect to APBI's Business -- Exchange Rate Fluctuations and Exchange Controls".

                      COMPARISON OF THE RIGHTS OF HOLDERS
                   OF PPD COMMON STOCK AND APBI COMMON STOCK

     If the Merger is consummated, stockholders of APBI will become shareholders of PPD, a North Carolina corporation, and the rights of such stockholders will be governed by applicable North Carolina law, including the North Carolina Business Corporation Act (the "North Carolina Law"), and by the Restated Articles of Incorporation and Bylaws of PPD. Although it is not practical to compare all the differences between the North Carolina Law and applicable Delaware law and between the PPD and APBI charter documents, the following is a summary of certain of those differences that may significantly affect the rights of APBI's stockholders. See also the matters discussed under the heading "Certain Information Concerning PPD -- Description of Capital Stock".

SIZE OF THE BOARD OF DIRECTORS

     Under North Carolina law, although changes in the number of directors must in general be approved by a majority of the outstanding shares, the Board of Directors may: (i) increase or decrease the number of directors by not more than 30% during any 12-month period; or (ii) fix the exact number of directors within a stated range set forth in the articles of incorporation or bylaws. Delaware law permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized to amend the bylaws or the number of directors is fixed in the certificate of incorporation (in which case a change in the number of directors may be made only by amendment to the certificate of incorporation following approval of such change by the stockholders). The APBI Certificate of Incorporation provides that the number of directors of APBI will be as specified in its Bylaws and authorizes the Board of Directors to make, alter, amend or repeal the Bylaws. The ability to alter the size of the board of directors without stockholder approval enables a company to respond quickly to a potential opportunity to attract the services of a qualified director or to eliminate a vacancy for which a suitable candidate is not available. The APBI Bylaws provide, consistent with Delaware law, that the size of the Board may be changed or a definite number fixed either with the approval of a majority of the then-authorized number of APBI directors acting alone or the affirmative vote of the holders of at least 66 2/3% of the voting power of all shares of APBI Common Stock.

CLASSIFIED BOARD OF DIRECTORS

     A classified board is one to which a certain number, but not all, of the directors are elected on a rotating basis each year. A North Carolina corporation may classify its board into two, three or four classes. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process. PPD's Board is currently classified into three classes, each serving three-year terms, although at the PPD Special Meeting the shareholders are being asked to approve an amendment to eliminate the classification of the PPD Board. See "The Merger Transactions -- Approval of Amendment to PPD's Bylaws to Provide for the Annual Election of Directors" and "Certain Information Concerning PPD -- Management". Delaware law also permits a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. Effective June 20, 1996, an amendment to the APBI Certificate of Incorporation was approved to eliminate classification of its Board of Directors.

POWER TO CALL SPECIAL STOCKHOLDER MEETINGS

     Under North Carolina law, a special meeting of shareholders may be called by the board of directors, by the holders of shares entitled to cast not less than 10% of the votes at such meeting of a private company and by such additional persons as are authorized by the articles of incorporation or the bylaws. PPD's Bylaws provide that special meetings of the shareholders of PPD, unless otherwise prescribed by statute, may be called by PPD's President, its Chief Executive Officer, its Chairman of the Board, a majority of its Board of Directors then in office or the holders of not less than 75% of all outstanding shares of PPD capital stock entitled to vote at the meeting. Under Delaware law, a special meeting may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. The Certificate of

Incorporation of APBI provides that special meetings of the stockholders of APBI may be called only by the Chairman of APBI's Board of Directors or by its President or Secretary on a written request of a majority of its then-authorized number of directors or by the holders of 10% of the voting power of the outstanding shares of APBI Common Stock.

STOCKHOLDER ACTION BY WRITTEN CONSENT

     In North Carolina, shareholders may not act by written consent unless such consent is unanimous. Delaware law allows stockholders to act by a written consent signed by the holders of at least a majority of the outstanding voting shares. The APBI Certificate of Incorporation contains a provision eliminating the ability of stockholders to act by written consent.

STOCKHOLDER APPROVAL OF CERTAIN BUSINESS COMBINATIONS

     In the last several years, a number of States have adopted special laws designed to make certain kinds of "unfriendly" corporate takeovers, or other transactions involving a corporation and one or more of its significant shareholders, more difficult. Under Section 203 of the Delaware General Corporation Law, certain "business combinations" by Delaware corporations with "interested stockholders" are subject to a three-year moratorium unless specified conditions are met. Under Article 9A of the North Carolina Business Corporation Act, certain business combinations with a majority shareholder are subject to specified conditions, but there is no equivalent provision to Section 203, which addresses business combinations with a significant but not majority shareholder.

     Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years following the date that such person becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or group who owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years. For purposes of Section 203, the term "business combination" is defined broadly to include mergers with or caused by the interested stockholder, sales or other dispositions to the interested stockholder (except proportionately with the other stockholders) of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock, the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (except for transfers which do not increase the interested stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock), or receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

     The three-year moratorium imposed on business combinations by Section 203 does not apply if: (i) prior to the date on which such stockholder becomes an interested stockholder the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested stockholder; (ii) the interested stockholder owns 85% of the corporation's voting stock upon consummation of the transaction which made him or her an interested stockholder (excluding from the 85% calculation shares owned by directors who are also officers of the target corporation and shares held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer); or (iii) on or after the date such person becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholder meeting by 66 2/3% of the voting stock not owned by the interested stockholder.

     In addition, APBI's Certificate of Incorporation contains "fair price" provisions designed to achieve a measure of assurance that any multi-step attempt to acquire APBI is made on terms which offer similar treatment to all stockholders. The "fair price" provisions generally require that certain transactions (such as mergers, sales of material assets, certain recapitalizations of reclassifications and the like) involving APBI and a holder of 10% or more of APBI's outstanding voting stock (an "Interested Stockholder") must be approved either (i) by vote of a majority of the directors then in office who are not affiliated with the Interested Stockholders or (ii) by the vote of 66 2/3% of all of the then-outstanding shares of voting stock of APBI as a single class. The foregoing requirements would not be applicable to a transaction with an Interested Stockholder which meets certain procedural and other conditions, including the payment of a "fair price" based on the higher of the price previously paid by the Interested Stockholder for securities of APBI within the two-year period prior to the proposed transaction or the then-fair market value of such securities at the time the stockholder became an Interested Stockholder.

     The Articles of Incorporation of PPD do not contain any provisions comparable to those described in the immediately preceeding paragraph.

     Article 9A of the North Carolina Business Corporation Act denies voting rights to "control shares" unless affirmatively reinstated by the vote of the holders of a majority of the voting stock, not including the control shares. "Control shares" consist of all shares held by a person acquiring shares resulting in holdings of equal to or in excess of one-fifth, one-third or a majority of all voting power. Like Section 203, Article 9A only applies to certain public companies. PPD has opted out of Article 9A.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     North Carolina and Delaware have similar laws respecting indemnification by a corporation of its officers, directors, employees and other agents. The laws of both States also permit corporations to adopt a provision in their charters eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the director's fiduciary duty of care. There are nonetheless certain differences between the laws of the two States with respect to indemnification and limitation of liability.

     The PPD Restated Articles of Incorporation eliminate the liability of directors to the fullest extent permissible under North Carolina law. North Carolina law does not permit the elimination of monetary liability where such liability is in connection with: (i) a proceeding by or in the right of the company in which the director was adjudged liable to it; (ii) any proceeding in which the director was adjudged liable because he or she improperly received personal benefit; (iii) activities which, at the time taken, the director knew or believed to be clearly in conflict with the best interests of the corporation; or (iv) liability for improper distributions, loans or guarantees.

     The APBI Certificate of Incorporation likewise eliminates the liability of directors to the fullest extent permissible under Delaware law, as such law exists currently or as it may be amended in the future. Under Delaware law, such provision may not eliminate or limit director monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit.

     The limitation of liability provisions permissible under North Carolina and Delaware law also may not limit a director's liability for violation of, or otherwise relieve directors from the necessity of complying with, Federal or State securities laws, or affect the availability of non-monetary remedies such as injunctive relief or rescission.

     North Carolina law requires indemnification when the individual was wholly successful, on the merits or otherwise. Delaware law, on the other hand, requires indemnification when the individual was successful, on the merits or otherwise.

     North Carolina and Delaware corporations may include in their charter a provision which extends the scope of indemnification through agreements, bylaws or other corporate action beyond that specifically authorized by statute. The charters of PPD and APBI each include such a provision. The indemnification and limitation of liability provisions of Delaware law, and not North Carolina law, will apply to actions of the directors and officers of APBI prior to the Merger.

DIVIDENDS AND REPURCHASES OF SHARES

     North Carolina law dispenses with the concepts of par value of shares as well as statutory definitions of capital, surplus and the like. The concepts of par value, capital and surplus are retained under Delaware law.

     Under North Carolina law, a corporation may not make any distribution (including dividends, whether in cash or other property, and redemptions or repurchases of its shares) if it would result in either: (i) the corporation being unable to pay its debts as they become due; or (ii) the corporation's assets being less than the sum of its liabilities plus any preferential liquidation rights of shareholders.

     Delaware law permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation.

STOCKHOLDER DERIVATIVE SUITS

     Both North Carolina and Delaware law provide that a shareholder may only bring a derivative action on behalf of the corporation if he or she was a shareholder of the corporation at the time of the transaction in question, or if his or her stock thereafter devolved upon him or her by operation of law. North Carolina law also provides that the plaintiff must have held the corporation's stock for at least one year, bring the action within two years of the transaction of which he or she complains, and deposit sufficient surety, in the court's discretion, to indemnify the corporation for expenses. Delaware does not have similar time limits or a bonding requirement with respect to stockholder derivative suits, which could have the effect of limiting the ability of shareholders to sue PPD in such an action after the Merger.

APPRAISAL RIGHTS

     Under both North Carolina and Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. In North Carolina, appraisal rights are also available for certain amendments to a company's articles of incorporation. Under Delaware law, such appraisal rights are not available (i) with respect to amendments to the certificate of incorporation, (ii) with respect to the sale, lease or exchange of all or substantially all of the assets of a corporation, (iii) with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or are held of record by more than 2,000 holders if such stockholders receive in the transaction only shares which are so listed or held of record, plus cash in lieu of fractional shares, or (iv) to stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger because the merger agreement does not amend the existing certificate of incorporation, each share of the surviving corporation outstanding prior to the merger is an identical outstanding or treasury share after the merger, and the number of shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger and if certain other conditions are met.

                                 LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock of PPD offered hereby will be passed upon for PPD by Wyrick, Robbins, Yates & Ponton L.L.P., Raleigh, North Carolina.

                                    EXPERTS

     The combined financial statements of PPD as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus and Registration Statement have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements and schedules of APBI and its subsidiaries as of December 31, 1995 and for each of the three fiscal years ended in the period ended December 31, 1995, included in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
PHARMACEUTICAL PRODUCT DEVELOPMENT, INC. AND SUBSIDIARIES
  Report of Independent Accountants....................................................  F-2
  Combined Balance Sheets as of December 31, 1995 and 1994.............................  F-3
  Combined Statements of Operations for the Years Ended December 31, 1995, 1994 and
     1993..............................................................................  F-4
  Combined Statements of Shareholders' Equity for the Years Ended December 31, 1995,
     1994 and 1993.....................................................................  F-5
  Combined Statements of Cash Flows for the Years Ended December 31, 1995, 1994 and
     1993..............................................................................  F-6
  Notes to Combined Financial Statements...............................................  F-7
  Consolidated Balance Sheets as of June 30, 1996 (unaudited) and December 31, 1995.... F-17
  Consolidated Statements of Operations for the Six Months Ended June 30, 1996 and 1995
     (unaudited)....................................................................... F-18
  Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1996 and 1995
     (unaudited)....................................................................... F-19
  Notes to Consolidated Financial Statements........................................... F-20
APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES
  Report of Independent Public Accountants............................................. F-21
  Consolidated Statements of Operations for the Years Ended December 31, 1995, 1994 and
     1993.............................................................................. F-22
  Consolidated Balance Sheets as of December 31, 1995 and 1994......................... F-23
  Consolidated Statements of Stockholders' Equity for the Years Ended December 31,
     1995, 1994 and 1993............................................................... F-24
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1995,
     1994 and 1993..................................................................... F-25
  Notes to Consolidated Financial Statements........................................... F-26
  Consolidated Financial Statement Schedule
     Schedule II -- Valuation and Qualifying Accounts.................................. F-47
  Consolidated Condensed Statements of Operations for the Six-Month Periods Ended June
     30, 1996 and 1995 (unaudited)..................................................... F-48
  Consolidated Condensed Balance Sheets as of June 30, 1996 (unaudited) and
     December 31, 1995................................................................. F-49
  Consolidated Condensed Statements of Cash Flows for the Six-Month Periods Ended June
     30, 1996 and 1995 (unaudited)..................................................... F-50
  Notes to Consolidated Condensed Financial Statements................................. F-51

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders
Pharmaceutical Product Development, Inc. and Combined Affiliates

     We have audited the accompanying combined balance sheets of Pharmaceutical Product Development, Inc., its affiliates and its consolidated subsidiaries as of December 31, 1995 and 1994 and the related combined statements of operations, shareholders' equity, and cash flows for the years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Pharmaceutical Product Development, Inc., its affiliates and its consolidated subsidiaries as of December 31, 1995 and 1994, and the combined results of their operations and their cash flows for the years ended December 31, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Raleigh, North Carolina
February 22, 1996

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                          1995          1994
                                                                         -------       -------
                                            ASSETS
Current assets:
  Cash and cash equivalents..........................................    $ 2,261       $ 1,860
  Marketable securities..............................................        242           203
  Accounts receivable and unbilled services..........................     15,837        10,398
  Investigator advances..............................................        648         2,212
  Prepaid expenses and other current assets..........................        125           306
                                                                         -------       -------
          Total current assets.......................................     19,113        14,979
                                                                         -------       -------
Furniture and equipment, net.........................................      4,538         3,105
Goodwill.............................................................      2,949         2,709
Other assets.........................................................        904           300
                                                                         -------       -------
                                                                         $27,504       $21,093
                                                                         =======       =======
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt...............................    $ 1,879       $ 1,144
  Accounts payable...................................................      1,991         2,113
  Payable to investigators...........................................      3,588         3,402
  Other accrued expenses.............................................      2,380           932
  Unearned income....................................................      5,346         3,276
                                                                         -------       -------
          Total current liabilities..................................     15,184        10,867
                                                                         -------       -------
Long-term debt, less current maturities..............................      2,899         4,736
                                                                         -------       -------
Commitments and contingencies (Notes 8 and 12)
Shareholders' equity:
  Common stock.......................................................        694           692
  Additional paid-in capital.........................................      1,317         1,098
  Unrealized gain (loss) on marketable securities....................          6           (19)
  Retained earnings..................................................      7,477         3,889
                                                                         -------       -------
                                                                           9,494         5,660
  Unearned compensation..............................................        (73)         (170)
                                                                         -------       -------
          Total shareholders' equity.................................      9,421         5,490
                                                                         -------       -------
                                                                         $27,504       $21,093
                                                                         =======       =======

    The accompanying notes are an integral part of the financial statements.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

                       COMBINED STATEMENTS OF OPERATIONS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                        -----------------------------------------
                                                          1995            1994            1993
                                                        ---------       ---------       ---------
Professional fee income...........................      $  54,447       $  40,737       $  31,046
Less reimbursed costs.............................         16,184          11,875          10,211
                                                        ---------       ---------       ---------
          Net revenue.............................         38,263          28,862          20,835
                                                        ---------       ---------       ---------
Operating expenses:
  Direct costs....................................         19,523          15,867          12,522
  Selling, general and administrative.............         13,151           8,442           4,260
  Depreciation and amortization...................          1,478           1,001             471
                                                        ---------       ---------       ---------
                                                           34,152          25,310          17,253
                                                        ---------       ---------       ---------
          Income from operations..................          4,111           3,552           3,582
Other income (expense), net.......................            200             (33)            (10)
                                                        ---------       ---------       ---------
          Net income..............................      $   4,311       $   3,519       $   3,572
                                                         ========        ========        ========
Pro forma data (unaudited) (Note 1):
  Net income, as reported.........................      $   4,311       $   3,519       $   3,572
  Pro forma income tax expense....................          1,775           1,498           1,445
                                                        ---------       ---------       ---------
  Pro forma net income............................      $   2,536       $   2,021       $   2,127
                                                         ========        ========        ========
  Pro forma earnings per share....................      $     .35       $     .28       $     .31
                                                         ========        ========        ========
  Pro forma weighted average number of
     shares outstanding...........................      7,279,249       7,268,296       6,954,779
                                                         ========        ========        ========

    The accompanying notes are an integral part of the financial statements.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             UNREALIZED
                                                                                GAIN
                                               PPD-     PPD-                   (LOSS)
                                      PPD      CRU     EUROPE   ADDITIONAL       ON                                     TOTAL
                                     COMMON   COMMON   COMMON    PAID-IN     MARKETABLE   RETAINED     UNEARNED     SHAREHOLDERS'
                                     STOCK    STOCK    STOCK     CAPITAL     SECURITIES   EARNINGS   COMPENSATION      EQUITY
                                     ------   ------   ------   ----------   ----------   --------   ------------   -------------
Balance, December 31, 1992.........   $630     $  3               $ (620)                 $    362                     $   375
  Three-for-one stock split on PPD-
    CRU's common stock effected as
    a stock dividend...............               9                   (2)                       (7)
  Issuance of 384,300 shares of PPD
    common stock recorded as a
    dividend to existing
    shareholders...................     39                           785                      (824)
  Issuance of 110,250 shares of PPD
    common stock as compensation...     11                           281                                $ (292)
  Amortization of unearned
    compensation...................                                                                         24              24
  Net income.......................                                                          3,572                       3,572
  Dividends........................                                                         (1,496)                     (1,496)
                                     ------   ------            ----------                --------      ------      -------------
Balance, December 31, 1993.........    680       12                  444                     1,607        (268)          2,475
  Adjustment to beginning balance
    for change in accounting method
    (Note 1).......................                                             $ 16                                        16
  Change in unrealized gain
    (loss).........................                                              (35)                                      (35)
  Amortization of unearned
    compensation...................                                                                         98              98
  Issuance of 26,044 PPD-CRU common
    stock for acquisition of
    WARS...........................               2                  798                                                   800
  Minority interest of 26,044
    shares of PPD-CRU common stock
    related to WARS acquisition....              (2)                (144)                                                 (146)
  Net income.......................                                                          3,519                       3,519
  Dividends........................                                                         (1,237)                     (1,237)
                                     ------   ------            ----------     -----      --------      ------      -------------
Balance, December 31, 1994.........    680       12                1,098         (19)        3,889        (170)          5,490
  Change in unrealized gain
    (loss).........................                                               25                                        25
  Amortization of unearned
    compensation...................                                                                         97              97
  Transfer of minority interest
    into affiliated group..........               2                  168                                                   170
  Net income.......................                                                          4,311                       4,311
  Dividends........................                                                           (723)                       (723)
  Sale of 2,814 shares of
    PPD-Europe common stock to PPD
    shareholders...................                     $ --          51                                                    51
                                     ------   ------   ------   ----------     -----      --------      ------      -------------
Balance, December 31, 1995.........   $680     $ 14     $ --      $1,317        $  6      $  7,477      $  (73)        $ 9,421
                                     =======  =======  =======  ========     =========     =======   ===========    ==========

    The accompanying notes are an integral part of the financial statements.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                      YEAR ENDED DECEMBER 31,
                                                                    ---------------------------
                                                                     1995      1994      1993
                                                                    -------   -------   -------
Cash flows from operating activities:
  Net income......................................................  $ 4,311   $ 3,519   $ 3,572
  Adjustments to reconcile net income to net cash provided by
     (used in) operating activities:
     Depreciation and amortization................................    1,478     1,001       471
     Stock compensation amortization..............................       97        98        24
     Gain on sale of PRP..........................................     (261)
     Changes in assets and liabilities:
       Receivables and unbilled services..........................   (5,394)   (1,168)   (4,102)
       Advance payments to investigators and payables to
        investigators.............................................    1,750    (2,653)    2,004
       Prepaid expenses and other current assets..................      257       (17)     (132)
       Goodwill and other assets..................................     (732)     (161)        1
       Accounts payable...........................................     (199)    1,081       299
       Other accrued expenses.....................................    1,454        34       (24)
       Unearned income............................................    2,070    (2,128)    1,929
                                                                    -------   -------   -------
          Net cash provided by (used in) operating activities.....    4,831      (394)    4,042
                                                                    -------   -------   -------
Cash flows from investing activities:
  Purchase of equipment...........................................   (2,500)   (1,594)     (706)
  Proceeds from sale of assets....................................        8        69         3
  Purchase of marketable securities...............................      (14)      (13)     (106)
  Net cash paid in acquisitions...................................     (205)   (1,881)
  Proceeds from sale of PRP.......................................      222
                                                                    -------   -------   -------
          Net cash used in investing activities...................   (2,489)   (3,419)     (809)
                                                                    -------   -------   -------
Cash flows from financing activities:
  Net borrowings (payments) on revolving credit agreement.........      (92)      173       (61)
  Proceeds from long-term debt....................................              2,771
  Principal payments on long-term debt............................   (1,177)     (339)     (242)
  Cash dividends paid.............................................     (723)   (1,237)   (1,496)
  Issuance of PPD-Europe common stock.............................       51
                                                                    -------   -------   -------
          Net cash provided by (used in) financing activities.....   (1,941)    1,368    (1,799)
                                                                    -------   -------   -------
Net increase (decrease) in cash and cash equivalents..............      401    (2,445)    1,434
Cash and cash equivalents:
  Beginning of year...............................................    1,860     4,305     2,871
                                                                    -------   -------   -------
  End of year.....................................................  $ 2,261   $ 1,860   $ 4,305
                                                                    =======   =======   =======
Supplemental disclosure of cash flow information:
  Cash payments for interest......................................  $   369   $   181   $   121
                                                                    =======   =======   =======
Supplemental schedule of noncash transactions:
  Three-for-one stock split accounted for as a stock dividend.....                      $     7
                                                                                        =======
  Issuance of 384,300 shares of restricted common stock as
     compensation.................................................                      $   292
                                                                                        =======
  Dividend attributable to stock issuance.........................                      $   824
                                                                                        =======
  Unrealized gain (loss) on marketable securities, net............  $    25   $   (19)
                                                                    =======   =======

    The accompanying notes are an integral part of the financial statements.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     Pharmaceutical Product Development, Inc. ("PPD") (along with its affiliates the "Company") is a clinical research organization providing a broad range of integrated product development services in the United States and certain services in Europe to complement the research and development activities of the pharmaceutical and biotechnology industries.

ORGANIZATION AND BASIS OF PRESENTATION

     The combined financial statements include the accounts of PPD, its consolidated subsidiaries, Gabbay Group Limited (see Note 2) and Pharmaceutical Research Plus ("PRP"), and its affiliates, Pharmaceutical Product
Development-Clinical Research Unit, Inc. ("PPD-CRU") and PPD Europe, Inc. ("PPD-Europe"). PPD, PPD-CRU and PPD-Europe are affiliated through common management and majority ownership.

     PPD owned 79.8% of PRP which was sold to the minority shareholder on September 13, 1995. Proceeds from the sale were $222 resulting in a gain of $261 during the year ended December 31, 1995.

     PPD-CRU has a 30.95% ownership in Laboratory Associated Businesses, LTD. ("LAB"), which is accounted for using the equity method.

     All significant intercompany accounts and transactions have been eliminated in combination and consolidation.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consists of unrestricted cash accounts, including commercial paper, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less at the date of purchase.

     The Company maintains demand deposits with financial institutions, the balances of which from time-to-time exceed the maximum federally insured amount. The Company participates in an investment program whereby excess funds held by the bank are automatically invested in commercial paper on a daily basis. At December 31, 1995 and 1994, the Company had an investment of $1,371 and $1,029, respectively.

     PPD has an agreement under certain projects with two major customers to pay certain expenses related to a project under a grant administration program. The funds are provided by the major customers and disbursed by PPD to the recipient upon approval by the major customers. At December 31, 1995 and 1994, PPD held $1,154 and $223, respectively, for this purpose, which is reported as cash and cash equivalents in the accompanying combined balance sheets.

MARKETABLE SECURITIES

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting for Certain Investments in Debt and Equity Securities." The classification of securities is generally determined at the date of purchase. Upon adopting the Statement, the Company reclassified securities as needed and recorded a fair value adjustment amounting to $16, for the unrealized gain on securities available for sale. Subsequent to January 1, 1994, all marketable securities of the Company have been classified as available for sale and have been reported at fair value with unrealized gains and losses reported as a separate component of shareholders' equity. The Company intends to hold these securities for an indefinite period of time. Gains and losses on sales of investment securities, computed based on specific identification of adjusted cost of each security, are included in other income at the time of the sales.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued) REVENUE RECOGNITION

     Revenues are earned by performing services under contracts from various companies. These revenues are recorded as costs are incurred and include estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs (percentage-of-completion method of accounting). These estimated costs are reviewed and revised periodically throughout the lives of the contracts with adjustment to profits resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated ultimate loss is charged against income. Certain contracts contain provisions for price redetermination for cost overruns. Such redetermined amounts are included in revenue when realization is assured and the amounts can reasonably be determined. The Company's exposure to credit loss in the event that payment is not received for revenue recognized equals the outstanding receivables and unbilled services balance. Although no collateral is required, the Company has experienced no credit losses to date and does not anticipate future credit losses.

INVESTIGATOR PAYMENTS

     Investigator payments are recognized based upon the status of the work completed as a percentage of the total procedures required under the contract or based on patient enrollment over the term of the contract. Billings and payments are based on predetermined contractual agreements which may differ from the accrual of the expense. Payments made in excess of the accrued expenses are classified as investigator advances and accrued expenses in excess of amounts paid are classified as payables to investigators. Included in reimbursed costs in the accompanying combined statements of operations are principally the contracted physicians' costs.

UNBILLED SERVICES AND UNEARNED INCOME

     In general, prerequisites for billings are established by contractual provisions including predetermined payment schedules, the achievement of contract milestones or submission of appropriate billing detail. Unbilled services arise when services have been rendered but clients have not been billed. Similarly, advance billings represents amounts billed in excess of revenue recognized.

FURNITURE AND EQUIPMENT

     Furniture and equipment are stated at cost. Depreciation is computed principally by accelerated methods based on estimated service lives of assets which range from 5 to 7 years. The cost of leasehold improvements is being amortized using the straight-line method over the shorter of the estimated service lives or the terms of the related leases. Repairs and maintenance are charged to expense as incurred. Upon disposition, the asset and related accumulated depreciation are relieved and any gains or losses are reflected in operations.

GOODWILL AND OTHER ASSETS

     The excess of cost over the fair value of the net assets acquired ("goodwill") of $2,823 and $444 relates to the acquisitions of Wisconsin Analytical and Research Services, Ltd. ("WARS") and Gabbay Group Limited, respectively (see Note 2). Goodwill is amortized on a straight-line basis over 15 years. Other intangible assets included in other assets are amortized on a straight-line basis over their estimated useful lives. Accumulated amortization of intangible assets was $318 and $210 at December 31, 1995 and 1994, respectively. The Company evaluates impairment of goodwill based on whether it is probable that undiscounted future cash flows will be less than the carrying value.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)
INCOME TAXES

     The financial statements of the Company for periods prior to the initial public offering, described in Note 15, do not include a provision for income taxes because the taxable income or loss of the Company up until December 31, 1995 is included in the income tax returns of the individual shareholders under the S corporation election. For informational purposes, the statements of operations include a pro forma income tax provision on taxable income for financial reporting purposes using statutory federal and state rates that would have resulted if the Company had filed corporate tax returns during these periods.

     In January 1996, prior to the effectiveness of the initial public offering of the Company's common stock described in Note 15, the Company elected to no longer be treated as an S corporation for tax purposes. Accordingly, the Company will be subject to federal and state income taxes and will recognize deferred taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." SFAS No. 109 requires companies subject to income taxes to adjust their deferred tax assets and liabilities based on temporary differences between financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Based upon temporary differences existing as of December 31, 1995, the estimated deferred tax assets would be insignificant.

FOREIGN CURRENCY TRANSLATION

     The financial position and results of operations of the Company's foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the accumulated foreign currency translation adjustments account in shareholders' equity.

EARNINGS PER SHARE

     In connection with the S corporation termination, the statements of operations include pro forma earnings per share of common stock based on the pro forma net income for all periods presented divided by the pro forma weighted average number of common shares outstanding. Pro forma weighted average shares outstanding assumes the issuance of sufficient shares at $18 per share, after aggregate estimated offering expenses and underwriting discounts, to pay the S corporation distribution as of December 31, 1995.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     The Company will adopt Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," during 1996. The impact of adopting this statement is not expected to have a significant effect on the Company's financial statements.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued) RECLASSIFICATIONS

     Certain financial statement items have been reclassified from prior years to conform to the current year's format with no effect on previously reported net income.

2. ACQUISITIONS

     On May 17, 1994, PPD-CRU acquired WARS for a total consideration of $4,060. PPD-CRU issued 26,044 shares of common stock and paid $3,260 in the form of cash and notes payable. PPD-CRU may be required to make additional payments of up to $180 per year, contingent upon the results of WARS operations over a three year fiscal period ending September 30, 1996. PPD-CRU intends to record amounts paid, if any, under this provision as additional purchase consideration in the period any such amount is determinable. No payments were due to the former WARS shareholders based on WARS operating results for the years ended September 30, 1995 and 1994.

     The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchased assets and liabilities have been recorded at their estimated fair value at the date of the acquisition. The results of operations of WARS are included in the accompanying combined statements of operation since the date of acquisition. The purchase price was allocated as follows:

          Current assets..................................................  $ 1,790
          Equity investment...............................................       46
          Fixed assets....................................................    1,058
          Other assets....................................................      163
          Accounts payable and accrued liabilities........................   (1,277)
          Long-term debt..................................................     (543)
          Goodwill........................................................    2,823
                                                                            -------
                                                                            $ 4,060
                                                                            =======

     The following unaudited pro forma financial information assumes the acquisition of WARS occurred at the beginning of the year presented for the 1993 and 1994 presentations.

                                                                          1994          1993
                                                                         -------       -------
Revenue................................................................  $42,750       $35,230
                                                                         =======       =======
Net income.............................................................  $ 3,506       $ 3,069
                                                                         =======       =======

     On August 1, 1995, PPD and PPD-Europe (an S corporation formed in connection with this transaction), completed the acquisition of Gabbay Group Limited for $306 in cash and $241 in assumed debt. Gabbay Group Limited, a clinical research organization, is located in Southampton, England. Ownership interests in Gabbay Group Limited are 79% and 21% for PPD and PPD-Europe, respectively. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchased assets and liabilities have been recorded at their estimated fair value at the date of acquisition. The purchase price resulted in goodwill of $444. For the years ended December 31, 1995 and 1994, Gabbay Group Limited had net sales of approximately $1,241 and $1,200, respectively, and net income (loss) of approximately $6 and $(18), respectively. The results of operations of Gabbay are included in the accompanying combined statement of operations for the year ended December 31, 1995, since the date of acquisition.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

3. MARKETABLE SECURITIES

     The estimated market value and aggregate cost of marketable securities are as follows:

                                                                           DECEMBER 31,
                                                                          ---------------
                                                                          1995       1994
                                                                          ----       ----
    Estimated market value..............................................  $242       $203
    Aggregate cost......................................................   236        222
                                                                          ----       ----
    Gross unrealized gains (losses).....................................  $  6       $(19)
                                                                          ====       ====

4. ACCOUNTS RECEIVABLE AND UNBILLED SERVICES

     Accounts receivable and unbilled services consists of the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1994
                                                                       -------     -------
    Trade:
      Billed.........................................................  $ 7,260     $ 7,751
      Unbilled.......................................................    8,525       2,464
                                                                       -------     -------
                                                                        15,785      10,215
    Other............................................................       52         183
                                                                       -------     -------
                                                                       $15,837     $10,398
                                                                       =======     =======

5. FURNITURE AND EQUIPMENT

     Furniture and equipment consists of the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995         1994
                                                                       ------       ------
    Furniture and fixtures...........................................  $3,872       $2,459
    Office equipment.................................................     794          714
    Computer equipment...............................................   2,038        1,365
    Motor vehicles...................................................      48           --
    Leasehold improvements...........................................     481          379
    Construction in progress.........................................     230           --
                                                                       ------       ------
                                                                        7,463        4,917
    Less accumulated depreciation and amortization...................   2,925        1,812
                                                                       ------       ------
                                                                       $4,538       $3,105
                                                                       ======       ======

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

6. LONG-TERM DEBT

     A summary of the Company's long-term debt consists of the following:

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                      1995          1994
                                                                     -------       -------
    Term notes payable to bank in monthly installments of $35, including interest ranging from 6.35% to 7.34% through
      December 1996, with one balloon payment of all remaining
      principal due in December 1996...............................  $   772       $ 1,132
    4% notes payable to shareholders of PPD-CRU in three annual installments of $315, $315 and $630 beginning January 1,
      1995.........................................................      945         1,260
    Prime (8.5% at December 31, 1995) less 0.5%, $750 line of
      credit reducing $150 annually and expiring January 1, 2000;
      interest payable monthly.....................................       --           750
    Prime (8.5% at December 31, 1995) less 0.25%, $250 line of
      credit expiring April 25, 1996; interest payable monthly.....      173           173
    Prime (8.5% at December 31, 1995) less 0.5%, $2,600 line of credit reducing $520 annually and expiring January 1, 2000;
      interest payable monthly.....................................    2,210         2,565
    Prime (8.5% at December 31, 1995) less 0.5% $1,000 line of
      credit expiring May 1996; interest payable monthly...........      421            --
    6.75% note payable to bank in annual installments of $20
      (subject to changes in dollar to pounds exchange rate) plus interest with final payment of remaining principal and
      interest due in July 2000....................................       97            --
    Note payable with interest based on the base lending rate of the Royal Bank of Scotland plc plus 3%; principal and
      interest due December 1998...................................       39            --
      6.75% note payable to Gabbay shareholders in two installments of $60 and $61 plus interest in February 1996 and August
      1996, respectively...........................................      121            --
                                                                     -------       -------
                                                                       4,778         5,880
    Less current maturities........................................   (1,879)       (1,144)
                                                                     -------       -------
                                                                     $ 2,899       $ 4,736
                                                                     =======       =======

     In connection with the above term notes and lines of credit, the Company has entered into a general security agreement in which the term notes and lines of credit are collateralized by all assets now owned or hereafter acquired and guaranteed by certain shareholders of the Company. In addition, the Company has agreed to comply with certain restrictions including, among other things, maintenance of certain financial ratios, limitations on incurring additional debt, limitations on material changes in management and limitations on becoming a party to mergers, consolidations, or other reorganizations. As of December 31, 1995, the Company was not in compliance with certain of the covenants. The Company was relieved of the responsibility of compliance with these covenants by virtue of repayment and refinancing of these notes on February 7, 1996 (see Note
15).

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

6. LONG-TERM DEBT (Continued)
     Aggregate maturities required on long-term debt at December 31, 1995 are as follows:

          1996.............................................................  $1,879
          1997.............................................................   1,632
          1998.............................................................     579
          1999.............................................................     540
          2000.............................................................     148
                                                                             ------
                                                                             $4,778
                                                                             ======

7. SHAREHOLDERS' EQUITY

     Shareholders' equity at December 31, 1992, 1993, 1994 and 1995 consisted of the following:

                                   COMMON STOCK                     UNREALIZED
                               --------------------   ADDITIONAL    GAIN (LOSS)
                               OUTSTANDING             PAID IN     ON MARKETABLE   RETAINED     UNEARNED
                                 SHARES      AMOUNT    CAPITAL      SECURITIES     EARNINGS   COMPENSATION
                               -----------   ------   ----------   -------------   --------   ------------
    December 31, 1992
    PPD, $.10 stated value....  6,300,000     $630      $ (620)                     $  448
    PPD-CRU, $.10 stated
      value...................     29,597        3                                     (86)
                                             ------   ----------                   --------
         Combined.............                $633      $ (620)                     $  362
                                             ======    =======                      ======
    December 31, 1993
    PPD, $.10 stated value....  6,794,550     $680      $  446                      $1,716       $ (268)
    PPD-CRU, $.10 stated
      value...................    118,387       12          (2)                       (109)
                                             ------   ----------                   --------   ------------
         Combined.............                $692      $  444                      $1,607       $ (268)
                                             ======    =======                      ======    ==========
    December 31, 1994
    PPD, $.10 stated value....  6,794,550     $680      $  446         $ (19)       $4,046       $ (170)
    PPD-CRU, $.10 stated
      value...................    118,387       12         652                        (157)
                                             ------   ----------      ------       --------   ------------
         Combined.............                $692      $1,098         $ (19)       $3,889       $ (170)
                                             ======    =======     ==========       ======    ==========
    December 31, 1995
    PPD, $.10 stated value....  6,794,550     $680      $  446         $   6        $7,386       $  (73)
    PPD-CRU, $.10 stated
      value...................    118,387       14         820                          91
    PPD-Europe, $1 stated
      value...................      2,814                   51
                                             ------   ----------      ------       --------   ------------
         Combined.............                $694      $1,317         $   6        $7,477       $  (73)
                                             ======    =======     ==========       ======    ==========

     PPD-CRU had 1,000,000 authorized shares at December 31, 1995, 1994 and 1993. At December 31, 1995, PPD-Europe had 100,000 authorized shares.

     PPD had 30,000,000 authorized shares of Common Stock at December 31, 1995, 1994 and 1993.

     PPD has authorized 5,000,000 shares of $.10 par value Preferred Stock. No shares of Preferred Stock are issued or outstanding.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

8. OPERATING LEASES

     The Company leases facilities under agreements classified as operating leases. Rent expense for 1995, 1994 and 1993 totaled $1,265, $747 and $710, respectively.

     The following is a schedule by years of the future minimum payments at December 31, 1995 required under these agreements:

          1996.............................................................  $1,689
          1997.............................................................     740
          1998.............................................................     547
          1999.............................................................     557
          2000.............................................................     539
          Thereafter.......................................................     217
                                                                             ------
                                                                             $4,289
                                                                             ======

9. SIGNIFICANT CUSTOMERS

     The Company had several significant customers for which they provided services under specific contractual arrangements.

     The following sets forth the net revenue generated by customers who accounted for more than 10% of the Company's net revenue during each of the periods presented.

                                                                   YEARS ENDED DECEMBER 31,
                                                               --------------------------------
                          CUSTOMERS                             1995         1994         1993
- -------------------------------------------------------------  ------       ------       ------
A............................................................  $4,841       $6,766       $8,036
B............................................................       *            *        2,411
C............................................................       *        2,937            *

- ---------------

* Less than 10% of net revenue.

     At December 31, 1995 and 1994, these customers represented 18% and 39%, respectively, of outstanding account receivables and unbilled services.

10. RELATED PARTY TRANSACTIONS

     The Company is related through common ownership with E.M. Associates, Inc. which provides investigative review board services to the Company. The Company had transactions with E.M. Associates, Inc. of $102, $191 and $183 in expenses for the years ended December 31, 1995, 1994 and 1993, respectively.

     Several of the Company's shareholders collectively own 14.6% of LOI Building, Inc. ("LOI"), which leases operating facilities to PPD. Rent paid to LOI for the years ended December 31, 1995, 1994 and 1993, totaled $341, $430 and $390, respectively.

     PPD-CRU rents a building from LAB. Rent paid to LAB for the years ended December 31, 1995 and 1994 totaled $186 and $112, respectively.

11. PROFIT-SHARING PLAN

     The Company has a contributory 401(k) profit-sharing plan which requires contributions from the Company each year equal to 50% of the amount contributed by each employee up to 5% of the employee's wages. Any additional contribution to the plan is at the discretion of the Company's Board of Directors. The

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

11. PROFIT-SHARING PLAN (Continued)
Company can terminate the plan at any time. Contributions to the plan were $242, $129 and $127 for the years ended December 31, 1995, 1994 and 1993, respectively.

12. CONTINGENCIES

     It is the policy of the Company to act as self-insurer for insurable risks related to malpractice and certain other risks. Since no claims have occurred, no losses have been charged to operations for the years ended December 31, 1995, 1994 and 1993.

13. RESTRICTED STOCK ISSUANCES

     In 1993, PPD issued 494,550 shares of stock to two individuals. In one of the issuances, 110,250 shares were issued as compensation to an individual, which provides that unless PPD's stock is sold publicly or PPD's stock or assets are sold entirely to another party, the individual must provide certain services to PPD as Chief Operating Officer, for a minimum period of three years or lose all rights to the stock. Compensation expense is being recognized ratably over the three-year service period in an amount equal to the fair value of the stock at issuance. Compensation expense recognized in 1995, 1994 and 1993 totaled $97, $98 and $24, respectively. In the other issuance, an individual acquired 384,300 shares of PPD's stock directly from PPD and another 315,000 shares of PPD's stock directly from the individual shareholders. The individual paid the shareholders directly for the entire 699,300 shares. As such, the accompanying combined financial statements reflect a dividend of $824 in 1993 for the fair market value of the 384,300 shares issued by PPD.

14. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS

     The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

MARKETABLE SECURITIES

     The fair value of marketable securities is estimated based on quoted market prices of the mutual funds comprising marketable securities.

LONG-TERM DEBT

     The carrying amount of long-term debt, which bears interest at a floating rate, approximates the fair value.

     The estimated fair value of the Company's financial instruments as of December 31, 1995 are as follows:

                                                                      CARRYING        FAIR
                                                                       VALUE         VALUE
                                                                      --------       ------
    Cash and cash equivalents.......................................   $2,261        $2,261
    Marketable securities...........................................      242           242
    Long-term debt..................................................    4,778         4,778

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

15. SUBSEQUENT EVENTS

REORGANIZATION

     In January 1996, the Company completed an initial public offering of its common stock resulting in net proceeds of approximately $37.2 million. In conjunction with the Company's initial public offering, on January 23, 1996 PPD and PPD-Europe were merged in a transaction that will be accounted for similar to a pooling of interests. PPD-CRU became a wholly owned subsidiary of PPD. The reorganization had no material effect on PPD's financial position or results of operations as presented herein.

CAPITAL STOCK TRANSACTIONS

     In conjunction with the Company's initial public offering, on January 23, 1996 the following capital stock transactions were effected: (i) an amendment to the Articles of Incorporation of the Company increasing the number of authorized common shares to 30,000,000 and authorizing 5,000,000 shares of preferred stock;
(ii) a stock split of 63 shares for 1 share (effected in the form of a 6,200% stock dividend) for all PPD common stock; (iii) the conversion of the 122,000 outstanding shares of PPD-CRU common stock into 144,431 shares of PPD common stock at an offering price of $18 per share; and (iv) the conversion of 10,785 outstanding shares of PPD-Europe common stock into 2,814 shares of PPD common stock at an offering price of $18 per share. All numbers of common shares and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect this stock split and conversions.

EQUITY COMPENSATION PLAN

     PPD has implemented an equity compensation plan in connection with its initial public offering of common stock. The plan permits the award of options to buy shares of PPD's common stock or the grant of other stock-based awards to executives and other key employees.

     Options and other stock-based awards would be considered common stock equivalents and could affect earnings per share depending on the number of options and awards granted and the market price of the stock compared to the exercise price.

LONG-TERM DEBT REPAYMENT

     On February 7, 1996 the Company repaid $254 and refinanced $3,297 in notes payable with a new note that is payable in full on February 19, 1997.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)




                                                                         JUNE 30,     DECEMBER 31,
                                                                           1996           1995
                                                                        -----------   ------------
                                                                        (UNAUDITED)
                                              ASSETS
Current assets:
  Cash and cash equivalents...........................................    $ 6,117       $  2,261
  Marketable securities...............................................     22,636            242
  Accounts receivable and unbilled services...........................     20,447         15,837
  Investigator advances...............................................        718            648
  Prepaid expenses and other current assets...........................        253            125
                                                                        -----------   ------------
          Total current assets........................................     50,171         19,113
                                                                        -----------   ------------
  Furniture and equipment, net........................................      6,528          4,538
  Goodwill, net.......................................................      2,849          2,949
  Other assets........................................................        505            904
                                                                        -----------   ------------
                                                                          $60,053       $ 27,504
                                                                        =========     ==========
                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt................................    $ 4,237       $  1,879
  Accounts payable....................................................      2,318          1,991
  Payable to investigators............................................      4,549          3,588
  Other accrued expenses..............................................      3,255          2,380
  Unearned income.....................................................      2,767          5,346
                                                                        -----------   ------------
          Total current liabilities...................................     17,126         15,184
                                                                        -----------   ------------
Long-term debt, less current maturities...............................          0          2,899
                                                                        -----------   ------------
Shareholders' equity:
  Preferred stock.....................................................
  Common stock........................................................        924            694
  Additional paid-in capital..........................................     39,886          1,317
  Unrealized gain on marketable securities............................                         6
  Foreign currency translation adjustment.............................         (9)
  Retained earnings...................................................      2,126          7,477
                                                                        -----------   ------------
                                                                           42,927          9,494
  Unearned compensation...............................................                       (73)
                                                                        -----------   ------------
          Total shareholders' equity..................................     42,927          9,421
                                                                        -----------   ------------
                                                                          $60,053       $ 27,504
                                                                        =========     ==========


    The accompanying notes are an integral part of the financial statements.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


                                                                     FOR THE SIX MONTHS ENDED
                                                                             JUNE 30,
                                                                    ---------------------------
                                                                       1996             1995
                                                                    ----------       ----------
                                                                            (UNAUDITED)
Professional fee income...........................................  $   36,369       $   25,333
Less reimbursed costs.............................................      11,328            7,723
                                                                    ----------       ----------
  Net revenue.....................................................      25,041           17,610
                                                                    ----------       ----------
Operating expenses:
  Direct costs....................................................      13,149            9,134
  Selling, general and administrative.............................       7,963            5,707
  Depreciation and amortization...................................         990              618
                                                                    ----------       ----------
                                                                        22,102           15,459
                                                                    ----------       ----------
  Income from operations..........................................       2,939            2,151
Other income (expense), net.......................................         665              (82)
                                                                    ----------       ----------
Income before income tax expense..................................       3,604            2,069
Income tax expense................................................       1,478
                                                                    ----------       ----------
Net income........................................................  $    2,126       $    2,069
                                                                     =========        =========
Earnings per share................................................  $     0.24
                                                                     =========
Weighted average number of shares outstanding.....................   8,951,488
                                                                     =========
Pro forma data:
  Net income, as reported.........................................                   $    2,069
  Pro forma income tax expense....................................                          911
                                                                                     ----------
  Pro forma net income............................................                   $    1,158
                                                                                      =========
  Pro forma earnings per shares...................................                   $     0.16
                                                                                      =========
  Pro forma weighted average number of shares outstanding.........                    7,278,942
                                                                                      =========


    The accompanying notes are an integral part of the financial statements.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                          FOR THE SIX MONTHS
                                                                                ENDED
                                                                               JUNE 30,
                                                                        ----------------------
                                                                          1996          1995
                                                                        --------       -------
                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net income..........................................................  $  2,126       $ 2,069
  Adjustments to reconcile net income to net cash provided by (used
     in) operating activities:
     Depreciation and amortization....................................       990           618
     Accretion of investment discounts................................      (252)
     Stock compensation amortization..................................        73            49
     Minority interest in equity share of loss........................                      40
     Loss on sale of equipment........................................        20
     Gain on sale of investments......................................        (8)
     Changes in assets and liabilities:
       Receivables and unbilled services..............................    (4,610)       (2,041)
       Advance payments and payables to investigators.................       891         1,210
       Prepaid expenses and other current assets......................      (128)       (1,047)
       Goodwill and other assets......................................       381           (37)
       Accounts payable...............................................       327          (657)
       Other accrued expenses.........................................       875           627
       Unearned income................................................    (2,579)        2,982
                                                                        --------       -------
          Net cash provided by (used in) operating activities.........    (1,894)        3,813
                                                                        --------       -------
Cash flows from investing activities:
  Purchase of equipment...............................................    (2,885)       (1,097)
  Proceeds from sale of assets........................................         3             9
  Purchase of investments, net of maturities..........................   (22,385)           (7)
  Sale of investments.................................................       244
                                                                        --------       -------
          Net cash used in investing activities.......................   (25,023)       (1,095)
                                                                        --------       -------
Cash flows from financing activities:
  Repayment of long-term debt, net....................................      (541)          (70)
  Cash dividends paid.................................................    (5,937)         (100)
  Net proceeds from issuance of common stock..........................    37,242
                                                                        --------       -------
          Net cash provided by (used in) financing activities.........    30,764          (170)
                                                                        --------       -------
Effect of exchange rate changes on cash...............................         9
                                                                        --------
Net increase in cash and cash equivalents.............................     3,856         2,548
  Beginning of period.................................................     2,261         1,637
                                                                        --------       -------
  End of Period.......................................................  $  6,117       $ 4,185
                                                                        ========       =======
Supplemental disclosure for cash flow information:
  Cash payments for interest..........................................  $    103       $   107
                                                                        ========       =======
  Cash payments for taxes.............................................  $  1,172       $     0
                                                                        ========       =======


    The accompanying notes are an integral part of the financial statements.

                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     1. ACCOUNTING POLICIES: The significant accounting policies followed by PPD for interim financial reporting are consistent with the accounting policies followed for annual financial reporting. These unaudited consolidated financial statements have been prepared in accordance with Rule 10-01 of Regulation S-X, and in management's opinion, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The accompanying financial statements do not purport to contain all the necessary financial disclosures that might otherwise be necessary in the circumstances and should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 1995. The results of operations for the six-month period ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year.


     Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Certain 1995 financial statement amounts have been reclassified to conform with the 1996 presentation.


     2. BASIS OF PRESENTATION: The accompanying unaudited consolidated financial statements include the accounts of PPD and its wholly owned subsidiaries, Pharmaceutical Product Development-Clinical Research Unit, Inc. and Gabbay Group Limited. All significant intercompany items have been eliminated.


     3. EARNINGS PER SHARE: Earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the period. Outstanding stock options have not been included in the computation of net income per share since the effect is not material.


     4. PRO FORMA NET INCOME AND NET INCOME PER SHARE: Prior to January 1996, PPD had elected to be treated as a S corporation for income tax purposes and accordingly did not incur any expense or liability for corporate income taxes. Effective January 1, 1996, PPD revoked its S corporation election and began reporting as a C corporation. For the six-month period ended June 30, 1995 the Statement of Operations includes a pro forma income tax provision as well as a pro forma earnings per share computation. Pro forma weighted average shares outstanding assumes the issuance of sufficient shares at the net per share proceeds of PPD's initial public offering in January 1996 ($16.18) to repay the indebtedness ($5.5 million) incurred by PPD in making the final S corporation distribution.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Applied Bioscience International Inc.
and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Applied Bioscience International Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements and the schedule referred to below are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Applied Bioscience International Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in the Index to Consolidated Financial Statements and Financial Statement Schedule is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          /s/ Arthur Andersen LLP

Washington, D.C.,
February 22, 1996

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                     (IN THOUSANDS, EXCEPT PER-SHARE DATA)

                                                                   1995        1994        1993
                                                                 --------    --------    --------
LIFE SCIENCES REVENUES, net of subcontractor costs of $24,144,
  $21,370 and $13,730, respectively...........................   $133,970    $129,099    $115,154
ENVIRONMENTAL SCIENCES REVENUES, net of subcontractor costs of
  $7,230, $4,564 and $3,056, respectively.....................     49,283      45,763      40,190
                                                                 --------    --------    --------
Net revenues..................................................    183,253     174,862     155,344
                                                                 --------    --------    --------
DIRECT COSTS -- LIFE SCIENCES.................................     93,997      92,692      88,295
DIRECT COSTS -- ENVIRONMENTAL SCIENCES........................     33,791      30,095      27,047
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..................     49,821      44,642      46,783
LOSS ON SALE OF BUSINESS......................................     19,308          --          --
SPECIAL CHARGES AND RESTRUCTURING COSTS.......................      4,982          --       9,365
                                                                 --------    --------    --------
                                                                  201,899     167,429     171,490
                                                                 --------    --------    --------
OPERATING (LOSS) INCOME.......................................    (18,646)      7,433     (16,146)
INTEREST:
     Expense..................................................     (3,054)     (3,190)     (1,959)
     Income...................................................        220         508         392
OTHER INCOME (EXPENSE)........................................         18         (13)        394
                                                                 --------    --------    --------
(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE PROVISION FOR
  INCOME TAXES................................................    (21,462)      4,738     (17,319)
(BENEFIT) PROVISION FOR INCOME TAXES..........................    (16,134)      1,873      (3,446)
                                                                 --------    --------    --------
(LOSS) INCOME FROM CONTINUING OPERATIONS......................     (5,328)      2,865     (13,873)
                                                                 --------    --------    --------
DISCONTINUED OPERATIONS:
     Loss from discontinued operations, net of income tax
       benefit of $0, $128 and $1,157, respectively...........         --        (285)     (5,787)
     Estimated loss on disposal of discontinued operations,
       net of income tax benefit of $2,036, $227 and $2,654,
       respectively...........................................     (1,716)    (12,588)     (6,346)
                                                                 --------    --------    --------
LOSS FROM DISCONTINUED OPERATIONS.............................     (1,716)    (12,873)    (12,133)
                                                                 --------    --------    --------
NET LOSS BEFORE EXTRAORDINARY ITEM............................     (7,044)    (10,008)    (26,006)
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT,
  net of income tax benefit of $475...........................       (897)         --          --
                                                                 --------    --------    --------
NET LOSS......................................................   $ (7,941)   $(10,008)   $(26,006)
                                                                 ========    ========    ========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING..........     28,457      28,129      28,254
                                                                 ========    ========    ========
EARNINGS (LOSS) PER COMMON SHARE:
     (Loss) income from continuing operations.................   $  (0.19)   $   0.10    $  (0.49)
     Loss from discontinued operations........................      (0.06)      (0.46)      (0.43)
     Extraordinary loss.......................................      (0.03)         --          --
                                                                 --------    --------    --------
LOSS PER COMMON SHARE.........................................   $  (0.28)   $  (0.36)   $  (0.92)
                                                                 ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1995 AND 1994
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             1995       1994
                                                                           --------   --------
                                      ASSETS
CURRENT ASSETS
     Cash and cash equivalents...........................................  $ 11,304   $  7,944
     Accounts receivable, net............................................    54,426     63,585
     Supply inventories..................................................       231      1,163
     Income tax receivable...............................................       825      2,297
     Prepaid expenses and other current assets...........................     5,545      6,077
     Deferred tax asset..................................................     4,756      --
                                                                           --------   --------
          Total current assets...........................................    77,087     81,066
PROPERTY AND EQUIPMENT, at cost less accumulated depreciation and
  amortization...........................................................    21,515     82,905
GOODWILL, less accumulated amortization..................................    10,041      5,738
OTHER ASSETS.............................................................     6,514     11,971
                                                                           --------   --------
          Total assets...................................................  $115,157   $181,680
                                                                           ========   ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Current maturities of long-term debt................................  $    322   $  2,406
     Accounts payable....................................................     7,089      6,156
     Accrued liabilities.................................................    26,749     25,172
     Advance billings....................................................     9,536     23,649
                                                                           --------   --------
          Total current liabilities......................................    43,696     57,383
LONG-TERM DEBT...........................................................       572     42,884
DEFERRED INCOME TAXES....................................................        --     11,348
DEFERRED RENT AND OTHER..................................................     3,010      1,357
                                                                           --------   --------
          Total liabilities..............................................    47,278    112,972
                                                                           --------   --------
COMMITMENTS AND CONTINGENCIES (Notes 9, 13 and 14)
STOCKHOLDERS' EQUITY:
     Common stock, $0.01 par value, 40,000,000 shares authorized,
      29,724,000 and 29,520,000 shares issued and outstanding,
      respectively.......................................................       297        295
     Paid-in capital.....................................................    69,598     68,826
     Retained earnings...................................................     3,144     12,062
     Treasury stock, at cost, 713,000 and 1,347,000 shares,
      respectively.......................................................    (4,335)    (9,355)
     Unrealized loss on investments......................................        --       (728)
     Cumulative translation adjustment...................................      (425)    (1,561)
     Deferred compensation...............................................      (400)      (831)
                                                                           --------   --------
          Total stockholders' equity.....................................    67,879     68,708
                                                                           --------   --------
          Total liabilities and stockholders' equity.....................  $115,157   $181,680
                                                                           ========   ========

   The accompanying notes are an integral part of these consolidated balance sheets.

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                      COMMON STOCK
                                     --------------                                   UNREALIZED   CUMULATIVE
                                               PAR    PAID-IN   RETAINED   TREASURY    LOSS ON     TRANSLATION    DEFERRED
                                     SHARES   VALUE   CAPITAL   EARNINGS    STOCK     INVESTMENTS  ADJUSTMENT   COMPENSATION
                                     ------   -----   -------   --------   --------   ----------   ----------   ------------
BALANCE, December 31, 1992.......... 29,367   $294    $68,719   $48,147    $    --    $     --      $ (2,819)     $ (2,421)
    Net loss........................     --     --         --   (26,006)         --          --            --            --
    Issuance of 22,728 shares.......     23     --         84        --         --          --            --            --
    Income tax provision from
      exercise of stock options and
      deferred compensation
      amortization..................     --     --       (176)       --         --          --            --            --
    Amortization of deferred
      compensation..................     --     --         --        --         --          --            --         1,017
    Common stock repurchased of
      1,440,000 shares..............     --     --         --        --    (10,184)         --            --            --
    Sale of 84,329 treasury shares
      to employee savings plan......     --     --         --       (71)       754          --            --            --
    Translation adjustments.........     --     --         --        --         --          --          (748)           --
                                     ------   ----    -------   --------   -------       -----       -------       -------
BALANCE, December 31, 1993.......... 29,390    294     68,627    22,070     (9,430)         --        (3,567)       (1,404)
    Net loss........................     --     --         --   (10,008)        --          --            --            --
    Issuance of 129,565 shares......    130      1        448        --         --          --            --            --
    Income tax provision from
      exercise of stock options and
      deferred compensation
      amortization..................     --     --       (249)       --         --          --            --            --
    Amortization of deferred
      compensation..................     --     --         --        --         --          --            --           573
    Sale of 8,437 treasury shares to
      employees savings plan........     --     --         --        --         75          --            --            --
    Unrealized loss on EnSys
      investment....................     --     --         --        --         --        (728)           --            --
    Translation adjustments.........     --     --         --        --         --          --         2,006            --
                                     ------   ----    -------   --------   -------       -----       -------       -------
BALANCE, December 31, 1994.......... 29,520    295     68,826    12,062     (9,355)       (728)       (1,561)         (831)
    Net loss........................     --     --         --    (7,941)        --          --            --            --
    Issuance of 176,771 shares......    177      2        708        --         --          --            --            --
    Issuance of 634,188 treasury
      shares in connection with
      acquisition accounted for
      under the purchase method.....     --     --         --      (977)     5,020          --            --            --
    Issuance of restricted stock
      units.........................     60     --        405        --         --          --            --          (405)
    Forfeiture of restricted stock
      units.........................    (33)    --       (567)       --         --          --            --           567
    Cancellation and reissuance of
      stock options.................     --     --        173        --         --          --            --          (173)
    Income tax benefit from exercise
      of stock options and deferred
      compensation amortization.....     --     --         53        --         --          --            --            --
    Amortization of deferred
      compensation..................     --     --         --        --         --          --            --           442
    Realized loss on EnSys
      investment....................     --     --         --        --         --         728            --            --
    Sale of business................     --     --         --        --         --          --         1,699            --
    Translation adjustments.........     --     --         --        --         --          --          (563)           --
                                     ------   ----    -------   --------   -------       -----       -------       -------
BALANCE, December 31, 1995.......... 29,724   $297    $69,598   $ 3,144    $(4,335)     $   --      $   (425)     $   (400)
                                     ======   ====    =======   ========   =======       =====       =======       =======

  The accompanying notes are an integral part of these consolidated financial statements.

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                                   1995       1994       1993
                                                                 --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss................................................... $ (7,941)  $(10,008)  $(26,006)
     Adjustments to reconcile net loss to net cash provided by
       operating activities --
     Depreciation and amortization..............................   11,754     10,960     12,996
     Deferred income taxes......................................  (18,204)     3,235       (234)
     Loss on sale of business...................................   16,991         --         --
     Provision for loss on disposal of discontinued
       operations...............................................    3,752     12,815      9,000
     (Gain) loss on disposition of property and equipment.......   (2,741)       113         --
     Impairment of investment in EnSys..........................    2,638         --         --
     Early extinguishment of debt...............................      955         --         --
     Deferred compensation expense..............................      442        573      1,017
     Write off of goodwill......................................       --         --      2,890
     Change in assets and liabilities:
          Decrease (increase) in accounts receivable, net.......    5,502    (13,958)    10,291
          Decrease (increase) in supply inventories, prepaid
            expenses and other current assets...................      255     (1,572)       (73)
          Change in current income taxes........................    1,472      5,115     (7,985)
          Increase in other assets..............................   (1,236)    (3,854)      (668)
          Change in assets and liabilities of discontinued
            operations, net.....................................   (1,593)    (2,009)     1,623
          Increase (decrease) in accounts payable and
            accrued liabilities.................................    7,860     (3,076)     9,121
          (Decrease) increase in advance billings...............   (9,081)     3,529        931
                                                                 --------   --------   --------
          Net cash provided by operating activities.............   10,825      1,863     12,903
                                                                 --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of property and equipment........................   (7,617)   (14,495)   (19,028)
     Proceeds from sale of business.............................   32,500         --         --
     Proceeds from sale of property and equipment...............   14,150         --         --
     Acquisition costs..........................................     (536)        --         --
     Investment in EnSys........................................       --         --       (188)
                                                                 --------   --------   --------
          Net cash provided by (used in) investing activities...   38,497    (14,495)   (19,216)
                                                                 --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Short-term bank (repayments) borrowings, net...............   (1,687)   (16,929)     9,598
     Line of credit (repayments) borrowings, net................  (12,800)    12,800         --
     Repayment of long-term debt................................  (31,720)   (12,885)    (5,822)
     Other long-term borrowings.................................       --     26,903     10,195
     Proceeds from issuance of common stock.....................      710        449         85
     Purchase of treasury stock.................................       --         --    (10,184)
     Sale of treasury stock to employee benefit plan............       --         75        683
     Other......................................................       45       (249)      (176)
                                                                 --------   --------   --------
          Net cash (used in) provided by financing activities...  (45,452)    10,164      4,379
                                                                 --------   --------   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.........................     (510)      (137)      (346)
                                                                 --------   --------   --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............    3,360     (2,605)    (2,280)
CASH AND CASH EQUIVALENTS, beginning of the year................    7,944     10,549     12,829
                                                                 --------   --------   --------
CASH AND CASH EQUIVALENTS, end of the year...................... $ 11,304   $  7,944   $ 10,549
                                                                 ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

     Applied Bioscience International Inc. and its subsidiaries, collectively, (the "Company") provide a broad range of research and consulting services in two business segments: life sciences and environmental sciences. Services provided in the life sciences segment include worldwide clinical research and development of pharmaceutical products and medical devices, biostatistical analysis and analytical laboratory services. Environmental sciences services include assessment and management of chemical and environmental health risk, site investigation and remediation planning, and litigation support. Such services are provided through both segments under contract to clients in the pharmaceutical, general chemical, agrochemical, biotechnology and other industries. The environmental sciences segment also markets services to clients in the industrial, manufacturing and oil and gas industries. The Company's life sciences services, which represent 73.1% of the Company's business based on net revenues, are marketed primarily in the United States and Europe. The remaining 26.9% of the Company's net revenues are derived from its environmental sciences segment which are primarily domestic.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

SPECIAL CHARGES AND RESTRUCTURING COSTS

     In the fourth quarter of 1995, the Company recorded special charges of $4,982,000, primarily related to the impairment of certain investments and assets and in the effort to reduce costs and improve efficiencies. These charges included approximately $3,405,000 associated with the impairment of the Company's available-for-sale investment (see Note 7) and other assets, $1,195,000 related primarily to severance costs and $382,000 related to accrued lease losses and other miscellaneous costs.

     In 1993, the Company recorded a provision for business restructuring totaling $9,365,000, primarily related to re-engineering the Company's toxicology business. These charges included approximately $6,640,000 associated with severance and costs related to the Company's reduction in work force and $2,725,000 which primarily related to consulting fees incurred which were associated with the design and implementation of reorganized reporting lines and responsibilities.

REVENUE RECOGNITION

     The Company records revenues from fixed-price contracts extending over more than one accounting period on a percentage-of-completion basis. Revenues from time-and-material contracts are recognized as billable rates multiplied by hours delivered, plus pass-through expenses incurred. Pass-through expenses generally include subcontractor costs which consist of investigator fees, travel and certain other contract costs that are reimbursed by the client. Accordingly, such subcontractor costs are deducted in determining net revenues.

     If it is determined that a loss will result from the performance of a contract, the entire amount of the estimated loss is charged against income in the period in which the determination is made. Clients generally may terminate a study at any time, which may cause unplanned periods of excess capacity and reduced revenues and earnings. To offset the effects of early terminations, with respect to contracts of significant size the Company attempts to negotiate the payment of an early termination fee.

CASH AND CASH EQUIVALENTS

     For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) Supplemental cash flow information and non-cash investing activities are as follows (in thousands):

                                                               YEAR ENDED DECEMBER 31,
                                                             ----------------------------
                                                              1995       1994       1993
                                                             -------    -------    ------
        CASH PAID (RECEIVED):
             Interest, net of amounts capitalized.........   $ 3,338    $ 3,619    $1,766
                                                             =======     ======    ======
             Income taxes, net............................   $(2,299)   $(6,355)   $1,226
                                                             =======     ======    ======

     The non-cash assets and liabilities acquired, including the acquisition of the Chicago Center for Clinical Research (see Note 2) and the Phase I clinical center received as consideration for the sale of the toxicology operations (see
Note 3) are as follows:

                                                                               1995
                                                                              -------
        ACQUISITION:
             Fair value of assets acquired.................................   $ 7,530
             Liabilities assumed...........................................    (3,175)
        NON-CASH CONSIDERATION RECEIVED:
             Fair value of assets acquired.................................   $ 5,098
             Liabilities assumed...........................................      (598)

SUPPLY INVENTORIES

     Supply inventories are stated at the lower of cost or market.

PROPERTY AND EQUIPMENT

     Depreciation is recorded using the straight-line method, based on estimated useful lives of 20 to 50 years for buildings, 5 to 12 years for laboratory equipment, 3 to 5 years for computers and related equipment, and 4 to 10 years for furniture and equipment. Leasehold improvements are amortized over the shorter of the respective lives of the leases or the useful lives of the improvements. Property under capital leases is amortized over the life of the lease or the service life, whichever is shorter. The Company evaluates impairment of its property and equipment based on whether it is probable that undiscounted future cash flows from operations are expected to be less than the asset's carrying value.

GOODWILL

     The excess of the purchase price of the businesses acquired over the fair value of net tangible assets and identifiable intangibles at the date of the acquisitions has been assigned to goodwill. Goodwill is being amortized over periods of 15 to 40 years. As of December 31, 1995 and 1994, accumulated amortization was $1,696,000 and $1,587,000, respectively. The amortization charges for each of the three years ended December 31, 1995, 1994 and 1993 were $397,000, $371,000 and $297,000, respectively. The Company evaluates impairment of goodwill based on whether it is probable that undiscounted future cash flows will be less than the carrying value.

     In 1993, the Company determined that goodwill assigned to its agrochemical development division, Paragon Global Services ("Paragon," formerly Landis International Inc.), was impaired and measured the amount of loss based upon the discounted present value of future cash flows. A full write-off of $2,890,000 was warranted based upon this analysis. In 1994, the Paragon division was sold and has been presented as a discontinued operation in the accompanying consolidated financial statements. (See Note 4.)

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) OTHER ASSETS

     Computer software costs and other intangible assets, which are included in other assets, are being amortized over periods of three to five years. (See Note 7.)

UNBILLED RECEIVABLES AND ADVANCE BILLINGS

     Unbilled receivables represent amounts earned for services that have been rendered but for which clients have not been billed. The account includes amounts billed in January, as well as amounts which are billable upon contract execution, achievement of milestones or contract completion. Substantially all contracts in progress at year end are billable during the subsequent year. Advance billings represent amounts billed and cash received for services not yet rendered.

INCOME TAXES

     The Company accounts for income taxes using the asset and liability method as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

TRANSLATION OF FOREIGN FINANCIAL STATEMENTS

     Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated into U.S. dollars at the year-end rate of exchange. Income and expenses are translated at the average rates of exchange prevailing during the year. Gains or losses from translating foreign currency financial statements are accumulated in a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in other income.

     Funds generated by each subsidiary of the Company are generally reinvested in the country where they are earned.

PER-SHARE INFORMATION

     The computation of both primary and fully-diluted loss per-share information is based on the weighted average number of common shares outstanding during the year. The inclusion of additional common-equivalent shares, assuming the exercise of stock options, would have been antidilutive. The primary and fully-diluted per-share data are the same for all periods presented.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company implemented early adoption of SFAS No. 121, effective January 1, 1995. The adoption of this statement had no material affect on the Company's consolidated financial statements.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-based Compensation," which provides companies the option to account for employee stock compensation awards based on their estimated fair value at the date of grant, resulting in a charge to income in the period the awards are granted, or to present pro forma footnote disclosure describing the effect to the company's net income and net income per share data. SFAS No. 123 is effective for the Company's 1996 financial statements. The Company has not yet

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) determined what impact, if any, the adoption of SFAS No. 123 will have on the Company's financial position or disclosure to its consolidated financial statements.

     Other pronouncements issued by the FASB with future effective dates are either not applicable or not material to the consolidated financial statements of the Company.

PERVASIVENESS OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to the 1995 presentation.

2.  ACQUISITION:

     On August 18, 1995, the Company, through its newly formed subsidiary, Clinix International Inc., acquired the business and assets of the Chicago Center for Clinical Research ("CCCR"), a nationally recognized organization conducting clinical trials in pharmaceuticals, food and nutrition. The consideration consisted of 634,188 shares of the Company's common stock valued at $4,043,000, together with the assumption or retirement of substantially all of CCCR's outstanding indebtedness and other related liabilities. As a result of this transaction, the Company recorded $4,517,000 in goodwill which is being amortized on a straight-line basis over a period of 15 years. Pro forma information is not presented, as the results of operations prior to the date of acquisition are not material to the Company.

3.  SALE OF BUSINESS:

     On November 21, 1995, the Company sold its toxicology laboratories located in New Jersey and Suffolk, England to Huntingdon International Holdings plc ("Huntingdon"). In connection with the sale of the New Jersey toxicology laboratory, which operated as a division of Pharmaco International Inc. (formerly Pharmaco LSR International Inc., "Pharmaco"), a wholly owned subsidiary of the Company, Huntingdon acquired substantially all of the assets of such laboratory and assumed substantially all related liabilities. In connection with the sale of the toxicology laboratory located in Suffolk, England, Huntingdon acquired all of the capital stock of Pharmaco LSR Ltd., a wholly owned subsidiary of the Company The Company received as consideration cash proceeds of $32,500,000, plus an additional $6,000,000 for an equal amount of cash conveyed to Huntingdon as part of the sale. The consideration also included the Company's acquisition of Huntingdon's Phase I clinical center located in Leicestershire, England, at an agreed upon value of $4,500,000.

     As a result of the disposition, the Company recorded a pre-tax loss on sale of business of $19,308,000 which is reflected in the accompanying consolidated statement of operations for the year ended December 31, 1995. The loss reflects the net book value of the net assets sold in excess of consideration received of $16,991,000, $1,178,000 of transaction costs, $1,338,000 of severance and relocation costs, and $581,000 of other costs primarily related to the required name change of the remaining business, net of a $780,000 gain recorded as a result of the settlement of the Company's U.K. pension plan. (See Note 12.)

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

3.  SALE OF BUSINESS -- (CONTINUED)
     The assets and liabilities sold to Huntingdon are not included in the accompanying consolidated balance sheet as of December 31, 1995. The results of operations for the years ended December 31, 1995, 1994 and 1993 include the following for the disposed business (in thousands):

                                                            1995       1994        1993
                                                           -------    -------    --------
        Net revenues....................................   $39,102    $46,387    $ 65,864
        Operating (loss) income.........................    (1,430)     2,409     (16,000)

4.  DISCONTINUED OPERATIONS:

     In June 1994, the Company sold Paragon for cash and a note totaling $525,000. The sale resulted in a loss on disposal before income tax benefits of $732,000.

     In December 1993, the Company adopted a formal plan to sell its environmental testing laboratory division, Environmental Testing and Certification Corp. ("ETC"). For the year ended December 31, 1993, the estimated loss on disposal of ETC before income tax benefits included a provision of $2,074,000 for estimated operating losses during the phase-out period, $5,155,000 to write down the net assets to net realizable value and a provision of $1,771,000 for estimated selling costs. Although it was the Company's desire to exit the environmental analytical laboratory business completely, it became apparent during 1994 that the Company would not be able to dispose of its interest in ETC on terms that it deemed attractive, in part because of the ongoing consolidation within the environmental analytical laboratory industry. Based on the Company's belief that a larger network of analytical laboratories could compete more effectively, and that a minority interest in a larger laboratory business might provide a better means to pursue divestiture opportunities, in August 1994, the ETC division of APBI Environmental Sciences Group, including substantially all of its assets and liabilities, was consolidated with the business operations of PACE Inc. (an unrelated analytical laboratory) and Coast-to-Coast Analytical Services, Inc. (another unrelated analytical laboratory). The combined business operations were operated within PACE Incorporated ("PACE"), a newly formed entity. As a result of the combination, the Company, through APBI Environmental Sciences Group, owned preferred and common stock of PACE representing approximately 36% of the weighted average preferred and common stock outstanding. Due to the additional time required to divest ETC and after assessment of the estimated fair value of APBI's investment in PACE, the Company recorded an additional write down of $2,533,000 in the third quarter of 1994. In the fourth quarter of 1994, the Company recorded $9,550,000 in additional writedowns to reduce the carrying value of the investment to its then estimated net realizable value.

     During the fourth quarter of 1995, PACE sold substantially all of its laboratories in a series of transactions. Net proceeds from such transactions were used to retire PACE's outstanding bank loan and to partially repay certain other secured indebtedness. PACE, which is currently winding up its remaining business operations, does not have sufficient assets to repay its outstanding liabilities. Accordingly, it is anticipated that equity holders will not receive any distributions upon completion of PACE's winding up and dissolution. Effective December 29, 1995, the Company's voting interest was reduced to below 20%, and the Company changed its accounting for the investment from the equity method to the cost method in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

     In the fourth quarter of 1995, the Company wrote off its remaining investment in PACE of approximately $3,600,000, and accrued its estimated exposure for guarantees on leases. The Company does not believe that any further charges will be taken with respect to this investment.

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

4.  DISCONTINUED OPERATIONS -- (CONTINUED)
     The operating results of the discontinued operations include net revenues of $12,045,000 and $24,852,000 for the years ended December 31, 1994 and 1993.
Assets and liabilities of the discontinued operations were as follows as of December 31, 1994 (in thousands):

        Accounts receivable, net..........................................   $    317
        Property and equipment, net.......................................      1,542
        Other assets......................................................     12,959
        Other liabilities.................................................    (12,382)
                                                                             --------
        Net assets of discontinued operations.............................   $  2,436
                                                                             ========

5.  ACCOUNTS RECEIVABLE:

     Accounts receivable consisted of the following (in thousands):

                                                                        DECEMBER 31,
                                                                     ------------------
                                                                      1995       1994
                                                                     -------    -------
        TRADE:
          Billed..................................................   $31,997    $38,391
          Unbilled................................................    24,984     24,827
          Reserve for doubtful accounts...........................    (3,319)    (3,773)
                                                                     -------    -------
                                                                      53,662     59,445
        OFFICERS AND EMPLOYEES....................................       395        791
        OTHER.....................................................       369      3,349
                                                                     -------    -------
                                                                     $54,426    $63,585
                                                                     =======    =======

     Receivables from officers and employees include a one-year note and a ten-year note due from Company employees. The one-year non-interest-bearing note for $190,500 is collateralized by a mortgage on the employee's former residence and is due upon demand. The ten-year interest-bearing note, which was collateralized by a mortgage, was transferred to Huntingdon in November 1995. (See Note 3.) The balances outstanding under these notes as of December 31, 1995 and 1994 were $190,500 and $345,532, respectively.

6.  PROPERTY AND EQUIPMENT:

     Property and equipment, stated at cost, consisted of the following (in thousands):

                                                                       DECEMBER 31,
                                                                   --------------------
                                                                     1995        1994
                                                                   --------    --------
        Land....................................................   $    543    $  2,794
        Buildings and leasehold improvements....................     10,211      72,244
        Furniture and equipment.................................     19,165      41,857
        Computers...............................................     15,753      19,352
                                                                   --------    --------
                                                                     45,672     136,247
        Less -- Accumulated depreciation and amortization.......    (24,157)    (53,342)
                                                                   --------    --------
                                                                   $ 21,515    $ 82,905
                                                                   ========    ========

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

6.  PROPERTY AND EQUIPMENT -- (CONTINUED)
     The annual depreciation and amortization charges on property and equipment for each of the three years ended December 31, were:

        1993............................................................   $8,598,000
        1994............................................................    9,372,000
        1995............................................................    9,511,000

7.  OTHER ASSETS:

     Other assets consisted of the following (in thousands):

                                                                        DECEMBER 31,
                                                                      -----------------
                                                                       1995      1994
                                                                      ------    -------
        Computer software, net of accumulated amortization of
          $1,890 and $2,289, respectively..........................   $2,728    $ 3,384
        Investment in EnSys........................................    1,008      2,918
        Intangible and other assets, net of accumulated
          amortization of $2,183 and $2,310, respectively..........    2,136      2,680
        Net noncurrent assets of discontinued operations...........      642      2,989
                                                                      ------    -------
                                                                      $6,514    $11,971
                                                                      ======    =======

     The annual amortization charges on computer software and intangible assets for each of the three years ended December 31, 1995, 1994 and 1993 were $1,846,000, $1,473,000 and $1,329,000.

     The Company owns 729,600 shares of EnSys Environmental Products Inc. ("EnSys") common stock and warrants to acquire up to an additional 866,667 shares of EnSys common stock at $7.50 per share. Each of the warrants is exercisable at any time prior to October 27, 1996. The trading price per share was $1.63 and $1.88 as of December 31, 1995, and February 22, 1996, respectively, and $4.00 as of December 31, 1994.

     The Company owns approximately 12% of the EnSys common stock excluding warrants and approximately 23% if both common stock and warrants are considered.

     The Company's investment in EnSys is carried at its fair value. The difference between the fair value and the carrying value of $2,638,000 is reported as a loss in the consolidated statement of operations in 1995 as the decline was considered other than temporary. The difference in 1994 was reported as a separate component of stockholders' equity.

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

8.  ACCRUED LIABILITIES:

     Accrued liabilities consisted of the following (in thousands):

                                                                        DECEMBER 31,
                                                                     ------------------
                                                                      1995       1994
                                                                     -------    -------
        Accrued salaries, wages and related costs.................   $ 8,153    $ 8,166
        Accrued pension...........................................     1,361      1,365
        Accrued subcontractor costs...............................     4,524      4,098
        Accrued loss on sale of business..........................     2,395         --
        Accrued special charges and restructuring costs...........     2,223      2,652
        Net current liabilities of discontinued operations........       365        553
        Other.....................................................     7,728      8,338
                                                                     -------    -------
                                                                     $26,749    $25,172
                                                                     =======    =======

9.  LONG-TERM DEBT AND LEASE OBLIGATIONS:

LONG-TERM DEBT

     Long-term debt consisted of the following (in thousands):

                                                                                DECEMBER 31,
                                                                              ----------------
                  DESCRIPTION AND INTEREST RATES                  MATURITY    1995      1994
    -----------------------------------------------------------   --------    -----    -------
    NOTES:
         9.25%.................................................               $  --    $21,111
         Prime + 1.50% (10% -- 1994)...........................                  --      3,889
    REVOLVING LINE OF CREDIT...................................     1997         --     12,800
    MORTGAGES:
         9%....................................................                  --        489
         Prime (8.5% -- 1994)..................................                  --      5,942
    EQUIPMENT LEASES...........................................     1998        894      1,059
                                                                              -----    -------
                                                                                894     45,290
    LESS CURRENT MATURITIES....................................                (322)    (2,406)
                                                                              -----    -------
              Total long-term debt.............................               $ 572    $42,884
                                                                              =====    =======

     For the years subsequent to December 31, 1995, annual maturities of obligations under capitalized equipment leases outstanding are (in thousands):

        1996.................................................................   $363
        1997.................................................................    355
        1998.................................................................    245
                                                                                ----
                                                                                 963
        Less imputed interest and executory costs............................    (69)
                                                                                ----
        Present value of capital lease obligations including current portion
          of $322............................................................   $894
                                                                                ====

     In 1994, the Company executed a $25,000,000 term loan and a $20,000,000 revolving line of credit term loan agreement. The Company used the cash proceeds from the divestiture described in Note 3 and the sale-leaseback transaction described in this Note 9 to repay the entire balance of its term loan and the outstanding balance of its revolving line of credit. The revolving line continues to provide for borrowings of up to

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

9.  LONG-TERM DEBT AND LEASE OBLIGATIONS -- (CONTINUED)
$20,000,000, of which there were no borrowings outstanding as of December 31, 1995. As of December 31, 1994, outstanding borrowings were $12,800,000. The line is collateralized by substantially all tangible property, the Company's owned real property in Houston and by a pledge of all the stock owned by the Company. The Company has also pledged the 729,600 shares of common stock it owns in EnSys.

     The outstanding borrowings on the revolving line of credit, if any, are payable on May 26, 1997 and bear interest at prime plus 1% (9.5% at December 31, 1995). The variable rate is subject to reduction if certain covenants related to financial performance are met. As a result of the Company's performance during the first and second quarters of 1995, the variable rate was reduced from 1.5% to 1% over prime. Annual commitment fees of 0.5% are payable quarterly based on the average daily unused portion of the line of credit.

     The line-of-credit loan agreement provides an additional $5,000,000 for letters of credit to back guarantees or insurance policies. At December 31, 1995, open letters of credit were issued for $720,000.

     The line-of-credit agreement contains certain financial covenants providing for, among other things, minimum levels of net worth, the maintenance of certain financial ratios, and restrictions on additional indebtedness. The agreement also contains a material adverse change clause which allows the lender to call the loan in the event of any action, suit or proceeding pending or threatened, which may have a material adverse effect on the financial condition, assets, nature of assets or operations of the Company. In management's opinion, there have been no events which would trigger the material adverse change clause.

     The Company incurred financing fees and other financing charges and legal fees totaling $1,708,000 in connection with obtaining the term loan and line of credit agreements. The total of these charges was capitalized in other assets and was being amortized over three years. Upon the early extinguishment of this debt in November 1995, the unamortized balance of $955,000 and the prepayment penalty of $417,000 were charged to expense and classified as an extraordinary loss in the accompanying consolidated statement of operations.

     The Company has several capital leases expiring at different dates through 1998. These leases are collateralized by the equipment leased. Interest rates range from 6% to 9%. At December 31, 1995 and 1994, the capitalized cost of leased equipment included in property and equipment is $1,513,000 and $1,843,000 net of accumulated depreciation of $832,000 and $846,000, respectively. Amortization of the capitalized amounts is included in depreciation and amortization expense.

OPERATING LEASES

     The Company is obligated under noncancellable leases expiring at various dates through 2010 relating to its operating facilities and certain equipment. Rental expense for all operating leases, net of sublease income, was $6,935,000, $5,287,000 and $4,823,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

     The Company completed a sale-leaseback transaction involving Pharmaco's owned real estate in Austin, Texas on November 13, 1995. Total gross proceeds in the transaction were $12,000,000 resulting in a pre-tax gain of approximately $2,100,000. The gain, which has been deferred, is classified as deferred rent and other in the accompanying consolidated balance sheet and is being amortized on a straight-line basis over the fifteen year lease term. The facilities are leased to the Company with all responsibility of operations and maintenance residing with the Company.

     Certain facility leases entered into in 1992 and prior years provided for concessions by the landlords, including payments for leasehold improvements, moving expenses, and free rent periods. These concessions have been reflected as deferred rent and other in the accompanying consolidated financial statements. The

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

9.  LONG-TERM DEBT AND LEASE OBLIGATIONS -- (CONTINUED)
Company is recording rent expense on a straight-line basis for these leases. Future minimum payments for all lease obligations for years subsequent to December 31, 1995 are as follows (in thousands):

        1996...............................................................   $ 8,154
        1997...............................................................     7,711
        1998...............................................................     7,053
        1999...............................................................     5,534
        2000...............................................................     4,074
        2001 and thereafter................................................    25,712

10.  STOCK PLANS:

STOCK INCENTIVE PROGRAM

     In 1995, the Company's Stock Incentive Program (the "Program") was amended to increase the number of shares of common stock issuable under the Program from 5,000,000 to 6,500,000. These shares of common stock are reserved for issuance upon the exercise of options or restricted stock units ("RSUs") granted under the Program. Such options and RSUs typically vest in increments over a period of three to five years after the date of grant. The Program includes provisions intended to qualify for special tax benefits for incentive stock options under United States tax laws and for approved options under United Kingdom tax laws.

     On August 15, 1995, the Company granted a total of 60,000 RSUs to two executive officers. The RSUs vest at the time the average closing price for the Company's common stock equals or exceeds $10.00 per share for a period of ten consecutive trading days. The RSUs are forfeited on December 31, 1997, if they have not vested by that date. The executives are not required to pay any consideration in exchange for the RSUs. Unearned compensation is amortized to expense over the vesting period of the RSUs and is adjusted for changes in the market value of the Company's common stock. Compensation expense related to these RSUs of $66,000 has been recorded in the accompanying statement of operations for the year ended December 31, 1995.

     On September 19, 1995, the Company entered into a Separation Agreement with a former senior executive officer of the Company. In connection therewith, the Company canceled the former executive's unexercised options granted under the Program and provided the officer with options granted outside of the Program to purchase up to 147,428 shares of the Company's common stock. Of the options granted, 92,761 were fully vested at the grant date. The remaining options vest at various dates through September 13, 1997 and expire on the earlier of February 11, 2001 or the day immediately following any period of twenty consecutive trading days in which the last sale for shares of the Company's common stock for each of such trading days equaled or exceeded $20.00 per share. The options were granted at the exercise prices established at the original option grant dates and vary from $5.63 to $15.88. At the grant date of the new options, 102,000 of the options were priced below fair market value. Accordingly, the Company recorded compensation expense of $112,000 for the difference between the fair market value and the exercise price.

     In 1995, the Company adopted the "Applied Bioscience International Inc. Stock Option Plan for Outside Directors" (the "Directors' Plan") which provides for the issuance of up to 150,000 shares of common stock. Under the Directors' Plan, each non-employee director receives an annual grant of a ten-year option to purchase 6,000 shares of common stock beginning with each director's initial appointment or election to the position of Director. The options are granted at fair market value and vest over a three-year period, subject to the individual's continuing service as a director. Similar options are granted automatically to all new, non-employee directors.

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

10.  STOCK PLANS -- (CONTINUED)
     All options issued under the Program and the Directors' Plan were granted at prices equal to or greater than the market price at the date granted.

     Stock option activity related to the Program and the Directors' Plan was as follows:

                                                                  OPTIONS OUTSTANDING
                                                             -----------------------------
                                                               SHARES      PRICE PER SHARE
                                                             ----------    ---------------
        BALANCE, DECEMBER 31, 1993........................    3,399,642     $ 0.79 - 19.13
        1994 ACTIVITY:
             Options granted..............................      858,320     $ 4.88 -  7.00
             Options exercised............................      (63,022)    $ 1.31 -  4.06
             Options canceled.............................   (1,108,277)    $ 5.63 - 19.13
                                                             ----------      -------------
        BALANCE, DECEMBER 31, 1994........................    3,086,663     $ 0.79 - 19.13
        1995 ACTIVITY:
             Options granted..............................      473,216     $ 4.63 -  6.38
             Options exercised............................     (156,756)    $ 3.75 -  7.00
             Options canceled.............................     (479,515)    $ 5.63 - 16.44
                                                             ----------      -------------
        BALANCE, DECEMBER 31, 1995........................    2,923,608     $ 0.79 - 19.13
                                                             ==========      =============
        AVERAGE PRICE.....................................        $6.61
                                                                  =====
        EXERCISABLE AT DECEMBER 31, 1995..................    1,873,058
                                                             ==========
        AVERAGE PRICE.....................................        $7.06
                                                                  =====

     At December 31, 1995, there were 2,397,401 shares reserved for option grants under the Program and the Directors' Plan.

     In connection with the acquisition of Pharmaco in 1992, the Company granted 112,122 RSUs to certain employees of Pharmaco at no cost. These RSUs were placed in escrow and were to vest in equal installments over five years. The Company valued these shares on the date they were granted and was amortizing the cost over the vesting period. In 1993, upon termination of an employee, certain RSUs became fully vested. As a result, the full amount of the remaining cost of those RSUs, approximately $443,000, was amortized and charged to expense. In 1995, the employment of the employee holding the remaining RSUs was terminated and all non-vested RSUs were forfeited. As of December 31, 1995, the full value of the remaining RSUs has been amortized or reversed into equity.

EMPLOYEE STOCK PURCHASE PLAN

     The Company has an Employee Stock Purchase Plan with 800,000 shares of common stock reserved for issuance upon the exercise of options granted under the plan. Options are granted to employees who elect to purchase shares of common stock at the end of a five or seven-year savings period. Savings are accumulated through voluntary payroll deductions. The Company contributes a bonus to each participant's savings account equal to nine monthly contributions at the end of the five-year period and eighteen monthly contributions at the end of the seven-year period. When the savings period ends, the employee may elect to purchase the shares using the savings balance, including the bonus; purchase some of the shares and receive the savings balance in cash; or receive the savings and bonus in cash. Those employees electing the five-year savings period may also elect to leave the savings in their accounts for another two years and forfeit the option to purchase the shares. The United Kingdom plan, as approved by the stockholders, was implemented by Pharmaco LSR Ltd. during 1988. The United States plan has not been implemented.

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

10.  STOCK PLANS -- (CONTINUED)
     In connection with the sale of the toxicology operations, options equivalent in value to the savings balance in the terminated employees' accounts became immediately exercisable. Options in excess of the savings balance were forfeited. The exercise period for the vested options extends through April 1996.

     Stock option activity related to this plan was as follows:

                                                                   OPTIONS OUTSTANDING
                                                               ---------------------------
                                                                SHARES     PRICE PER SHARE
                                                               --------    ---------------
        BALANCE, December 31, 1993..........................    260,351     $ 4.06 - 16.88
        1994 ACTIVITY:
             Options granted................................     10,955     $ 5.25 -  6.88
             Options exercised..............................    (66,543)    $ 4.06 -  6.44
             Options canceled...............................    (38,311)    $ 4.06 - 16.88
                                                                 ------      -------------
        BALANCE, December 31, 1994..........................    166,452     $ 4.06 - 16.88
        1995 ACTIVITY:
             Options granted................................      4,938              $5.63
             Options exercised..............................    (15,522)             $4.06
             Options canceled...............................    (79,819)             $4.06
                                                                 ------      -------------
        BALANCE, December 31, 1995..........................     76,049     $ 4.06 - 16.88
                                                                 ======      =============
        AVERAGE PRICE.......................................      $6.62
                                                                 ======
        EXERCISABLE AT DECEMBER 31, 1995....................     72,113
                                                                 ======
        AVERAGE PRICE.......................................      $6.65
                                                                 ======

     At December 31, 1995, there were 547,367 shares reserved for option grants under this plan.

11.  INCOME TAXES:

     The components of (loss) income before provision for income taxes were as follows (in thousands):

                                                                      YEAR ENDED DECEMBER 31,
                                                                  -------------------------------
                                                                    1995       1994        1993
                                                                  --------    -------    --------
Domestic.......................................................   $(21,174)   $ 4,328    $(16,448)
Foreign........................................................       (288)       410        (871)
                                                                  --------    -------    --------
(Loss) income from continuing operations.......................    (21,462)     4,738     (17,319)
Loss from discontinued operations..............................     (3,752)   (13,228)    (15,944)
Extraordinary loss.............................................     (1,372)     --          --
                                                                  --------    -------    --------
          Total................................................   $(26,586)   $(8,490)   $(33,263)
                                                                  ========    =======    ========

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

11.  INCOME TAXES -- (CONTINUED)
     The components of the (benefit) provision for income taxes were as follows (in thousands):

                                                                  YEAR ENDED DECEMBER 31,
                                                               ------------------------------
                                                                 1995       1994       1993
                                                               --------    -------    -------
    STATE INCOME TAXES:
         Current............................................   $    (63)   $  (372)   $  (479)
         Deferred...........................................       (166)       182       (136)
    FEDERAL INCOME TAXES:
         Current............................................     (1,021)    (1,922)    (5,735)
         Deferred...........................................     (4,716)     2,925       (927)
    FOREIGN INCOME TAXES:
         Current............................................        109      --           (46)
         Deferred...........................................    (12,788)       705         66
                                                               --------    -------    -------
    (BENEFIT) PROVISION FOR INCOME TAXES....................   $(18,645)   $ 1,518    $(7,257)
                                                               ========    =======    =======

     The income tax (benefit) provision is included in the financial statements as follows (in thousands):

                                                                   YEAR ENDED DECEMBER 31,
                                                                -----------------------------
                                                                  1995       1994      1993
                                                                --------    ------    -------
    Continuing operations....................................   $(16,134)   $1,873    $(3,446)
    Discontinued operations..................................     (2,036)     (355)    (3,811)
    Extraordinary loss.......................................       (475)     --        --
                                                                --------    ------    -------
              Total..........................................   $(18,645)   $1,518    $(7,257)
                                                                ========    ======    =======

     In 1995, a foreign deferred income tax benefit was recorded to reflect the reversal of previously recorded foreign deferred income tax expense associated with the United Kingdom toxicology operations which were sold during 1995. The 1994 and 1993 foreign deferred income tax expense resulted primarily from temporary differences related to the excess of United Kingdom capital allowances for tax purposes over financial reporting depreciation. In 1995, federal and state deferred income tax benefits were recorded which relate to the federal and state income tax losses and credits available for carry forward, and discontinued operations reserves and restructuring reserves established for financial reporting purposes which are not currently deductible for income tax purposes. In 1994, federal and state deferred income tax expense resulted primarily from utilization of restructuring reserves and discontinued operations reserves established in years prior to 1994 for financial reporting purposes which resulted in 1994 deductions for income tax purposes. In 1993, federal and state deferred income tax benefits were recorded which related primarily to the discontinued operations reserves and restructuring reserves established for financial reporting purposes which were not deductible at that time for income tax purposes.

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

11.  INCOME TAXES -- (CONTINUED)
     Taxes computed at the statutory federal income tax rate of 34% are reconciled to the (benefit) provision for income taxes as follows (in thousands):

                                                              YEAR ENDED DECEMBER 31,
                                                        -----------------------------------
                                                          1995         1994          1993
                                                        --------      -------      --------
    Effective tax rate...............................       70.1%       (17.9)%        21.8%
                                                        ========      =======      ========
    United States federal statutory rate.............   $ (9,039)     $(2,887)     $(11,309)
    Differential on rates applied to foreign
      earnings.......................................         30          (96)          (52)
    State taxes (net of federal benefit).............       (166)        (125)         (406)
    Write-down of investment in PACE Incorporated and
      EnSys..........................................        (40)       3,774         --
    Write-off of goodwill not deductible for income
      tax purposes...................................      --           --              983
    Sale of toxicology operations....................    (10,370)       --            --
    Allowance for limitation of domestic tax
      losses.........................................      --           --            2,497
    Allowance for limitation of foreign tax losses...        841          674           511
    Other............................................         99          178           519
                                                        --------      -------      --------
    (Benefit) provision for income taxes.............   $(18,645)     $ 1,518      $ (7,257)
                                                        ========      =======      ========

     As a result of the 1995 sale of the Company's toxicology operations, the Company will not be liable for the payment of certain tax liabilities recorded in prior years. These previously recorded liabilities were reversed in 1995. In 1994, a write-down was recorded of the Company's investment in PACE Incorporated. No tax benefit was recorded in connection with this write-down as it was characterized as a write-down giving rise to a capital loss for income tax purposes. Capital losses can only be deducted for income tax purposes to the extent of capital gains incurred during the three prior years and five subsequent years. As the Company's ability to generate capital gains is uncertain, no benefit was recorded. At December 31, 1994 and 1993, a deferred tax asset was recorded for the future benefit of U.S. loss carryforwards. However, a valuation allowance was established as a reserve against these assets, as the Company only recognized benefits of U.S. losses which could be realized through a net operating loss carryback. Based on projected future profits, at December 31, 1995, the Company is recognizing a deferred tax asset for the future benefit of U.S. loss carryforwards, and the valuation allowance has been reduced to zero. Based on the uncertainty of realizing a benefit on its European subsidiaries' loss carryforwards, the Company has not recorded any benefits associated with such losses.

     Components of the net current deferred tax (asset) liability were as follows (in thousands):

                                                                            DECEMBER 31,
                                                                          ----------------
                                                                           1995      1994
                                                                          -------    -----
    Future benefit of foreign net operating loss.......................   $ --       $(250)
    Provision for business restructuring...............................    (1,060)    (133)
    Allowance for doubtful accounts....................................      (314)     (64)
    Accruals...........................................................      (524)    (152)
    Future benefit of U.S. and state net operating losses..............    (2,680)    --
    Other..............................................................      (178)      44
                                                                          -------    -----
                                                                           (4,756)    (555)
    Valuation allowance................................................     --         677
                                                                          -------    -----
    Net current deferred tax (asset) liability.........................   $(4,756)   $ 122
                                                                          =======    =====

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

11.  INCOME TAXES -- (CONTINUED)
     Components of the net long-term deferred tax (asset) liability were as follows (in thousands):

                                                                            DECEMBER 31,
                                                                         ------------------
                                                                          1995       1994
                                                                         -------    -------
    Depreciation and amortization.....................................   $ 1,068    $14,637
    Provision for discontinued operations.............................      (242)    (1,712)
    Deferred rent.....................................................    (1,414)      (697)
    Future benefit of foreign net operating loss......................     --          (232)
    Future benefit of U.S. tax credits................................      (613)      (480)
    Other.............................................................      (290)      (168)
                                                                         -------    -------
    Net long-term deferred tax (asset) liability......................   $(1,491)   $11,348
                                                                         =======    =======

     The cumulative amount of undistributed earnings of the foreign subsidiaries for which the Company has not provided U.S. income taxes at December 31, 1995 was $318,000. No provision has been made for the additional taxes that would result from the distribution of earnings of foreign subsidiaries since such earnings have been permanently reinvested in the foreign operations. The Company also holds foreign tax credits which may reduce the tax impact of repatriated funds.

     As of December 31, 1995, the Company had approximately $7,000,000 of net operating losses available for carryforward to future years which will expire in 2009 and 2010. The Company also had approximately $613,000 of alternative minimum tax credits available for carryforward which never expire.

12.  EMPLOYEE SAVINGS AND PENSION PLANS:

SAVINGS PLANS

     The Company maintains "The Applied Bioscience International Inc. 401(k) Retirement Savings Plan" (the "APBI 401(k) Plan"), under which all U.S. employees are eligible to participate from their date of employment. The Company matches 50% of an employee's savings up to 6% of pay. All participants are 100% vested in Company contributions.

     Company contributions for all employees for the three years ended December 31,1995, 1994, and 1993 were $1,386,000, $1,180,000 and $798,000, respectively.

PENSION PLANS

     Pension costs and related disclosures are determined under the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" and Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

     Effective December 31, 1992, the Company froze plan benefits for its separate non-contributory defined benefit plan (the "U.S. Plan") so that employees did not earn additional defined benefits for future services. The Company terminated the U.S. Plan on March 1, 1994. All amounts due to participants of the plan were distributed to the participants in 1995 and 1994, in accordance with plan provisions. No significant gain or loss resulted in connection with the plan curtailment or termination.

     The Company has a separate contributory defined benefit plan (the "U.K. Plan") for its qualifying United Kingdom employees and directors employed by the Company's U.K. subsidiaries. The benefits for this plan are based primarily on years of service and average pay at retirement. Plan assets consist principally of investments managed in a mixed fund. The sale of the toxicology business discussed in Note 3 resulted in the

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

12. EMPLOYEE SAVINGS AND PENSION PLANS -- (CONTINUED) termination of employment for the majority of United Kingdom employees who participated in the U.K. Plan. The projected settlement gain of $780,000 is reflected as a reduction of the loss on the sale of business in the accompanying consolidated statement of operations for the year ended December 31, 1995.

     Pension costs include the following components (in thousands):


                                                  U.S. PLAN
                                                -------------                U.K. PLAN
                                                 YEAR ENDED        -----------------------------
                                                DECEMBER 31,          YEAR ENDED DECEMBER 31,
                                                -------------      -----------------------------
                                                1994    1993        1995       1994       1993
                                                ----    -----      -------    -------    -------
    Service cost-benefits earned during the
      year...................................   $--     $--        $ 1,311    $ 1,461    $ 1,241
    Interest cost on projected benefit
      obligation.............................    102       97        1,361      1,349      1,164
    Actual return on plan assets.............    (65)    (225)      (1,566)       706     (4,184)
    Net amortization and deferral............    (26)     151          (38)    (2,315)     2,897
                                                ----    -----      -------    -------    -------
    Net pension cost.........................   $ 11    $  23      $ 1,068    $ 1,201    $ 1,118
                                                ====    =====      =======    =======    =======

     The funded status of the defined benefit plans was as follows (in thousands):

                                                          U.S. PLAN                 U.K. PLAN
                                                         ------------      ----------------------------
                                                         DECEMBER 31,              DECEMBER 31,
                                                         ------------      ----------------------------
                                                             1994              1995            1994
                                                         ------------      ------------    ------------
    Actuarial present value of benefit obligations:
         Vested benefit obligation....................      $ (133)          $   (4,361)     $  (17,816)
                                                         ==========             =======        ========
         Accumulated benefit obligation...............      $ (133)          $   (4,403)     $  (17,988)
                                                         ==========             =======        ========
    Projected benefit obligation......................      $ (133)          $   (4,765)     $  (19,467)
    Plan assets at fair value.........................          94                6,133          19,373
                                                         ------------      ------------    ------------
    Plan assets (less than) in excess of projected
      benefit obligation..............................         (39)               1,368             (94)
    Remaining unrecognized net asset arising from
      initial application of SFAS 87..................      --                      (59)          1,074
    Unrecognized net gain from past experience
      different from that assumed and effects of
      changes in assumptions..........................      --                      183            (401)
                                                         ------------      ------------    ------------
    (Pension liability) prepaid pension cost..........      $  (39)          $    1,492      $      579
                                                         ==========             =======        ========

     Assumptions used to determine pension costs and projected benefit obligations were as follows:

                                                        U.S. PLAN             U.K. PLAN
                                                       ------------      --------------------
                                                       1994    1993      1995    1994    1993
                                                       ----    ----      ----    ----    ----
    Discount rate...................................   6.0%    6.0%      8.5%    8.0%    8.5%
    Rate of compensation increase...................   N/A     N/A       5.5     6.0     6.5
    Long-term rate of return on plan assets.........   6.5     6.5       8.5     8.0     8.5

     The Company maintains the APBI Environmental Sciences Group, Inc. Pension Plan (the "Pension Plan"), a tax-qualified, defined-contribution money-purchase pension plan, for the benefit of its eligible ENVIRON employees. ENVIRON is required to make annual contributions to the Pension Plan in an amount equal to the sum of 3.75% of each eligible employee's total compensation, plus 3.75% of the portion of

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

12. EMPLOYEE SAVINGS AND PENSION PLANS -- (CONTINUED) such employee's compensation in excess of the Social Security wage base. Participants vest in 20% of their account balances after two years of service and 20% per year until employees are fully vested.

     The annual pension expense of the Pension Plan for the three years ended December 31, 1995, 1994 and 1993 was $645,000, $633,000 and $648,000,
respectively. Effective January 1, 1994, APBI Environmental Sciences Group, Inc. established the ENVIRON Supplemental Executive Retirement Plan. This plan is nonqualified and provides certain key employees defined contribution benefits that supplement those provided by the Pension Plan. Company contributions to this plan in 1995 and 1994 were $44,000 and $32,000, respectively.

13.  COMMITMENTS AND CONTINGENCIES:

     In 1989 and 1990, the Board of Directors approved supplemental retirement arrangements for two officers that supplement the benefits provided to them under the Company's former non-contributory defined-benefit pension plan covering U.S. employees. Under the supplemental retirement arrangements, the officers were credited with RSUs, which are a form of unfunded deferred compensation that, subject to the satisfaction of vesting requirements, will be settled by the delivery of one share of the Company's common stock for each vested RSU. These deferred benefits are accrued in the accompanying financial statements. The Company has reserved a total of 65,624 shares of common stock for issuance under these supplemental retirement arrangements. In connection with the sale of the toxicology operations, 20,328 RSUs belonging to one of the two officers became fully vested.

     The Company has employment contracts with 11 of its officers and key employees for periods of one to five years with annual remuneration ranging from $61,000 to $250,000 plus additional discretionary incentive compensation.

     The Company currently maintains liability insurance on a "claims made" basis for professional acts, errors and omissions. As of December 31, 1995, this insurance policy includes a $1,000,000 self-insurance retention.

14.  LITIGATION:

     In the normal course of business, the Company is a party to various claims and legal proceedings. Although the ultimate outcome of these matters is presently not determinable, management of the Company, after consultation with legal counsel, does not believe that the resolution of these matters will have a material effect upon the Company's financial condition or results of operations.

15.  RELATED PARTY TRANSACTIONS:

     The Company paid legal fees of approximately $19,640, $79,300 and $86,500 in the years ended December 31, 1995, 1994 and 1993, respectively, to a firm having a partner who is also a director of the Company.

     In connection with the sale of the toxicology operations, the Company incurred a one time investment banking fee of $500,000 which is payable to a firm having a vice-chairman who is also a director of the Company. The full amount of this expense is included in accrued liabilities as of December 31, 1995.

16.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

16.  FAIR VALUE OF FINANCIAL INSTRUMENTS -- (CONTINUED)
CURRENT ASSETS AND CURRENT LIABILITIES

     The carrying amount approximates fair value because of the short maturity of those instruments.

INVESTMENT IN ENSYS

     The Company's investment in EnSys is recorded at $1,008,000 which represents the market price of $1,186,000 as quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System at December 31, 1995, less a discount of $178,000 representing the relatively illiquid nature of the investment. As of February 22, 1996, the fair value of the investment was $1,368,000. The Company also owns warrants to purchase up to an additional 866,667 shares of EnSys common stock. The warrants, which have an exercise price of $7.50 per common share, are not publicly traded.

LONG-TERM DEBT

     The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. Fair value approximates the carrying amount as most debt instruments bear interest based on the prime rate.

LETTERS OF CREDIT

     The Company utilizes letters of credit to back certain guarantees and insurance policies. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the market place.

17.  BUSINESS SEGMENT DATA:

     As a result of the recent divestiture and acquisition activity and the Company's decision to evaluate the long-term strategic fit of its operating groups, the Company has determined that the nature of its operations has changed such that it no longer operates in one industry segment. For the year ended December 31, 1995, the Company is reporting operating results in two business segments: life sciences and environmental sciences.

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

17.  BUSINESS SEGMENT DATA -- (CONTINUED)
     Revenues by principal business segment are included in the consolidated financial statements. Income from operations, depreciation and amortization, identifiable assets and capital expenditures by principal business segment were as follows (in thousands):

                                                                          DECEMBER 31, 1995
                                                                          -----------------
    (LOSS) INCOME FROM OPERATIONS
         Life sciences.................................................       $ (20,185)
         Environmental sciences........................................           7,774
         Corporate and other...........................................          (6,235)
                                                                               --------
              Operating loss...........................................       $ (18,646)
                                                                               ========
    DEPRECIATION AND AMORTIZATION
         Life sciences.................................................       $  10,078
         Environmental sciences........................................           1,640
         Corporate.....................................................              36
                                                                               --------
              Total....................................................       $  11,754
                                                                               ========
    IDENTIFIABLE ASSETS
         Life sciences.................................................       $  72,640
         Environmental sciences........................................          23,719
         Corporate and other...........................................          18,798
                                                                               --------
              Total....................................................       $ 115,157
                                                                               ========
    CAPITAL EXPENDITURES
         Life sciences.................................................       $   6,331
         Environmental sciences........................................           1,256
         Corporate.....................................................              30
                                                                               --------
              Total....................................................       $   7,617
                                                                               ========

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

18. OPERATIONS BY GEOGRAPHIC AREA:

     The following table presents information about the Company's operations by geographic area (in thousands):

                                                                          YEAR ENDED DECEMBER 31,
                                                                      --------------------------------
                                                                        1995        1994        1993
                                                                      --------    --------    --------
Net revenues:
     United States   -- Domestic...................................   $128,134    $119,604    $103,994
                     -- Export.....................................     14,455      15,262      13,444
                                                                      --------    --------    --------
                                                                      142,589..    134,866     117,438
                                                                      --------    --------    --------
     Europe          -- Domestic...................................     33,612      26,154      22,885
                     -- Export.....................................      7,052      13,842      15,021
                                                                        40,664      39,996      37,906
                                                                      --------    --------    --------
                                                                      $183,253    $174,862    $155,344
                                                                      ========    ========    ========
Operating income:
     United States.................................................   $(19,032)   $  5,182    $(14,036)
     Europe........................................................        386       2,251      (2,110)
                                                                      --------    --------    --------
                                                                      $(18,646)   $  7,433    $(16,146)
                                                                      ========    ========    ========
Identifiable
  assets:
     United States.................................................   $ 91,235    $112,413    $119,170
     Europe........................................................     23,922      69,267      62,070
                                                                      --------    --------    --------
                                                                      $115,157    $181,680    $181,240
                                                                      ========    ========    ========

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

19. QUARTERLY FINANCIAL DATA (UNAUDITED):

(IN THOUSANDS, EXCEPT PER-SHARE DATA)

     1995                                        FIRST     SECOND      THIRD      FOURTH      TOTAL
                                                -------    -------    -------    --------    --------
Net revenues.................................   $45,773    $47,892    $46,241    $ 43,347    $183,253
Operating income (loss)......................     1,467      1,906      2,218     (24,237)    (18,646)
Income (loss) from continuing operations.....       436        775        801      (7,340)     (5,328)
Loss from discontinued operations............     --         --         --         (1,716)     (1,716)
Extraordinary loss...........................     --         --         --           (897)       (897)
Net income (loss)............................       436        775        801      (9,953)     (7,941)
Earnings (loss) per common share:
     Continuing operations...................   $  0.02    $  0.03    $  0.03    $  (0.25)   $  (0.19)
     Discontinued operations.................     --         --         --          (0.06)      (0.06)
     Extraordinary loss......................     --         --         --          (0.03)      (0.03)
                                                -------    -------    -------    --------    --------
          Total..............................   $  0.02    $  0.03    $  0.03    $  (0.34)   $  (0.28)
                                                =======    =======    =======    ========    ========
     1994
Net revenues.................................   $40,195    $44,939    $44,227    $ 45,501    $174,862
Operating income.............................     1,150      2,385      2,846       1,052       7,433
Income (loss) from continuing operations.....       556      1,198      1,359        (248)      2,865
Loss from discontinued operations............      (104)      (686)    (2,533)     (9,550)    (12,873)
Net income (loss)............................       452        512     (1,174)     (9,798)    (10,008)
Earnings (loss) per common share:
     Continuing operations...................   $  0.02    $  0.04    $  0.05    $  (0.01)   $   0.10
     Discontinued operations.................     --         (0.02)     (0.09)      (0.34)      (0.46)
                                                -------    -------    -------    --------    --------
          Total..............................   $  0.02    $  0.02    $ (0.04)   $  (0.35)   $  (0.36)
                                                =======    =======    =======    ========    ========

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                            ADDITIONS
                                                             CHARGED                      OTHER
                                              BALANCE AT        TO                       CHANGES      BALANCE
                                              BEGINNING     COSTS AND                      ADD       AT END OF
                DESCRIPTION                   OF PERIOD      EXPENSES     DEDUCTIONS     (DEDUCT)      PERIOD
- -------------------------------------------   ----------    ----------    -----------    --------    ----------
FOR THE YEAR ENDED DECEMBER 31, 1995
     Reserve for doubtful accounts.........     $3,773        $1,689        $(2,113)       $(30)       $3,319
                                                ======        ======         ======        ====        ======
FOR THE YEAR ENDED DECEMBER 31, 1994
     Reserve for doubtful accounts.........     $5,421        $2,594        $(4,305)       $ 63        $3,773
                                                ======        ======         ======        ====        ======
FOR THE YEAR ENDED DECEMBER 31, 1993
     Reserve for doubtful accounts.........     $2,046        $7,862        $(4,685)       $198        $5,421
                                                ======        ======         ======        ====        ======

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                         SIX MONTHS ENDED JUNE
                                                                                  30,
                                                                         ---------------------
                                                                          1996          1995
                                                                         -------       -------
Life sciences revenues, net of subcontractor costs of $8,813 and
  $14,980,
  respectively.........................................................  $53,600       $68,518
Environmental sciences revenues, net of subcontractor costs of $1,935
  and $3,243, respectively.............................................   23,411        25,147
                                                                         -------       -------
                                                                          77,011        93,665
                                                                         -------       -------
Direct costs -- Life sciences..........................................   34,622        48,798
Direct costs -- Environmental sciences.................................   16,907        17,432
Selling, general and administrative expenses...........................   21,498        24,062
                                                                         -------       -------
                                                                          73,027        90,292
                                                                         -------       -------
Operating income.......................................................    3,984         3,373
Interest income (expense), net.........................................      176        (1,537)
Other (expense) income, net............................................     (159)          287
                                                                         -------       -------
Income before provision for income taxes...............................    4,001         2,123
Provision for income taxes.............................................    1,557           912
                                                                         -------       -------
Net income.............................................................  $ 2,444       $ 1,211
                                                                         =======       =======
Weighted average number of common shares outstanding...................   29,935        28,429
                                                                         =======       =======
Earnings per share.....................................................  $  0.08       $  0.04
                                                                         =======       =======


              The accompanying notes are an integral part of these
                  consolidated condensed financial statements.

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

                     CONSOLIDATED CONDENSED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)




                                                                     JUNE 30,         DECEMBER 31,
                                                                       1996               1995
                                                                    -----------       ------------
                                                                    (UNAUDITED)        (AUDITED)
                              ASSETS
CURRENT ASSETS
  Cash and cash equivalents.......................................   $   3,840          $ 11,304
  Accounts receivable, net........................................      59,369            54,426
  Prepaid expenses and other current assets.......................       7,101             6,601
  Deferred tax asset..............................................       3,614             4,756
                                                                    -----------       ------------
          Total current assets....................................      73,924            77,087
PROPERTY AND EQUIPMENT, at cost less accumulated depreciation and
  amortization....................................................      20,382            21,515
GOODWILL, less accumulated amortization...........................       9,887            10,041
OTHER ASSETS......................................................       7,410             6,514
                                                                    -----------       ------------
                                                                     $ 111,603          $115,157
                                                                     =========        ==========
                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt............................   $     331          $    322
  Accounts payable................................................       4,052             7,089
  Accrued liabilities.............................................      19,133            26,749
  Advance billings................................................      11,119             9,536
                                                                    -----------       ------------
          Total current liabilities...............................      34,635            43,696
LONG-TERM DEBT....................................................         435               572
DEFERRED RENT.....................................................       2,817             3,010
                                                                    -----------       ------------
          Total liabilities.......................................      37,887            47,278
                                                                    -----------       ------------
STOCKHOLDERS' EQUITY
  Common stock, $0.01 par value, 40,000,000 shares authorized,
     30,266,000 and 29,724,000 shares issued and outstanding,
     respectively.................................................         303               297
  Paid-in capital.................................................      72,497            69,598
  Retained earnings...............................................       5,588             3,144
  Treasury stock, at cost, 713,000 shares.........................      (4,335)           (4,335)
  Unrealized gain on investments..................................         233                --
  Cumulative translation adjustment...............................        (353)             (425)
  Deferred compensation...........................................        (217)             (400)
                                                                    -----------       ------------
          Total stockholders' equity..............................      73,716            67,879
                                                                    -----------       ------------
                                                                     $ 111,603          $115,157
                                                                     =========        ==========


              The accompanying notes are an integral part of these
                  consolidated condensed financial statements.

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)


                                                                            SIX MONTHS ENDED
                                                                                JUNE 30,
                                                                           -------------------
                                                                            1996        1995
                                                                           -------     -------
Cash flows from operating activities:
  Net income.............................................................  $ 2,444     $ 1,211
  Adjustments to reconcile net income to net cash used in operating activities:
     Depreciation and amortization.......................................    3,988       6,088
     Other...............................................................    1,327         361
     Change in operating assets and liabilities..........................  (15,036)        857
                                                                           -------     -------
          Net cash (used in) provided by operating activities............   (7,277)      8,517
                                                                           -------     -------
Cash flows from investing activities:
  Purchases of property and equipment, net...............................   (2,729)     (5,054)
  Proceeds from sale of property and equipment...........................       --       2,061
  Other..................................................................     (135)         --
                                                                           -------     -------
          Net cash used in investing activities..........................   (2,864)     (2,993)
                                                                           -------     -------
Cash flows from financing activities:
  Repayment of long-term debt, net.......................................     (128)    (49,666)
  Other long-term borrowings.............................................       --      42,250
  Proceeds from issuance of stock........................................    2,710          --
                                                                           -------     -------
          Net cash provided by (used in) financing activities............    2,582      (7,416)
                                                                           -------     -------
Effect of exchange rate changes on cash..................................       95      (1,125)
                                                                           -------     -------
Net decrease in cash and cash equivalents................................   (7,464)     (3,017)
Cash and cash equivalents, beginning of the period.......................   11,304       7,944
                                                                           -------     -------
Cash and cash equivalents, end of the period.............................  $ 3,840     $ 4,927
                                                                           =======     =======


              The accompanying notes are an integral part of these
                  consolidated condensed financial statements.

             APPLIED BIOSCIENCE INTERNATIONAL INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION


     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The accompanying unaudited consolidated condensed financial statements reflect all the normal recurring adjustments that, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results for the six-month period ended June 30, 1996, may not necessarily be indicative of the results for the entire fiscal year.



     These financial statements should be read in conjunction with APBI's annual audited financial statements for the year ended December 31, 1995.


2.  NEW ACCOUNTING PRONOUNCEMENT


     Effective January 1, 1996, APBI adopted Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation." SFAS No. 123 provides companies the option to account for employee stock compensation awards based on their estimated fair value at the date of grant, resulting in a charge to income in the period the awards are granted, or to present pro forma footnote disclosure describing the effect to the company's net income and net income per share data. APBI has elected to adopt the disclosure provisions of SFAS No. 123. The adoption of this standard had no effect on APBI's results of operations.


3.  EARNINGS PER COMMON SHARE

     Earnings per common share were computed using the weighted average number of common stock and common stock equivalents outstanding during the year. Common equivalent shares are calculated using the treasury stock method and consist primarily of shares issuable upon exercise of stock options.

4.  RECLASSIFICATIONS

     Certain reclassifications have been made to the consolidated condensed financial statements of prior periods to conform to the current period presentation.

                                                                         ANNEX A

                      AGREEMENT AND PLAN OF REORGANIZATION

     This AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of June 20, 1996 by and among PHARMACEUTICAL PRODUCT DEVELOPMENT, INC., a North Carolina corporation ("PPD"), WILMINGTON MERGER CORP., a North Carolina corporation and wholly owned subsidiary of PPD ("MERGER SUB"), and APPLIED BIOSCIENCE INTERNATIONAL INC., a Delaware corporation ("APBI").

                               R E C I T A L S :

     A. The Boards of Directors of APBI, PPD and MERGER SUB believe it is in the best interests of their respective corporations and the stockholders of their respective corporations that APBI and MERGER SUB combine into a single company through the statutory merger of MERGER SUB with and into APBI (the "Merger") and, in furtherance thereof, have approved the Merger.

     B. In the Merger, among other things, the outstanding shares of APBI Common Stock, $0.01 par value ("APBI Common Stock"), shall be converted into shares of PPD Common Stock, $0.10 par value ("PPD Common Stock"), at the rate set forth herein.

     C. APBI, PPD and MERGER SUB desire to make certain representations and warranties and other agreements in connection with the Merger.

     D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to cause the Merger to qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

     E. The parties intend for the Merger to be accounted for as a pooling of interests pursuant to APB Opinion No. 16, Staff Accounting Series Releases 130, 135 and 146 and Staff Accounting Bulletin Topic Two.

     NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE 1

                                   THE MERGER

     1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law ("Delaware Law") and the North Carolina Business Corporation Act ("North Carolina Law"), MERGER SUB shall be merged with and into APBI, the separate corporate existence of MERGER SUB shall cease and APBI shall continue as the surviving corporation. APBI as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Closing; Effective Time. The closing of the transactions contemplated hereby (the "Closing") shall take place as soon as practicable (and in any event within two business days) after the satisfaction or waiver of each of the conditions set forth in Article 6 hereof or at such other time as the parties hereto agree (the date on which the Closing shall occur, the "Closing Date" or the "Effective Date"). The Closing shall take place at the offices of Murchison, Taylor, Kendrick, Gibson & Davenport, LLP, 16 N. Fifth Avenue, Wilmington, North Carolina or at such other location as the parties hereto agree. In connection with the Closing, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger and Articles of Merger, in form reasonably satisfactory to PPD and APBI (collectively the "Articles of Merger"), with the Secretaries of State of the States of Delaware and North Carolina, in accordance with the relevant provisions of Delaware and North Carolina Law (the time of the acceptance of such filing being the "Effective Time").

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of APBI and MERGER SUB shall vest in the Surviving Corporation, and all debts, liabilities and duties of APBI and MERGER SUB shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4 Certificate of Incorporation; Bylaws. At the Effective Time, the Certificate of Incorporation of APBI, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation; and the Bylaws of APBI, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation.

     1.5 Directors and Officers.

          (a) Directors. At the Effective Time, the directors of the Merger Sub shall be the initial directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

          (b) Officers. At the Effective Time, the officers of the APBI shall be the initial officers of the Surviving Corporation, with the exception of the position of president and chief executive officer, until their respective successors are duly elected or appointed and qualified. The president and chief executive officer shall be Fred N. Eshelman or such other designee appointed by PPD.

     1.6 Effect on Capital Stock. By virtue of the Merger and without any action on the part of MERGER SUB, PPD, APBI or the holders of any of the following securities:

          (a) Conversion of APBI Common Stock. At the Effective Time, each share of APBI Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of APBI Common Stock to be canceled pursuant to Section 1.6(b) hereof) will be canceled and extinguished and be converted automatically into the right to receive a fractional number of shares of PPD Common Stock based upon a ratio (the "Exchange Ratio") computed as follows: (i) if the Average PPD Stock Price (as defined below) is equal to or less than $48.00 per share, then the Exchange Ratio shall be equal to the quotient of (x) divided by (y), where (x) is $15.00 per share and where (y) is the Average PPD Stock Price (as defined below); provided, however, that in such event the Exchange Ratio shall not be less than
     0.3125 nor greater than 0.4054, (ii) if the Average PPD Stock Price (as defined below) is greater than $48.00 per share, then the Exchange Ratio shall be equal to the quotient of (x) divided by (y), where (x) is $15.00 per share and where (y) is the Average PPD Stock Price less the product of
     0.5 and the difference between the Average PPD Stock Price and $48.00. The "Average PPD Stock Price" shall mean the average of the last sale price of a share of PPD Common Stock for the ten (10) most recent days that PPD Common Stock has traded ending on the day which is five (5) days immediately prior to the Effective Time, as reported on the Nasdaq National Market, rounded to the nearest cent.

          (b) Cancellation of APBI Common Stock Owned by PPD or APBI. At the Effective Time, all shares of APBI Common Stock that are owned by APBI as treasury stock and each share of APBI Common Stock owned by PPD or any direct or indirect wholly owned subsidiary of PPD or of APBI immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

          (c) Capital Stock of MERGER SUB. At the Effective Time, each share of Common Stock, $0.10 par value, of MERGER SUB ("MERGER SUB Common Stock"), issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock $0.01 par value, of the Surviving Corporation. Each stock certificate of MERGER SUB evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

          (d) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into PPD Common Stock or APBI Common Stock), reorganization, recapitalization or other like change with respect to PPD Common Stock or APBI Common Stock occurring after the date hereof and prior to the Effective Time.

          (e) Fractional Shares. No fraction of a share of PPD Common Stock will be issued, but in lieu thereof each holder of shares of APBI Common Stock who would otherwise be entitled to a fraction of a share of PPD Common Stock (after aggregating all fractional shares of PPD Common Stock to be received by such holder) shall receive from PPD an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Average PPD Stock Price.

     1.7 APBI Stock Incentive Program. At the Effective Time, the APBI Stock Incentive Program (1990), as amended (the "APBI Stock Program") and APBI's obligation with respect to each outstanding option to purchase shares of APBI Common Stock ("Options") and any restricted stock grants shall be assumed by PPD.

          (a) Options. In the case of each unexpired Option granted under the APBI Stock Program prior to January 1, 1996, as described in the APBI Stock Program, the holder, without respect to vesting dates, shall be entitled to receive from PPD an amount equal to the excess of the highest market price for APBI's Common Stock on the day, or the earliest prior date, on which a price has been established for trading purposes preceding the Effective Time (the "Measurement Date") over the purchase price of each share of APBI Common Stock covered by such option (the "Option Spread"); provided, however, that with respect to any such Option for which the highest market price for APBI's Common Stock on the Measurement Date does not exceed the purchase price of each share of APBI Common Stock covered by such Option (an "Out-of-the-Money Option"), the holder shall be entitled to receive a substitute stock option as provided below. The Option Spread shall be payable in shares of PPD Common Stock valued on the basis of PPD's closing trading price on the day immediately preceding the Effective Date. In the case of each unexpired Option granted under the APBI Stock Program on or after January 1, 1996 and each Out-of-the-Money Option, the holder shall receive substituted options (each individual optionee to enter into an agreement with PPD reflecting such substitute options in the form of
     Exhibit 1.7 hereto ("Substitute Option Agreement")) to purchase PPD Common Stock under the PPD Equity Compensation Plan, such that optionees holding such unexercised options under the APBI Stock Program shall have the right, with respect to each such option representing the right to purchase one share of APBI Common Stock, to receive upon exercise of the substitute option a fractional number of shares of PPD Common Stock equal to the Exchange Ratio. Each substitute option shall be subject to the following terms and conditions:

             (i) the exercise price per share of each substitute option (with any fractional cent being rounded to the next higher full cent) shall be equal to (x) the exercise price per share at which APBI Common Stock was theretofore purchasable under the prior Option divided by (y) the Exchange Ratio;

             (ii) the substitute options shall have substantially the same restrictions, terms and conditions as the options for which they were substituted, including their characterization as "incentive stock options" within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended (the "Code") or nonqualified stock options, as the case may be; and

             (iii) it is intended that, to the extent possible, the substitute options shall comply with the provisions of Section 424(a) of the Code and the regulations and rulings promulgated thereunder.

     All shares of PPD Common Stock and substitute option agreements to be delivered hereunder shall be distributed to the former APBI optionholders as soon as practicable following the Effective Time (and in any event within 45 days thereafter).

          (b) Restricted Stock Grants. Any restricted stock grants or awards with respect to APBI Common Stock not otherwise vested prior to the Effective Time shall fully vest as of the Effective Time with any recipient of a restricted stock grant being entitled to receive the number of shares of PPD Common Stock that the recipient would have otherwise been entitled to receive had such recipient been the holder of the shares of APBI Common Stock under such grant immediately prior to the Effective Time.

     1.8 Non-APBI Plan Options. Certain options to purchase shares of APBI Common Stock have been previously granted outside of the APBI Stock Program, as set forth on Schedule 5.12. In the case of each such unexpired option, the holder, without respect to vesting dates, shall be entitled to receive from PPD an amount equal to the Option Spread on the Measurement Date for each share of APBI Common Stock covered by such option; provided, however, that with respect to each Out-of-the-Money Option, the holder shall be entitled to receive a substitute option as provided below. The Option Spread shall be payable in shares of PPD Common Stock valued on the basis of PPD's closing trading price on the day immediately preceding the Effective Date. In the case of each Out-of-the-Money Option, the holder shall receive substituted options (each individual optionee to enter into a Substitute Option Agreement with PPD reflecting such substitute options in the form of Exhibit 1.7 hereto) to purchase PPD Common Stock under the PPD Equity Compensation Plan, such that the holder of such unexercised Out-of-the-Money Options shall have the right, with respect to each such option representing the right to purchase one share of APBI Common Stock, to receive upon exercise of the substitute option a fractional number of shares of PPD Common Stock equal to the Exchange Ratio. Each substitute option shall be subject to the following terms and conditions:

          (i) the exercise price per share of each substitute option (with any fractional cent being rounded to the next higher full cent) shall be equal to (x) the exercise price per share at which APBI Common Stock was theretofore purchasable under the prior option divided by (y) the Exchange Ratio;

          (ii) the substitute options shall have substantially the same restrictions, terms and conditions as the options for which they were substituted, including their characterization as non-qualified stock options; and

          (iii) it is intended that, to the extent possible, the substitute options shall comply with the provisions of Section 424(a) of the Code and the regulations and rulings promulgated thereunder.

All shares of PPD Common Stock to be delivered hereunder shall be distributed to the former APBI optionholders as soon as practicable following the Effective Time (and in any event within 45 days thereafter).

     1.9 APBI Stock Option Plan for Outside Directors. At the Effective Time, the APBI Stock Option Plan for Outside Directors (the "Director Plan") and all options then outstanding to purchase APBI Common Stock then outstanding under the APBI Director Plan shall be assumed by PPD in accordance with Section 5.12. Any option outstanding under the APBI Director Plan may, to the extent vested, be exercised at any time prior to the Effective Time. The APBI Stock Program and the APBI Director Plan are sometimes collectively referred to herein as the "APBI Stock Plans".

     1.10 APBI Employee Stock Purchase Plan. At the Effective Time, the APBI Employee Stock Purchase Plan (the "APBI ESPP") and all of the existing rights and obligations of APBI pursuant to the outstanding subscription rights thereunder shall be assumed by PPD in accordance with Section 5.12.

     1.11 Surrender of Certificates.

          (a) Exchange Agent. Wachovia Bank of North Carolina, N.A. shall act as exchange agent (the "Exchange Agent") in the Merger.

          (b) PPD to Provide Common Stock and Cash. As of the Effective Time, PPD shall make available to the Exchange Agent for exchange in accordance with this Article 1, (i) the shares of PPD Common Stock issuable pursuant to Section 1.6(a) in exchange for shares of APBI Common Stock outstanding immediately prior to the Effective Time and (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 1.6(e).

          (c) Procedures. Promptly after the Effective Time, the Exchange Agent shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of APBI Common Stock, whose shares were converted into the right to receive shares of PPD Common Stock (and cash in lieu of fractional shares) pursuant to Section 1.6, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in such form and have such other provisions as may have been previously agreed to by PPD and

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

     APBI) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of PPD Common Stock (and cash in lieu of fractional shares). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of record of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of PPD Common Stock and a check representing the cash consideration in lieu of fractional shares which such holder of record has the right to receive pursuant to Section 1.6, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of APBI Common Stock will be deemed from and after the Effective Time, for all corporate purposes, other than as provided in subsection (d) below, to evidence the ownership of the number of full shares of PPD Common Stock into which such shares of APBI Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6.

          (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to PPD Common Stock with a record date after the Effective Time will be paid to the holder of record of any unsurrendered Certificate with respect to the shares of PPD Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of PPD Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 1.11(d)) with respect to such shares of PPD Common Stock.

          (e) Transfers of Ownership. If any certificate for shares of PPD Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to PPD or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of PPD Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of PPD or any agent designated by it that such tax has been paid or is not payable.

          (f) No Liability.  Notwithstanding anything to the contrary in this
     Section 1.11, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.12 No Further Ownership Rights in APBI Common Stock. All shares of PPD Common Stock issued upon the surrender for exchange of shares of APBI Common Stock in accordance with the terms hereof (including any cash paid in lieu of fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of APBI Common Stock, and following the Effective Time there shall be no further registration of transfers on the records of the Surviving Corporation of shares of APBI Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 1.

     1.13 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of PPD Common Stock (and cash in lieu of fractional shares) as may be required pursuant to Section 1.6; provided, however, that PPD may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against PPD, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     1.14 Tax and Accounting Consequences. It is intended by the parties hereto that the Merger shall (i) constitute a reorganization within the meaning of
Section 368 of the Code and (ii) qualify for accounting treatment as a pooling of interests.

     1.15 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of APBI and MERGER SUB, the officers and directors of APBI and MERGER SUB are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

                                   ARTICLE 2

                     REPRESENTATIONS AND WARRANTIES OF APBI

     In this Agreement, any reference to any event, change, condition or effect being "material" with respect to any entity or group of entities means any material event, change or effect related to the business, results of operations or financial condition of such entity or group of entities. In this Agreement, any reference to a "Material Adverse Effect" with respect to any entity or group of entities means any event, change or effect that is materially adverse to the business, results of operations or financial condition of such entity and its subsidiaries, taken as a whole; provided, however, in no event shall the termination or resignation of any executive or employee or any group of executives and/or employees be characterized as giving rise to a "Material Adverse Effect." Such termination or resignation is hereinafter referred to as "Retention Issues".

     In this Agreement, any reference to APBI's "knowledge" means (i) the actual knowledge of APBI's chief executive officer, chief financial officer and controller, (ii) Pharmaco's chief executive officer or director of finance or
(iii) Environ's chief executive officer.

     APBI represents and warrants to PPD and MERGER SUB as follows:

     2.1 Organization, Standing and Power. (a) Each of APBI and its Principal Subsidiaries (as hereinafter defined) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of APBI and its Principal Subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on APBI. APBI has delivered to PPD a true and correct copy of the Certificate of Incorporation (referred to herein as APBI's "Certificate of Incorporation") and Bylaws or other charter documents, as applicable, of APBI and each of its Principal Subsidiaries, each as amended to date. Neither APBI nor any of its Principal Subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents. Attached hereto as Schedule 2.1 is a list of APBI's subsidiaries in which APBI, directly or indirectly, owns or controls twenty percent (20%) or more of the outstanding voting interests, showing for each of such subsidiaries the percentage interests owned by APBI or any of its subsidiaries, the jurisdiction under which laws such subsidiaries were formed and the date of formation. APBI is the owner, directly or indirectly, of all outstanding shares of capital stock of each of its subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. Except as reflected on Schedule 2.1, all of the outstanding shares of capital stock of each such subsidiary are owned by APBI or one of its wholly owned subsidiaries free and clear of all liens, charges, claims or encumbrances or rights of others. Except as reflected on Schedule 2.1, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating APBI or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. Except as disclosed in Schedule 2.1 and the APBI SEC Documents (as defined in Section 2.4), APBI does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

     (b) Each of Pharmaco International Inc., Pharmaco International Holdings, Inc., APBI Environmental Sciences Group, Inc. and Clinix International, Inc. are referred to individually as a "Principal Subsidiary" and collectively as the "Principal Subsidiaries".

     2.2 Capital Structure. The authorized capital stock of APBI consists of 40,000,000 shares of Common Stock, $0.01 par value, of which there were issued and outstanding as of the close of business on May 1, 1996 29,504,048 shares of APBI Common Stock. Except as set forth on Schedule 2.2, there are no other outstanding shares of capital stock or voting securities of APBI and no outstanding commitments to issue any shares of capital stock or voting securities of APBI after May 1, 1996 other than pursuant to (i) the exercise of options or restricted stock grants outstanding as of such date under the APBI Stock Plans, (ii) the exercise of certain options outstanding as of such date awarded outside of the APBI Stock Plans or (iii) the exercise of subscription rights outstanding as of such date under the APBI ESPP. All outstanding shares of APBI Common Stock are duly authorized, validly issued, fully paid and nonassessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of APBI or any agreement to which APBI is a party or by which it is bound. As of the close of business on May 1, 1996 APBI had reserved (i) 6,500,000 shares of APBI Common Stock for issuance to employees pursuant to the APBI Stock Program of which 1,398,516 shares have been issued pursuant to option exercises and 2,840,030 shares are subject to outstanding, unexercised options, (ii) 800,000 shares of APBI Common Stock for issuance to employees pursuant to the APBI ESPP, of which 215,103 shares have been issued and 386,538 shares remain purchasable under outstanding, unexercised subscription rights and approximately 42,209 shares are subject to outstanding subscriptions, (iii) 147,428 shares of APBI Common Stock for issuance to former officers or employees pursuant to stock options granted outside of the APBI Stock Plans, all of which shares are subject to outstanding, unexercised options, and (iv) 150,000 shares of APBI Common Stock for issuance to directors pursuant to the APBI Director Plan for Outside Directors, of which no shares have been issued pursuant to option exercises and 36,000 shares are subject to outstanding unexercised options. Except as set forth on Schedule 2.2, since May 1, 1996 APBI has not (i) issued or granted additional options under any of APBI Stock Plans or (ii) accepted any additional Common Stock subscriptions or otherwise granted any additional purchase rights under the APBI ESPP. Except for the rights created pursuant to this Agreement and as disclosed in this Section 2.2, there are no other options, warrants, calls, rights, commitments or agreements of any character to which APBI is a party or by which it is bound obligating APBI to issue, deliver, sell, repurchase or redeem or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of APBI or obligating APBI to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no contracts, commitments or agreements relating to voting, registration, purchase or sale of APBI's capital stock (i) between or among APBI and any of its stockholders or (ii) to APBI's knowledge, between or among any of APBI's stockholders. Except with respect to options granted subsequent to January 1, 1996, the terms of the APBI Stock Program do not permit the assumption or substitution of options to purchase PPD Common Stock, without the consent or approval of the holders of such options. True and complete copies of all agreements and instruments relating to or issued under the APBI Stock Plans and the APBI ESPP are available to PPD upon request and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments.

     2.3 Authority. APBI has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of APBI, subject only to the approval of the Merger by APBI's stockholders as contemplated by Section 6.1(a). This Agreement has been duly executed and delivered by APBI and constitutes the valid and binding obligation of APBI enforceable against APBI in accordance with its terms. The Board of Directors of APBI has unanimously approved this Agreement and the transactions contemplated hereby. Except as set forth on Schedule 2.3, the execution and delivery of this Agreement by APBI does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit under (i) any provision of the Certificate of Incorporation or Bylaws of APBI or any of its Principal Subsidiaries, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to APBI or any of its Principal Subsidiaries (subject to receipt of HSR Clearance prior to Closing) or any of their properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of item (ii) would not have had and would not reasonably be expected to have a Material Adverse Effect on APBI. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, State, local or foreign court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to APBI or any of its Principal Subsidiaries in connection with the execution and delivery of this Agreement, or the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the Articles of Merger as provided in Section 1.2; (ii) the filing with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD") of the Proxy Statement (as defined in
Section 2.19) relating to the APBI Stockholders Meeting (as defined in Section 2.19); (iii) such consents, approvals, orders, authorizations, registrations declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country; (iv) the receipt of the HSR Clearance; and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on APBI and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement. For purposes of this Agreement, the "HSR Clearance" shall mean the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, without any suit to enjoin the transactions contemplated herein having been filed by the United States Department of Justice or Federal Trade Commission under Title 15 of the United States Code or any notice of an intent to file such suit being received by any party to this Agreement.

     2.4 SEC Documents; Financial Statements. APBI has furnished or will furnish upon request to PPD a true and complete copy of each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the "Securities Act")), definitive proxy statement and other filings filed with the SEC by APBI since January 1, 1994, and, prior to the Effective Time, APBI will have furnished PPD with true and complete copies of any additional documents filed with the SEC by APBI prior to the Effective Time (collectively, the "APBI SEC Documents"). In addition, APBI has made available to PPD all exhibits to the APBI SEC Documents subsequently filed prior to the date hereof, and will promptly make available to PPD all exhibits to any additional APBI SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the APBI SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those which have expired or have been terminated in accordance with their terms, and neither APBI nor any of its subsidiaries is in material default under such contracts except where such default would not have a Material Adverse Effect on APBI. As of their respective filing dates, the APBI SEC Documents complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act, and none of the APBI SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed APBI SEC Document. The consolidated financial statements of APBI for the years ended December 31, 1993, December 31, 1994 and December 31, 1995, including the notes thereto, included in the APBI SEC Documents (the "APBI Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Qs, as permitted by Form 10-Q of the SEC). The APBI Financial Statements fairly present the consolidated financial condition and operating results of APBI and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments). There has been no change in APBI accounting policies except as described in the notes to the APBI Financial Statements.

     2.5 Absence of Certain Changes. Since March 31, 1996 (the "APBI Balance Sheet Date") through the date hereof, except as disclosed on Schedule 2.5 or as disclosed in any APBI SEC Document filed since March 31, 1996 and prior to the date of this Agreement, each of APBI and its Principal Subsidiaries has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in, or might reasonably be expected to result in, a Material Adverse Effect on APBI; (ii) any acquisition, sale or transfer of any material asset of APBI or any of its subsidiaries other than in the ordinary course of business and consistent with past practice; (iii) any change in accounting methods or practices (including any change in revenue recognition, depreciation or amortization policies or rates) by APBI or any revaluation by APBI of any of its or any of its Principal Subsidiaries' assets;
(iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of APBI, or any direct or indirect redemption, purchase or other acquisition by APBI of any of its shares of capital stock; (v) any material contract entered into by APBI or any of its Principal Subsidiaries, other than in the ordinary course of business, or any material amendment or termination of, or default under, any material contract to which APBI or any of its Principal Subsidiaries is a party or by which it is bound except where such termination or default would not have a Material Adverse Effect on APBI; (vi) to APBI's knowledge, any action by APBI or any affiliate of APBI which might, based on the advice of APBI's outside accountants, reasonably be expected to preclude the ability of PPD to account for the business combination to be effected by the Merger as a "pooling of interests" under generally accepted accounting principles (except for actions which to APBI's knowledge may be cured, rescinded or otherwise remedied so as to account for the Merger as a "pooling of interests"); (vii) any (A) grant of any severance or termination pay to any director, officer or employee of APBI or any of its Principal Subsidiaries, (B) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of APBI or any of its Principal Subsidiaries, (C) any increase in benefits payable under any existing severance or termination pay policies or employment agreements, or (D) any increase in compensation, bonus or other benefits payable to directors, officers or employees of APBI or any of its subsidiaries, in each case other than in the ordinary course of business consistent with past practice; or (ix) any agreement by APBI or any of its Principal Subsidiaries to do any of the things described in the preceding clauses (i) through (viii) (other than negotiations with PPD and its representatives regarding the transactions contemplated by this Agreement).

     2.6 Absence of Undisclosed Liabilities. Except as disclosed elsewhere in this Agreement, Schedules 2.6, 2.8(b), 2.9, 2.11 or any other Schedules attached hereto, as of the date hereof, each of APBI and its Principal Subsidiaries has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet included in APBI's Quarterly Report on Form 10-Q for the period ended March 31, 1996 (the "APBI Balance Sheet"); (ii) those incurred in the ordinary course of business and not required to be set forth in the APBI Balance Sheet under generally accepted accounting principles; (iii) those incurred in the ordinary course of business since the APBI Balance Sheet Date and consistent with past practice; (iv) those which would not have a Material Adverse Effect on APBI; and (v) those incurred in connection with the execution of this Agreement and the transactions contemplated hereby.

     2.7 Permits and Licenses. Each of APBI and its Principal Subsidiaries is now the holder of all material licenses, franchises, ordinances, authorizations, permits, and certificates, domestic or foreign (collectively, the "APBI Licenses"), necessary to enable it to continue to conduct its business in all material respects as presently conducted, except where the failure to have such APBI Licenses, individually or in the aggregate, would not have a Material Adverse Effect on APBI. All of APBI Licenses are in full force and effect. APBI has no reason to believe that any Governmental Entity having jurisdiction will revoke, cancel, rescind, refuse to renew in the ordinary course, or modify any of APBI Licenses. There is not now pending, or, to the knowledge of APBI, threatened any investigation before any such Governmental Entity which, either individually or in the aggregate, would have a Material Adverse Effect on APBI. Except as set forth on Schedule 2.7, each of APBI and its Principal Subsidiaries has conducted its business so as to comply with all applicable laws, regulations, ordinances, and codes, domestic and foreign, including, without limitation, laws, regulations, ordinances, and codes relating to the protection of the environment, the failure to comply with which could reasonably be expected to have a Material Adverse Effect on APBI.

     2.8 Properties and Contracts. (a) Each of APBI and its Principal Subsidiaries owns, or is licensed to use, or leases, all material property and assets, real and personal, tangible and intangible, used in or necessary for the conduct of its business as currently conducted, except in those cases where the failure to own, license or lease would not have a Material Adverse Effect on APBI and except as this subsection (a) may relate to APBI Intellectual Property which is addressed exclusively by Section 2.10 below.

     (b) To the knowledge of APBI, except as set forth on Schedule 2.8(b), all of the material clinical and/or environmental consulting contracts of APBI and its Principal Subsidiaries are presently valid and existing and in full force and effect, and there is no material violation or default or claim of violation or default by any party thereto and no condition or event has occurred which with notice or lapse of time or both would constitute a violation or default thereunder, except for any such failure to be valid and existing and in full force and effect, or any such violation, default, or claim, which would not have a Material Adverse Effect on APBI. APBI has performed and continues to perform substantial work on clinical development studies upon execution of a letter of intent with a study sponsor and, on very limited occasions and with the consent of Pharmaco's Chief Executive Officer, APBI performs work on clinical development studies without a written contract or letter of intent; provided that, to the knowledge of APBI, the failure to perform services pursuant to written contracts or letters of intent has not and will not have a Material Adverse Effect on APBI.

     2.9 Litigation. Set forth on Schedule 2.9 attached hereto is a listing as of the date hereof of all actions, suits, proceedings, claims or investigations pending or, to the knowledge of APBI, threatened against APBI or any of its Principal Subsidiaries which involve amounts in dispute in excess of $50,000. Except as set forth on Schedule 2.9, as of the date hereof there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of APBI, threatened against APBI or any of its Principal Subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on APBI or that arise out of or in any way relate to this Agreement, the Merger or any of the transactions contemplated hereby. From the date of this Agreement until the Effective Time, APBI shall promptly advise PPD of any such action, suit, proceeding, claim, arbitration or investigation that is commenced, or, to the knowledge of APBI, threatened against APBI or any of its Principal Subsidiaries. As of the date hereof, there is no judgment, decree or order against APBI or any of its subsidiaries, or, to the knowledge of APBI, any of their respective directors or officers (in their capacities as such), that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement or that could reasonably be expected to have a Material Adverse Effect on APBI.

     2.10 Trademarks and Copyrights. APBI and its Principal Subsidiaries own or possess adequate licenses or other valid rights to use all material trademarks, trademark rights, trade names, trade name rights, copyrights, service marks, trade secrets, applications for trademarks and for service marks, know-how and other proprietary rights and information used or held for use in connection with the business of APBI and its Principal Subsidiaries as currently conducted and to the knowledge of APBI there is no assertion or claim challenging the validity of any of the foregoing which, individually or in the aggregate, would have a Material Adverse Effect on APBI. The conduct of the business of APBI and its Principal Subsidiaries as currently conducted does not conflict in any way with any license, trademark, trademark right, trade name, trade name right, service mark or copyright of any third party that, individually or in the aggregate, would have a Material Adverse Effect on APBI.

     2.11 Environmental Matters. Except as set forth on Schedule 2.11, to the knowledge of APBI, each of APBI and its subsidiaries is and at all times has been in compliance with all foreign, federal, state and local laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or hazardous or toxic materials or waste, except to the extent noncompliance with such laws would not have a Material Adverse Effect on APBI.

     2.12 Taxes. APBI and each of its Principal Subsidiaries, and any consolidated, combined or unitary group for Tax purposes of which APBI or any of its Principal Subsidiaries is or has been a member have timely filed all Tax Returns required to be filed by them and have paid all Taxes shown thereon to be due except for such Tax Returns the failure of which to file timely would not have a Material Adverse effect on APBI. The APBI Financial Statements (i) fully accrue all actual and contingent liabilities for Taxes with respect to all periods through December 31, 1995 and, to the knowledge of APBI, APBI and each of its Principal Subsidiaries have not and will not incur any Tax liability in excess of the amount reflected on the APBI Financial Statements with respect to such periods, and (ii) properly accrue in accordance with generally accepted accounting principles all liabilities for Taxes payable after December 31, 1995 with respect to all transactions and events occurring on or prior to such date except where the failure to so accrue would not have a Material Adverse Effect on APBI. No material Tax liability since December 31, 1995 has been incurred by APBI or its Principal Subsidiaries other than in the ordinary course of business and adequate provision has been made in the APBI Financial Statements for all Taxes since that date in accordance with generally accepted accounting principles on at least a quarterly basis. APBI and each of its Principal Subsidiaries have withheld and paid or will timely pay to the applicable Tax Authority all amounts required to be withheld. No notice of deficiency or similar document of any Tax Authority has been received by either APBI or any of its Principal Subsidiaries, and there are no liabilities for Taxes with respect to the issues that have been raised (and are currently pending) by any Tax Authority that could, if determined adversely, have a Material Adverse Effect on APBI. Except as set forth on Schedule 2.12, there is (i) no material claim for Taxes that is a lien against the property of APBI or any of its subsidiaries other than liens for Taxes not yet due and payable, (ii) no notification received by APBI of any audit of any Tax Return of APBI or any of its subsidiaries being conducted, pending or threatened by a Tax Authority, (iii) no extension or waiver of the statute of limitations on the assessment of any Taxes granted by APBI or any of its subsidiaries and currently in effect, and (iv) no agreement, contract or arrangement to which APBI or any of its subsidiaries is a party that may result in the payment of any material amount that would not be deductible by reason of Sections 280G or 404 of the Code. Except as set forth on
Schedule 2.12, APBI will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Sections 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger. Except as set forth on Schedule 2.12, neither APBI nor any of its subsidiaries is a party to any tax sharing or tax allocation agreement nor does APBI or any of its subsidiaries owe any amount under any such agreement. For purposes of this Agreement, the following terms have the following meanings:
"Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "Tax Authority") responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in item (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period and
(iii) any liability for the payment of any amounts of the type described in items (i) or (ii) as a result of any express or implied obligation to indemnify any other person. As used herein, "Tax Return" shall mean any return, statement, report or form including, without limitation, estimated Tax returns and reports, withholding Tax returns and reports and information reports and returns required to be filed with respect to Taxes. APBI and each of its subsidiaries are in full compliance with all terms and conditions of any Tax exemptions or other Tax-sharing agreement or order of a foreign government applicable to them and the consummation of the Merger shall not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions or other Tax-sharing agreement or order.

     2.13 Employee Benefit Plans.

          (a) Schedule 2.13 lists, with respect to APBI, any subsidiary of APBI and any trade or business (whether or not incorporated) which is treated as a single employer with APBI (an "ERISA Affiliate") within the meaning of
     Section 414(b), (c), (m) or (o) of the Code, (i) all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended

     ("ERISA"), (ii) each loan to a non-officer employee in excess of $10,000, loans to officers and directors and any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code
     Section 129), life insurance or accident insurance plans, programs or arrangements, (iii) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, schemes programs or arrangements, (iv) other fringe or employee benefit plans, programs or arrangements that apply to senior management of APBI or any of its subsidiaries and that do not generally apply to all employees, and (v) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of APBI or any of its subsidiaries of greater than $50,000 remain for the benefit of, or relating to, any present or former employee, consultant or director of APBI (together, the "APBI Employee Plans"). Schedule 2.13 lists all of such APBI Employee Plans, domestic and foreign.

          (b) Except as set forth in Schedule 2.13 and except as would not, individually or in the aggregate, have a Material Adverse Effect on APBI:
     (i) each APBI Employee Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (the "IRS") that it is so qualified and nothing has occurred since the date of the letter that could reasonably be expected to affect the qualified status of such APBI Employee Plan; and (ii) each APBI Employee Plan has been operated in all material respects in accordance with its terms and the requirements of applicable (foreign and domestic) law. No APBI Employee Plan currently is covered by Title IV of ERISA and neither APBI nor any APBI subsidiary is a party to or has made any contribution to or otherwise incurred any obligation under any "multi employer" plan as defined in Section 3(37) of ERISA.

          (c) With respect to each APBI Employee Plan, APBI and each of its United States subsidiaries have complied with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and the proposed regulations thereunder and (ii) the applicable requirements of the Family Leave Act of 1993 and the regulations thereunder, except to the extent that such failure to comply would not, in the aggregate, have a Material Adverse Effect on APBI. With respect to any of the APBI Employee Plans formed under and/or governed by the substantive laws of any foreign jurisdiction, each of such plans has been at all times, is and will be at the Effective Time in compliance in all material respects with (i) all applicable foreign laws, rules, regulations, orders and mandates of any Governmental Entity having power to regulate such plans, and (ii) all of the terms, restrictions and conditions of the plan documents except to the extent that such failure to comply would not have a Material Adverse Effect on APBI.

          (d) There has been no amendment to, written interpretation or announcement (whether or not written) by APBI, any APBI subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any APBI Employee Plan which would materially increase the expense of maintaining such Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in APBI's Financial Statements.

     2.14 Representations Complete. To the knowledge of APBI as of the date hereof, none of the representations or warranties made by APBI herein or in any Schedule or Exhibit hereto, or certificate furnished by APBI pursuant to this Agreement, or the APBI SEC Documents or any written statement furnished to PPD by APBI pursuant hereto or in connection with the transactions contemplated hereby, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading except to the extent that such untrue statement or omission would not have a Material Adverse Effect on APBI; provided, however, that it is understood that the financial projections delivered by APBI represent only APBI's best estimate under the circumstances of what it reasonably believes (although APBI has no knowledge and is not aware of any fact or information that would lead it to believe that such projections are misleading in any material respect) and are based upon assumptions that APBI believes were reasonable as of the time such projections were made. APBI does not make any other representation or warranty regarding such projections or APBI's possible or anticipated operating performance other than as set forth in this
Section 2.14.

     2.15 Certain Agreements Affected by the Merger.  Except as set forth in
Schedule 2.15, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of APBI or any of its subsidiaries, (ii) materially increase any benefits otherwise payable by APBI or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

     2.16 Brokers' and Finders' Fees. Except for the fees of Lehman Brothers (the "APBI Financial Advisor") described in the engagement letter previously delivered to PPD, APBI has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     2.17 Opinion of APBI Financial Advisor. APBI has received the opinion of the APBI Financial Advisor to the effect that, as of the date hereof, the consideration to be received by APBI's stockholders in the Merger is fair, from a financial point of view, to stockholders of APBI.

     2.18 Action Under the Certificate of Incorporation. The Board of Directors of APBI has unanimously approved the Merger and the execution of this Agreement, and accordingly has taken all action necessary to exempt the Merger from being subject to the higher stockholder approval requirement provided for in ARTICLE SEVENTH of the APBI Certificate of Incorporation.

     2.19 Registration Statement; Proxy Statement/Prospectus. The written information supplied by APBI expressly for the purpose of inclusion in the registration statement on Form S-4 (or such other or successor form as shall be appropriate) pursuant to which the shares of PPD Common Stock to be issued in the Merger will be registered with the SEC (the "Registration Statement") shall not at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The written information supplied by APBI expressly for the purpose of inclusion in the combined proxy statement/prospectus to be sent to the stockholders of APBI in connection with the meetings of APBI's stockholders (the "APBI Stockholders Meeting") and PPD's stockholders (the "PPD Stockholders Meeting") to be held in connection with the Merger (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to APBI's stockholders, at the time of the APBI Stockholders Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the APBI Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by APBI which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, APBI shall promptly inform PPD and MERGER SUB. Notwithstanding the foregoing, APBI makes no representation, warranty or covenant with respect to any information supplied by PPD or MERGER SUB which is contained in any of the foregoing documents.

                                   ARTICLE 3

              REPRESENTATIONS AND WARRANTIES OF PPD AND MERGER SUB

     PPD and MERGER SUB, jointly and severally, represent and warrant to APBI as follows:

          In this Agreement, any reference to PPD's "knowledge" means the actual knowledge of PPD's chief executive officer, president and chief operating officer, and chief financial officer.

     3.1 Organization, Standing and Power. Each of PPD and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of PPD and its subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on PPD. PPD has delivered to APBI a true and correct copy of the Articles of Incorporation and Bylaws or other charter documents, as applicable, of PPD and each of its subsidiaries, each as amended to date. Neither PPD nor any of its subsidiaries is in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent organizational documents. Attached hereto as Schedule 3.1 is a list of PPD's subsidiaries in which PPD, directly or indirectly, owns or controls twenty percent (20%) or more of the outstanding voting interests, showing for each of such subsidiaries the percentage interest owned by PPD or any of its subsidiaries, the jurisdiction under which law such subsidiaries were formed and the date of formation. PPD is the owner, directly or indirectly, of all outstanding shares of capital stock of each of its subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of MERGER SUB are owned by PPD free and clear of all liens, charges, claims or encumbrances or rights of others. Except as disclosed in Schedule 3.1 and the PPD SEC Documents (as defined in Section 3.4), PPD does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

     3.2 Capital Structure. The authorized capital stock of PPD consists of 30,000,000 shares of Common Stock, $0.10 par value, and 5,000,000 shares of Preferred Stock, $0.10 par value, of which there were issued and outstanding as of the close of business on May 1, 1996, 9,242,295 shares of PPD Common Stock and no shares of Preferred Stock. Except as disclosed on Schedule 3.5, there are no other outstanding shares of capital stock or voting securities of PPD and no outstanding commitments to issue any shares of capital stock or voting securities of PPD after May 1, 1996 other than shares of PPD Common Stock issued after May 1, 1996 upon the exercise of options outstanding as of such date under the PPD Equity Compensation Plan and the PPD Stock Option Plan for Non-Employee Directors (the "PPD Stock Plans"). The authorized capital stock of MERGER SUB consists of 100,000 shares of Common Stock, $0.10 par value, of which 1,000 shares are issued and outstanding and are held by PPD. All outstanding shares of PPD and MERGER SUB have been duly authorized, validly issued, fully paid and are nonassessable and free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof. As of the close of business on May 1, 1996, PPD had reserved 800,000 shares of PPD Common Stock for issuance to employees, directors and independent contractors pursuant to the PPD Stock Plans, of which 500 shares have been issued pursuant to option exercises, and approximately 321,450 shares are subject to outstanding, unexercised options. Other than this Agreement and except as disclosed on Schedule 3.5 attached hereto, there are no other options, warrants, calls, rights, commitments or agreements of any character to which PPD or MERGER SUB is a party or by which either of them is bound obligating PPD or MERGER SUB to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of PPD or MERGER SUB or obligating PPD or MERGER SUB to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. The shares of PPD Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid, and nonassessable and free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof. Except for the Underwriting Agreement and the Registration Rights Agreement entered into between PPD and the underwriters in connection with its initial public offering and the Award Agreements with employees and directors of PPD pursuant to the PPD Stock Plans, there are no contracts, commitments or agreements relating to voting, registration, purchase or sale of PPD's capital stock (i) between or among PPD and any of its stockholders or (ii) to the best of PPD's knowledge, between or among any of PPD's stockholders. True and complete copies of all agreements and instruments relating to or issued under the PPD Stock Plans are available to APBI upon request and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments.

     3.3 Authority. Each of PPD and MERGER SUB has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of PPD and MERGER SUB, subject only to the approval of the issuance of shares of PPD Common Stock in the Merger by the stockholders of PPD. This Agreement has been duly executed and delivered by each of PPD and MERGER SUB and constitutes the valid and binding obligations of each of PPD and MERGER SUB, enforceable against each in accordance with its terms. Each of the commitments contemplated by Section
5.19 hereof has been duly executed and delivered by each of the Principal Shareholders and constitutes the valid and binding obligation of each Principal Shareholder, enforceable against each in accordance with its terms. The Board of Directors of PPD has unanimously approved this Agreement and the transactions contemplated hereby. Except as set forth on Schedule 3.3, the execution and delivery of this Agreement by PPD and MERGER SUB does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under (i) any provision of the Articles of Incorporation or Bylaws of PPD or any of its subsidiaries, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to PPD or any of its subsidiaries (subject to receipt of the HSR Clearance prior to Closing) or their properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of item (ii) would not have had and would not reasonably be expected to have a Material Adverse Effect on PPD. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to PPD or any of its subsidiaries in connection with the execution and delivery of this Agreement by PPD and MERGER SUB or the consummation by each of PPD and MERGER SUB of the transactions contemplated hereby, except for (i) the filing of the Articles of Merger as provided in Section 1.2, (ii) the filing with the SEC and NASD of the Registration Statement, (iii) the filing of a Form 8-K with the SEC and NASD within 15 days after the Closing Date, (iv) any filings as may be required under applicable state securities laws and the securities laws of any foreign country,
(v) the filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares and the filing of a Form 10-C with the SEC, in each case with respect to the shares of PPD Common Stock issuable upon conversion of the APBI Common Stock in the Merger and upon exercise of the options, subscriptions or other awards, as the case may be, under the APBI Stock Plans and the APBI ESPP to be assumed by PPD, (vi) the receipt of the HSR Clearance, and (vii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on PPD and would not prevent or materially alter or delay any of the transactions contemplated by this Agreement.

     3.4 SEC Documents; Financial Statements. PPD has furnished or will furnish upon request to APBI a true and complete copy of each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement, and other filings filed with the SEC by PPD and, prior to the Effective Time, PPD will have furnished APBI with true and complete copies of any additional documents filed with the SEC by PPD prior to the Effective Time (collectively, the "PPD SEC Documents"). In addition, PPD has made available to APBI all exhibits to the PPD SEC Documents filed prior to the date hereof, and will promptly make available to APBI all exhibits to any additional PPD SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the PPD SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those which have expired or have been terminated in accordance with their terms, and neither PPD nor any of its subsidiaries is in material default under such contracts except where such default would not have a Material Adverse Effect on PPD. As of their respective filing dates, the PPD SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the PPD SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed PPD SEC Document. The consolidated financial statements of PPD for the years ended December 31, 1993, December 31, 1994, and December 31, 1995, including the notes thereto and the financial statements, included in the PPD SEC Documents (the "PPD Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Qs, as permitted by Form 10-Q of the SEC). The PPD Financial Statements fairly present the consolidated financial condition and operating results of PPD and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments). There has been no change in PPD accounting policies except as described in the notes to the PPD Financial Statements.

     3.5 Absence of Certain Changes. Since March 31, 1996 (the "PPD Balance Sheet Date") through the date hereof, except as disclosed on Schedule 3.5 or as disclosed in any PPD SEC Document filed since March 31, 1996 and prior to the date of this Agreement, each of PPD and its subsidiaries has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in a Material Adverse Effect on PPD; (ii) any acquisition, sale or transfer of any material asset of PPD or any of its subsidiaries other than in the ordinary course of business and consistent with past practice; (iii) any change in accounting methods or practices (including any change in revenue recognition, depreciation or amortization policies or rates) by PPD or any of its subsidiaries or any revaluation by PPD or any of its subsidiaries of any of its assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of PPD, or any direct or indirect redemption, purchase or other acquisition by PPD of any of its shares of capital stock; (v) any material contract entered into by PPD or any of its subsidiaries, other than in the ordinary course of business and as provided to APBI, or any material amendment or termination of, or default under, any material contract to which PPD or any of its subsidiaries is a party or by which it is bound except where such termination or default would not have a Material Adverse Effect on PPD; (vi) to PPD's knowledge, any action by PPD or any affiliate of PPD which might, based on the advice of PPD's outside accountants, reasonably be expected to preclude the ability of PPD to account for the business combination to be effected by the Merger as a "pooling of interests" under generally accepted accounting principles (except for actions which to PPD's knowledge may be cured, rescinded or otherwise remedied so as to account for the Merger as a "pooling of interests"); (vii) any (A) grant of any severance or termination pay to any director, officer or employee of PPD or any of its subsidiaries, (B) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of PPD or any such subsidiary, (C) any increase in benefits payable under any existing severance or termination pay policies or employment agreements, or (D) any increase in compensation, bonus or other benefits payable to directors, officers or employees of PPD or any such subsidiary, in each case other than in the ordinary course of business consistent with past practice; or (ix) any negotiation or agreement by PPD or any of its subsidiaries to do any of the things described in the preceding clauses (i) through (viii) (other than negotiations with APBI and its representatives regarding the transactions contemplated by this Agreement).

     3.6 Absence of Undisclosed Liabilities. Except as disclosed elsewhere in this Agreement or the Schedules attached hereto, as of the date hereof PPD has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet included in PPD's Quarterly Report on Form 10-Q for the period ended March 31, 1996 (the "PPD Balance Sheet"); (ii) those incurred in the ordinary course of business and not required to be set forth in the PPD Balance Sheet under generally accepted accounting principles; (iii) those incurred in the ordinary course of business since the PPD Balance Sheet Date and consistent with past practice; (iv) those which would not have a Material Effect on PPD; and (v) those incurred in connection with the execution of this Agreement and the transactions contemplated hereby.

     3.7 Permits and Licenses. Each of PPD and its subsidiaries is now the holder of all material licenses, franchises, ordinances, authorizations, permits, and certificates, domestic or foreign (collectively, the "PPD Licenses"), necessary to enable it to continue to conduct its business in all material respects as presently conducted, except where the failure to have such PPD Licenses, individually or in the aggregate, would not have a Material Adverse Effect on PPD. All of PPD Licenses are in full force and effect. PPD has no reason to believe that any Governmental Entity having jurisdiction will revoke, cancel, rescind, refuse to renew in the ordinary course, or modify any of PPD Licenses. There is not now pending, or, to the knowledge of PPD, threatened any investigation before any Governmental Entity which, either individually or in the aggregate, would have a Material Adverse Effect on PPD. Except as set forth on Schedule 3.7, each of PPD and its subsidiaries has conducted its business so as to comply with all applicable laws, regulations, ordinances, and codes, domestic and foreign, including, without limitation, laws, regulations, ordinances, and codes relating to the protection of the environment, the failure to comply with which could reasonably be expected to have a Material Adverse Effect on PPD.

     3.8 Properties and Contracts. (a) PPD owns, or is licensed to use, or leases, all material property and assets, real and personal, tangible and intangible, used in or necessary for the conduct of its business as currently conducted, except in those cases where the failure so to own, license or lease would not have a Material Adverse Effect on PPD and except as this subsection
(a) may relate to PPD Intellectual Property which is addressed exclusively by
Section 3.10 below.

     (b) To the knowledge of PPD, except as set forth on Schedule 3.8(b), all of the material clinical contracts of PPD are presently valid and existing and in full force and effect, and there is no material violation or default or claim of violation or default by any party thereto and no condition or event has occurred which with notice or lapse of time or both would constitute a violation or default thereunder, except for any such failure to be valid and existing and in full force and effect, or any such violation, default, or claim, which would not have a Material Adverse Effect on PPD. PPD has performed and continues to perform substantial work on clinical development studies upon execution of a letter of intent with a study sponsor and, on very limited occasions and with the consent of PPD's Chief Executive Officer, PPD performs work on clinical development studies without a written contract or a letter of intent, provided that, to the knowledge of PPD, the failure to perform services pursuant to written contracts or letters of intent has not and will not have a Material Adverse Effect on PPD.

     3.9 Litigation. Included in Schedule 3.9 is a listing of all actions, suits, proceedings, claims or investigations pending or, to the knowledge of PPD, threatened against PPD or any of its subsidiaries which involve amounts in dispute in excess of $50,000. Except as set forth on Schedule 3.9, as of the date hereof there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of PPD, threatened against PPD or any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on PPD or that arise out of or in any way relate to this Agreement, the Merger or any of the transactions contemplated hereby. From the date of this Agreement until the Effective Time, PPD shall promptly advise APBI of any such action, suit, proceeding, claim, arbitration or investigation that is commenced, or, to the knowledge of PPD, threatened against PPD or any of its subsidiaries. There is no judgment, decree or order against PPD or any of its subsidiaries or, to the knowledge of PPD, any of their respective directors or officers (in their capacities as such) that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement or that could reasonably be expected to have a Material Adverse Effect on PPD.

     3.10 Trademarks and Copyrights. PPD and its subsidiaries own or possess adequate licenses or other valid rights to use all material trademarks, trademark rights, trade names, trade name rights, copyrights, service marks, trade secrets, applications for trademarks and for service marks, know-how and other proprietary rights and information used or held for use in connection with the business of PPD and its subsidiaries as currently conducted and to the knowledge of PPD there is no assertion or claim challenging the validity of any of the foregoing which, individually or in the aggregate, would have a Material Adverse Effect on PPD. The conduct of the business of PPD and its subsidiaries as currently conducted does not conflict in any way with any license, trademark, trademark right, trade name, trade name right, service mark or copyright of any third party that, individually or in the aggregate, would have a Material Adverse Effect on PPD.

     3.11 Environmental Matters. Except as set forth on Schedule 3.11, to the knowledge of PPD, each of PPD and its subsidiaries is and at all times has been in compliance with all foreign, federal, state and local laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or hazardous or toxic materials or waste, except to the extent noncompliance with such laws has not had and could not reasonably be expected to have a Material Adverse Effect on PPD.

     3.12 Taxes. PPD and each of its subsidiaries, and any consolidated, combined or unitary group for Tax purposes of which PPD or any of its subsidiaries is or has been a member have timely filed all Tax Returns required to be filed by them and have paid all Taxes shown thereon to be due except for such Tax Returns the failure of which to file timely would not have a Material Adverse Effect on PPD. The PPD Financial Statements (i) fully accrue all actual and contingent liabilities for Taxes with respect to all periods through December 31, 1995 and, to the knowledge of PPD, PPD and each of its subsidiaries have not and will not incur any Tax liability in excess of the amount reflected on the PPD Financial Statements with respect to such periods, and (ii) properly accrue in accordance with generally accepted accounting principles all liabilities for Taxes payable after December 31, 1995 with respect to all transactions and events occurring on or prior to such date except where the failure to so accrue would not have a Material Adverse Effect on PPD. No material Tax liability since December 31, 1995 has been incurred by PPD or its subsidiaries other than in the ordinary course of business and adequate provision has been made in the PPD Financial Statements for all Taxes since that date in accordance with generally accepted accounting principles on at least a quarterly basis. PPD and each of its subsidiaries have withheld and paid or will timely pay to the applicable Tax Authority all amounts required to be withheld. No notice of deficiency or similar document of any Tax Authority has been received by either PPD or any of its subsidiaries, and there are no liabilities for Taxes with respect to the issues that have been raised (and are currently pending) by any Tax Authority that could, if determined adversely to PPD, have a Material Adverse Effect on PPD. Except as set forth on Schedule 3.12, there is
(i) no material claim for Taxes that is a lien against the property of PPD or any of its subsidiaries other than liens for Taxes not yet due and payable, (ii) no notification received by PPD of any audit of any Tax Return of PPD or any of its subsidiaries being conducted pending or threatened by a Tax Authority, (iii) no extension or waiver of the statute of limitations on the assessment of any Taxes granted by PPD or any of its subsidiaries and currently in effect, and
(iv) no agreement, contract or arrangement to which PPD or any of its subsidiaries is a party that may result in the payment of any material amount that would not be deductible by reason of Sections 280G or 404 of the Code. PPD will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Sections 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger. Except as set forth on Schedule 3.12, neither PPD nor any of its subsidiaries is a party to any tax sharing or tax allocation agreement nor does PPD or any of its subsidiaries owe any amount under any such agreement. PPD and each of its subsidiaries are in fiat compliance with all terms and conditions of any Tax exemptions or other Tax-sparing agreement or order of a foreign government applicable to them and the consummation of the Merger shall not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions or other Tax-sparing agreement or order.

     3.13 Employee Benefit Plans.

          (a) Schedule 3.13 lists, with respect to PPD, any subsidiary of PPD and any ERISA Affiliate, (i) all material employee benefit plans (as defined in Section 3(3) of ERISA), (ii) each loan to a non-officer employee in excess of $10,000, loans to officers and directors and any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs or arrangements, (iii) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, schemes, programs or arrangements, (iv) other fringe or employee benefit plans, programs or arrangements that apply to senior management of PPD or any of its subsidiaries and that do not generally apply to all employees, and (v) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of PPD or any of its subsidiaries of greater than $50,000 remain for the benefit of, or relating to, any present or former employee, consultant or director of PPD

     (together, the "PPD Employee Plans"). Schedule 3.13 lists all of such PPD Employee Plans, domestic and foreign.

          (b) Except as set forth in Schedule 3.13 and except as would not, individually or in the aggregate, have a Material Adverse Effect on PPD:
     (i) each PPD Employee Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (the "IRS") that it is so qualified and nothing has occurred since the date of the letter that could reasonably be expected to affect the qualified status of such PPD Employee Plan; and (ii) each PPD Employee Plan has been operated in all material respects in accordance with its terms and the requirements of applicable (foreign and domestic) law. No PPD Employee Plan currently is covered by Title IV of ERISA and neither PPD nor any PPD subsidiary is a party to or has made any contribution to or otherwise incurred any obligation under any "multi employer" plan as defined in Section 3(37) of ERISA.

          (c) With respect to each PPD Employee Plan, PPD and its United States subsidiaries have complied with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and the proposed regulations thereunder and (ii) the applicable requirements of the Family Leave Act of 1993 and the regulations thereunder, except to the extent that such failure to comply would not, in the aggregate, have a Material Adverse Effect on PPD. With respect to any of the PPD Employee Plans formed under and/or governed by the substantive laws of any foreign jurisdiction, each of such plans has been at all times, is and will be at the Effective Time in compliance in all material respects with (i) all applicable foreign laws, rules, regulations, orders and mandates of any Governmental Entity having power to regulate such plans, and (ii) all of the terms, restrictions and conditions of the plan documents except to the extent that such failure to comply would not have a Material Adverse Effect on PPD.

          (d) There has been no amendment to, written interpretation or announcement (whether or not written) by PPD, any PPD subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any PPD Employee Plan which would materially increase the expense of maintaining such Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in PPD's Financial Statements.

     3.14 Representations Complete. To the knowledge of PPD as of the date hereof, none of the representations or warranties made by PPD herein or in any Schedule or Exhibit hereto, or certificate furnished by PPD pursuant to this Agreement, or the PPD SEC Documents or any written statement furnished to PPD by APBI pursuant hereto or in connection with the transactions contemplated hereby, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material act necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading except to the extent that such untrue statement or omission wold not have a Material Adverse Effect on PPD; provided, however, that it is understood that the financial projections delivered by PPD represent only PPD's best estimate under the circumstances of what it reasonably believes (although PPD has no knowledge and it is not aware of any fact or information that would lead it to believe that such projections are misleading in any material respect) and are based upon assumptions that PPD believes were reasonable as of the time such projections were made. PPD does not make any other representation or warranty regarding such projections or PPD's possible or anticipated operating performance other than as set forth in this
Section 3.14.

     3.15 Certain Agreements Affected by the Merger.  Except as set forth on
Schedule 3.15, neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of PPD or any of its subsidiaries, (ii) materially increase any benefits otherwise payable by PPD, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

     3.16 Brokers' and Finders' Fees. Except for the fees of Furman Selz, (the "PPD Financial Advisor") described in the engagement letter previously delivered to APBI, PPD has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     3.17 Opinion of PPD Financial Advisor. PPD has received the opinion of the PPD Financial Advisor to the effect that, as of the date hereof, the consideration to be paid to the security holders of APBI pursuant to this Agreement is fair, from a financial point of view, to PPD.

     3.18 Action by Board of Directors. The Board of Directors of PPD has unanimously approved the merger and the execution of this Agreement.

     3.19 Related Party Contracts. Except as set forth in the PPD SEC Documents or described elsewhere in this Agreement, PPD has no contracts, commitments, arrangements or understandings with any of the following (collectively, "Related Persons"): (i) the Principal Shareholders (hereinafter defined); (ii) the spouses, children and other lineal descendants of any of the Principal Shareholders; or (iii) any corporation, partnership, joint venture or other entity owned or controlled by any of the Principal Shareholders.

     3.20 Registration Statement; Proxy Statement/Prospectus. The written information supplied by PPD and MERGER SUB expressly for the purpose of inclusion in the Registration Statement shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The written information supplied by PPD expressly for the purpose of inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to PPD's stockholders, at the time of the PPD Stockholders Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which it is made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the PPD Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by PPD or MERGER SUB which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, PPD or MERGER SUB will promptly inform APBI. Notwithstanding the foregoing, PPD and MERGER SUB make no representation, warranty or covenant with respect to any information supplied by APBI which is contained in any of the foregoing documents.

                                   ARTICLE 4

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business of APBI and PPD. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, each of APBI and PPD agrees (except to the extent expressly contemplated by or disclosed elsewhere in this Agreement or in any Schedule hereto or as consented to in writing by the other) to carry on its and its subsidiaries' business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted; to pay and to cause its subsidiaries to pay debts and taxes when due subject to good faith disputes over such debts or taxes; to use all reasonable efforts consistent with past practice and policies to preserve intact its and its subsidiaries' present business organizations; to use its reasonable efforts consistent with past practice to keep available the services of its and its subsidiaries' present officers and key employees; and to use its reasonable efforts consistent with past practice to preserve its and its subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its subsidiaries, to the end that its and its subsidiaries' goodwill and ongoing businesses shall be unimpaired at the Effective Time. Each of APBI and PPD agrees to promptly notify the other of any event or occurrence not in the ordinary course of its or its subsidiaries' business, and of any event which could have a Material Adverse Effect on APBI or PPD, as the case may be. Without limiting the foregoing, and except as expressly contemplated by or disclosed elsewhere in this Agreement, Schedule 4.1 or any other Schedule attached hereto or as otherwise set forth below, from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time neither APBI nor PPD shall do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of the other (which consent shall not be unreasonably withheld):

          (a) Charter Documents. Cause or permit any amendments to its Articles of Incorporation or Bylaws or other similar organizational document;

          (b) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions (including subscription rights under the APBI ESPP), rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of its Common Stock pursuant to the exercise of stock options, warrants or other rights therefor outstanding as of the date of this Agreement; provided, however, that PPD may, in the ordinary course of business consistent with past practice, grant options for the purchase of PPD Common Stock under the PPD Stock Plans not to exceed 250,000 shares and APBI may, in the ordinary course of business consistent with past practice, grant options for the purchase of APBI Common Stock under the APBI Stock Plans with the consent of PPD, which consent will not be unreasonably withheld and grant options for the purchase of APBI Common Stock in connection with the Environ Special Deferred Compensation Plan not to exceed 250,000 shares;

          (c) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock; provided, however, that the foregoing restriction shall apply only to APBI and PPD but not their subsidiaries;

          (d) Stock Option Plans, Etc. Accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock option agreements or stock plans or authorize cash payments in exchange for any options or other rights granted under any of such agreements or plans, except as may be required by the terms of such agreements or plans or any related agreements then in effect, except as may be required in connection with the treatment of this transaction as a pooling of interests and except as disclosed in any of the APBI Schedules;

          (e) Pooling. Take any actions which, to the knowledge of APBI or PPD, would interfere with PPD's ability to account for the Merger as a pooling of interests;

          (f) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole, except in the ordinary course of business consistent with past practice;

          (g) Lawsuits. Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with the other party prior to the filing of such a suit, or (iii) for a breach of this Agreement;

          (h) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole;

          (i) Taxes. Other than in the ordinary course of business, make or change any material election in respect of Taxes, except where such change or election would not have a Material Adverse Effect on such party, adopt or change any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

          (j) Revaluation. Revalue in any material respect any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; or

          (k) Material Contracts. Enter into any material contract or commitment, or violate, amend or otherwise modify or waive any of the material terms of any of its material contracts, other than in the ordinary course of business consistent with past practice;

          (l) Intellectual Property. Transfer to any person or entity any rights to its Intellectual Property other than in the ordinary course of business consistent with past practice;

          (m) Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products, services or technology;

          (n) Indebtedness. Except as related to acquisitions by PPD of the type described in Section 4.1(h), incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, other than in the ordinary course of business consistent with past practice;

          (o) Leases. Enter into any operating lease other than in the ordinary course of business consistent with past practice;

          (p) Payment of Obligations. Pay, discharge or satisfy in an amount in excess of $100,000 in any one case or $250,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the APBI or PPD Financial Statements;

          (q) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements except in the ordinary course of business consistent with past practice;

          (r) Insurance. Materially reduce the amount of any material insurance coverage provided by existing insurance policies;

          (s) Employee Benefit Plans; New Hires; Pay Increases. (A) Adopt or amend any employee benefit or stock purchase or option plan, and (B) in the case of APBI, accept any new or additional subscriptions under the APBI ESPP, or hire any new director level or officer level employee (except that it may hire a replacement for any current director level or officer level employee if it first provides the other party advance notice regarding such hiring decision), pay any special bonus or special remuneration to any employee or director not otherwise reserved for in such party's financial statements, or increase the salaries or wage rates of its employees, except in the ordinary course of business and consistent with past practices;

          (t) Severance Arrangements.  Grant any severance or termination pay
     (i) to any director or officer or (ii) to any other employee except (A) payments made pursuant to standard written agreements outstanding on the date hereof or (B) grants which are made in the ordinary course of business in accordance with its standard past practice;

          (u) Registration Agreement. Enter into or amend any registration or similar agreements;

          (v) Other. Take or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through (u) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect so as to cause a Material Adverse Effect on such party or prevent it from performing or cause it not to perform its covenants hereunder.

     4.2 Notices. APBI, in consultation with PPD, shall give all notices and other information, if any, required to be given to the employees of APBI, under applicable law, both domestic and foreign, in connection with the transactions provided for in this Agreement.

     4.3 No Solicitations. From the date hereof until the Effective Time or until this Agreement is terminated or abandoned as provided in Article 7, APBI shall not directly or indirectly solicit or initiate discussions concerning or, subject to any action taken by or upon the authority of the Board of Directors of APBI in the exercise of its good faith judgment as to its fiduciary duties to shareholders of APBI based upon the advice of counsel, enter into negotiations with, or furnish any information which is not publicly available to, any corporation, partnership, person or other entity or group concerning, any proposal for a merger, sale of substantial assets, sale of shares of stock or securities or other takeover or business combination transaction (an "Acquisition Proposal") involving APBI or any subsidiary of APBI, and APBI will instruct its respective officers, directors, advisors, or other financial or legal representatives or consultants not to take any action contrary to the foregoing provisions of this sentence. APBI represents and warrants to PPD that it has terminated all discussions with third parties regarding Acquisition Proposals.

                                   ARTICLE 5

                             ADDITIONAL AGREEMENTS

     5.1 Proxy Statement/Prospectus; Registration Statement. As promptly as practicable after the execution of this Agreement, APBI and PPD shall prepare and file with the SEC preliminary proxy materials relating to the approval of the Merger and the transactions contemplated hereby by the stockholders of APBI and PPD and, as promptly as practicable following receipt of SEC comments thereon, PPD shall file with the SEC a Registration Statement on Form S-4 (or such other or successor form as shall be appropriate), which complies in form with applicable SEC requirements and shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable; provided, however, that PPD shall have no obligation to agree (and shall not so agree without APBI's written consent) to account for the Merger as a "purchase" in order to cause the Registration Statement to become effective. The Proxy Statement shall include the recommendation of the Board of Directors of each of APBI and PPD in favor of the Merger; provided that such recommendation may not be included or may be withdrawn if previously included if such action is determined to be necessary by APBI's Board of Directors consistent with the Board of Directors' fiduciary duties under applicable law. Furthermore, (i) the Board of Directors of PPD shall put forward an additional proposal in the Proxy Statement to increase the number of shares reserved for issuance under the PPD Equity Compensation Plan so as to provide for a minimum of 1,500,000 shares and to increase the number of shares reserved for issuance under the PPD Stock Option Plan for Non-Employee Directors so as to provide for a minimum of 100,000 shares, and may increase such amounts if they shall determine it to be appropriate with APBI's consent (which shall not be unreasonably withheld); (ii) the Board of Directors of PPD shall include a proposal in the Proxy Statement to be submitted to a vote of the PPD Shareholders to amend its Articles of Incorporation to increase the number of authorized shares to One Hundred Million (100,000,000), consisting of Ninety-Five Million (95,000,000) shares of PPD Common Stock and Five Million (5,000,000) shares of Preferred Stock; (iii) the Board of Directors of PPD shall include a proposal in the Proxy Statement, such proposal to be in a form reasonably acceptable to APBI, to amend PPD's Bylaws to eliminate staggered terms for PPD's Board of Directors; and (iv) the Board of Directors of PPD shall include in the Proxy Statement a proposal to increase the number of PPD directors from eight directors to nine directors consistent with the provisions of Section 6.1(g) hereof.

     5.2 Meeting of Stockholders. (a) APBI shall promptly after the date hereof take all reasonable action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the APBI Stockholders Meeting on or prior to August 31, 1996 or as soon thereafter as is practicable and in any event on the date within 40 days of the date on which the Registration Statement shall be declared effective by the SEC, unless otherwise mutually agreed by the parties hereto. Subject to the fiduciary duties of its Board of Directors under applicable law as advised by outside counsel, APBI shall use its reasonable efforts to solicit from stockholders of APBI proxies in favor of the Merger, shall take all other action necessary or advisable to

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

secure the vote or consent of stockholders required to effect the Merger and shall not postpone or adjourn (other than for the absence of a quorum) the APBI Stockholders Meeting without the consent of PPD.

     (b) PPD shall promptly after the date hereof take all action necessary in accordance with North Carolina Law and its Articles of Incorporation and Bylaws to convene the PPD Stockholders Meeting on or prior to August 31, 1996 or as soon thereafter as is practicable and in any event on the date within 40 days of the date on which the Registration Statement shall be declared effective by the SEC, unless otherwise mutually agreed by the parties hereto. PPD shall consult with APBI and use all reasonable efforts to hold the PPD Stockholders Meeting on the same day as the APBI Stockholders Meeting and shall not postpone or adjourn the PPD Stockholders meeting without the consent of APBI. PPD shall use its best efforts to solicit from stockholders of PPD proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of stockholders to effect the Merger.

     5.3 Access to Information. (a) APBI shall afford PPD and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of APBI's and its subsidiaries' properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of APBI and its subsidiaries as PPD may reasonably request. APBI agrees to provide to PPD and its accountants, counsel and other representatives copies of internal financial statements promptly upon request. PPD shall afford APBI and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of PPD's and its subsidiaries' properties, books, contracts, commitments and records, and
(ii) all other information concerning the business, properties and personnel of PPD and its subsidiaries as APBI may reasonably request. PPD agrees to provide to APBI and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

     (b) Subject to compliance with applicable law, from the date hereof until the Effective Time, each of PPD and APBI shall confer on a regular and frequent basis with one or more representatives of the other party to report material operational matters and the general status of ongoing operations.

     (c) No information or knowledge obtained in any investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     5.4 Confidentiality. The parties acknowledge that PPD and APBI have previously executed a non-disclosure agreement dated March 11, 1996 (the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

     5.5 Public Disclosure. Unless otherwise permitted by this Agreement, PPD and APBI shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange or with the NASD.

     5.6 Consents; Cooperation. (a) Each of PPD and APBI shall promptly apply for or otherwise seek, and use its reasonable efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger, and shall use its reasonable efforts to obtain all necessary consents, waivers and approvals under any of its material contracts in connection with the Merger for the assignment thereof, if required. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any federal or state antitrust or fair trade law.

     (b) Each of PPD and APBI shall use all reasonable efforts to obtain the HSR Clearance and to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the Sherman Act, as amended, the Clayton Act, as amended, the

Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of PPD and APBI shall cooperate and use all reasonable efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an "Order"), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions, unless by mutual agreement PPD and APBI decide that litigation is not in their respective best interests. Notwithstanding the provisions of the immediately preceding sentence, it is expressly understood and agreed that neither PPD nor APBI shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any Order beyond January 1, 1997.

     (c) Notwithstanding anything to the contrary in subsection (a) or (b) above, (i) neither PPD nor any of it subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that could reasonably be expected to have a Material Adverse Effect on PPD or of PPD combined with the Surviving Corporation after the Effective Time or (ii) neither APBI nor its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that could reasonably be expected to have a Material Adverse Effect on APBI.

     5.7 Pooling Accounting. PPD and APBI shall each use its reasonable efforts to cause the business combination to be effected by the Merger to be accounted for as a pooling of interests and to take such action as may be reasonably necessary to permit such treatment. Each of PPD and APBI shall use its reasonable efforts to cause its "Affiliates" (as defined in Section 5.8) not to take any action that would adversely affect the ability of PPD to account for the business combination to be effected by the Merger as a pooling of interests.

     5.8 Affiliate Agreements.

          (a) Schedule 5.8(a) sets forth those persons who may be deemed "Affiliates" of APBI within the meaning of the SEC's rules relating to pooling of interests accounting. APBI shall provide PPD such information and documents as PPD shall reasonably request for purposes of reviewing such list. APBI shall, at least 30 days prior to the Effective Date, cause to be delivered to each person APBI believes to be an "Affiliate" of APBI a notice informing such persons of the restrictions on the transfer of APBI Common Stock resulting from the Merger being accounted for as a pooling of interests in accordance with generally accepted accounting principles and all published rules, regulations and policies of the SEC and shall take reasonable steps to prevent the disposition of the shares of APBI Common Stock owned by APBI Affiliates in violation of such restrictions. APBI shall use its reasonable efforts to deliver or cause to be delivered to PPD, as soon as practicable following the execution of this Agreement (and in each case prior to the Effective Time) from each of the Affiliates of APBI, an executed Affiliates Agreement in the form attached as Exhibit 5.8(a). PPD and MERGER SUB shall be entitled to place appropriate legends on the certificates evidencing any PPD Common Stock to be received by such Affiliates of APBI pursuant to the terms of this Agreement that have signed Affiliates Agreements, and to issue appropriate stop transfer instructions to the transfer agent for PPD Common Stock, consistent with the terms of such Affiliates Agreements.

          (b) Schedule 5.8(b) sets forth the persons who may be deemed "Affiliates" of PPD within the meaning of the SEC's rules relating to pooling of interests accounting. PPD has caused to be delivered to each person PPD believes to be an "Affiliate" of PPD a notice informing such persons of the restrictions on the transfer of PPD Common Stock resulting from the Merger being accounted for as a pooling of interests in accordance with generally accepted accounting principles and all published rules, regulations and policies of the SEC. Contemporaneous with the execution of this Agreement, each of the Affiliates has delivered to PPD and APBI an executed Affiliates Agreement in the form attached as Ex-hibit 5.8(b) hereto. PPD shall provide APBI such information and documents as APBI shall reasonably request for purposes of reviewing such list. PPD shall take reasonable steps to prevent the disposition of the shares of PPD Common Stock owned by PPD Affiliates in violation of such restrictions. PPD shall place appropriate legends on the certificates evidencing PPD Stock held by PPD Affiliates and shall issue stop transfer instructions to the transfer agent for PPD Stock consistent with the terms of such Affiliates Agreement.

     5.9 FIRPTA. APBI shall, prior to the Closing Date, provide PPD with a properly executed Foreign Investment and Real Property Tax Act of 1980 ("FIRPTA") Notification Letter, in form and substance reasonably satisfactory to PPD, which states that shares of capital stock of APBI do not constitute "United States real property interests" under Section 897(a) of the Code, for purposes of satisfying PPD's obligations under Treasury Regulation Section 1.1445-2(a)(3). In addition, simultaneously with delivery of such Notification Letter, APBI shall provide to PPD, as agent for APBI, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), which shall be in form and substance reasonably satisfactory to PPD, along with written authorization for PPD to deliver such notice form to the Internal Revenue Service on behalf of APBI upon the Closing of the Merger.

     5.10 Legal Requirements. Each of PPD, MERGER SUB and APBI will, and will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

     5.11 PPD Sky Laws. PPD shall promptly take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the PPD Common Stock in connection with the Merger. APBI shall use its reasonable efforts to assist PPD as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of PPD Common Stock in connection with the Merger.

     5.12 Employee Benefit Plans. At the Effective Time, the APBI Stock Program and each outstanding option to purchase shares of APBI Common Stock granted under the APBI Stock Program will be assumed by PPD. Schedule 5.12(a) hereto sets forth a true and complete list as of the date hereof of all holders of outstanding options under the APBI Stock Plans, including the number of shares of APBI Common Stock subject to each such option, the exercise or vesting schedule of each option granted on or after January 1, 1996, the exercise price per share, and the term of each option granted on or after January 1, 1996. On the Closing Date, APBI shall deliver to PPD an updated Schedule 5.12(a) hereto current as of such date.

          (a) Options. In the case of each unexpired Option granted under or outside of the APBI Stock Program prior to January 1, 1996, the holder, without respect to vesting dates, shall be entitled to receive from PPD an amount equal to the Option Spread on the Measurement Date for each share of APBI Common Stock covered by such option; provided, however, that with respect to each Out-of-the-Money Option, the holder shall be entitled to receive a substitute stock option as provided below. The Option Spread shall be payable in shares of PPD Common Stock valued on the basis of PPD's closing trading price on the day immediately preceding the Effective Date. In the case of each unexpired Option granted under or outside of the APBI Stock Program on or after January 1, 1996 and each Out-of-the-Money Option, the holder shall receive substituted options (each individual optionee to enter into a Substitute Option Agreement with PPD reflecting such substitute options in the form of Exhibit 1.7 hereto) to purchase PPD Common Stock under the PPD Equity Compensation Plan, such that optionees holding such options shall have the right, with respect to each such option representing the right to purchase one share of APBI Common Stock, to receive upon exercise of the substitute option a fractional number of shares of PPD Common Stock equal to the Exchange Ratio. Each substitute option shall be subject to the following terms and conditions:

             (i) the exercise price per share of each substitute option (with any fractional cent being rounded to the next higher full cent) shall be equal to (x) the exercise price per share at which APBI Common Stock was theretofore purchasable under the prior Option divided by (y) the Exchange Ratio;

             (ii) the substitute options shall have substantially the same restrictions, terms and conditions as the options for which they were substituted, including their characterization as "incentive stock options" within the meaning of Section 422(b) of the Code or non-qualified stock options, as the case may be; and

             (iii) it is intended that, to the extent possible, the substitute options shall comply with the provisions of Section 424(a) of the Code and the regulations and ruling promulgated thereunder.

          All shares of PPD Common Stock and the Substitute Option Agreements to be delivered under this Section 5.12 shall be distributed to the holders of the APBI Options as soon as practicable following the Effective Time (and in any event no later than 45 days after the Effective Time). PPD will take all corporate and other action necessary to reserve a sufficient number of shares of PPD Common Stock for issuance to the holder of APBI Options pursuant to this Section 5.12(a).

          (b) Restricted Stock Grants. At the Effective Time, each outstanding restricted stock grant or award with respect to APBI Common Stock not otherwise vested prior to the Effective Time shall vest and each holder of a restricted stock grant or award shall be entitled to receive the number of shares of PPD Common Stock equal to the number of shares of APBI Common Stock held by the recipient pursuant to the restricted stock grant or award multiplied by the Exchange Ratio. Schedule 5.12(b) hereto sets forth a true and complete list as of the date hereof of all holders of outstanding restricted stock grants or award under the APBI Stock Program, including the number of shares of APBI Common Stock subject to each such restricted stock grant or award. On the Closing Date, APBI shall deliver to PPD an updated Schedule 5.12(b) hereto current as of such date. All shares of PPD Common Stock to be delivered pursuant to this Section 5.12(b) shall be delivered to the holders of outstanding APBI restricted stock grants or awards as soon as practicable after the Effective Time (and in any event no later than 45 days after the Effective Time). PPD will take all corporate and other action necessary to reserve a sufficient number of shares of PPD Common Stock for issuance to the holders of such restricted stock grants or awards.

          (c) APBI Employee Stock Purchase Plan. The APBI ESPP and each outstanding subscription to purchase shares of APBI Common Stock thereunder (an "APBI Purchase Right") shall be assumed by PPD at the Effective Time of the Merger. Schedule 5.12(c) hereto sets forth a true and complete list as of the date hereof of all holders of outstanding APBI Purchase Rights, including the remaining number of shares of APBI Common Stock purchasable under each such right, the outstanding balance in each APBI ESPP participant's subscription account thereunder, the fair market value of APBI Common Stock on the date the APBI Purchase Right was granted, and the expiration date of such right. On the Closing Date, APBI shall deliver to PPD an updated Schedule 5.12(c) hereto current as of such date. The APBI Purchase Rights so assumed by PPD shall continue to be exercisable upon the same terms and conditions applicable to those rights immediately prior to the Effective Time in accordance with the terms of the APBI ESPP, except that each such assumed APBI Purchase Right will be exercisable for that number of whole shares of PPD Common Stock equal to the product of the number of shares of APBI Common Stock purchasable under the APBI Purchase Right immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the nearest whole number of shares of PPD Common Stock, and the purchase price payable per share of PPD Common Stock under the assumed right will be equal to eighty-five percent (85%) of the lower of (i) the fair market value per share of the APBI Common Stock on the date the APBI Purchase Right was granted, divided by the Exchange Ratio and rounded up to the nearest whole cent, or (ii) the fair market value per share of PPD Common Stock on the date such right is exercised. Within 45 days after the Effective Time, PPD will issue to each person who, immediately prior to the Effective Time, was a holder of an outstanding APBI Purchase Right, a document in form and substance reasonably satisfactory to APBI evidencing the foregoing assumption of such APBI Purchase Right by PPD.

          (d) APBI Director Plan Options. As of the Effective Time, the APBI Director Plan and each outstanding option to purchase shares of APBI Common Stock under the APBI Director Plan, whether vested or unvested, will be assumed by PPD. Schedule 5.12(d) hereto sets forth a true and complete list as of the date hereof of all holders of outstanding options under the APBI Director Plan, including the number of shares of APBI Common Stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such Option. On the Closing Date, APBI shall deliver to PPD an updated Schedule 5.12(d) hereto current as of such date. Each such option so assumed by PPD under this Agreement shall continue to have, and be subject to the same terms and conditions set forth in the APBI Director Plan immediately prior to the Effective Time, except that (i) such option will be exercisable for that number of whole shares of PPD Common Stock equal to the product of the number of shares of APBI Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the nearest whole number of shares of PPD Common Stock, and (ii) the per share exercise price for the shares of PPD Common Stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the exercise price per share of APBI Common Stock at which such option was exercisable immediately prior to the Effective time by the Exchange Ratio, rounded up to the nearest whole cent. Within 45 business days after the Effective Time, PPD will issue to each person who, immediately prior to the Effective Time was a holder of an outstanding option under the APBI Director Plan, a document in form and substance reasonably satisfactory to APBI evidencing the foregoing assumption of such option by PPD. PPD will take all corporate and other action necessary to reserve a sufficient number of shares of PPD Common Stock for issuance upon the exercise of the options assumed by PPD pursuant to this Section 5.12(d).

          (e) Compliance with Rule 16b-3. From and after the assumption by PPD of the APBI Stock Plans and the APBI ESPP, and the outstanding options and subscriptions thereunder, and, with regard to each such plan, until such time as none of the participants thereunder are subject to Section 16(b) of the Exchange Act, PPD shall take all steps necessary to ensure that any transaction under the APBI Stock Plans or the APBI ESPP by any such participant shall comply with Rule 16b-3 under the Exchange Act (to the extent such plans shall have complied with Rule 16b-3 prior to the Effective Time).

          (f) APBI Retirement Plan. At the Effective Time, the APBI U.S. Retirement Savings Plan will be assumed by PPD. Schedule 5.12(f) hereto sets forth a true and complete list as of March 31, 1996 of each participant in the APBI U.S. Retirement Savings Plan who has invested in APBI Common Stock under such plan and the number of shares of APBI Common Stock credited to such participant under the plan. On the Closing Date, APBI shall deliver to PPD an updated Schedule 5.12(f) hereto current as of the end of the last quarter. At the Effective Time, the shares of APBI Common Stock held under the terms of the APBI U.S. Retirement Savings Plan shall be exchanged for that number of whole shares of PPD Common Stock equal to the product of the number of shares of APBI Common Stock held by the APBI U.S. Retirement Savings Plan and the Exchange Ratio. All shares of PPD Common Stock issuable pursuant to this Section 5.12(f) shall be delivered to the trustee of the APBI U.S. Retirement Savings Plan as soon as practicable following the Effective Time (and in no event no later than 45 days after the Effective Time).

          (g) APBI EVA Plan. At the Effective Time, the APBI Economic Value Added Compensation Plan ("EVA Plan") shall be assumed by PPD and PPD has agreed to continue with such EVA Plan in effect through 1996. With respect to all APBI corporate officers and employees that are participants in the EVA Plan, as identified in Schedule 5.12(g) hereto, their bonuses shall be calculated on the basis of APBI's performance through the Effective Time. APBI may pay up to 90% of their bonuses on or prior to the Effective Time with the balance of their bonuses to be calculated and payable within 30 days of the Effective Time.

          (h) APBI Retention Plan. As soon as practicable following the date hereof, APBI shall adopt a retention plan for certain corporate officers and employees of APBI (the "APBI Retention Plan"). The APBI Retention Plan shall be limited to those individuals identified on Schedule 5.12(h) and shall be based on the terms specified in Schedule 5.12(h). At the Effective Time, the APBI Retention Plan shall be assumed by PPD and PPD has agreed to continue such plan in accordance with its terms through June 30, 1997. During this period, PPD shall not amend or reduce the severance or bonus benefits otherwise available to any participant under the Retention Plan.

          (i) Welfare Benefits. Except as otherwise provided in Section 5.12(g) or (h) above, following the Effective Time, PPD shall provide or cause to be provided health, life, disability and severance pay benefits and participation in bonus, savings, incentive and retirement plans of PPD to the employees of APBI and its subsidiaries which, in the aggregate, are no less favorable to the employees of APBI and its subsidiaries than those provided to PPD's employees as in effect on May 1, 1996. Nothing in this Agreement shall prevent or prohibit PPD from terminating or modifying any of the APBI Employee Benefit Plans pursuant to the terms of such plans. PPD shall grant to such employees after the Effective Time credit for all service with APBI and its subsidiaries (or their predecessors to the extent credit has been provided by APBI) with respect to all benefit arrangements maintained by such entities. PPD shall continue to honor the terms of all agreements (including, but not limited to, employment, consulting, and severance agreements) between APBI and any of its subsidiaries and any employee or employees which relate to employment, compensation or benefits; provided, however, that nothing contained herein shall be construed to require the continued employment of any specific employee.

          (j) Integration Planning. PPD and APBI agree to appoint representatives who, in the period following the execution of this Agreement, will meet and in good faith negotiate to reach agreement prior to the Effective Date with respect to the manner in which the APBI employee benefit plans will be integrated with the PPD employee benefit plans.

          (k) Withholding Related to Options. APBI and PPD shall use reasonable efforts to arrange with one or more brokers for holders of outstanding options to issue irrevocable instructions to the Exchange Agent to deliver directly to the designated broker the shares of PPD Common Stock to which the holder is entitled to receive as a result of the Merger and irrevocable instructions to such broker to sell a sufficient number of shares of PPD Common Stock to satisfy the withholding obligations of the holder and to deliver the proceeds directly to PPD.

     5.13 Letter of PPD's and APBI's Accountants. (a) PPD shall use all reasonable efforts to cause to be delivered to APBI a letter of Coopers & Lybrand, LLP, PPD's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to APBI, in form reasonably satisfactory to APBI and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     (b) APBI shall use all reasonable efforts to cause to be delivered to PPD a letter of Arthur Andersen, LLP, APBI's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to PPD, in form reasonably satisfactory to PPD and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     5.14 Form S-8. PPD agrees to file with the SEC, no later than five days after the Closing, a registration statement on Form S-8 covering the shares of PPD Common Stock issuable pursuant to (i) outstanding options under the APBI Stock Plans assumed by PPD, (ii) outstanding APBI Purchase Rights under the APBI ESPP assumed by PPD; and (iii) outstanding options under the APBI Stock Plans or outside the APBI Stock Plans which are exchanged for shares of PPD Common Stock pursuant to Section 5.12 hereof (to the extent not otherwise registered under the Registration Statement). PPD shall keep such registration statement effective for so long as it may be required so that holders of options that have or will receive shares of PPD Common Stock may resell such shares without further registration under the Securities Act. PPD shall use its

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best efforts to have such registration statement comply with state securities or
Blue Sky laws. APBI shall cooperate with and assist PPD in the preparation of such registration statement.

     5.15 Listing of Additional Shares; Form 10-C. Prior to the Effective Time, PPD shall file with the Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the shares referred to in Section 6.1(f). PPD shall file with the SEC a Form 10-C, in the time and manner specified in such form, reporting the increase in the number of outstanding shares of PPD Common Stock as a result of the Merger.

     5.16 Pooling Letters. (a) APBI shall use all reasonable efforts to cause to be delivered to APBI and Coopers & Lybrand, LLP a preliminary letter of Arthur Andersen, LLP as soon as practicable following the execution of this Agreement to the effect that APBI is a corporation eligible to be a party to a transaction seeking pooling of interests accounting treatment. Such letter shall be in a form reasonably satisfactory to PPD and APBI and shall be customary in scope and substance for letters delivered by independent public accountants in connection with transactions of this type. APBI shall also use all reasonable efforts to cause Arthur Andersen, LLP to deliver to APBI and Coopers & Lybrand, LLP a final copy of such letter dated the Effective Date.

     (b) PPD shall use all reasonable efforts to cause to be delivered to PPD and Arthur Andersen, LLP a preliminary letter of Coopers & Lybrand, LLP as soon as practicable following the execution of this Agreement to the effect that, assuming APBI is a corporation eligible to be a party to a transaction seeking pooling of interests accounting treatment, the Merger will qualify for pooling of interests accounting treatment if consummated in accordance with this Agreement. Such letter shall be in a form reasonably satisfactory to APBI and PPD and shall be customary in scope and substance for letters delivered by independent public accountants in connection with transactions of this type. PPD shall also use all reasonable efforts to cause Coopers & Lybrand, LLP to deliver to PPD and Arthur Andersen, LLP a final copy of such letter dated the Effective Date.

     5.17 Reasonable Efforts and Further Assurances. Each of the parties to this Agreement shall use its reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

     5.18 Notification of Certain Matters. APBI shall give prompt notice to PPD, and PPD shall give prompt notice to APBI, of (i) the occurrence, or non-occurrence, of any event, the occurrence or non-occurrence of which would be likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time and (ii) any failure of APBI, PPD or MERGER SUB, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.18 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     5.19 Principal Shareholders. Each of the Principal Share-holders (as hereinafter defined) of PPD contemporaneous with the execution of this Agreement has executed and delivered to APBI a binding commitment in favor of APBI to vote their respective shares of PPD Common Stock at the PPD Stockholder Meeting in favor of the Merger and the issuance of shares of PPD Common Stock in connection therewith and all other matters contemplated herein; provided, however, that nothing in this Agreement shall prevent PPD from exercising its right to terminate this Agreement at any time prior to the Effective Time to the extent it otherwise has a right to do so under Article 7 hereof. For purposes hereof, the "Principal Shareholders" of PPD are defined as Fredric N. Eshelman, John A. McNeill, Jr., Ronald B. McNeill and Ernest Mario.

     5.20 Tax Treatment. Each of PPD and APBI will use its reasonable efforts to cause the Merger to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Code.

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

     5.21 Indemnification. The Surviving Corporation and PPD for a period of six years after the Effective Time, shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer, director or employee of APBI or any of its subsidiaries (the "Indemnified Parties") in respect of acts or omissions occurring on or prior to the Effective Time to the fullest extent provided under APBI's Certificate of Incorporation and Bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. For a period of three years after the Effective Time, the Surviving Corporation shall pay for and maintain in effect $10,000,000 of directors' and officers' "tail" liability insurance coverage with respect to claims arising from facts or events which occurred on or before the Effective Time, such insurance policy to provide substantially the same coverage as APBI's current policy, in a form reasonably acceptable to APBI. Without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter relating to this Agreement or the transactions contemplated hereby occurring on or prior to the Effective Time, the Surviving Corporation or PPD shall pay as incurred such Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. The provisions of this Section 5.21 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives.

     5.22 PPD Vote. PPD, as the sole stockholder of Merger Sub, hereby agrees to vote for the Merger and all other actions contemplated herein.

     5.23 Filing of Form 8-K. As soon as practicable following the first complete month of combined operations of PPD and APBI (and in any event within 30 days of such month end) PPD shall file a Form 8-K with the SEC with the combined results of operations in such form as to satisfy all requirements of Accounting Series Release No. 130.

     5.24 Board and Committee Representation. PPD covenants and agrees to take all necessary actions so as to comply with the provisions of Section 6.1(g) hereof to the extent consistent with the fiduciary duties of PPD's Board of Directors. Any PPD covenants contained herein which by their terms are to be performed subsequent to the Effective Time, including but not limited to this
Section 5.24, are intended for the benefit of APBI and its shareholders and without in any way limiting the foregoing are enforceable by any of the APBI Board Representatives (as herein defined).

                                   ARTICLE 6

                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

          (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by (i) the holders of APBI Common Stock representing a majority of the outstanding stock entitled to vote on such matters at the APBI Stockholders Meeting at which a quorum is present in person or by proxy, (ii) the holders of shares of PPD Common Stock representing a majority of the total votes cast on such matters at the PPD Stockholders Meeting at which a quorum is present in person or by proxy, and (iii) PPD as the sole stockholder of MERGER SUB.

          (b) Registration Statement Effective; Blue Sky Laws. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or to the knowledge of PPD or APBI threatened by the SEC. All necessary state securities and Blue Sky permits, approvals and exemption orders required in connection with the transactions contemplated by this Agreement shall have been obtained.

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

          (c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal; and no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting PPD's conduct or operation of the business of APBI and its subsidiaries, following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending. In the event an injunction or other order shall have been issued, each party agrees to use its reasonable diligent efforts to have such injunction or other order lifted.

          (d) Governmental Approval. PPD and APBI shall have obtained the HSR Clearance, and PPD, APBI and MERGER SUB and their respective subsidiaries shall have timely obtained from each Governmental Entity all other approvals, waivers, authorizations and consents, necessary for consummation of or in connection with the Merger and the several transactions contemplated hereby, except where the failure to obtain such approvals, waivers, authorizations and consents would not have a Material Adverse Effect on the combined operations of PPD and APBI.

          (e) Pooling of Interests. PPD shall be able to account for the Merger and the transactions contemplated hereby as a pooling of interests.

          (f) Listing of Additional Shares. The filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of PPD Common Stock issuable upon conversion of the APBI Common Stock in the Merger and upon exercise of or exchange for the options under the APBI Stock Plans or outside of the APBI Stock Plans, and upon the exercise of APBI Purchase Rights under the APBI ESPP, assumed by PPD shall have been made.

          (g) PPD Management. At and after the Effective Time, the Board of Directors of PPD shall consist of Ernest Mario, Fred N. Eshelman, John A. McNeill, Jr., and Stuart Bondurant (the "PPD Board Representatives") and four individuals to be appointed by APBI (the "APBI Board Representatives"). Subsequent to the Effective time, if not previously agreed to by APBI and PPD, one additional outside director who has significant knowledge and experience regarding PPD's and APBI's existing and/or prospective businesses shall be appointed by PPD's then existing Board. Subsequent to the Effective Time there shall be at least one APBI Board Representative on each committee of the Board of Directors of PPD until the 1998 Annual Meeting of Shareholders of PPD. There also shall be a Nominating Committee formed consisting of the Chief Executive Officer of PPD, as chairman, one PPD Board Representative, if available, and one APBI Board Representative, if available. The Nominating Committee, as so described, shall serve until their successors are duly elected and qualified, but in any event at least until completion of the nominations for the 1997 Annual Meeting of Shareholders at which the Board of Directors of PPD will be elected. The Nominating Committee shall use their reasonable best efforts consistent with their fiduciary duties to cause the PPD Board Representatives and the APBI Board Representatives to be nominated for election at the 1997 Annual Meeting of Shareholders of PPD. At and after the Effective Time, the officers of PPD shall consist of the following persons who shall serve until the earlier of their death, resignation or removal or until their successors are duly elected and qualified: Ernest Mario, Chairman, Fred N. Eshelman, Chief Executive Officer, and Rudy C. Howard, Chief Financial Officer. PPD's Board of Directors shall not form an executive committee at any time prior to the 1998 annual meeting of shareholders of PPD.

          (h) Compensation to Outgoing Directors. For the last calendar quarter of 1996, APBI shall pay the sum of Six Thousand Dollars ($6,000) to each member of the APBI Board of Directors serving as of the date hereof who is not appointed as one of the APBI Board Representatives. For the last calendar quarter of 1996, PPD shall pay the sum of Six Thousand Dollars ($6,000) to each member of the PPD Board of Directors serving as of the date hereof who is not appointed as one of the PPD Board

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

     Representatives, but only if such director has received compensation in the past for service on the PPD Board of Directors. The amounts to be paid pursuant to this Section 6.1(h) shall be considered reasonable estimates of the quarterly stipends paid by each of PPD and APBI to members of their respective Boards of Directors.

     6.2 Additional Conditions to Obligations of APBI. The obligations of APBI to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by APBI:

          (a) Representations, Warranties and Covenants. (i) The representations and warranties of PPD and MERGER SUB in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time (other than those representations and warranties which address matters only as of a particular date) except where the failure to be true and correct would not have a Material Adverse Effect on PPD, and (ii) PPD and MERGER SUB shall have performed and complied in all material respects with all material covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Effective Time.

          (b) Certificate of PPD. APBI shall have been provided with a certificate dated, the Effective Date, executed on behalf of PPD by its Chief Executive Officer or President and its Chief Financial Officer to the effect that, as of the Effective Time, to the knowledge of such individuals the condition provided for in subsection (a) above has been satisfied.

          (c) No Material Adverse Changes. Since the date of this Agreement, there shall not have occurred any material adverse change in the business, results of operations or financial condition of PPD and its subsidiaries, taken as a whole; provided, however, that in no event shall "Retention Issues" as defined in Article II be characterized as giving rise to a Material Adverse Change.

          (d) Letters from Accountants. APBI shall have received the preliminary and final letters referred to in Section 5.16(a) from Arthur Andersen, LLP and the preliminary and final letters referred to in Section 5.16(b) from Coopers & Lybrand, LLP.

          (e) Third Party Consents. APBI shall have been furnished with evidence satisfactory to it of the consent or approval of those persons, as set forth on Schedule 6.2(e) whose consent or approval shall be required in connection with the Merger under any material contract of PPD or any of its subsidiaries or otherwise.

          (f) Tax Opinion. Shaw, Pittman, Potts and Trowbridge shall have rendered its opinion to APBI dated the Closing Date to the effect that the Merger will constitute a reorganization for Federal income tax purposes within the meaning of Section 368(a)(2)(E) of the Code.

          (g) Affiliates Agreements. Each of the Affiliates Agreements provided to APBI pursuant to Section 5.8(b) shall remain in full force and effect and shall have been complied with in accordance with its terms.

          (h) Amendment to Registration Rights Agreement. On or before the Effective Date, an amendment to the PPD Registration Rights Agreement in the form of Exhibit 6.2(h) shall be executed by PPD and the required number of PPD Shareholders who are parties thereto.

     6.3 Additional Conditions to the Obligations of PPD and MERGER SUB. The obligations of PPD and MERGER SUB to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by PPD:

          (a) Representations, Warranties and Covenants. (i) The representations and warranties of APBI in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time (other than those representations which address matters only as of a particular date) except where the failure to be true and correct would not have a Material Adverse Effect on APBI, and (ii) APBI shall have performed and complied in all material respects with all material covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Effective Time.

          (b) Certificate of APBI. PPD shall have been provided with a certificate, dated the Effective Date, executed on behalf of APBI by its President and its Chief Financial Officer to the effect that, as of the Effective Time, to the knowledge of such individuals the condition provided for in subsection (a) above has been satisfied.

          (c) No Material Adverse Changes. Since the date of this Agreement, there shall not have occurred any material adverse change in the business, results of operations or financial condition of APBI and its subsidiaries, taken as a whole; provided, however, that in no event shall "Retention Issues" as defined in Article II be characterized as giving rise to a Material Adverse Change.

          (d) Letters from Accountants. PPD shall have received the preliminary and final letters referred to in Section 5.16(b) from Coopers & Lybrand, LLP and the preliminary and final letters referred to in Section 5.16(a) from Arthur Andersen, LLP.

          (e) Third Party Consents. PPD shall have been furnished with evidence satisfactory to it of the consent or approval of those persons, as set forth on Schedule 6.3(e), whose consent or approval shall be required in connection with the Merger under any material contract of APBI or any of its subsidiaries or otherwise.

          (f) Tax Opinion. Shaw, Pittman, Potts and Trowbridge shall have rendered its opinion to APBI dated the Closing Date to the effect that the Merger will constitute a reorganization for Federal income tax purposes within the meaning of Section 368(a)(2)(E) of the Code.

          (g) Affiliate Agreements. PPD shall have received from each of the Affiliates of APBI identified on Schedule 5.8(a) an executed Affiliate Agreement in substantially the form attached hereto as Exhibit 5.8(a).

          (h) FIRPTA Certificate. APBI shall have provided to PPD the documentation referred to in Section 5.9.

                                   ARTICLE 7

                       TERMINATION, AMENDMENT AND WAIVER

     7.1 Termination. At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of APBI or PPD, this Agreement may be terminated:

          (a) by mutual consent of PPD and APBI;

          (b) by either PPD or APBI, if the Effective Date shall not have occurred on or before December 31, 1996; provided that the right to terminate this Agreement pursuant to this paragraph (b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a significant cause of, or resulted in, the failure of the Effective Date to occur on or before such date;

          (c) by PPD, if (i) APBI shall breach any of its representations, warranties or obligations hereunder (and such breach shall not have been cured within ten business days of receipt by APBI of written notice of such breach), or if any representation or warranty of APBI set forth in this Agreement shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) would be incapable of being satisfied by December 31, 1996, or (ii) the Board of Directors of APBI shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to PPD or shall have resolved to do any of the foregoing, it being understood that any withdrawal or modification by the Board of Directors of APBI for any reason other than as permitted in this Section 7.1 hereof shall be a breach of this Agreement;

          (d) by APBI, if (i) PPD shall breach any of its representations, warranties or obligations hereunder (and such breach shall not have been cured within ten business days following receipt by PPD of written notice of such breach), or if any representations or warranty of PPD set forth in this Agreement shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) would be incapable of being satisfied by December 31, 1996; or (ii) the Board of Directors of PPD shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to APBI or shall have resolved to do any of the foregoing, it being understood that any withdrawal or modification by the Board of Directors of PPD for any reason other than as permitted in this
     Section 7.1 hereof shall be a breach of this Agreement;

          (e) by either PPD or APBI, if the Board of Directors of APBI following receipt of an Acquisition Proposal in the exercise of its good faith judgment, after consultation with its legal counsel, withdraws its approval and recommendation of this Agreement and the transactions contemplated hereby after determining that to cause APBI to proceed with the transactions contemplated hereby would not be consistent with the Board of Directors' fiduciary duty to the stockholders of APBI;

          (f) by either PPD or APBI, if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable;

          (g) by either PPD or APBI, if at the APBI Stockholders Meeting (including any adjournment or postponement thereof) the requisite vote of stockholders of APBI shall not have been obtained;

          (h) by APBI, if at the PPD Stockholders Meeting (including any adjournment or postponement thereof) the requisite vote of stockholders of PPD shall not have been obtained;

          (i) by either PPD or APBI, if the Average PPD Stock Price is less than $30.00 per share; or

     7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of PPD, MERGER SUB or APBI or their respective officers, directors, stockholders or affiliates, except as follows: (i) a party shall be liable to the other party for any expenses to the extent provided in Section 7.3(a) hereof; (ii) the respective parties, as applicable, shall be liable for any termination fee to the extent provided in
Section 7.3(b) and Section 7.3(c) hereof, and such termination fee, if due, shall be in the absence of a willful breach the exclusive and nonelective remedy against the applicable party and in lieu of any other damages or remedies which might otherwise be available; (iii) if termination results from the willful breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement such that the conditions set forth in Sections 6.2(a) or 6.3(a) were not satisfied then the breaching party shall be liable to the nonbreaching party for actual and compensatory damages (but not for consequential or punitive type damages); and (iv) the provisions of Section 5.4 (Confidentiality), Section 7.3 (Expenses and Termination Fees) and this Section
7.2 and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

     7.3 Expenses and Termination Fees. (a) Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense, except that, in the event the Merger shall not be consummated for any reason or if this Agreement shall be terminated for any reason other than pursuant to Section 7.1(d) or 7.1(h), expenses incurred in connection with printing the Proxy Materials and the Registration Statement, registration and filing fees incurred in connection with the Registration Statement, the Proxy Materials and the listing of additional shares pursuant to
Section 6.1(f), fees in connection with any pooling letters, and fees, costs and

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

expenses associated with compliance with applicable state securities laws in connection with the Merger shall be shared equally by APBI and PPD.

     (b) In the event that this Agreement is terminated pursuant to Section 7.1(e) based upon a determination of APBI's Board of Directors to entertain or accept an Acquisition Proposal and APBI's Board of Directors accepts a written binding agreement with respect to such Acquisition Proposal either prior to or within two (2) years after the termination of this Agreement, then APBI shall be liable to PPD for a termination fee in the amount of $10,000,000 to be paid within ninety (90) days after acceptance of such Acquisition Proposal.

     (c) In the event PPD terminates this Agreement or causes the termination of this Agreement other than as expressly permitted in Section 7.1, and such termination does not constitute a willful breach, then PPD shall be liable to APBI for a termination fee in the amount of $10,000,000 to be paid within ninety
(90) days after such termination by PPD.

     7.4 Amendment. The boards of directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that an amendment made subsequent to adoption of this Agreement by the stockholders of APBI, PPD or MERGER SUB shall not (i) alter or change the amount or kind of consideration to be received on conversion of the APBI Common Stock, (ii) alter or change any term of the Articles of Incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of APBI Common Stock or PPD Common Stock.

     7.5 Extension: Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE 8

                               GENERAL PROVISIONS

     8.1 Survival. The representations, warranties and agreements set forth in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Article 1, Section 5.4 (Confidentiality), 5.7 (Pooling Accounting),
5.8 (Affiliate Agreements), 5.12 (Employee Benefit Plans), 5.14 (Form S-8), 5.15 (Listing of Additional Shares; Form 10-C), 5.17 (Reasonable Efforts and Further Assurances), 5.2 (Indemnification), 5.23 (Filing of Form 8-K), 5.24 (Board and Committee Representation), 7.3 (Expenses and Termination Fees), 7.4 (Amendment), and this Article 8 shall survive the Effective Time.

     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

          (a) if to PPD or MERGER SUB, to:

              Pharmaceutical Product Development, Inc.
              115 N. Third Street
              Wilmington, North Carolina 28401
              Attention: Fred N. Eshelman, Chief Executive Officer Facsimile No.: (910) 343-5920
              Telephone No.: (910) 251-0081
with a copy to:

           Murchison, Taylor, Kendrick, Gibson & Davenport, LLP
           16 N. Fifth Avenue
           Wilmington, North Carolina 28401
           Attention: Fred B. Davenport, Jr.
           Facsimile No.: (910) 763-6561
           Telephone No.: (910) 763-2426

       (b) if to APBI, to:

           Applied Bioscience International Inc.
           4350 North Fairfax Drive
           Arlington, Virginia 22203
           Attention: Kenneth H. Harper, Chief
             Executive Officer

with a copy to:

           Shaw, Pittman, Potts & Trowbridge
           2300 N. Street, N. W.
           Washington, D.C. 20037
           Attention: Craig E. Chason
           Facsimile No.: (202) 663-8007
           Telephone No.: (202) 663-8758

     8.3 Interpretation. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to June 20, 1996. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     8.5 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits and the Schedules hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms; (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth in Sections 1.6(a)-(e), 1.7-1.10, 5.12, 5.15 and 5.24; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

     8.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

     8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to its principles of conflicts of law).

     8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     IN WITNESS WHEREOF, APBI, PPD and MERGER SUB have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

[CORPORATE SEAL]                         PHARMACEUTICAL PRODUCT
                                         DEVELOPMENT, INC.
ATTEST:

/s/  RUDY C. HOWARD                      By: /s/  FRED N. ESHELMAN
- -------------------------------------    -----------------------------------------------
Secretary                                    Name: Fred N. Eshelman
                                             Title: Chief Executive Officer

[CORPORATE SEAL]                         WILMINGTON MERGER CORP.

ATTEST:

/s/  FRED B. DAVENPORT, JR.              By: /s/  FRED N. ESHELMAN
- -------------------------------------    -----------------------------------------------
(Asst.) Secretary                            Name: Fred N. Eshelman
                                             Title: President

[CORPORATE SEAL]                         APPLIED BIOSCIENCE
                                         INTERNATIONAL INC.
ATTEST:

/s/  CRAIG E. CHASON                     By: /s/  KENNETH H. HARPER
- -------------------------------------    -----------------------------------------------
(Asst.) Secretary                            Name: Kenneth H. Harper
                                             Title: Chief Executive Officer

                                                                         ANNEX B

                          [FURMAN SELZ LLC LETTERHEAD]

June 20, 1996

Board of Directors
Pharmaceutical Product Development, Inc.
115 North Third Street
Wilmington, North Carolina 28401

Ladies and Gentlemen:

     We understand that Pharmaceutical Product Development, Inc. (the "Company"), Applied Bioscience International Inc. ("APBI") and Wilmington Merger Corp., a wholly owned subsidiary of the Company (the "Merger Sub"), propose to enter into an Agreement and Plan of Reorganization substantially in the form of the draft dated June 10, 1996 which has been furnished to us (the "Agreement"), whereby, among other things, Merger Sub will be merged with and into APBI in a transaction (the "Merger") in which each share of APBI's common stock, par value $0.01, will be converted into the right to receive a fractional number of shares (the "Merger Consideration") of the common stock, par value $0.10, of the Company based upon a ratio (the "Exchange Ratio"), the numerator of which is $15.00 and the denominator of which is the average of the last sale prices for the Company for the last ten consecutive trading days ending on the date which is five days prior to the closing of the Merger (the "Average PPD Stock Price"). If the Average PPD Stock Price is greater than $48.00, then the Exchange Ratio shall be equal to $15.00 divided by the Average PPD Stock Price less the product of 0.5 and the difference between the Average PPD Stock Price and $48.00. If the Average PPD Stock Price is less than $37.00, then the Exchange Ratio shall remain fixed at 0.4054 until the Average PPD Stock Price equals $30.00. If the Average PPD Stock Price is less than $30.00, both the Company and APBI have the right to terminate the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement.

     You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to the Company of the Merger Consideration to be paid to APBI's stockholders.

     In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

     a. a draft of the Agreement dated June 10, 1996;

     b. the Company's and APBI's respective Annual Reports on Form 10-K for the fiscal years ended December 31, 1993, December 31, 1994 and December 31, 1995;

     c. the Company's and APBI's respective Quarterly Reports on Forms 10-Q for the quarterly period ended March 31, 1996;

     d. certain other publicly available information concerning the Company and APBI and the trading market for their common stock;

     e. certain internal information relating to the Company and APBI, including financial forecasts and projections provided by the respective managements of the Company and APBI;

     f. the results of operations of the Company and APBI and compared such results of operations with those of certain companies which we deemed to be reasonably similar to the Company and APBI;

     g. certain publicly available information concerning certain other companies engaged in businesses which we believe to be comparable to the Company and APBI and the trading markets for certain such companies' securities; and

     h. the financial terms of certain business combinations which we believe to be relevant.

     We have also met with certain officers and employees of the Company and APBI concerning their businesses and operations, assets, present condition and future prospects and undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have not visited or conducted a physical inspection of the properties and facilities of the Company or APBI (although we have visited each company's headquarters), nor have we made, obtained or assumed any responsibility for any independent evaluation or appraisal of any such properties and facilities or of the assets and liabilities of the Company or APBI. We have assumed and relied upon the accuracy and completeness of the financial and other information supplied to or otherwise used by us in arriving at our opinion and have not attempted independently to verify, or undertaken any obligation to verify, such information. In addition we have assumed that the Company's and APBI's forecasts and projections supplied to us represent the best currently available estimates and judgment of the Company's and APBI's managements as to the expected future financial condition and results of operations of the Company and APBI, and have assumed that such forecasts and projections have been reasonably prepared based on such currently available estimates and judgment. We assume no responsibility for and express no view as to such forecasts and projections or the assumptions on which they are based. We further have assumed the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code, as amended, and that for accounting purposes, the Merger is intended to be accounted for as a pooling-of-interests.

     We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof.

     We do not express any view as to what the value of the Company's stock will be when issued to APBI stockholders pursuant to the Merger, or the price at which the Company's stock will trade prior to or subsequent to the closing of the Merger. This letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Merger. This letter does not constitute a recommendation of the Merger over any other alternative transactions which may be available to the Company and does not address the underlying business decision of the Board of Directors of the Company to proceed with or effect the Merger. Furthermore, this letter does not constitute a recommendation by our firm to any stockholder to vote in favor of the Merger.

     As you are aware, we have performed various investment banking services for the Company in the past, including acting as a managing underwriter for the Company's initial public offering in January 1996 and have received customary fees for such services. In the ordinary course of our business, we may actively trade in the equity securities of the Company and APBI for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid to APBI's stockholders is fair, from a financial point of view, to the Company.

                                            Very truly yours,

                                            FURMAN SELZ LLC

                                                                         ANNEX C

                          [LEHMAN BROTHERS LETTERHEAD]


                                                                 August 14, 1996


Board of Directors
Applied Bioscience International Inc.
4350 North Fairfax Drive
Arlington, Virginia 22203

Members of the Board:

     We understand that Applied Bioscience International Inc. ("APBI" or the "Company"), Pharmaceutical Product Development, Inc. ("PPD"), and Wilmington Merger Corp., a wholly owned subsidiary of PPD ("MergerSub") have entered into an Agreement and Plan of Reorganization dated as of June 20, 1996 (the "Agreement") regarding the proposed merger of MergerSub with and into the Company (the "Merger"). The Agreement provides that, upon effectiveness of the Merger, each issued and outstanding share of common stock of the Company will be converted into a share of PPD Common Stock based upon a ratio (the "Exchange Ratio") computed as follows: (i) if the Average PPD Stock Price (as defined below) is equal to or less than $48.00 per share, then the Exchange Ratio shall be equal to the quotient of (x) divided by (y), where (x) is $15.00 per share and where (y) is the Average PPD Stock Price (as defined below); provided, however, that in such event the Exchange Ratio shall not be less than 0.3125 nor greater than 0.4054; (ii) if the Average PPD Stock Price (as defined below) is greater than $48.00 per share, then the Exchange Ratio shall be equal to the quotient of (x) divided by (y), where (x) is $15.00 per share and where (y) is the Average PPD Stock Price less the product of 0.5 and the difference between the Average PPD Stock Price and $48.00. The "Average PPD Stock Price" shall mean the last sale price of a share of PPD Common Stock for the ten (10) most recent days that PPD Common Stock has traded ending on the day which is five (5) days immediately prior to the Effective Time. We further understand that if the Average PPD Stock Price declines below $30.00 per share, then both APBI and PPD shall have the right to terminate the Agreement. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

     We have acted as financial advisor to the Company in connection with the Merger, and have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the stockholders of the Company of the consideration to be offered to such stockholders in the Merger. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Merger.


     In arriving at our opinion, we reviewed and analyzed the following: (i) the Agreement and the specific terms of the Merger and the Joint Proxy and Prospectus as filed with the Securities and Exchange Commission on July 16, 1996; (ii) publicly available information concerning the Company and PPD which we believe to be relevant to our inquiry, including without limitation the Company's Form 10-K for the year ended December 31, 1995 and Form 10-Q for the quarter ended June 30, 1996, and PPD's Form 10-K for the year ended December 31, 1995 and Form 10-Q for the quarter ended June 30, 1996; (iii) financial and operating information with respect to the business, operations and prospects of the Company, including such information as to Pharmaco International Inc., ENVIRON Corporation and Clinix International as separate operating businesses, furnished to us by the Company; (iv) financial and operating information with respect to the business, operations and prospects of PPD furnished to us by PPD;
(v) a trading history of the Company's common stock since its initial public offering in March 1987, and of PPD's common stock since its initial public offering on January 24, 1996, and a comparison of such trading histories with those of other companies that we deemed relevant; (vi) a comparison of the historical financial results and present financial condition of the Company and PPD with those of other companies that we deemed relevant; (vii) third party research analysts' quarterly and annual earnings estimates for the Company and PPD; (viii) the potential pro forma financial effects of the Merger; and (ix) a comparison of the financial terms of the Merger with the terms of certain other recent transactions that we deemed relevant. In addition, we have had discussions with the respective managements of the Company, including the management of Pharmaco International Inc., ENVIRON Corporation and Clinix International, and PPD concerning their respective businesses, operations, assets, financial conditions and prospects and the potential cost savings, operating synergies and other strategic benefits expected to result from a combination of the businesses of the Company and PPD, and undertook such other studies, analyses and investigations as we deemed appropriate for the purposes of the opinion expressed herein.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the financial forecasts of the Company, upon advice of the Company we have assumed that such forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and we have relied upon such forecasts in arriving at our opinion. With respect to the financial forecasts of PPD, we have assumed that such forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of PPD as to the future financial performance of PPD and that PPD will perform in accordance with such forecasts. In arriving at our opinion, we have not made nor obtained any evaluations or appraisals of the assets or liabilities of the Company or PPD. Upon the advice of the Company and its legal and accounting advisors, we have assumed the Merger will qualify (i) for pooling-of-interests accounting treatment and (ii) as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and, therefore, as a tax-free transaction to the stockholders of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion of the date hereof that, from a financial point of view, the consideration to be offered to the stockholders of the Company in the Merger is fair to such stockholders.

     We have acted as financial advisor to the Company in connection with the merger and will receive a fee for our services which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past and have received customary fees for such services. Frederick Frank, Vice Chairman of Lehman Brothers, is a director of the Company. In addition, we acted as lead manager of the initial public offering of common stock by PPD, which was completed on January 24, 1996. In the ordinary course of our business, we may actively trade in the securities of the Company and PPD for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Merger. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger.

                                          Very truly yours,

                                          LEHMAN BROTHERS


                                          /s/  PETER J. MIXTER

                                          --------------------------------------
                                          Managing Director

                                                                APPENDIX A



                    PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.
                     THIS PROXY IS SOLICITED BY MANAGEMENT
                                     PROXY


The undersigned, a shareholder of Pharmaceutical Product Development, Inc., a North Carolina corporation ("PPD"), hereby constitutes and appoints Fredric N. Eshelman and Rudy C. Howard, or either of them, attorneys and proxies with full power of substitution to act and vote all shares of the undersigned at the special meeting of shareholders of PPD to be held at PPD's corporate headquarters located at 115 North Third Street, Wilmington, North Carolina, on September 25, 1996, commencing at 10:30 a.m., Eastern Time, and any adjournment(s) thereof (the "Meeting"). The undersigned hereby directs this proxy to be voted as follows:


1. The approval of the Merger Agreement, as described in the accompanying Proxy
   Statement:

         Vote for / /         Vote against / /         Withhold vote / /

2. The approval of the amendment to the Articles of Incorporation to increase the number of authorized shares of PPD Common Stock from 30,000,000 to 95,000,000, as described in the accompanying Proxy Statement:

         Vote for / /         Vote against / /         Withhold vote / /

3. The approval of the increase in the number of authorized directors from eight to nine, as described in the accompanying Proxy Statement:

         Vote for / /         Vote against / /         Withhold vote / /

4. The approval of the amendment to PPD's Bylaws to provide for the annual election of directors, as described in the accompanying Proxy Statement:

         Vote for / /         Vote against / /         Withhold vote / /

5. The approval of the amendment to PPD's Equity Compensation Plan to increase the number of shares of PPD Common Stock reserved for issuance thereunder from 750,000 shares to 1,500,000 shares, as described in the accompanying Proxy Statement:

         Vote for / /         Vote against / /         Withhold vote / /

6. The approval of the amendment to PPD's Stock Option Plan for Non-Employee Directors to increase the number of shares of PPD Common Stock reserved for issuance thereunder from 50,000 to 100,000, as described in the accompanying Proxy Statement:

         Vote for / /         Vote against / /         Withhold vote / /

This Proxy will be voted as directed above. In the absence of any direction, this Proxy will be voted for Proposals 1-6, with discretion to vote upon such other matters as may be brought before the Meeting. Any proxy heretofore given by the undersigned for the Meeting is hereby revoked and declared null and void and without any effect whatsoever.

                                         DATED:          , 1996


                                         -------------------------------(SEAL)
                                         [Please sign exactly as name
                                         appears on certificate(s)]

                                         -------------------------------
                                         Print name and title, if
                                         appropriate


                                         -------------------------------(SEAL)
                                         [Please sign exactly as name
                                         appears on certificate(s)]


                                         -------------------------------
                                         Print name and title, if
                                         appropriate

                                                                APPENDIX B



                     APPLIED BIOSCIENCE INTERNATIONAL INC.

                     THIS PROXY IS SOLICITED BY MANAGEMENT

                                     PROXY


The undersigned, a stockholder of Applied Bioscience International Inc., a Delaware corporation ("APBI"), hereby constitutes and appoints Kenneth H. Harper and Stephen L. Waechter, or either of them, attorneys and proxies with full power of substitution to act and vote all shares of the undersigned at the special meeting of stockholders of APBI to be held at The Peninsula Hotel New York, 700 Fifth Avenue at 55th Street, New York, New York, on September 25, 1996, commencing at 11:00 a.m., Eastern Time, and any adjournment(s) thereof (the "Meeting"). The undersigned hereby directs this proxy to be voted as follows:


1. The approval of the Merger Agreement, as described in the accompanying Proxy
   Statement:

         Vote for / /         Vote against / /         Withhold vote / /

This Proxy will be voted as directed above. In the absence of any direction, this Proxy will be voted for Item 1, with discretion to vote upon such other matters as may be brought before the Meeting. Any proxy heretofore given by the undersigned for the Meeting is hereby revoked and declared null and void and without any effect whatsoever.

DATED:             , 1996

                                                  ---------------------------------(SEAL)
                                                  [Please sign exactly as name
                                                  appears on certificate(s)]

                                                  --------------------------------------------
                                                  Print name and title, if appropriate

                                                  --------------------------------------------(SEAL)
                                                  [Please sign exactly as name
                                                  appears on certificate(s)]

                                                  --------------------------------------------
                                                  Print name and title, if appropriate

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Articles of Incorporation and Bylaws include provisions to
(i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by Section 55-8-30(e) of the North Carolina Business Corporation Act (the "North Carolina Law"), and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by Sections 55-8-50 through 55-8-58 of the North Carolina Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Sections 55-8-51 and 55-8-57 of the North Carolina Law, a corporation generally has the power to indemnify its present and former directors, officers, employee and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under North Carolina Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its shareholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Registrant or its shareholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its shareholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, for improper transactions between the director and the Registrant and for improper distributions to shareholders and loans to directors and officers. These provisions do not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Registrant's Bylaws require the Registrant to indemnify its directors and officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Registrant's Bylaws also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

ITEM 21.  EXHIBITS


EXHIBIT NO.                                        DESCRIPTION
- -----------      -------------------------------------------------------------------------------
   2.1**     --  Plan of Merger to Merge PPD Subsidiary, Inc. with and into Pharmaceutical
                 Product Development Clinical Research Unit, Inc. ("PPD-CRU").
   2.2**     --  Plan of Merger to Merge PPD-Europe, Inc. ("PPD Europe") with and into the
                 Registrant.
   2.3*      --  Agreement and Plan of Reorganization, dated as of June 20, 1996, among the
                 Registrant, Wilmington Merger Corp. and Applied Bioscience International Inc.
                 (see page A-1).
   3.1*      --  Restated Articles of Incorporation, as proposed to be amended.

EXHIBIT NO.                                        DESCRIPTION
- -----------      -------------------------------------------------------------------------------
   3.2*      --  Amended and Restated Bylaws, as proposed to be amended.
   5.1       --  Opinion of Wyrick, Robbins, Yates & Ponton L.L.P.
  10.1**     --  Employment Agreement, dated July 1, 1995, by and between the Registrant and
                 Fredric N. Eshelman.
  10.2**     --  Employment Agreement, dated July 1, 1995, by and between the Registrant and
                 Peter J. Wise.
  10.3**     --  Employment Agreement, dated October 1, 1995, by and between the Registrant and
                 Rudy C. Howard.
  10.4**     --  Plan of Merger to Merge PPD Subsidiary, Inc. with and into PPD-CRU (see Exhibit
                 2.1).
  10.5**     --  Plan of Merger to Merge PPD-Europe with and into the Registrant (see Exhibit
                 2.2).
  10.6**     --  Agreement for the Sale and Purchase of the Whole of the Issued Share Capital of
                 Gabbay Group Limited, dated August 1, 1995, by and among Dr. Felicity Jane
                 Gabbay, Professor John Gabbay, Leslie Grant Marshall, Mrs. Elizabeth MacKenzie
                 Marshall, the Registrant, PPD-Europe and Gabbay Group Limited.
  10.7**     --  Stock Purchase Agreement, dated May 16, 1994, by and among the Registrant,
                 Wisconsin Analytical and Research Services, Ltd. ("WARS"), Richard Johnson and
                 Richard Charles.
  10.8**     --  Pharmaceutical Product Development, Inc. Equity Compensation Plan, effective as of October 30, 1995.
  10.9**     --  Pharmaceutical Product Development, Inc. Stock Option Plan for Non-Employee
                 Directors, effective as of October 31, 1995.
  10.10**    --  Registration Rights Agreement, dated January 24, 1995, by and among the
                 Registrant and certain of its shareholders.
  10.11**    --  Term Loan Agreement, dated July 14, 1995, among the Registrant, PPD-CRU,
                 Pharmaceutical Research Plus, Inc. and Wachovia Bank of North Carolina, N.A.
                 ("Wachovia").
  10.12**    --  Note and Security Agreement, dated November 15, 1993, made by the Registrant for the benefit of Wachovia, as amended on July 19, 1995.
  10.13**    --  Note and Security Agreement, dated May 16, 1994, made by the Registrant for the benefit of Wachovia, as amended on July 19, 1995.
  10.14**    --  Note and Security Agreement, dated June 28, 1994, made by PPD-CRU for the benefit of Wachovia, as amended on July 19, 1995.
  10.15**    --  General Security Agreement, dated January 29, 1991, made by the Registrant for the benefit of Wachovia Bank and Trust Company, N.A.
  10.16**    --  Note and Security Agreement, dated May 12, 1994, made by PPD-CRU for the benefit of Wachovia.
  10.17**    --  General Security Agreement, dated June 28, 1994, made by PPD-CRU for the benefit of Wachovia.
  10.18**    --  General Security Agreement, dated March 5, 1991, made by PPD-CRU for the benefit of Wachovia Bank and Trust Company, N.A.
  10.19**    --  Loan Agreement, dated August 11, 1995, among Dr. Felicity Jane Gabbay,
                 Professor John Gabbay and Gabbay Limited.
  10.20**    --  Promissory Note, dated August 1, 1995, made by the Registrant and PPD-Europe for the benefit of Felicity Jane Gabbay, John Gabbay, Leslie Grant Marshall and
                 Mrs. E.M. Marshall.
  10.21**    --  Lease, dated August 18, 1995, by and between LOI Building, Inc. and the
                 Registrant.
  10.22**    --  Lease, dated August 18, 1995, by and between LOI Building, Inc. and the
                 Registrant.
  10.23**    --  Sublease Agreement, dated July 6, 1993, by and between United Carolina Bank and the Registrant.
  10.24**    --  Sublease Agreement, dated April 14, 1993, by and between United Carolina Bank and the Company.
  10.25**    --  Lease, dated June 7, 1993, by and between LOI Building, Inc. and the
                 Registrant, as amended on August 18, 1995.

EXHIBIT NO.                                        DESCRIPTION
- -----------      -------------------------------------------------------------------------------
  10.26**    --  Lease, dated May 1, 1994, by and between LOI Building, Inc. and the Registrant, as amended on August 18, 1995.
  10.27**    --  Lease, dated November 1, 1990, by and between LOI Building, Inc. and the
                 Registrant, as previously amended and as amended on August 18, 1995.
  10.28**    --  Lease, dated February 9, 1993, by and between LOI Building, Inc. and the
                 Registrant, as amended on January 23, 1995 and on August 18, 1995.
  10.29**    --  Lease Agreement, dated August 17, 1995, by and between the Registrant and
                 Pinehurst National Development Corporation, as amended on September 29, 1995.
  10.30**    --  Lease, dated March 7, 1994, by and among John C. Bullock, Jr. and Jean H.
                 Bullock and the Registrant, as supplemented by the Letter dated April 20, 1995 between John C. Bullock and the Registrant.
  10.31**    --  Lease Agreement, dated as of August 1, 1991, by and between Connecticut General
                 Life Insurance Company and the Registrant, as amended on January 5, 1993 and on
                 August 18, 1995.
  10.32**    --  Lease Agreement, dated as of February 22, 1995, by and between Perimeter Park
                 West Associates Limited Partnership and the Registrant.
  10.33**    --  Lease, dated October 15, 1995, by and between John T. Talbert, Jr., Gary M.
                 Garlow and John T. Talbert, III, d/b/a Tagata Properties and the Registrant.
  10.34**    --  Assignment and Assumption of Lease, dated May 17, 1994, by and between WARS and
                 PPD-CRU, with respect to a Lease, dated July 1, 1987, by and between The LAB
                 Associates and WARS.
  10.35**    --  Lease, dated January 26, 1994, by and between Michael James Lawton, Jeffrey
                 William Ware, Prudential Nominees Limited and Gabbay Group Limited.
  10.36**    --  Lease on Offices, dated October 19, 1993, by and between Eucro European
                 Contract Research GmbH and Gabbay Group Ltd.
  10.37**    --  Employment Agreement, dated October 18, 1995, by and between the Registrant and
                 Terrence W. Mischler.
  10.38**    --  Lease Agreement, dated as of October 25, 1995, by and between the Registrant and Perimeter Park West Associates Limited Partnership.
  10.39**    --  Lease Agreement, dated as of October 25, 1995, by and between PPD-CRU and
                 Perimeter Park West Associates Limited Partnership.
  10.40**    --  Note and Security Agreement, dated June 1, 1995 made by the Registrant for the benefit of Wachovia.
  10.41**    --  Guaranty Agreement, dated June 10, 1994, made by Ronald B. McNeill for the benefit of Wachovia.
  10.42**    --  Guaranty Agreement, dated June 10, 1994, made by Ernest Mario for the benefit of Wachovia.
  10.43**    --  Guaranty Agreement, dated June 10, 1994, made by John A. McNeill, Jr. for the benefit of Wachovia.
  10.44**    --  Guaranty Agreement, dated May 12, 1994, made by Ernest Mario for the benefit of
                 Wachovia.
  10.45**    --  Guaranty Agreement, dated May 12, 1994, made by Fred Eshelman for the benefit of Wachovia.
  10.46**    --  Guaranty Agreement, dated May 12, 1994, made by Ronald B. McNeill for the benefit of Wachovia.
  10.47**    --  Guaranty Agreement, dated May 12, 1994, made by Peter J. Wise for the benefit of Wachovia.
  10.48**    --  Guaranty Agreement, dated May 12, 1994, made by John A. McNeill, Jr. for the benefit of Wachovia.
  10.49**    --  First Amendment to Lease Agreement, dated October 25, 1995, with respect to
                 Lease Agreement dated February 22, 1993, by and between the Registrant and
                 Perimeter Park West Associates Limited Partnership.
  10.50**    --  First Amendment to Lease, dated as of September 20, 1995, with respect to Lease dated April 14, 1993, by and between United Carolina Bank and the Registrant.

EXHIBIT NO.                                        DESCRIPTION
- -----------      -------------------------------------------------------------------------------
  10.51**    --  First Amendment to Lease, dated as of September 20, 1995, with respect to Lease dated July 6, 1993, by and between United Carolina Bank and the Registrant.
  10.52**    --  Assignment of Sublease, dated September 21, 1995 with respect to Sublease dated
                 July 6, 1993, by and among United Carolina Bank, the Registrant and Clinical
                 Investigation Review Board.
  10.53**    --  Guaranty Agreement, dated June 10, 1994, made by Fred Eshelman for the benefit of Wachovia.
  10.54**    --  Guaranty Agreement, dated June 10, 1994, made by Peter J. Wise for the benefit of Wachovia.
  10.55**    --  Lease made January 23, 1996 between PPD-CRU and Western Center Properties, Inc.
  10.56**    --  Note dated January 23, 1996, made by the Registrant for the benefit of
                 Wachovia.


  10.57*     --  First Amendment to Registration Rights Agreement.
  10.58*     --  Shareholder Voting Agreement, dated June 7, 1996.
  10.59*     --  First Amendment to Lease Agreement, dated October 25, 1995, between PPD and
                 Perimeter Park West Associates Limited Partnership.
  10.60*     --  First, Second and Third Amendments to Lease Agreement, dated March 25, 1996, between PPD and BBC Family Limited Partnership.
  10.61      --  Lease Agreement, dated March 25, 1996, between PPD and BBC Family Limited
                 Partnership.
  21.1**     --  List of Subsidiaries.
  23.1       --  Consent of Coopers & Lybrand L.L.P.
  23.2       --  Consent of Arthur Andersen LLP.
  23.3       --  Consent of Wyrick, Robbins, Yates & Ponton L.L.P. (contained in Exhibit 5.1).
  24.1*      --  Power of Attorney (see page S-1).


- ---------------


 * Previously filed.

** Incorporated by reference to the Registrant's Registration Statement on Form
   S-1, as amended (File No. 33-98996).

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The registrant undertakes that every prospectus (i) that is filed pursuant to the foregoing paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers, and controlling persons of the Registrant pursuant to provisions described in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of North Carolina, on this 15th day of August, 1996.


                                          PHARMACEUTICAL PRODUCT
                                          DEVELOPMENT, INC.


                                          By: /s/  FREDRIC N. ESHELMAN*
                                            ------------------------------------
                                               Fredric N. Eshelman, Pharm.D.
                                                  Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                CAPACITY                    DATE
- ---------------------------------------------   ------------------------------   ----------------
            /s/  FREDRIC N. ESHELMAN*           Director and Chief Executive     August 15, 1996
- ---------------------------------------------     Officer (Principal Executive
        Fredric N. Eshelman, Pharm.D.             Officer)

                 /s/  RUDY C. HOWARD            Chief Financial Officer and      August 15, 1996
- ---------------------------------------------     Vice President, Finance and
               Rudy C. Howard                     Treasurer (Principal
                                                  Financial and Accounting
                                                  Officer)

                  /s/  ERNEST MARIO*            Director                         August 15, 1996
- ---------------------------------------------
             Ernest Mario, Ph.D.

               /s/  PETER J. WISE*              Director                         August 15, 1996
- ---------------------------------------------
             Peter J. Wise, M.D.

            /s/  JOHN A. MCNEILL, JR.*          Director                         August 15, 1996
- ---------------------------------------------
            John A. McNeill, Jr.

              /s/  RONALD B. MCNEILL*           Director                         August 15, 1996
- ---------------------------------------------

              Ronald B. McNeill
                                                Director
- ---------------------------------------------
               Patti S. Manuel

         /s/  STUART BONDURANT, M.D.*           Director                         August 15, 1996
- ---------------------------------------------
           Stuart Bondurant, M.D.

           /s/  W. TRAVIS PORTER, III*          Director                         August 15, 1996
- ---------------------------------------------
            W. Travis Porter, III

       *By:       /s/  RUDY C. HOWARD           Attorney-in-fact                 August 15, 1996
- ---------------------------------------------
               Rudy C. Howard

                  SIGNATURE                                 CAPACITY                    DATE
- ---------------------------------------------   --------------------------------   --------------
                                                Director                           July   , 1996
- ---------------------------------------------
               Patti S. Manuel

          /s/  STUART BONDURANT, M.D.           Director                           July 11, 1996
- ---------------------------------------------
           Stuart Bondurant, M.D.

            /s/  W. TRAVIS PORTER, III          Director                           July 12, 1996
- ---------------------------------------------
            W. Travis Porter, III

     Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, the undersigned hereby consent to being named in this Registration Statement as persons to become directors of the Registrant upon consummation of the Merger.

                  /s/  JOHN D. BRYER                                                July 12 1996
- ---------------------------------------------
                John D. Bryer

                 /s/  KIRBY L. CRAMER                                              July 15, 1996
- ---------------------------------------------
               Kirby L. Cramer

                /s/  FREDERICK FRANK                                               July 15, 1996
- ---------------------------------------------
               Frederick Frank

                   /s/  FRANK E. LOY                                               July 15, 1996
- ---------------------------------------------
                Frank E. Loy